invensys

RLS Admin/Letters/2004/0015

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04010301

RECEIVED MAR - 4 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

SUPPL

25 February 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Agreement with the PBGC.

Yours faithfully,

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 3/5

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"emailalert@hemscott.co.uk" <emailalert
06/02/2004 11:03

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Circular to Shareholders

This Email News Alert service is brought to you by Invensys

RNS Number:1034V
Invensys PLC
06 February 2004

6 February 2004

Invensys plc

Circular to Shareholders re Placing and Open Offer and Share Capital Subdivision
and Notice of Extraordinary General Meeting

A copy of the above document has been submitted to the UK Listing Authority and
will shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000.

Contact:

Brunswick Tel: +44 (0) 20 7404 5959
Nick Claydon/ Ben Brewerton/ Sophie Fitton

This information is provided by RNS
The company news service from the London Stock Exchange

END

CIRBGGDDDSGGGSL

RLS Admin/Letters/2004/0016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

27 February 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Circular to Shareholders.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

it.
Invensys is not making a public offering of its securities in the United States
or in any other jurisdiction.

Stabilisation/FSA

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCUAUWRSWRORRR

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facilities having been satisfied or waived, subject to, amongst other things,
Admission. If the issue of the Senior Notes becomes unconditional, settlement
is expected to occur on 5 March 2004 and admission of the Senior Notes to the
Official List and to trading on London Stock Exchange plc's market for listed
securities is expected to occur on 8 March 2004. A copy of the purchase agreement for the Senior Notes will be available for inspection during normal
business hours on any weekday (Saturdays and public holidays excepted) at the
offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up
to and including 5 March 2004.

Contact:
Invensys plc
Victoria Scarth / Mike Davies +44 (0) 20 7821 2121

Deutsche Bank
Carl Tack / David Bugge / Charles Foreman +44 (0) 20 7545 8000

Deutsche Bank AG London ("Deutsche Bank") is acting as sole underwriter and bookrunner of the new credit facilities and the issue of the Senior Notes.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United
States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose
possession this announcement comes should inform themselves about and observe
any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This announcement does not constitute or form part of an offer or solicitation
of an offer to purchase or subscribe for securities in the United States or in
any other jurisdiction. None of the securities referred to herein (including
the Senior Notes) have been, or will be, registered under the US Securities Act
of 1933, as amended, or under the securities laws of any state in the United
States or under the applicable securities laws of Australia, Canada, France, The
Netherlands, Japan, New Zealand or the Republic of South Africa (the "Excluded
Territories"). Subject to certain exceptions, such securities may not be offered or sold in the United States or in any Excluded Territory, or to or for
the benefit of any national, resident or citizen of the United States or any
Excluded Territory. Such securities have not been registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United
States absent registration under that act or an available exemption from

"emailalert@hemscott.co.uk" <emailalert
01/03/2004 08:59

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Senior Notes Pricing -Replace

This Email News Alert service is brought to you by Invensys

RNS Number:9550V
Invensys PLC
01 March 2004

The following replaces the Pricing of Senior Notes announcement released today
at 7am under RNS 9485V. In the second paragraph 9% has been corrected to 9 7/8%. All other details remain the same.

1st March 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE
UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW ZEALAND OR
THE REPUBLIC OF SOUTH AFRICA

Invensys announces the pricing of the Senior Notes

On 5 February 2004, Invensys plc ("Invensys") announced details of a £2.7 billion refinancing plan, consisting of a placing and open offer of 2,187,363,013 new ordinary shares at a price of 21.5 pence per share, an issue of senior notes and an arrangement of new credit facilities, the senior notes and credit facilities together totalling £2,250 million.

Invenys announces that it has today agreed with Deutsche Bank AG London the pricing for the senior note portion of the refinancing. Invensys will issue Euro475 million in aggregate principal amount of 9 7/8% senior notes due 2011 and $550 million in aggregate principal amount of 9 7/8% senior notes due 2011 (together, the "Senior Notes"). The Senior Notes will be issued at 98.147% of their principal amount. The sterling equivalent proceeds of the Senior Notes are approximately £600 million. Although the Senior Notes were oversubscribed, in view of the positive demand for the second lien portion of the new credit facilities, Invensys took the opportunity to increase that facility by £50 million. Accordingly, the balance of the debt refinancing will be under new credit facilities totalling £1.65 billion. The issue of the Senior Notes remains conditional upon, inter alia, (i) admission of the new ordinary shares issued pursuant to the placing and open offer to the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities ("Admission"), and (ii) all conditions to the new credit

advice in relation to the placing and open offer or the share capital subdivision or any other matter referred to herein.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

None of the securities referred to herein (including the new ordinary shares) have been, or will be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Australia, Canada, France, The Netherlands, Japan, New Zealand or the Republic of South Africa (the "Excluded Territories"). Subject to certain exceptions, such securities may not be offered or sold in the United States or in any Excluded Territory, or to the benefit of any national, resident or citizen of the United States or any Excluded Territory.

Stabilisation / FSA

END

END
IOEILFETFDIDFIS

by Invensys in relation to the placing and open offer, dated 5 February 2004, the "Prospectus").

The placing and open offer remains conditional upon, inter alia, (i) the passing of the resolutions to be proposed at the Extraordinary General Meeting to be held at 11.00am on 2 March 2004, (ii) all conditions to the issue of the Senior Notes (or the bridge facility to be entered into in the event that the Senior Notes are not issued) and the new credit facilities having been satisfied or waived, subject only to Admission (as defined below), and (iii) admission of the new ordinary shares issued pursuant to the placing and open offer to the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities ("Admission"). Application has been made to the UK Listing Authority and to London Stock Exchange plc for Admission and it is expected that Admission will become effective and dealings will commence at 8.00am on 5 March 2004.

Contact:

Invensys plc	
Victoria Scarth / Mike Davies	+44 (0) 20 7821 2121
Cazenove	
Nick Wiles / Edmund Byers / Graham Bird	+44 (0) 20 7588 2828
Deutsche Bank	
Carl Tack / David Bugge / Charles Foreman	+44 (0) 20 7545 8000
Morgan Stanley	
Simon Robey / Philip Apostolides / Simon Smith	+44 (0) 20 7425 5000

Cazenove & Co. Ltd ("Cazenove"), Morgan Stanley & Co. International Limited ("Morgan Stanley") and Tricorn Partners LLP ("Tricorn Partners") are acting as joint financial advisers to the placing and open offer and the share capital subdivision (as described in the Prospectus). Cazenove, Deutsche Bank AG London ("Deutsche Bank") and Morgan Stanley are acting as joint sponsors to the placing and open offer and the share capital subdivision and acted as joint bookrunners to the placing and open offer. Deutsche Bank is acting as sole underwriter and bookrunner of the new credit facilities and the issue of the Senior Notes.

Cazenove, Deutsche Bank, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the placing and open offer and the share capital subdivision and will not be responsible to anyone other than Invensys for providing the protections offered to clients of Cazenove, Deutsche Bank, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving

"emailalert@hemscott.co.uk" <emailalert
01/03/2004 07:47

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Placing and Open Offer

This Email News Alert service is brought to you by Invensys

RNS Number:9481V
Invensys PLC
1 March 2004

1 March 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

Invensys announces results of Placing and Open Offer

On 5 February 2004, Invensys plc ("Invensys") announced details of a refinancing plan, consisting of a placing and open offer of 2,187,363,013 new ordinary shares at a price of 21.5 pence per share, a proposed issue of senior notes (the "Senior Notes") and an arrangement of new credit facilities.

The open offer has now closed in accordance with its terms. The board of Invensys announces that valid application forms under the open offer have been received from shareholders in respect of 1,549,196,846 new ordinary shares. This represents 70.8 per cent. of the new ordinary shares offered pursuant to the open offer. 638,166,167 new ordinary shares, representing 29.2 per cent. of the new ordinary shares offered pursuant to the open offer, were not taken up by shareholders and these new ordinary shares will be taken up by institutional and other investors under the placing. Certain shareholders who participated in the placing have elected to apply off-set in relation to 109,197,673 new ordinary shares for which valid application forms have been received. On this basis, placees who have not applied for off-set will receive a minimum of approximately 30.7 per cent. of their initial placing allocation. Placees who did apply for off-set will be scaled back accordingly. The final allocations of shares not taken up under the open offer will be confirmed to placees after the Extraordinary General Meeting to be held on 2 March 2004.

The new ordinary shares to be issued pursuant to the placing and open offer will be credited as fully paid and will rank pari passu with the new ordinary shares arising on the share capital subdivision (as described in the prospectus issued

The company news service from the London Stock Exchange

END
MSCEANAXAADLEFE

expected to occur on 8 March 2004. A copy of the purchase agreement for the Senior Notes will be available for inspection during normal business hours on
any weekday (Saturdays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up to and including 5 March 2004.

Contact:
Invensys plc
Victoria Scarth / Mike Davies +44 (0) 20 7821 2121

Deutsche Bank
Carl Tack / David Bugge / Charles Foreman +44 (0) 20 7545 8000

Deutsche Bank AG London ("Deutsche Bank") is acting as sole underwriter and bookrunner of the new credit facilities and the issue of the Senior Notes.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United
States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose
possession this announcement comes should inform themselves about and observe
any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This announcement does not constitute or form part of an offer or solicitation
of an offer to purchase or subscribe for securities in the United States or in
any other jurisdiction. None of the securities referred to herein (including the
Senior Notes) have been, or will be, registered under the US Securities Act of
1933, as amended, or under the securities laws of any state in the United States
or under the applicable securities laws of Australia, Canada, France, The Netherlands, Japan, New Zealand or the Republic of South Africa (the "Excluded
Territories"). Subject to certain exceptions, such securities may not be offered
or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of the United States or any Excluded Territory. Such securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United
States absent registration under that act or an available exemption from it.
Invensys is not making a public offering of its securities in the United States
or in any other jurisdiction.

Stabilisation/FSA

END

"emailalert@hemscott.co.uk" <emailalert
01/03/2004 07:47

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Pricing of the Senior Notes

This Email News Alert service is brought to you by Invensys

RNS Number:9485V
Invensys PLC
01 March 2004

1st March
2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO
THE
UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, NEW
ZEALAND OR
THE REPUBLIC OF SOUTH AFRICA

Invensys announces the pricing of the Senior Notes

On 5 February 2004, Invensys plc ("Invensys") announced details of a £2.7
billion refinancing plan, consisting of a placing and open offer of
2,187,363,013 new ordinary shares at a price of 21.5 pence per share, an
issue
of senior notes and an arrangement of new credit facilities, the senior
notes
and credit facilities together totalling £2,250 million.

Invenys announces that it has today agreed with Deutsche Bank AG London the
pricing for the senior note portion of the refinancing. Invensys will issue
Euro475
million in aggregate principal amount of 9% senior notes due 2011 and $550
million in aggregate principal amount of 9% senior notes due 2011
(together, the
"Senior Notes"). The Senior Notes will be issued at 98.147% of their
principal
amount. The sterling equivalent proceeds of the Senior Notes are
approximately
£600 million. Although the Senior Notes were oversubscribed, in view of the
positive demand for the second lien portion of the new credit facilities,
Invensys took the opportunity to increase that facility by £50 million.
Accordingly, the balance of the debt refinancing will be under new credit
facilities totalling £1.65 billion. The issue of the Senior Notes remains
conditional upon, inter alia, (i) admission of the new ordinary shares
issued
pursuant to the placing and open offer to the Official List of the UK
Listing
Authority and to trading on London Stock Exchange plc's market for listed
securities ("Admission"), and (ii) all conditions to the new credit
facilities
having been satisfied or waived, subject to, amongst other things,
Admission. If
the issue of the Senior Notes becomes unconditional, settlement is expected
to
occur on 5 March 2004 and admission of the Senior Notes to the Official
List and
to trading on London Stock Exchange plc's market for listed securities is

BTRsec/RLS Admin/Letters/2004/0017

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR - 4 2004
WASH. D.C. 158 SECTION

1 March 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed three notifications released to the London Stock Exchange concerning

(a) Pricing of the Senior Notes
(b) Placing and Open Offer
(c) Senior Notes Pricing – Replace

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr S Ahmad
Mr M Downing

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

This announcement does not form part of any offer of securities or constitute a
solicitation of any offer to purchase or subscribe for securities.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCVQLBLZLBLBBX

This Email News Alert service is brought to you by Invensys

RNS Number:8529V
Invensys PLC
26 February 2004

For Immediate Release
Thursday 26th February 2004

Agreement with the PBGC

Invensys plc announces that it has reached agreement with the US Pension Benefit Guaranty Corporation (the "PBGC") regarding the Group's US defined benefit pension plan (the "US plan"), conditional on the closing of Invensys' previously announced refinancing.

The agreement provides for the acceleration of contributions to the US Plan totalling US$150 million over the next three months, plus additional contributions of 4% of net proceeds from future disposals. The obligation to make additional contributions requires a minimum payment of $25 million to be paid within the next six months (out of disposal proceeds or otherwise), and applies over no longer than a five-year period, until an agreed maximum level of funding of the US plan is attained.

Invensys will continue to pay annual service costs to the US plan, but the accelerated contributions will reduce the previously expected peak funding requirement of $203 million to the US plan in financial year 2007 to a level similar to prior years' service costs of approximately $22 million per annum.
These contributions are within the amounts provided for by the Group when establishing the escrow amount to be set up as part of the refinancing plan, in order to fund certain identified legacy liabilities, including pensions.

Commenting on the agreement, CEO Rick Haythornthwaite said: "As part of the refinancing plan we were mindful that the uncertainty surrounding the Group's legacy liabilities needed to be removed as soon as possible so as to allow the Group to focus on its core businesses. The escrow account gives us the flexibility to fund these liabilities and this agreement with the PBGC is a further welcome step in dealing with these legacy issues".

Contact:

Invensys plc
Victoria Scarth / Mike Davies +44 (0) 20 7821 2121
Brunswick
Nick Claydon / Ben Brewerton +44 (0) 20 7404 5959

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action to take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your registered holding of Ordinary Shares prior to 5 February 2004, the date upon which the Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange, please forward this document, together with the accompanying Form of Proxy and Application Form, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom or by whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Subject to certain exceptions, such documents should not be forwarded, transmitted or distributed in or into the United States or any Excluded Territory or any other jurisdiction where the extension or availability of the Placing or the Open Offer would breach any applicable laws or regulation. If you have sold or transferred only part of your registered holding of Ordinary Shares, you should refer to the instructions regarding split applications set out in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document and in the accompanying Application Form.

The Existing Ordinary Shares are admitted to the Official List and traded on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be issued pursuant to the Placing and Open Offer to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Ordinary Shares to be issued pursuant to the Placing and Open Offer to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective, and that unconditional dealings in those New Ordinary Shares will commence, at 8.00 a.m. on 5 March 2004.

A copy of this document, which comprises a prospectus relating to the New Ordinary Shares to be issued pursuant to the Placing and Open Offer, prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. A copy of this document, together with copies of the material contracts referred to in paragraph 10 of Part XI ("Additional Information") of this document and copies of the written consents referred to in paragraph 15 of Part XI ("Additional Information") of this document have been delivered to the Registrar of Companies in Ireland in accordance with section 47 of the Companies Act 1963 of Ireland as required by the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation, or may otherwise intend, to forward this document and the accompanying documents to any jurisdiction outside the United Kingdom should seek appropriate advice before taking any action.

A discussion of certain matters that should be taken into account when considering whether or not to make an application pursuant to the Open Offer or invest in the Ordinary Shares is set out in "Risk Factors" in Part IV of this document.

---

invensys®

(Incorporated in England and Wales under the Companies Acts 1908 to 1917 with registered number 166023)

Placing and Open Offer of 2,187,363,013 New Ordinary Shares

at 21.50 pence per New Ordinary Share on the basis of 5 New Ordinary Shares for 8 Existing Ordinary Shares

Share Capital Subdivision

Notice of Extraordinary General Meeting

Cazenove, Deutsche Bank, Morgan Stanley and Tricorn are acting for Invensys and no one else in connection with the Placing and Open Offer and the Share Capital Subdivision and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of Cazenove, Deutsche Bank, Morgan Stanley or Tricorn, as the case may be, nor for giving advice in relation to the Placing and Open Offer or the Share Capital Subdivision or any other matter referred to herein.

Notice of an Extraordinary General Meeting of Invensys, to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3N2 on 2 March 2004 at 11.00 a.m., is set out at the end of this document. You will find enclosed with this document a Form of Proxy for use in connection with the Extraordinary General Meeting. To be valid, a Form of Proxy should be completed, signed and returned in accordance with the instructions printed on it so as to reach the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XQ as soon as possible, but in any event no later than 11.00 a.m. on 29 February 2004. Completion and return of the Form of Proxy will not prevent a Shareholder from attending and voting in person at the Extraordinary General Meeting.

Applications by Qualifying Shareholders for New Ordinary Shares to be issued under the Open Offer may only be made on the accompanying Application Form which is personal to the Shareholder(s) named thereon and may not be sold, assigned, transferred or split, except to satisfy *bona fide* market claims.

The latest time and date for application and payment in full for the New Ordinary Shares under the Open Offer is 11.00 a.m. on 27 February 2004. The procedure for application and payment is set out in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document and in the accompanying Application Form.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. Subject to the requirements of the Listing Rules, neither the delivery of this document nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information in it is correct as of any subsequent time.

Qualifying Shareholders who have before 2 February 2004 sold or transferred all or part of their holdings of Ordinary Shares are advised to consult their stockbroker, bank or agent through whom the sale or transfer was effected or another professional adviser authorised under the Financial Services and Markets Act 2000 as soon as possible, since the invitation to apply for New Ordinary Shares may represent a benefit which can be claimed from them by the purchaser(s) or transferee(s) under the rules of the London Stock Exchange.

This document does not constitute an offer of, or the solicitation of any offer to subscribe for or buy, any New Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

EXCEPT AS OTHERWISE SET FORTH HEREIN THE OPEN OFFER DESCRIBED IN THIS DOCUMENT IS NOT BEING MADE TO SHAREHOLDERS WHO ARE US PERSONS OR ARE LOCATED IN THE UNITED STATES OR ANY EXCLUDED TERRITORY. The New Ordinary Shares have not been, nor will they be, registered under the Securities Act, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any US Person (in respect of the Open Offer only) or any national, resident or citizen of any Excluded Territory. Shareholders with registered addresses outside the United Kingdom or the Republic of Ireland are referred to the paragraph headed "Overseas Shareholders" in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document.

The New Ordinary Shares are being offered and sold in the Placing and Open Offer outside the United States in reliance on Regulation S and, in respect of the Open Offer only, to Shareholders who are not US Persons. The New Ordinary Shares are being offered and sold to persons within the United States, and in respect of the Open Offer only to Shareholders who are US Persons, only if such persons are reasonably believed to be Qualified Institutional Buyers pursuant to an available exemption from registration under the Securities Act or in the Open Offer, in the discretion of the Company and the Underwriters, to others who may be offered the New Ordinary Shares pursuant to an available exemption from registration under the Securities Act. Each such subscriber participating in the Open Offer will be required to complete an appropriate investor letter and each such subscriber participating in the Placing and Open Offer will, by virtue of and in connection with its subscription of New Ordinary Shares in the Placing and Open Offer, be required to make the representations and covenants or substantially similar representations and covenants as set forth under "United States" in the paragraph headed "Overseas Shareholders" in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document. Shareholders who are Qualified Institutional Buyers, and nominees who believe they hold on behalf of Qualified Institutional Buyers, and believe they are eligible to participate in the Open Offer pursuant to an available exemption from registration under the Securities Act should contact Lloyds TSB Registrars on 0870 600 3963 (or, if calling from outside the UK, +44 1903 702 767) to determine whether and how they may participate. The New Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in the paragraph headed "Overseas Shareholders" in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document.

The New Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission or any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this Placing and Open Offer or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This document is not being distributed in the context of a public offer in Luxembourg within the meaning of the law of 23 December 1998 on the supervision of the markets of financial assets and has not been submitted to the Commission de Surveillance du Secteur Financier for prior approval. This document is not to be further distributed or reproduced in whole or in part by any recipient and has been distributed on the basis of the undertaking that the recipient is a Shareholder and/or is investing for its own account and undertakes not to transfer directly or indirectly Ordinary Shares to the public in Luxembourg. This document may not be distributed to the public and Ordinary Shares may not be publicly offered for sale, purchase or barter in Luxembourg and no steps may be taken which constitute or result in a public offering of Ordinary Shares in Luxembourg.

Available information

For so long as any of the New Ordinary Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) of that Act, make available to any holder or beneficial owner of a New Ordinary Share, or to any prospective purchaser of a New Ordinary Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Disclosure regarding forward-looking statements

This document includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include statements that are not statements of historical fact including statements in Part III ("Information on Invensys"), Part IV ("Risk Factors"), Part VI ("Operating and Financial Review and Prospects") and elsewhere and relate to the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions you that forward-looking statements are not guarantees of future performance and the Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group's results of operations, financial condition and liquidity, and the development of the industries in which the Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

- The effect of the Group's liabilities, other than its debt, on the Group's cash outflow and the difficulty in predicting the size of these liabilities;
- The effect of the Group's substantial debt on its financial health;
- The Group's ability to generate cash in order to service its debt obligations;

- The Group's exposure to liabilities under its UK and US pension plans;
- The Group's ability to keep pace with technological changes;
- Competition from the Group's competitors in its multiple lines of business;
- Weak economic conditions in the industrial sector in the United States and other parts of the world;
- Business or market disruptions resulting in delays and/or increased costs in the production or delivery of the Group's products and services due to the fact that the Group operates in the global market;
- The exposure arising from the Group's expansion in jurisdictions with lower operating costs;
- Currency fluctuations that negatively impact the Group's sales and net income;
- The Group's ability to obtain performance guarantees from financial institutions to enable the Group to bid on large contracts;
- The Group's exposure to risk of loss from undertaking large, long-term fixed price projects;
- The Group's exposure to product liability claims;
- The effect of compliance with environmental regulations and liabilities on the Group's results of operations, liquidity and financial condition;
- The Group's exposure to litigation;
- Liabilities the Group may be subject to as a result of past or future disposals;
- The Group's ability to retain key personnel and hire additional personnel; and
- The Group's ability to pay dividends.

You should carefully read Part III ("Information on Invensys"), Part IV ("Risk Factors") and Part VI ("Operating and Financial Review and Prospects") for a more complete discussion of the factors that could affect the Group's future performance and the industries in which the Group operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this document may not occur.

These forward-looking statements speak only as of the date of this document. Except as required by the UK Listing Authority, the London Stock Exchange or by law, the Company undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Unless otherwise indicated, financial information in this document has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. For a discussion of the most significant differences between UK GAAP and US GAAP as they apply to the Group, see "Summary of significant differences between UK GAAP and US GAAP" in paragraph 16 of Part XI ("Additional Information") of this document.

Some financial information in this document has been rounded and, as a result, the numerical figures shown as totals in this document may vary slightly from the exact arithmetic aggregation of the figures that precede them.

Market and other information

The Company believes that there is little or no independent source market and market share data with respect to a number of industries in which the Group operates. In many cases, the Company has made statements in this document regarding the industries in which the Group operates and the competitive position of the Group in those industries based on the Group's experience and own investigation of market conditions. The Company cannot assure investors that any of these assumptions are accurate or correctly reflect the Group's competitive position in those industries, and none of its internal surveys or information have been verified by independent sources. Unless otherwise stated, all market information is based on Group estimates. Independent sources may have estimates or opinions regarding industry-related information that differ from the Company's own.

Exchange rate information

The following chart shows for the period from 1 January 2000 to 4 February 2004 the high, low, period average and period end noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per £1.00.

	Dollars per £1.00			
	High	Low	Period Average[1]	Period End
Year				
2000	1.6538	1.3997	1.5156	1.4955
2001	1.5045	1.3730	1.4396	1.4543
2002	1.6095	1.4074	1.5025	1.6095
2003	1.7842	1.5500	1.6347	1.7842
2004 (through 4 February 2004)	1.8511	1.7902	1.8260	1.8335
Month				
August 2003	1.6170	1.5728	1.5939	1.5773
September 2003	1.6642	1.5732	1.6155	1.6620
October 2003	1.7025	1.6598	1.6792	1.6956
November 2003	1.7219	1.6693	1.6897	1.7219
December 2003	1.7842	1.7200	1.7516	1.7842
January 2004	1.8511	1.7902	1.8255	1.8215
February 2004 (to 4 February 2004)	1.8380	1.8182	1.8299	1.8335

(1) The average rate of exchange based on the daily noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York for each applicable period.

The noon buying rate of pounds sterling on 4 February 2004 was US$ 1.8335 = £1.00

The above rates differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this document. The Company's inclusion of these exchange rates is not meant to suggest that the pounds sterling amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

Enforcement of judgments

The Company is a public limited company incorporated under the laws of England and Wales. A majority of the Company's directors and senior management are residents of the United Kingdom. A substantial portion of the Company's assets and those of the Company's directors and senior management are located outside the United States. As a result, it may not be possible for investors in the Company's securities to effect service of process within the United States upon such persons or upon the Company or to enforce in US courts or outside the United States judgments obtained against such persons in the US courts. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the US securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

Certain terms used in this document are defined within Part XII ("Definitions") or within Part XIII ("Glossary") of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2004
Record Date for entitlements under the Open Offer	Close of business on 2 February
Prospectus, Application Forms and Forms of Proxy posted to Qualifying Shareholders	7 February
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 25 February
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer	**11.00 a.m. on 27 February**
Latest time and date for receipt of Forms of Proxy	**11.00 a.m. on 29 February**
Extraordinary General Meeting	11.00 a.m. on 2 March
Record date for the Share Capital Subdivision	Close of business on 2 March
Admission, settlement and commencement of dealings in the New Ordinary Shares issued pursuant to the Placing and Open Offer	**8.00 a.m. on 5 March**
Expected date for crediting of the New Ordinary Shares issued pursuant to the Placing and Open Offer to CREST stock accounts in Uncertificated (paperless) Form	5 March
Dispatch of definitive share certificates in respect of the New Ordinary Shares issued pursuant to the Placing and Open Offer in Certificated Form by	8 March

Notes:

(1) If you have any questions on the procedure for acceptance and payment under the Open Offer, you should contact Lloyds TSB Registrars by post at 3rd Floor, Princess House, 1 Suffolk Lane, London, EC4R 0AX or telephone on 0870 600 3963 (or, if calling from outside the UK, +44 1903 702767). You should note, however, that Lloyds TSB Registrars cannot provide financial advice on the merits of the Open Offer or on whether or not you should take up any entitlement under the Open Offer.

(2) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document may be adjusted by agreement between Invensys, Cazenove, Deutsche Bank and Morgan Stanley in which event details of the new dates will be notified to the UK Listing Authority and to the London Stock Exchange and, where appropriate, to Shareholders.

(3) All references to time in this document are to London time.

STATISTICS RELATING TO THE PLACING AND OPEN OFFER

Issue Price	**21.50 pence per New Ordinary Share**
Basis of Open Offer	5 New Ordinary Shares for every 8 Existing Ordinary Shares
Number of New Ordinary Shares to be issued pursuant to the Placing and Open Offer	2,187,363,013
Number of New Ordinary Shares in issue immediately following Admission	5,687,143,835
Market capitalisation of Invensys following the Placing and Open Offer at the Issue Price	£1,222,735,925

DIRECTORS, SECRETARY AND ADVISERS

Directors	Martin Jay CBE (*Chairman*) Richard Haythornthwaite (*Chief Executive*) Adrian Hennah (*Chief Financial Officer*) Larry Farmer (*Non-executive director*) Jean-Claude Guez (*Non-executive director*) Andrew Macfarlane (*Non-executive director*) Simon Robertson (*Non-executive director*)
Company Secretary	John R W Clayton
Registered and Head Office	Invensys House Carlisle Place London SW1P 1BX
Joint Financial Advisers to the Placing and Open Offer	Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA Tricorn Partners LLP 27 Knightsbridge London SW1X 7YB
Joint Sponsors and Joint Bookrunners to the Placing and Open Offer	Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA
Legal Adviser to the Company as to English and US law	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
Legal Adviser to the Joint Financial Advisers, Joint Sponsors and Joint Bookrunners as to English and US law	Linklaters One Silk Street London EC2Y 8HQ
Registered Auditors and Reporting Accountants	Ernst & Young LLP 1 More London Place London SE1 2AF
Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA
Receiving Bank	Lloyds TSB Registrars 3rd Floor Princess House 1 Suffolk Lane London EC4R 0AX

invensys.

Registered office
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
(No. 166023)

5 February 2004

To Qualifying Shareholders

Dear Shareholder,

Placing and Open Offer of 2,187,363,013 New Ordinary Shares at 21.50 pence per New Ordinary Share on the basis of 5 New Ordinary Shares for 8 Existing Ordinary Shares and Share Capital Subdivision Notice of Extraordinary General Meeting

1. INTRODUCTION

I am writing to you with details of the refinancing plan which was announced by your Board today (the "Refinancing Plan"). The Refinancing Plan consists of the following transactions:

- the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 New Ordinary Shares at an issue price of 21.50 pence per New Ordinary Share by way of a fully underwritten placing and open offer (the "Placing and Open Offer"). The terms and conditions of the Open Offer, including the procedures for application and payment, are set out in full in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document;
- the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds or, if the High Yield Bonds are not issued on or by Admission, under the Bridge Facility; and
- the arrangement of the new up to £1.6 billion Senior Credit Facilities.

Further details of the High Yield Bonds, the Bridge Facility and the Senior Credit Facilities, including an explanation of the interconditionality of the various elements of the Refinancing Plan and a description of which elements are underwritten, are set out in paragraphs 4 and 5 of this Part I.

The purpose of this letter is to set out the background to, the reasons for, and the details of, the Placing and Open Offer (which has been underwritten by Cazenove, Deutsche Bank and Morgan Stanley (the "Underwriters")) and the related Share Capital Subdivision and to recommend that you vote in favour of the Resolutions set out in the notice of Extraordinary General Meeting at the end of this document.

2. GROUP STRATEGY

In early 2003, a number of factors led Invensys to conclude that the Group had insufficient financial resources both to resolve its liabilities and to develop all of its businesses. These factors included continued difficult trading conditions and the significant deficit in the Group's pension scheme caused by weakening financial markets. Accordingly, Invensys announced a narrowing of the Group's focus to the Production Management Division (comprising the APV, Process Systems and Eurotherm Businesses) and the Rail Systems Business. To dispose of all other businesses, it initiated a programme, which has to date generated proceeds of £484 million from the sale of the Baan, Teccor and Metering businesses. In November 2003, Invensys announced that it expected total net proceeds from this disposal programme to exceed £1.8 billion, which was somewhat below previous expectations.

Following comments from the Group's principal shareholders, and after consultation with the Group's lenders and advisers, the Board has decided that, given the generally more encouraging economic outlook and a more protracted disposal process than that previously anticipated, it will seek to implement the Refinancing Plan. Invensys believes that by strengthening significantly its balance sheet, the Group will have greater flexibility to realise the potential of its businesses over the longer term and thereby enhance shareholder value. It will also provide the framework for the Group to pursue a strategy with the following core elements:

- ***Strengthening the Group's financial platform to*:**
- provide flexibility to manage the Group's businesses over the longer term (including the Appliance Controls and Climate Controls Businesses);
- increase confidence with customers, suppliers and other business partners in order to compete more effectively for major contracts;
- maximise the value of businesses with leading market positions in their key markets;
- negotiate transactions, including disposals, from a position of strength; and
- manage down its longer term legacy liabilities.

- ***Accelerating the improvement of operational performance by***:
  - further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs;
  - enabling the retention, development and recruitment of talented people;
  - continuing to invest in key technologies and marketing; and
  - removing the divisional management layers between the businesses and head office and accelerating the programme to minimise head office costs.

The Group will, therefore, operate through the following Businesses:

- the ***Process Systems Business*** designs, manufactures, supplies, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes.
- the ***Eurotherm Business*** provides control and measurement instrumentation solutions and services for the global industrial and process markets.
- the ***APV Business*** provides process equipment, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers.
- the ***Rail Systems Business*** designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways.
- the ***Climate Controls Business*** provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments.
- the ***Appliance Controls Business*** provides total product and control system solutions and services for appliances. The Business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors.
- the ***Powerware Business*** provides comprehensive power quality and power management solutions which provide clean and continuous power through "uninterruptible power supply" (UPS) systems and direct current systems.
- the other businesses include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, Hansen, a provider of industrial and wind turbine gearboxes, and Baker, a provider of equipment, services and complete process systems to the bakery, biscuit, confectionary, cereal and snack industries (together, the "LHB Businesses").

The Group will continue to pursue the current plan for disposing of the Powerware and the LHB Businesses.

The Board believes the Refinancing Plan currently represents the only viable route to secure a stable financial platform for the Group for the longer term.

Further information on each of these Businesses is set out in Part III ("Information on Invensys") of this document.

3. Group Management

The senior management structure continues to be developed with a view to assuring consistent growth and profitability. Overall accountability for implementing Group strategy and driving performance resides with the executive Directors, Rick Haythornthwaite, Chief Executive, and Adrian Hennah, Chief Financial Officer. In view of the critical importance of delivering operational improvements within the Group, the executive team is to be expanded to include a Chief Operating Officer. The recruitment process is currently under way.

4. THE HIGH YIELD BONDS AND THE SENIOR CREDIT FACILITIES

In addition to the proposed issue of New Ordinary Shares to raise approximately £470 million (£450 million net of expenses), the Company is proposing to:

- raise approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and
- make new borrowing arrangements under the Senior Credit Facilities of up to £1.6 billion.

As is customary in the high yield market, the High Yield Bonds are not underwritten at this stage. Accordingly, the Company has obtained a commitment from Deutsche Bank for the equivalent of £650 million under the Bridge Facility. The Bridge Facility will only be drawn if the High Yield Bonds are not issued by Admission. In such circumstances, the Company intends to refinance the Bridge Facility with high yield bonds when market circumstances permit.

The High Yield Bonds and the arrangements under the Bridge Facility, if drawn, provide for a seven year maturity.

The Company and Invensys International Holdings Limited ("IIHL") have entered into an underwriting commitment letter with Deutsche Bank in connection with the Senior Credit Facilities which comprise:

- a five year term loan for the US dollar equivalent of £350 million (the "Term A Facility");
- a five year and six month term loan denominated in US dollars, euro and sterling for the equivalent of £450 million (the "Term B Facility");
- a five year revolving credit facility for the US dollar equivalent of £250 million (the "RCF");
- a five year bonding facility for the US dollar equivalent of £400 million (the "Bonding Facility"); and
- a five year and nine month second lien facility denominated in U.S. dollars and euro for the equivalent of £150 million (the "Second Lien Facility").

Further details of the Senior Credit Facilities and the Bridge Facility are set out at paragraphs 10(d) and (e) in Part XI ("Additional Information") of this document.

In addition, Invensys intends to make a tender offer to purchase all of its outstanding €500 million 5.5 per cent. Notes due 1 April 2005 (issued under its €2 billion Euro Medium Term Note Programme). The terms of the tender offer will be announced in due course.

5. CONDITIONALITY OF THE REFINANCING PLAN

The Placing and Open Offer, the issue of the High Yield Bonds (or drawdown under the Bridge Facility), and the completion of the Senior Credit Facilities are interconditional.

The issue of the New Ordinary Shares pursuant to the Placing and Open Offer has been underwritten by the Underwriters who have undertaken to subscribe for any of the New Ordinary Shares not taken up by Placees or Shareholders pursuant to the Open Offer. The Underwriters' commitments are subject to a number of conditions precedent including:

- the passing of the Resolutions;
- prior to Admission there having been, in the opinion of the Underwriters, no material adverse change relating to the Group;
- prior to Admission there having been, in the opinion of the Underwriters, no material adverse change in the financial markets;
- the conditions precedent to the offering of the High Yield Bonds (or the Bridge Facility) and to the Senior Credit Facilities having been satisfied or waived, subject to Admission; and
- Admission.

The Senior Credit Facilities have been underwritten by Deutsche Bank subject to a number of conditions precedent including:

- the relevant facility agent receiving confirmation that the net proceeds from either the issue of the High Yield Bonds or of an equivalent amount drawn under the Bridge Facility will be received following Admission;

relating to the Group;

- prior to Admission there having been, in the opinion of the Deutsche Bank, no material adverse change in the financial markets;
- on or prior to Admission, execution of a facility agreement and ancillary documentation relating thereto; and
- Admission.

The Bridge Facility (which will be drawn if the High Yield Bonds are not issued on or by Admission) has been underwritten by Deutsche Bank subject to a number of conditions precedent including the conditions to the Senior Credit Facilities (other than the condition relating to receipt of the net proceeds of the High Yield Bonds or the Bridge Facility) having been satisfied or waived subject only to Admission.

Accordingly, whilst the Board has taken reasonable steps to minimise the risk of the Refinancing Plan not becoming effective, there can be no guarantee that all of the necessary conditions will be satisfied in which case no aspect of the Refinancing Plan will proceed. For a discussion of the consequences of the Refinancing Plan not completing please refer to paragraph 19 of this Part I. If the necessary conditions are satisfied, the Refinancing Plan is expected to become effective on 5 March 2004.

6. Use of proceeds and escrow accounts

The Placing and Open Offer is expected to raise approximately £450 million net of expenses. The issue of the High Yield Bonds (or the drawing of the Bridge Facility) is expected to raise approximately £625 million net of expenses. The Senior Credit Facilities will provide up to £1.6 billion of borrowing capacity. We intend to use these proceeds (1) to repay approximately £1.5 billion of existing indebtedness, (2) to the extent it is not possible to repay certain of the existing indebtedness, to fund an escrow account with an amount sufficient to repay that indebtedness on maturity, (3) to fund a second escrow account with an amount currently estimated to be the equivalent of £576 million to meet certain identifiable legacy liabilities of the Group, and (4) the balance will be utilised to provide working capital for the Group and for general corporate purposes.

7. Liability management

In addition to the Group's borrowed money indebtedness, the Group has other substantial liabilities. These liabilities relate to, among other things, pension funding obligations, environmental claims, disputed taxes, ongoing litigation and certain restructuring costs.

Whilst the Group continually monitors these liabilities and has a programme to manage them down, they continue to present an ongoing risk to the Group's future cash flows, capital structure and financial position. For further information on these legacy liabilities and the risks they present to the Group, see Part IV ("Risk Factors") of this document and the section entitled "Contingencies and Retained Liabilities" in Part VI ("Operating and Financial Review and Prospects") of this document.

The Board believes that the Refinancing Plan will better enable the Group to address its longer term legacy liabilities. See paragraph 6 of this Part I.

8. Principal terms of the Placing and Open Offer

Arrangements have been made with the Underwriters to invite, on behalf of the Company, Qualifying Shareholders to apply to subscribe *pro rata* to their shareholdings for, in aggregate, 2,187,363,013 New Ordinary Shares at the issue price of 21.50 pence per New Ordinary Share, on the basis of 5 New Ordinary Shares for every 8 Existing Ordinary Shares registered in their name as at the close of business on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum allocation set out in the Application Form.

The issue price of 21.50 pence per New Ordinary Share represents a 9.5 per cent. discount to the closing middle market price of 23.75 pence per Ordinary Share on 4 February 2004 (being the last Business Day before the announcement of the Placing and Open Offer).

The Underwriters are seeking to place 2,187,363,013 New Ordinary Shares (being all the New Ordinary Shares subject to the Open Offer) conditionally with certain existing Shareholders and institutional and other investors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The issue of the New Ordinary Shares under the Placing and Open Offer has been fully underwritten by the Underwriters, subject to certain conditions set out in the Placing Agreement, further details of which are set out in paragraph 10(a) of Part XI ("Additional Information") of this document. See also paragraph 5 of this Part I for a discussion on the conditions to the Refinancing Plan.

For applications under the Open Offer to be valid, completed Application Forms and payment in full must be received by 11.00 a.m. on 27 February 2004. The Placing and Open Offer is conditional upon, *inter alia*, the passing of the Resolutions at the Extraordinary General Meeting, the Placing Agreement becoming unconditional in all respects (save for Admission) by no later than 8.00 a.m. on 5 March 2004 (or such later date, being no later than 31 March 2004, as the Underwriters may agree) and not having been terminated or rescinded in accordance with its terms and Admission becoming effective by no later than 8.00 a.m. on 5 March 2004 (or such later time and/or date, being no later than 31 March 2004, as the Underwriters may agree). Accordingly, if any of the conditions to the Placing and Open Offer are not satisfied, the Placing and Open Offer will not proceed.

It is expected that Admission will become effective and dealings in the New Ordinary Shares issued pursuant to the Placing and Open Offer will commence at 8.00 a.m. on 5 March 2004. The New Ordinary Shares issued pursuant to the Placing and Open Offer will, when issued and fully paid, rank *pari passu* in all respects with those New Ordinary Shares which arise as a result of the Share Capital Subdivision, including the right to receive all dividends and other distributions declared or paid on the New Ordinary Shares following Admission. No temporary documents of title will be issued.

Entitlements to fractions of New Ordinary Shares under the Open Offer will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with fewer than 2 Existing Ordinary Shares will not be invited to apply to subscribe any New Ordinary Shares under the Open Offer. The fractional entitlements will be aggregated and included in the Placing with the proceeds being retained for the benefit of the Company.

Holdings of Existing Ordinary Shares traded on the London Stock Exchange in Certificated and Uncertificated Form will be treated as separate holdings for the purposes of calculating entitlements under the Open Offer as will holdings under different designations and in different accounts.

No application in excess of a Qualifying Shareholder's *pro rata* application entitlement will be met and any Qualifying Shareholder so applying will be deemed to have applied for the maximum application entitlement as specified on the Application Form or otherwise notified to him.

Qualifying Shareholders who take up some or all of their entitlement to New Ordinary Shares under the Open Offer will be allotted New Ordinary Shares (a) in Certificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Certificated Form at the close of business on the Record Date; and (b) in Uncertificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Uncertificated Form at the close of business on the Record Date. Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any New Ordinary Shares in Certificated Form.

Qualifying Shareholders should note that the Open Offer is not a "rights issue". Invitations to apply for New Ordinary Shares under the Open Offer are not tradeable or transferable unless to satisfy *bona fide* market claims and the Application Form is not a document of title and cannot be traded. Unlike in the case of a rights issue, any New Ordinary Shares not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders. Instead, any New Ordinary Shares which are not taken up by Qualifying Shareholders in the Open Offer will be issued at the Issue Price to Placees (to the extent procured) or, failing which, to the Underwriters in accordance with their obligations under the Placing Agreement, with the proceeds retained for the benefit of the Company. Shareholders who do not participate in the Open Offer will experience significant dilution in their proportional interest in the Company as represented by their shareholdings after the completion of the Open Offer.

Further details of the Placing and Open Offer are set out in the letter from Cazenove, Deutsche Bank and Morgan Stanley set out in Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document and in the accompanying Application Form.

9. Share Capital Subdivision

The current nominal value of each Existing Ordinary Share is 25 pence which exceeds the proposed Issue Price. As a matter of English company law, it is not possible for the Company to issue shares at less than their nominal value and, therefore, in order to effect the Placing and Open Offer, it is proposed to subdivide and convert each existing Ordinary Share of 25 pence into one New Ordinary Share (with a nominal value of 1 pence) and one deferred share of 24 pence nominal value (a "Deferred Share").

This will result in 3,499,780,822 New Ordinary Shares and 3,499,780,822 Deferred Shares being in issue immediately following the Share Capital Subdivision. Each Shareholder's proportionate interest in Invensys' issued ordinary share capital will remain unchanged as a result of the Share Capital Subdivision. Invensys believes that this Share Capital Subdivision will give Invensys greater flexibility than it currently has to optimise its share capital structure in the future. As such, subject to the Shareholders approving the necessary resolution at the Extraordinary General Meeting, the Share Capital Subdivision will take place whether or not the Placing and Open Offer proceeds.

Each New Ordinary Share will have the same rights (including voting and dividend rights and rights on a return of capital) as each Existing Ordinary Share has prior to the Share Capital Subdivision. Certificates in respect of Existing Ordinary Shares will remain valid for the same number of New Ordinary Shares arising on subdivision and conversion and no new certificates will be issued in respect of the New Ordinary Shares arising from the Share Capital Subdivision. New certificates in respect of the New Ordinary Shares issued in Certificated Form pursuant to the Placing and Open Offer will be issued following the conclusion of the Placing and Open Offer.

The rights and restrictions attaching to the Deferred Shares, which will not be listed and which will not be freely transferable, will render them worthless and it is intended that they will be cancelled in due course. No share certificates will be issued in respect of the Deferred Shares. See paragraph 6(j) of Part XI ("Additional Information") of this document and the notice of Extraordinary General Meeting for a description of the rights and restrictions attaching to the Deferred Shares.

The Share Capital Subdivision will not affect Invensys' or the Group's net assets.

10. CURRENT TRADING AND PROSPECTS

The Board believes that the general economic outlook has improved. Although orders in many of the Businesses continue to improve, the outlook for the full year will continue to be impacted by the general uncertainty surrounding the Group and by some further limited provisions against the Group's balance sheet in respect of items relating to prior periods. As in previous years, a substantial portion of the Group profit is attributable to the final quarter and while it remains too early to predict the final outcome the Board continues to believe that the financial and trading prospects of the Group for the current financial year are satisfactory.

11. PRO FORMA FINANCIAL INFORMATION

As at 30 September 2003, the Group had net liabilities of £916 million and net debt of £1,609 million. After adjusting for the proceeds of £374 million realised from the disposal of the Metering business, the expected net proceeds of £450 million from the Placing and Open Offer and taking into account the effect of the other transactions forming part of the Refinancing Plan, the pro forma net liabilities as at 30 September 2003 would be £267 million (assuming all expenses relating to the Refinancing Plan are written off) and the pro forma net debt would be £875 million. The pro forma financial position of the Group in this paragraph 11 has been extracted without material adjustment from Part IX ("Unaudited Pro Forma Financial Information") of this document.

12. DIVIDEND POLICY

As at 30 September 2003, Invensys had, and after the application of the net proceeds from the Placing and Open Offer, Invensys will continue to have, a significant deficit on distributable reserves.

Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future. For further information, see the risk factor entitled "Limitation on Invensys' ability to pay dividends" in Part IV ("Risk Factors") of this document.

15. NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3N2 on 2 March 2004 at 11.00 a.m. is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed.

The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolutions. The Resolutions will propose that:

(a) each Existing Ordinary Share then in issue be subdivided and converted into one New Ordinary Share and one Deferred Share. The same resolution sets out the rights and restrictions attaching to the Deferred Shares and further proposes that each authorised but unissued Existing Ordinary Share be subdivided and converted into 25 New Ordinary Shares. The rights and restrictions attaching to the Deferred Shares are set out in paragraph 6(j) of Part XI ("Additional Information") of this document;

(b) subject to, and conditional upon, (i) the resolution described in paragraph (a) above having been passed (ii) Admission becoming effective, and (iii) the Placing Agreement not having been terminated or rescinded in accordance with its terms, the Directors be authorised, for the purposes of section 80 of the Act, to allot relevant securities (as defined in that section) (A) up to an aggregate nominal amount of £21,873,630 (2,187,363,013 New Ordinary Shares) for the purposes of the Placing and Open Offer (representing approximately 62.5 per cent. of the existing number of issued ordinary shares), and (B) otherwise up to the aggregate nominal amount of £18,957,146 (1,895,714,611 New Ordinary Shares) (representing approximately 33.3 per cent. of the Enlarged Share Capital). As at 4 February 2004, Invensys held no shares in treasury; and

(c) subject to, and conditional upon, (i) the resolutions described in paragraphs (a), and (b) above having been passed, (ii) Admission becoming effective, and (iii) the Placing Agreement not having been terminated or rescinded in accordance with its terms, approval be given for the disapplication of the statutory pre-emption provisions of section 89 of the Act to allot (A) equity securities pursuant to the Placing and Open Offer up to an aggregate nominal amount of £21,873,630 (representing approximately 62.5 per cent. of the existing number of issued ordinary shares), (B) equity securities up to an aggregate nominal amount of £18,957,146 (1,895,714,611 New Ordinary Shares) (representing approximately 33.3 per cent. of the Enlarged Share Capital), in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the securities in question) (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient or consider appropriate in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever arising), and (C) otherwise, equity securities for cash up to an aggregate nominal amount of £2,843,571 (284,357,191 New Ordinary Shares) (representing approximately 5 per cent. of the Enlarged Share Capital).

The authority and approvals described in paragraphs (b) and (c) above will (unless previously renewed, revoked or varied by Invensys in general meeting) expire on the date five years from the passing of the Resolutions. The authority and approvals described in paragraphs (b) and (c) above are both in substitution for all such existing authorities and approvals.

Save in respect of the issue of New Ordinary Shares pursuant to the Placing and Open Offer and any issues of New Ordinary Shares which are required to be made pursuant to the Invensys Share Schemes, the Directors currently have no plans to issue any New Ordinary Shares, but the Directors believe it to be in the best interests of Invensys for the Board to be granted these authorities to enable the Board to take advantage of appropriate opportunities.

Details of Invensys' issued and authorised share capital, at present and as it would be immediately following the Share Capital Subdivision and the Placing and Open Offer, are set out in paragraph 6(a) of Part X ("Additional Information") of this document.

14. ACTION TO BE TAKEN

In respect of the Extraordinary General Meeting

Shareholders will find enclosed with this document a Form of Proxy for use in connection with the Extraordinary General Meeting to be held at The Conference Centre, Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3N2 on 2 March 2004 at 11.00 a.m. Whether or not you intend to be present at the Extraordinary General Meeting or participate in the Open Offer, you are requested to complete, sign and return your Form of Proxy in accordance with the instructions printed on it to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XQ as soon as possible and, in any event, so as to arrive no later than 11.00 a.m. on 29 February 2004. The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

In respect of the Open Offer

If you are a Qualifying Shareholder and wish to participate in the Open Offer, you should complete, sign and return the enclosed Application Form. The completed and signed Application Form should be returned by post or by hand, together with a pounds sterling cheque or banker's draft for the full amount payable on application, to the offices of the Company's registrars, Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX (by hand only during normal business hours) in accordance with the instructions printed on the Application Form so as to be received no later than 11.00 a.m. on 27 February 2004. Application Forms received after that time will not be valid. A reply-paid envelope is enclosed for your convenience. The cheque or banker's draft must be drawn on a United Kingdom branch of a qualifying bank or building society, as further described in paragraph 4 of Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley") of this document under the heading "Procedure for application and payment".

Overseas Shareholders should read the section entitled "Overseas Shareholders" in Part II of this document.

Qualifying Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Open Offer.

Qualifying Shareholders should note that the Open Offer is not a "rights issue". Invitations to apply for New Ordinary Shares under the Open Offer are not tradeable or transferable unless to satisfy *bona fide* market claims and the Application Form is not a document of title and cannot be traded. Unlike in the case of a rights issue, any New Ordinary Shares not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders. Instead, any New Ordinary Shares which are not taken up by Qualifying Shareholders in the Open Offer will be issued at the Issue Price to Placees (to the extent procured) or, failing which, to the Underwriters in accordance with their obligations under the Placing Agreement, with the proceeds retained for the benefit of the Company. Shareholders who do not participate in the Open Offer will experience significant dilution in their proportional interest in the Company as represented by their shareholdings after the completion of the Open Offer.

Before making any decision to acquire New Ordinary Shares, you are asked to read and carefully consider all the information contained in this document, including in particular the important information set out in this Part I and in Part IV ("Risk Factors") of this document.

15. Taxation

Information on UK, US and Republic of Ireland taxation with regard to the Placing and Open Offer is set out in paragraphs 1, 2 and 3 of Part X ("Taxation") of this document respectively. This information is intended as a general guide only. The taxation consequences for Qualifying Shareholders depend on their own circumstances. The statements expressed in paragraphs 1, 2 and 3 of Part X ("Taxation") of this document may not be applicable to certain Qualifying Shareholders, including non-UK, non-US and non-Irish residents, insurance companies, pension funds and dealers in securities. **If you are in any doubt as to your tax position in relation to the Placing and Open Offer, you should consult an independent professional adviser without delay.**

16. Invensys Share Schemes

In accordance with the rules of the Invensys Share Schemes, outstanding options and outstanding share awards will be adjusted to take account of the Placing and Open Offer and the Share Capital Subdivision in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the

prior approval (where required) of the UK Inland Revenue and the Company's auditors. Participants will be notified of the adjustments in due course.

17. Risk factors

Your attention is drawn to the risk factors set out in Part IV of this document.

18. Additional information

Further information on the Group, an operating and financial review of the Group and financial information on the Group can be found in Parts III to XI of this document. Further information on the Placing and Open Offer, including the procedures for application and payment under the Open Offer, is set out in the letter from Cazenove, Deutsche Bank and Morgan Stanley in Part II of this document.

19. Working capital

As stated in paragraph 12 of Part XI ("Additional Information") of this document, Invensys is of the opinion that, following the Placing and Open Offer, completion of the offering of the High Yield Bonds (or drawdown under the Bridge Facility) and taking into account the bank and other facilities available (including the committed and fully underwritten Senior Credit Facilities), the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

If, however, the Refinancing Plan does not complete then unless sufficient proceeds are received from business disposals, Invensys is of the opinion that having regard to existing cash resources and available bank and other facilities, the Group would only have sufficient working capital until June 2004, after which time additional sources of working capital would be required to *inter alia:*

- **repay in full all amounts outstanding under the Group's US$1.5 billion (£820 million) multicurrency revolving credit facility when it matures in June 2004, of which US$532 million was outstanding as at 4 February 2004;**
- **repay the outstanding €500 million 5.5 per cent. Notes due 1 April 2005 issued by Invensys under its medium term note programme;**
- **repay the outstanding US$37 million 6.4 per cent. Guaranteed Senior Notes due 13 August 2005 issued by BTR Dunlop Finance Inc. under a note purchase agreement dated 12 August 1998; and**
- **repay in full all amounts outstanding under the Group's US$2.35 billion (of which only US$1.46 billion (£798 million) is now available to be drawn) multicurrency revolving credit facility when it matures in August 2005, of which US$1.45 billion was outstanding as at 4 February 2004.**

The Board believes that the Refinancing Plan currently represents the only viable route to secure a stable financial platform for the Group for the longer term.

Your Board believes that a vote in favour of the Resolutions is important because if the Refinancing Plan does not complete, Invensys may not have sufficient working capital available to it after June 2004 to satisfy its obligations as they fall due which would materially adversely affect Invensys' ability to implement its strategy as described in paragraph 2 of this Part I and could affect its ability to conduct its business.

20. Intentions of the Directors

The Directors, who in aggregate hold 261,665 Existing Ordinary Shares, intend to apply to take up an aggregate of 163,540 New Ordinary Shares, which represents the maximum number of New Ordinary Shares for which they can apply to subscribe under the Open Offer.

21. Recommendation

The Directors, who have received financial advice from Cazenove, Morgan Stanley and Tricorn, consider that the terms of the Placing and Open Offer and the Share Capital Subdivision and the additional authorities sought are in the best interests of the Company and Shareholders as a whole. In giving their financial advice,

Cazenove, Morgan Stanley and Tricorn have relied upon the Directors' commercial assessment of the Placing and Open Offer and the Share Capital Subdivision and of the Company's funding requirements.

Accordingly, your Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as they intend to do, or procure, in respect of their own beneficial holdings which comprise a total of 261,665 Existing Ordinary Shares.

Yours faithfully



Martin Jay CBE
Chairman

CAZENOVE

Cazenove & Co. Ltd
20 Moorgate
London
EC2R 6DA

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB

Morgan Stanley

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

Authorised and regulated by the Financial Services Authority
Member of the London Stock Exchange
Registered in England with no. 4153386

Deutsche Bank AG, a corporation domiciled in Frankfurt am Main, Germany, operating in the United Kingdom under branch registration no. BR000005

Authorised and regulated by the Financial Services Authority
Registered in England with no. 2068222

To Qualifying Shareholders

Dear Shareholder,

Placing and Open Offer of 2,187,363,013 New Ordinary Shares at 21.50 pence per New Ordinary Share on the basis of 5 New Ordinary Shares for 8 Existing Ordinary Shares

1. Introduction

As explained in the letter from your Chairman set out in Part I of this document, Invensys is proposing to carry out the Placing and Open Offer as part of the Refinancing Plan, and intends to raise approximately £450 million (net of expenses) by way of the issue of 2,187,363,013 New Ordinary Shares at 21.50 pence per share, subject to the conditions described in paragraph 3 of this Part II below. The issue of the New Ordinary Shares under the Placing and Open Offer has been fully underwritten by the Underwriters, subject to certain conditions set out in the Placing Agreement (further details of which are set out in paragraph 10(a) of Part XI ("Additional Information") of this document).

The Underwriters have agreed, as agent for the Company, to make the Open Offer to Qualifying Shareholders on behalf of the Company. Pursuant to the Open Offer, Qualifying Shareholders are being invited to subscribe, in aggregate, 2,187,363,013 New Ordinary Shares at the Issue Price *pro rata* to their shareholdings. Pursuant, and subject, to the conditions set out in the Placing Agreement, the Underwriters have further agreed to seek to place with certain existing Shareholders and institutional and other investors and, to the extent that they fail to do so, themselves subscribe, all the New Ordinary Shares under the Open Offer, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer. To the extent that Placees who are also Qualifying Shareholders apply for New Ordinary Shares under the Open Offer, they can elect to have the number of New Ordinary Shares conditionally placed with them reduced on a share for share basis.

Qualifying Shareholders are being invited to participate in the Open Offer by completing and returning the enclosed Application Form. Instructions as to how to complete the Application Form are set out below and in the Application Form itself.

If you do not wish to apply for any New Ordinary Shares, you should not complete or return the Application Form.

This letter contains the formal terms and conditions of the Open Offer.

2. The Placing and Open Offer

Subject to the terms and conditions set out below and pursuant to the Placing Agreement, the Underwriters, on behalf of, and as agents for, the Company, hereby invite Qualifying Shareholders to apply to subscribe for New Ordinary Shares at a price of 21.50 pence per New Ordinary Share payable in full in cash on application, on the basis of:

5 New Ordinary Shares for every 8 Existing Ordinary Shares

held at the close of business on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held rounded down to the nearest whole number of New Ordinary Shares. Fractions of New Ordinary Shares will be aggregated and placed for the benefit of the Company.

The maximum number of New Ordinary Shares for which a Qualifying Shareholder is entitled to apply is set out in the Application Form and a Qualifying Shareholder may apply for any whole number of New Ordinary Shares up to such maximum allocation. No application in excess of the maximum entitlement will be met under the Open Offer and any Qualifying Shareholder so applying will be deemed to have applied for his or her maximum entitlement only, provided that the application is valid and complete in all other respects. Any monies paid in excess of the amount due in respect of an application will be returned to the applicant (at the applicant's risk) at the address set out on the Application Form, without interest.

Entitlements to fractions of New Ordinary Shares under the Open Offer will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with fewer than 2 Existing Ordinary Shares will not be invited to apply to subscribe any New Ordinary Shares under the Open Offer. The fractional entitlements will be aggregated and included in the Placing with the proceeds being retained for the benefit of the Company.

The New Ordinary Shares issued pursuant to the Placing and Open Offer will, when issued and fully paid, rank *pari passu* in all respects with those New Ordinary Shares which arise as a result of the Share Capital Subdivision (see further paragraph 9 of Part I ("Letter from the Chairman of Invensys") of this document), including the right to receive all dividends and other distributions declared or paid on New Ordinary Shares following Admission. No temporary documents of title will be issued.

Shareholders who hold Existing Ordinary Shares in Uncertificated Form or who wish to receive their New Ordinary Shares in Uncertificated Form are referred to paragraph 9 of this Part II for an explanation of how CREST shareholdings will be treated under the terms of the Open Offer.

Qualifying Shareholders should note that the Open Offer is not a "rights issue". Invitations to apply for New Ordinary Shares under the Open Offer are not tradeable unless to satisfy *bona fide* market claims and the Application Form is not a document of title and cannot be traded or transferred. Unlike in the case of a rights issue, any New Ordinary Shares not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders. Instead, any New Ordinary Shares which are not taken up by Qualifying Shareholders in the Open Offer will be issued at the Issue Price to Placees (to the extent procured) or, failing which, to the Underwriters in accordance with their obligations under the Placing Agreement, with the proceeds retained for the benefit of the Company. Shareholders who do not participate in the Open Offer will experience significant dilution in their proportional interest in the Company as represented by their shareholdings after the completion of the Open Offer.

Before making any decision to acquire New Ordinary Shares, you are asked to read and carefully consider all the information in this document, including in particular the important information set out in Part I ("Letter from the Chairman of Invensys") and in Part IV ("Risk Factors") of this document.

Overseas Shareholders should read the section entitled "Overseas Shareholders" in paragraph 7 of this Part II.

3. Conditions of the Placing and Open Offer

The Placing and Open Offer is conditional upon:

(a) the passing of the Resolutions;

(b) prior to Admission there having been, in the opinion of the Underwriters, no material adverse change relating to the Group;

(c) prior to Admission there having been, in the opinion of the Underwriters, no material adverse change in the financial markets;

(d) the conditions precedent to the offering of the High Yield Bonds (or the Bridge Facility) and to the Senior Credit Facilities having been satisfied or waived, subject to Admission;

(e) the Placing Agreement becoming unconditional in all other respects save for Admission by no later than 8.00 a.m. on 5 March 2004 (or such later date, being no later than 31 March 2004, as the Underwriters may agree) and not having been terminated or rescinded in accordance with its terms; and

(f) Admission.

If these conditions are not satisfied or waived, the Placing and Open Offer will not proceed. Furthermore, the Placing Agreement may terminate upon the occurrence of certain events, in which case the Placing and Open Offer will not proceed. **If the Placing and Open Offer does not proceed, the other elements of the Refinancing Plan will also not proceed. Likewise if either of the other elements of the Refinancing Plan does not proceed, the Placing and Open Offer will also not proceed.** A summary of the principal terms of the Placing Agreement is set out in paragraph 10(a) of Part XI ("Additional Information") of this document. See also the section entitled "Conditionality of the Refinancing Plan" at paragraph 5 of Part I ("Letter from the Chairman of Invensys") of this document.

It is expected that all of the conditions to the Placing and Open Offer will be satisfied by, that Admission will become effective on, and that dealings in the New Ordinary Shares issued pursuant to the Placing and Open Offer will commence on, 5 March 2004. Definitive certificates in respect of New Ordinary Shares issued pursuant to the Placing and Open Offer in Certificated Form will be prepared and are expected to be delivered or posted to allottees by 8 March 2004. The New Ordinary Shares issued pursuant to the Placing and Open Offer in Uncertificated Form are expected to be credited to allottees' accounts maintained in the CREST system by 5 March 2004.

If the Placing and Open Offer does not become unconditional, no New Ordinary Shares will be issued pursuant to the Placing and Open Offer, and all monies received by the Registrars in connection with the Open Offer will be returned to applicants (at the applicants' risk) without interest as soon as practicable.

4. Procedure for application and payment

The Application Form has been sent only to Qualifying Shareholders. Subject to certain exceptions, it has not been sent to Shareholders with registered addresses in the United States or any of the Excluded Territories and brokers/dealers and other parties may not submit Application Forms on behalf of Shareholders other than Qualifying Shareholders. Your attention is drawn to the section entitled "Overseas Shareholders" in paragraph 7 of this Part II.

Applications for New Ordinary Shares may only be made on the Application Form, which is personal to the Qualifying Shareholder(s) named on it and is not capable of being split, assigned or transferred except in the circumstances described below. The Application Form represents a right personal to the Qualifying Shareholder to apply to subscribe for New Ordinary Shares; it is not a document of title and it cannot be traded. It is assignable or transferable only to satisfy *bona fide* market claims in relation to purchases in the market pursuant to the rules and regulations of the London Stock Exchange. Application Forms may be split up to 3.00 p.m. on 25 February 2004 but only to satisfy such *bona fide* market claims.

Qualifying Shareholders who have before 5 February 2004 sold or transferred all or part of their holdings of Ordinary Shares are advised to consult their stockbroker, bank or agent through whom the sale or transfer was effected or another professional adviser authorised under the Financial Services and Markets Act 2000 as soon as possible, since the invitation to apply for New Ordinary Shares may represent a benefit which can be claimed from them by the purchaser(s) or transferee(s) under the rules of the London Stock Exchange.

Your Application Form shows the number of Existing Ordinary Shares registered in your name at the close of business on the Record Date and the maximum number of New Ordinary Shares (rounded down to the nearest whole number) for which you may apply under the Open Offer.

Entitlements to fractions of New Ordinary Shares under the Open Offer will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Ordinary Shares. The fractional entitlements will be aggregated and included in the Placing, with the proceeds being retained for the benefit of the Company. You may apply for fewer New Ordinary Shares than your maximum entitlement should you so wish. Qualifying Shareholders with fewer than 2 Existing Ordinary Shares will not be invited to apply to subscribe for any New Ordinary Shares under the Open Offer.

Qualifying Shareholders who submit a valid application using the Application Form and accompanying payment will (subject to the terms and conditions referred to in this letter) be allocated the New Ordinary Shares applied for in full at the Issue Price.

Applications will be irrevocable and, once submitted, may not be withdrawn and their receipt will not be acknowledged. The Underwriters, on behalf of the Company, reserve the right (but shall not be obliged) to treat any application not strictly complying with the terms and conditions of application as nevertheless valid. If you

do not wish to apply for New Ordinary Shares under the Open Offer you should not complete or return the Application Form. All Shareholders are nevertheless requested to complete and return the enclosed Form of Proxy for use in connection with the EGM.

If you are a Qualifying Shareholder and wish to apply for all or any of the New Ordinary Shares to which you are entitled, you should complete and sign the Application Form in accordance with the instructions printed on it and return it, either by post or by hand (during normal business hours only), together with a pounds sterling cheque or banker's draft to the value of the New Ordinary Shares applied for on the Application Form, to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as practicable and, in any event, so as to be received no later than 11.00 a.m. on 27 February 2004, after which time Application Forms will not be accepted. The cheque or banker's draft must be drawn on a United Kingdom branch of a qualifying bank or building society, as further described below. Your Application Form will not be valid unless you sign it. If you post your Application Form by first class post in the UK, or in the reply-paid envelope provided, you are advised to allow at least four business days for delivery.

The Company and the Underwriters reserve the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 11.00 a.m. on 27 February 2004 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the New Ordinary Shares concerned and undertaking to lodge the relevant Application Form in due course.

Your cheque or banker's draft should be crossed "account payee" and made payable to "Lloyds TSB Bank plc – Invensys Open Offer RIA". Payments must be made by cheque or banker's draft in pounds sterling drawn on an account at a branch (which must be in the United Kingdom, the Channel Islands or the Isle of Man) of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through facilities provided by either of these companies and must bear the appropriate sorting code number in the top right-hand corner. Any application or purported application may be rejected unless these requirements are fulfilled.

Cheques and banker's drafts representing application monies will be presented for payment on receipt and it is a term of the Open Offer, and any person returning an Application Form with a remittance in the form of a cheque or banker's draft warrants, that cheques and banker's drafts will be honoured on first presentation. The Company and the Underwriters, each as the Company's agent, may elect to treat as valid or invalid any applications made by Qualifying Shareholders in respect of which cheques and banker's drafts are not so honoured. If cheques or banker's drafts are presented for payment before the conditions of the Placing and Open Offer are fulfilled, the application monies will be kept in a separate account, with any interest being retained for the benefit of the Company until all conditions are met. In the event that the Placing and Open Offer does not become unconditional by 31 March 2004 at the latest, all applications will be rejected and all application monies will be returned (without payment of interest), by crossed cheque in favour of the applicant(s) through the post at their own risk as soon as practicable after the lapse of the Placing and Open Offer.

By completing and delivering an Application Form, you (as the applicant(s)):

(a) agree that your application, the acceptance of your application and the contract resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, English law;

(b) confirm that, in making the application, you are not relying on any information or representation other than such as may be contained in the Application Form and this document and you, accordingly, agree that no person responsible solely or jointly for this document or any part of it shall have any liability for any information or representation not so contained and that you will be deemed to have notice of all the information concerning Invensys and the Invensys Group and the Placing and Open Offer contained within the Prospectus;

(c) represent and warrant that you are (A) either (i) a QIB or applying on behalf of a QIB or (ii) not a Restricted Shareholder and are not applying on behalf of a Restricted Shareholder, and (B) are not applying with a view to the re-offer, re-sale or delivery of the New Ordinary Shares directly or indirectly in or into the United States or any Excluded Territory, or to any other person you have reason to believe is purchasing or subscribing for the purpose of such re-offer, re-sale or delivery;

(d) represent and warrant that you are not (a) person(s) otherwise prevented by legal or regulatory restrictions from applying for New Ordinary Shares or acting on behalf of (a) a US Person or Restricted Shareholder(s) on a non-discretionary basis; and

(e) agree that if your cheque or banker's draft for the amount payable in full by you for the number of New Ordinary Shares you have applied to subscribe for under the Open Offer has not cleared on first presentation and, in any event, by 3.00 p.m. on the second Business Day after the day on which the Resolutions are passed, expected to be on 4 March 2004 the Company may elect that the New Ordinary Shares will be allotted to you but (notwithstanding any other term of the issue) will not be issued to you and the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares, and for that purpose the Company will be entitled to act as your agent. Any proceeds from the sale of the New Ordinary Shares, which shall be issued to and registered in the name of the purchaser(s), will be retained for the Company's benefit.

Further representations and warranties are contained in the Application Form.

All enquiries in connection with the procedure for acceptance and payment and completion of the Application Form should be referred to Lloyds TSB Registrars, which is acting as Receiving Bank in respect of the Open Offer, on telephone number 0870 600 3963 (or if calling from outside the UK, +44 1903 702 767). This helpline will not provide any financial or tax advice or advice concerning the merits of the Open Offer or whether or not you should make an application under the Open Offer.

5. MONEY LAUNDERING REGULATIONS

The Money Laundering Regulations 1993 may require the Registrars to verify the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "verification of identity requirements"). If the Application Form is submitted by a UK regulated broker or intermediary acting as agent and which is itself subject to the Money Laundering Regulations 1993, any verification of identity requirements are the responsibility of such broker or intermediary and not of the Registrars. In such case, the lodging agent's stamp should be inserted on the Application Form.

The person (the "acceptor") who, by lodging an Application Form with payment and in accordance with the other terms as described above, accepts the Open Offer in respect of the New Ordinary Shares (the "relevant New Ordinary Shares") comprised in such Application Form shall thereby be deemed to agree to provide the Registrars with such information and other evidence as the Registrars may require to satisfy the verification of identity requirements.

If the Registrars determine that the verification of identity requirements apply to any acceptor or acceptance, the relevant New Ordinary Shares (notwithstanding any other term of the Open Offer) will not be issued to the relevant acceptor unless and until the verification of identity requirements have been satisfied in respect of that acceptance. The Registrars are entitled, in their absolute discretion, to determine whether the verification of identity requirements apply to any acceptor or acceptance and whether such requirements have been satisfied, and none of the Registrars, the Company or the Underwriters will be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly, as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in delays in the dispatch of share certificates or in crediting CREST stock accounts. If, within a reasonable period of time and in any event by not later than 31 March 2004, following a request for verification of identity, the Registrars have not received evidence satisfactory to them as aforesaid, the Company may, in its absolute discretion, terminate the contract of allotment in which event the monies payable on acceptance of the Open Offer will be returned without interest to the account of the bank or building society from which such monies were originally debited (without prejudice to the right of the Company to take proceedings to recover the amount by which the net proceeds of sale of the relevant New Ordinary Shares fall short of the amount payable thereon).

The verification of identity requirements will not usually apply if:

(a) the acceptor is a regulated UK broker or intermediary acting as agent and itself subject to the Money Laundering Regulations 1993; or

(b) the acceptor is an organisation required to comply with the Money Laundering Directive (the Council Directive on prevention of the use of the financial system for the purpose of money laundering) (91/308/EEC); or

(c) the acceptor (not being an acceptor who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in the name of such acceptor; or

(d) the aggregate subscription price for the relevant New Ordinary Shares is less than €15,000 (or its equivalent, being approximately £10,000).

In other cases the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account of the acceptor) or banker's draft, by the building society or bank endorsing on the cheque or draft the acceptor's name and the number of an account held in the acceptor's name at such building society or bank, such endorsement being validated by a stamp and authorised signature; or

(ii) if payment is not made by cheque drawn on an account in the name of the acceptor and (i) above does not apply, by the applicant enclosing with his Application Form evidence of his/her name and address from an appropriate third party (for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the acceptor's name and address. Originals of such documents (not copies) are required; such documents will be returned in due course); or

(iii) if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Gulf Cooperation Council, Hong Kong (China), Iceland, Japan, Mexico, New Zealand, Norway, Russian Federation, Singapore, South Africa, Switzerland, Turkey and the US) the agent should provide written confirmation that it has that status with the Application Form(s) and written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to the Receiving Bank or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (iii) above or in any other case, the acceptor should contact the Receiving Bank, Lloyds Registrars on telephone number: 0870 600 3963 (or if calling from outside the UK, +44 1903 702 767).

If (an) Application Form(s) is/are in respect of New Ordinary Shares with an aggregate subscription price of €15,000 or more and is/are lodged by hand by the applicant in person, he/she should ensure that he/she has with him/her evidence of identity bearing his/her photograph (for example, his/her passport) and evidence of his/her address.

6. No public offering outside the United Kingdom or the Republic of Ireland

None of the Company or the Underwriters has taken or will take any action in any jurisdiction that would permit a public offering of New Ordinary Shares in any jurisdiction where action for the purpose is required, other than in the United Kingdom or the Republic of Ireland.

7. Overseas shareholders

The making of the Open Offer to persons located or resident in, or who are citizens of, or who have a registered address in countries other than the United Kingdom or the Republic of Ireland may be affected by the law or regulatory requirements of the relevant jurisdiction. Any Shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

The attention of Overseas Shareholders is drawn to the following in connection with the Open Offer.

(a) ***General***

Receipt of this document and/or an Application Form will not constitute an invitation to subscribe New Ordinary Shares in those jurisdictions in which it would be illegal to make such an invitation or any related offer and/or acceptance and, in those circumstances, this document and/or an Application Form will be sent for information only and should not be copied or redistributed. No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom or the Republic of Ireland may treat the same as constituting an invitation or offer to him, nor should he in any event use such Application Form unless,

in the relevant territory, such an invitation or offer could lawfully be made to him and such Application Form could lawfully be used or dealt with, and any transaction flowing from such use or dealing could be effected, without compliance with any registration or other legal or regulatory requirements other than any which may have been fulfilled.

Subject to limited exceptions, this document and the related Application Form are not being sent to Shareholders with registered addresses in the United States or in any of the Excluded Territories and may not be treated as an invitation to any Shareholder in any of such jurisdictions to subscribe any New Ordinary Shares.

Persons receiving a copy of this document and/or an Application Form should not, in connection with the Open Offer or otherwise, distribute or send the same to any person in, or citizen or resident of, or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a copy of this document and/or an Application Form is received by any person in any such territory, or by their agent or nominee in any such territory, he must not seek to apply for New Ordinary Shares under the Open Offer. Any person who does forward this document and/or an Application Form into any such territories (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

Subject to paragraphs (b) and (c) below, any person (including, without limitation, nominees and trustees) outside the United Kingdom or the Republic of Ireland wishing to apply for New Ordinary Shares under the Open Offer must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.

The Company reserves the right to treat as invalid any application or purported application for New Ordinary Shares under the Open Offer which appears to the Company or its agents to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if the Company believes or its agents believe that the same may violate applicable legal or regulatory requirements or if it provides an address for delivery of share certificates for New Ordinary Shares, or, in the case of a credit of New Ordinary Shares in CREST to a CREST Member or CREST Sponsored Member whose registered address would be, in one of the Excluded Territories or in the United States (or otherwise appears to have been despatched by a US Person) or any other jurisdiction where the extension or availability of the Open Offer would breach any applicable law or regulation. The attention of Shareholders with registered addresses in or who are US Persons or otherwise located in the United States or the Excluded Territories or persons who are citizens of the Excluded Territories and Shareholders holding Existing Ordinary Shares on behalf of such persons is drawn to paragraphs (b) and (c) below.

Notwithstanding any other provision of this document or the Application Form, the Company reserves the right to permit any Qualifying Shareholder to apply for New Ordinary Shares under the Open Offer if the Company in its sole and absolute discretion is satisfied at any time prior to 11.00 a.m. on 27 February 2004 that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Qualifying Shareholders who wish, and are permitted, to apply to subscribe New Ordinary Shares should note that payments must be made as described in paragraph 4 of this Part II.

Specific restrictions relating to certain jurisdictions are set out below.

(b) ***United States***

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the Securities Act, or under the securities laws of any state in the United States, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of such laws and subject to the following conditions. Accordingly, the Open Offer is not being made to any Shareholder in the United States or who is a US Person and applications will not be accepted from any such Shareholder, except that New Ordinary Shares may be made available under the Open Offer to Shareholders reasonably believed to be Qualified Institutional Buyers pursuant to an available exemption from registration under the Securities Act or, in the sole discretion of the Company and the Underwriters, to others who may be offered the New Ordinary Shares pursuant to an available exemption from such registration. Shareholders who are Qualified Institutional Buyers, and nominees who believe they hold on behalf of Qualified Institutional

Buyers, and believe they are eligible to participate in the Open Offer pursuant to a valid exemption from registration under the Securities Act should contact Lloyds TSB Registrars on 0870 600 3963 (or if calling from outside the UK, +44 1903 702 767) to determine whether and how they may participate.

Each subscriber of the New Ordinary Shares in the Open Offer that is in the United States or is a US Person will be required to represent and agree as follows:

(i) the subscriber is a Qualified Institutional Buyer and is acquiring such New Ordinary Shares for its own account or for the account of another Qualified Institutional Buyer and not with a view to, or for sale in connection with, any distribution thereof other than in compliance with the Securities Act and applicable state securities laws;

(ii) the subscriber understands, and each beneficial owner of such New Ordinary Shares has been advised, that the New Ordinary Shares have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) pursuant to an effective registration statement under the Securities Act, (b) to a person whom the seller and any person acting on its behalf reasonably believe is a Qualified Institutional Buyer (within the meaning of Rule 144A) purchasing for its own account or for the account of a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A, (c) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or (d) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), and in each case in accordance with any applicable securities laws of any state or other jurisdiction of the United States;

(iii) it acknowledges that the New Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of such New Ordinary Shares;

(iv) it acknowledges that the New Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of Ordinary Shares established or maintained by a depositary bank;

(v) if in the future such subscriber decides to offer, sell, pledge or otherwise transfer such New Ordinary Shares, it may offer, sell, pledge or otherwise transfer such New Ordinary Shares only in accordance with the following legend, which the New Ordinary Shares, if in Certificated Form, will bear unless otherwise determined by the Company in accordance with applicable law:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF THESE SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS;

(vi) the Company shall have no obligation to recognise any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions;

(vii) the subscriber agrees that if, in the future, it offers, sells, pledges or otherwise transfers such New Ordinary Shares, it shall notify its transferee of the circumstances and restrictions set out in paragraphs (i) to (vi) above; and

(viii) the Company, the Registrars, the Underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the subscriber is acquiring any New Ordinary Shares for the account of one or more Qualified Institutional Buyers, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Each subscriber of the New Ordinary Shares in the Placing that is located in the United States will be deemed to have given representations substantially similar to the representations set out in paragraphs (i) to (viii) above.

In addition, until 40 days after the commencement of the offering, an offer or sale of New Ordinary Shares within the United States by any dealer whether or not participating in the Placing may violate the registration requirements of the Securities Act.

Prospective subscribers in the United States are hereby notified that sales of the New Ordinary Shares may be made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the provisions of Section 5 of the Securities Act.

(c) ***Territories other than the UK, the US and the Republic of Ireland***

Due to restrictions under the respective securities laws of each of the Excluded Territories, neither this document nor the Application Form in relation to the New Ordinary Shares for which applications are invited pursuant to the Open Offer will be sent to, and no New Ordinary Shares issued pursuant to the Open Offer will be credited to a stock account in CREST of, Restricted Shareholders, and the New Ordinary Shares issued pursuant to the Open Offer may not be transferred or sold to or delivered to, any Restricted Shareholders. Accordingly, no offer of or invitation to subscribe New Ordinary Shares is being made by virtue of this document or the Application Form to any Restricted Shareholders.

Qualifying Shareholders in jurisdictions other than the Excluded Territories may, subject to the laws of their relevant jurisdiction, take up New Ordinary Shares under the Open Offer in accordance with the instructions set out in this document and the Application Form. Such Qualifying Shareholders who have registered addresses in, or who are resident or otherwise located in, or who are citizens of, countries other than the United Kingdom or the Republic of Ireland should, however, consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their New Ordinary Shares under the Open Offer.

If you are in any doubt as to your eligibility to take up the New Ordinary Shares under the Open Offer, you should contact your professional adviser immediately.

8. Taxation

Qualifying Shareholders are referred to Part X ("Taxation") of this document for an explanation of some of the UK, US and Republic of Ireland tax consequences of the Open Offer, respectively.

The taxation consequences for Qualifying Shareholders depend on their own circumstances. The statements expressed in paragraphs 1, 2 and 3 of Part X ("Taxation") of this document may not be applicable to certain Qualifying Shareholders, including non-UK, non-US and non-Irish residents, insurance companies, pension funds and dealers in securities. Qualifying Shareholders are strongly recommended to consult their own professional advisers if they are in any doubt as to their tax position in relation to the Placing and Open Offer.

9. Crest

Although the Open Offer will be processed outside CREST for the purposes of processing applications and calculating entitlements under the Open Offer, CREST and non-CREST shareholdings will be treated independently and therefore not amalgamated and a separate Application Form will be required for each type of holding. Consequently, Qualifying Shareholders who hold both CREST and non-CREST shareholdings may be rounded down twice as to fractional entitlements.

Qualifying Shareholders who take up some or all of their entitlement to New Ordinary Shares under the Open Offer will be allotted New Ordinary Shares (a) in Certificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Certificated Form at the close of business on the Record Date; and (b) in Uncertificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Uncertificated Form at the close of business on the Record Date. Qualifying Shareholders wishing to hold all or part of their holding of New Ordinary Shares in Uncertificated Form should comply separately with the relevant CREST procedures for conversion of such shares into Uncertificated Form following receipt of their share certificates. Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any New Ordinary Shares in Certificated Form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or any part of CREST, or on the part of the facilities and/or system operated by Lloyds TSB Registrars in connection with CREST. All New Ordinary Shares issued following application by a Shareholder as a result of a *bona fide* market claim will be issued in Certificated Form and, in this respect, Qualifying Shareholders wishing to hold all or part of their holding of New Ordinary Shares in Uncertificated Form should comply separately with the relevant CREST procedures for conversion of such shares into Uncertificated Form following receipt of their share certificates.

Qualifying Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this document and the Open Offer.

10. ADMISSION, SETTLEMENT AND DEALING

Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be issued pursuant to the Placing and Open Offer to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. Subject to the Placing Agreement becoming unconditional in all respects and not being terminated or rescinded in accordance with its terms, it is expected that dealings on the London Stock Exchange in the New Ordinary Shares issued pursuant to the Placing and Open Offer will commence at 8.00 a.m. on 5 March 2004.

The Existing Ordinary Shares are already enabled for settlement in CREST. Accordingly, no further application for admission to CREST is required for the New Ordinary Shares. All of the New Ordinary Shares, when issued and fully paid, may be held and transferred by means of CREST.

Subject to the conditions of the Placing and Open Offer being satisfied or waived, all New Ordinary Shares to be issued pursuant to the Placing and Open Offer in Uncertificated Form are expected to be credited to the appropriate CREST stock accounts on 5 March 2004, unless the Company exercises its right to issue such New Ordinary Shares in Certificated Form. Subject as aforesaid, definitive certificates in respect of the New Ordinary Shares to be issued in Certificated Form pursuant to the Open Offer are expected to be dispatched by first class post, at the risk of the person entitled thereto, and, in the case of joint holders, to the holder whose name stands first in the register in respect of the joint holding concerned, by 8 March 2004. Pending such dispatch, transfers will be certified against the register. No temporary documents of title will be issued.

Qualifying Shareholders should note that they will not be sent any confirmation of the credit of the New Ordinary Shares to their CREST stock account or any other written communication by the Company in respect of the issue of the New Ordinary Shares.

All documents and remittances in connection with the Placing and Open Offer will be sent to or by Shareholders (or their agents) at their own risk.

11. INVENSYS SHARE SCHEMES

In accordance with the rules of the Invensys Share Schemes, outstanding options and outstanding share awards will be adjusted to take account of the Share Capital Subdivision and the Placing and Open Offer in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of the UK Inland Revenue and the Company's auditors. Participants will be notified of the adjustments in due course.

12. ADR HOLDERS

Invensys intends to put in place arrangements for ADR holders who meet the eligibility requirements set forth in this document, including the paragraph headed "Overseas Shareholders" in this Part II ("Letter from Cazenove, Deutsche Bank and Morgan Stanley"), to participate in the Open Offer through the Depositary.

Eligible ADR holders who validly participate in the Open Offer will be issued New Ordinary Shares. The Company will not arrange for the issuance of ADRs representing New Ordinary Shares. Eligible ADR holders may only deposit New Ordinary Shares into the ADR facility if they can validly do so under the Deposit Agreement.

13. GOVERNING LAW AND JURISDICTION

Except as otherwise set out herein, the terms and conditions of the Placing and Open Offer as set out in this document and the Application Form shall be governed by, and construed in accordance with, the laws of England. Except as otherwise set out herein, the Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Placing and Open Offer, this document and the Application Form. By taking up their entitlements under the Placing and Open Offer in accordance with the instructions set out in this document and, in the case of Qualifying non-CREST Shareholders only, the Application Form, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

14. FURTHER INFORMATION

Your attention is drawn to the letter from the Chairman of Invensys set out in Part I ("Letter from the Chairman of Invensys") of this document and the terms, conditions and other information set out in this document.

Yours faithfully,

Nicholas Wiles *Managing Director*	Charles Foreman *Managing Director*	Simon Robey *Managing Director*
For and on behalf of Cazenove & Co. Ltd	For and on behalf of Deutsche Bank AG London	For and on behalf of Morgan Stanley & Co. International Limited

The financial information contained in this Part III ("Information on Invensys") has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") and from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") of this document and should be read in conjunction with those Parts. Prospective investors should read the whole of this document and not rely solely on the information in this Part III.

Overview of the Group

Invensys is the holding company for a global automation and controls group that sells a wide range of products and services to businesses in many sectors, including chemical, oil and gas, power generation, telecommunications, paper, food, dairy and pharmaceutical. In addition, the Group's products are used in factories and residential and commercial buildings to automate tasks and processes, such as the monitoring and control of the flow of products in an oil refinery and the heating, ventilation and air conditioning of homes and commercial buildings. These tasks and processes previously relied on electrical or mechanical equipment, but are now managed by "intelligent systems" that rely on electronics and software. The Group also builds and sells networks that link Invensys' products and services and produces energy storage and power control products. In addition, the Group offers its customers ongoing support and maintenance. Invensys is headquartered in London, United Kingdom.

The Group was formed in 1999 when Siebe plc, a manufacturer and supplier of industrial and appliance controls, merged with BTR plc, an engineering group. Following the merger, the holding company of the combined group was renamed Invensys. The merger strategy included a substantial restructuring programme aimed at integrating the businesses of Siebe plc and BTR plc and reducing costs.

Group Strategy

In 2002, following a strategic review, the Group commenced a disposal programme as part of an overall plan to strengthen the capital base of the Group by reducing indebtedness and focusing its strategy on those businesses that management believed offered the greatest opportunity to build strong market positions, to increase operating efficiencies and to provide long-term sustainable growth. By the end of 2002, the Group had generated proceeds of £1.8 billion from the sale of 6 of its businesses.

In early 2003, a number of factors led Invensys to conclude that the Group had insufficient financial resources both to resolve its liabilities and to develop all of its businesses. These factors included continued difficult trading conditions and the significant deficit in the Group's pension scheme caused by weakening financial markets. Accordingly, Invensys announced a narrowing of the Group's focus to the Production Management Division (comprising the APV, Process Systems and Eurotherm Businesses) and the Rail Systems Business. To dispose of all other businesses, it initiated a programme, which has to date generated proceeds of £484 million from the sale of the Baan, Teccor and Metering businesses. In November 2003, Invensys announced that it expected total net proceeds from this disposal programme to exceed £1.8 billion, which was somewhat below previous expectations.

Following comments from the Group's principal shareholders and after consultation with the Group's lenders and advisers, the Board has decided that, given the generally more encouraging economic outlook and a more protracted disposal process than previously anticipated, it will seek to implement the Refinancing Plan. Invensys believes that by significantly strengthening its balance sheet, the Group will have greater flexibility to realise the potential of its businesses over the longer term and thereby enhance shareholder value. It will also provide the framework for the Group to pursue a strategy with the following core elements:

- ***Strengthening the Group's financial platform to***:
  - provide flexibility to manage the Group's businesses over the longer term (including the Appliance Controls and Climate Controls Businesses);
  - increase confidence with customers, suppliers and other business partners in order to compete more effectively for major contracts;
  - maximise the value of businesses with leading market positions in their key markets;
  - negotiate transactions, including disposals, from a position of strength; and
  - manage down its longer term legacy liabilities.

- *Accelerating the improvement of operational performance by*:
  - further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs;
  - enabling the retention, development and recruitment of talented people;
  - continuing to invest in key technologies and marketing; and
  - removing the divisional management layers between the businesses and head office and accelerating the programme to minimise head office costs.

The Group will, therefore, operate through the following Businesses:

- the ***Process Systems Business*** designs, manufactures, supplies, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes.
- the ***Eurotherm Business*** provides control and measurement instrumentation solutions and services for the global industrial and process markets.
- the ***APV Business*** provides process equipment, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers.
- the ***Rail Systems Business*** designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways.
- the ***Climate Controls Business*** provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments.
- the ***Appliance Controls Business*** provides total product and control system solutions and services for appliances. The Business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors.
- the ***Powerware Business*** provides comprehensive power quality and power management solutions which provide clean and continuous power through "uninterruptible power supply" ("UPS") systems and direct current systems.
- the other businesses include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, Hansen, a provider of industrial and wind turbine gearboxes, and Baker, a provider of equipment, services and complete process systems to the bakery, biscuit, confectionary, cereal and snack industries (together, the "LHB Businesses").

The Group will continue to pursue the current plan for disposing of the Powerware and the LHB Businesses.

The Group's Businesses

Process Systems Business

The following table sets out summary historical financial data for the Group's Process Systems Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the Process Systems Business

Financial year ended 31 March 2003	
(£ millions)	
Turnover	771
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	42
Net operating assets	235

General. The Process Systems Business offers software and computer-based hardware for the automation and regulation of plant operations, the management of administrative functions of manufacturing businesses and simulations of manufacturing processes. Generally, the Business's customers do not make new capital investments (for example, building new production or distribution facilities). However, these customers

experience pricing and competitive pressures as well as pressures from regulatory authorities to improve their operating efficiencies and maintain and upgrade their plants and equipment. As a result, customer requirements to reduce expenditure, improve the efficiency of their plants and to upgrade their equipment provide opportunities for the Business. The Business is also affected by customer consolidation, which, in some cases, may result in customers implementing one platform/system which may be the Business's product or the product of a competitor.

Products and services. The Business offers both standard products and more complex applications (including both design and service as well as standard products) in areas where, due to continually changing technology, customers frequently seek product upgrades from the Business. The Business works with customers to provide solutions that help them maximise return on investments and optimise performance across their supply chain. The Business provides products and services under the following brands through which the Group markets itself:

- *Wonderware Software*, including ArchestrA® architecture software, which integrates plant data, including resource management, work-in-progress tracking, batch management, PC-based control and remote application viewing tools and interfacing plant floor devices, and services relating to energy management. Through ArchestrA® information and software, the Business has developed a strong position in software which is compatible with other software systems (so-called "open architecture" software);

- *Foxboro,* which provides information technology, automation and production process solutions for customers in the cement, chemical, metals, mining, oil and gas, pulp and paper, power, pharmaceutical and speciality chemicals industries;

- *SimSci-Esscor,* which provides industrial process simulation software and systems for a variety of industries, including oil and gas exploration, petroleum refining, petrochemical and chemical manufacturing, electrical power generation, mining, pulp and paper, and engineering and construction;

- *Triconex,* which provides products, systems, and services for safety, critical control, and turbo machinery applications;

- *Avantis,* which provides enterprise asset management ("EAM") software and related services, including maintenance and materials management products and value-added services to improve the availability and utilisation of industrial assets; and

- *Pacific Simulation,* which provides consulting, engineering and software services to the pulp and paper industry.

Design and production. The Process Systems Business's hardware and software designers and project execution engineers produce original designs for the Business's products, as well as work with the Business's customers to customise and install the Business's products. The Business does not rely significantly on agreements with third party suppliers. The Business has 32 global production and distribution facilities worldwide. Currently, the Business is actively pursuing a strategy of locating certain production facilities to lower-cost countries, such as India, China, and Mexico, in order to minimise certain operating costs.

Markets and customers. The Business occupies one of the top three positions by market share in each of the food, pharmaceutical, paper, power generation, chemical and oil and gas industries. (Source: ARC Advisory Group and Parthenon Analysis 2002). The Business's products and services are used in over 50,000 plants or plant networks worldwide in the sectors of oil, gas and chemicals, power generation, food and beverages, personal healthcare, fine chemicals, pharmaceuticals, pulp and paper, mining and cement and discrete and hybrid manufacturing. Developing markets also offer significant new opportunities for the Business.

Over the past several years, many of the Business's customers have gone through significant consolidation. Further consolidation will provide significant opportunities for the Business to sell its products into newly acquired production assets of existing clients. In addition, many of the Business's customers have begun to outsource the maintenance and improvement of their production assets which has provided an opportunity for the Business to develop high-margin long-term service relationships with its existing customers. The Process Systems Business has a broad range of customers, most of whom are original equipment manufacturers in North America and Europe. Representative customers of the Business include BASF, Shell, Exxon-Mobil and BP.

Competition. Principal competitors of the Process Systems Business include ABB, Alstom, Emerson Electric, Honeywell International, Rockwell Automation, Siemens and Yokogawa Electric. Like Invensys, many of these competitors have undergone significant restructuring in recent years. Invensys believes that most of its

competitors are showing an increasing emphasis on projecting a single brand while retaining goodwill for long established sub-brands. Several of the Process Systems Business's competitors have already developed common technological platforms for their respective products, and Invensys believes that other competitors will shortly follow suit. Invensys also believes that many of its competitors are targeting Asia and Latin America as growth markets.

Strategy. The Business has the following strategies:

- Re-align the Business's sales approach and organisation (by industries and customers functions rather than product lines and geographies) to more appropriately meet customer needs;
- Deliver expanded service and solutions offerings and favourably alter the revenue mix of the Business through building a regional delivery capability, training and incentivising the sales force to extend existing services further into the installed base and developing new services through the use of intellectual property and advanced technologies;
- Continue the pace and focus of investment to maintain the Business's technology position and to drive the market toward open architecture-based solutions; and
- Create operational improvements and organisational effectiveness by streamlining the Business's basic processes, improving the supply chain and sales terms and conditions, and tightening contract control and management.

Eurotherm Business

The following table sets out summary historical financial data for the Group's Eurotherm Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that part.

Summary Financial Data for the Eurotherm Business

Financial year ended 31 March 2003	
(£ millions)	
Turnover	119
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	19
Net operating assets	29

General. Invensys believes that the Eurotherm Business is a leading supplier of control and measurement instrumentation solutions and services for the global industrial machine control and process markets. (Source: Company estimates). The Business offers its generic and configurable range of products and services throughout the world. Key drivers for this Business include the underlying growth in automation and control leading to greater productivity.

Products and services. The Business offers solutions and services for specific aspects of the manufacturing process such as temperature, pressure and other similar variables. Products include industrial controllers, engineered solutions, data recorders, power controls, AC & DC drives, charged services and signal conditioning.

Design and production. The Business's engineers are involved in the design of the Business's generic and configurable product range in such areas as software design, electronic design, mechanical design, product testing and qualification and support services. Eurotherm undertakes production of the majority of its product lines in its four manufacturing facilities.

Markets and customers. The Eurotherm Business benefits from a diversified customer base with no industry accounting for more than 25 per cent. of turnover. Further, the Business's customer base is geographically diversified with approximately 60 per cent. of its sales in Europe, the Middle East and Africa, approximately 25 per cent. in the Americas and the remainder in the Asia Pacific region. With a sales presence throughout the world and globally integrated marketing, operations and research and development, the Business has the ability to offer global support to a balanced mix of end users, original equipment manufacturers and the reselling business. The Eurotherm Business has a large, long-established installed base across major economies along with a significant presence in emerging markets due to its strong reputation and brand recognition. The Business has undertaken projects for the following customers: Corus, Pilkington, AstraZeneca, Loctite, Doughty Propellers and Thames Water.

Competition. Principal competitors of the Eurotherm Business include Honeywell International, Mitsubishi Electric, Omron, Rockwell Automation, Siemens and Yokogawa Electric.

Strategy. The Business has the following strategies created to generate growth in control and measurement instrumentation solutions and services combined with further productivity and cost savings:

- Develop innovative solutions and the effective use of know-how in order to convert customer needs into realised benefits;
- Grow revenue shares in strategic vertical markets such as pharmaceuticals, metals, glass and power;
- Simplify the business process by continued implementation of lean enterprise methodology;
- Migrate manufacture of mature, then volume, products to low cost countries; and
- Expand manufacturing and revenue in Asia.

APV Business

The following table sets out summary historical financial data for the Group's APV Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the APV Business

Financial year ended 31 March 2003 (£ millions)	
Turnover	382
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	19
Net operating assets	42

General. The APV Business is an industry leader in process know-how and domain expertise, with a strong portfolio of products. The APV Business provides process equipment, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers.

The APV Business provides products and services to a variety of customers that operate in many different markets, including both developed markets (mostly the US and Europe) and emerging markets (including Asia and the Middle East). In developed markets, demand for the Business's products tends to be for maintenance and upgrading. However, customers in these markets experience pressures from regulatory authorities to continue to maintain and upgrade equipment for issues such as health and safety and environment. In addition, they experience pricing pressure from their own retail distributor customers. As a result, an important business driver for the APV Business is the extensive installed base of APV Business equipment that these customers maintain, which require asset services, spare parts and plant upgrades in order for the Business's customers to maintain operational performance, asset productivity, flexibility and efficiency. In less developed markets, demand for the Business's products and solutions are driven by new plant construction, which leads to higher demand for the Business's products.

Products and services. The products offered by the APV Business range from engineered components through to complete process plants equipped with the latest automation technology as well as a range of support services running from installation to maintenance throughout the life of the plant. The Business's product portfolio includes a wide range of pumps, valves, heat exchangers, homogenisers, dryers and evaporators. In addition, the Business provides, through a separate solutions portfolio, design, engineering and related services covering hygienic processing requirements from UHT milk processing through to the production of crème brûlée and the manufacture of shampoos. The Business's service offerings range from the provision of spare parts and contract maintenance to operational performance consulting.

Design and production. The APV Business's designers and engineers work to improve the Business's product ranges, application knowledge and technology portfolio, sometimes jointly with its customers. In relation to its product portfolio, manufacture of some components for the Business's products is outsourced to third party suppliers through renewable supply contracts. Manufacturing, final assembly and testing of most products is undertaken at the Business's manufacturing facilities in the United States, Germany, Denmark, Brazil and China. Assembly of modularised systems of products is undertaken in Denmark, Australia and South Africa. In relation

to its solutions portfolio, solutions may be engineered either by local offices or by centres of expertise (principally in Denmark, France, Australia and the UK). Assembly of standard process modules for these solutions is undertaken at the Business's facilities in Denmark, Australia and South Africa. Most other assembly is outsourced. The Business's supplier base is diverse and Invensys believes that its supply arrangements carry little risk. The Business has sales and engineering offices in 48 countries worldwide with production and assembly facilities in seven of these countries.

Markets and customers. The Business occupies one of the top four positions in terms of market share in each of the geographic markets in which it operates. (Source: Company estimates.) The APV Business's customers include hygienic producers worldwide as well as original equipment manufacturers based in North America, Europe, the Middle East and Asia who provide both hygienic and non-hygienic producers with solutions tailored to meet their needs. The APV Business has begun to reorganise its customer base, and is initially focusing on five core customer segments, four of which (*global brands*, which includes Coca-Cola and L'Oreal; *fast-moving brands*, which includes Müller Milch and Actimel; *reassurance brands and commodity producers in developed markets*, which includes Arla Foods, Murray Goulburn and Land O Lakes; and *financed customers in emerging markets*, which includes Lala and Al-Marai), specifically target the food, beverage and personal care industry sectors where the Business's brand and installed base are strongest. The fifth segment covers sales through distributors or original equipment manufacturers in which the Business's products are provided without related design and engineering or other services (so-called "transactions sales") to all sectors.

With the exception of the transactions sales segment, the APV Business's customers rely on the Business to provide design and engineering services backed by strong applications knowledge to help them deliver reliable, high quality, competitively-priced products to consumers. Given that the Business's equipment may have an operational life of more than 40 years, customers who receive support from the Business have traditionally been loyal and, Invensys believes, customers have typically seen the Business as their supplier of first choice. The Business expects to see more customer interest in long-term maintenance contracts as a result of increased customer focus on reducing operational costs and out-sourcing non-core activities.

Competition. Principal competitors of the APV Business include, Alfa Laval, GEA (a unit of mg technologies), SPX Corporation and Tetra Laval. Competition is fragmented across all of the APV Business's customer groups. Within each group, the top four competitors command approximately 25 per cent. to 50 per cent. of the market measured by turnover followed by a large number of regional, specialist and local competitors. In an industry where niche companies are common, the APV Business is one of the few businesses competing worldwide across all of its five target segments. Based on management analysis and published sources, the APV Business has an 8 per cent. share of its worldwide market (Source: competitor published financials, Company estimates).

Strategy. The Business has the following strategies:

- Ensure consistent base level services are available to each of the Business's customer segments, with particular emphasis on customers with an extensive installed base of the Business's equipment;
- Proactively manage the commercial and technical risks of the project portfolio through improved project management;
- Assure compliance with management processes to improve quality and reduce risk;
- Realign organisation behind the APV brand and re-establish channels to transactional markets;
- Leverage existing local infrastructure in emerging markets, notably China and Mexico, to capture a larger share of the growth experienced by the Business's customers in these markets;
- Implement a global manufacturing and supply chain strategy to be competitive wherever the Business operates;
- Develop and implement an automation strategy that brings the Business's capabilities to market and reinforces them; and
- Develop a portfolio of value-added services (such as performance consulting and customer quality assurance) targeted at specific markets where customers are prepared to pay a premium for such services.

Rail Systems Business

The following table sets out summary historical financial data for the Group's Rail Systems Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the Rail Systems Business

Financial year ended 31 March 2003	
(£ millions)	
Turnover	404
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	55
Net operating assets	39

General. Operating through the Westinghouse Rail Systems, Safetran, Burco, Dimetronic and Rail Systems Australia operating units, the Rail Systems Business is a global leader in the design, manufacture, supply, installation, testing and commissioning of safety related rail signalling and control systems for mainline, metro and freight railways. The Rail Systems Business benefits from the high switching costs customers face due to the extensive and complex safety approvals, verification and validation processes for new suppliers and products. This characteristic varies in significance by territory and in the longer term may be of less significance in Europe as the European Rail Traffic Management System ("ERTMS") is gradually approved and introduced. An important business driver for the Rail Systems Business relates to the amount of public funding dedicated to railways. Since many of the Business's rail projects are tied to public funding, any changes in governmental strategies relating to funding for rail transport affect the Rail Systems Business. Based on recent positive developments in the rail systems industry, the Business believes that its markets have potential for further growth as rail infrastructure operators and investors seek to reduce journey times, ease urban traffic congestion, reduce operating cost and undertake safety related renewals and improvements of existing assets and infrastructure.

Products and services. The Business offers a wide range of products and services for safety related rail signalling and control systems including mainline signalling systems, mass transit signalling and train control systems, supervisory control and data acquisition ("SCADA") control and command systems and highway crossing warning systems. In addition, the Business provides warehousing, purchasing, packaging, pre-assembly and logistics management for railway construction and maintenance projects in North America. The products and services that the Business provides are usually supplied as complete projects, including design, supply, commissioning and maintenance activities, and can take a number of years to complete. The Business may undertake such projects as a main contractor, as a specialist subcontractor, as a member of a consortium, or through an alliance or partnership with the customer or end-user.

Over the past several years, the approximate make-up of the Business's turnover has been as follows: external sales of equipment have accounted for approximately 20 per cent. to 25 per cent.; maintenance and logistics activities, mostly provided by Burco in the United States and Canada have accounted for approximately 15 per cent. to 20 per cent.; and projects, which bring together the Business's products, system engineering and project delivery skills and resources have accounted for the remaining 55 per cent. to 65 per cent.

Design and Production. Manufacturing and assembly is undertaken in the UK, the United States, Spain and Australia. The largest manufacturing facilities are located in Louisville, Kentucky and Rancho Cucamonga, California. Manufacture of some components for the Business's products is outsourced to third party suppliers through renewable supply contracts. Whether the Business is purchasing goods, components or services, its supplier base is diverse with low switching costs. As a result, Invensys believes that its supply arrangements carry little risk. The majority of the Business's project sales are made in the UK, Spain and Portugal where Westinghouse Rail Systems and Dimetronic (located in the UK and Spain, respectively) regularly use temporary or contract staff to meet short-term demand peaks for particular skills (in particular, for installation and testing).

Markets and customers. Invensys believes the Rail Systems Business is one of the top suppliers of safety related signalling and control systems in the world and has the leading position in the UK, Spain and Portugal and is the second largest supplier in North America (Source: Company estimates). The Business has a strong position in signalling controls in Australia and a number of other territories throughout the world and is the leading supplier of maintenance logistics and warehousing services in North America (Source: Company estimates).

The customer base for the Rail Systems Business in each of its markets includes governmental authorities, other rail infrastructure owners and private civil contractors. The Business's contract terms range from less than a year to up to 14 years (in the case of London Underground Public Private Partnership contracts), with a typical contract term of one to three years and a warranty extending for a further one or two years. Further, in some of the Business's contracts, the Business assumes liability for disruption costs resulting from a failure to supply correctly or on time. The Rail Systems Business's contract values generally range between £1 million and £30 million over the contract term with an individual contract's sales in any one year usually not exceeding £20 million. Significant exceptions were the contracts that the Business entered into in April 2003 with Bombardier Transportation (UK), a part of the Metronet Consortium, to design, supply, install, test and commission new signalling and train control equipment for the London Underground. These contracts, which run from 2003 to 2017, together have a combined value of £890 million with expected peak annual turnover of approximately £100 million in 2009.

Representative customers of the Rail Systems Business include the Metronet and Tubelines (responsible for the London Underground Public Private Partnership in the UK), Network Rail, John Mowlem, Bombardier, the Spanish and Portuguese governments, Canadian National CSX, Union Pacific, Norfolk Southern, Kowloon Canton Railway, New York City Transit, Deutsche Bahn and Queensland Rail.

Competition. Principal competitors of the Rail Systems Business include Alcatel, Alstom, Ansaldo, a unit of Finmeccanica, Bombardier, General Electric and Siemens. The Business believes that overall, there are generally two or three significant competitors in each country or region in which it operates.

Strategy. The Business has the following strategies:

- Increase project delivery, manufacturing efficiency, contract risk management and technological competencies to strengthen market leadership in the United Kingdom, Iberia and North America (for logistics);
- Grow its number two position in the North American signalling market;
- Leverage core competencies and strong industrial brand recognition to increase market share in other markets, such as mass transit in China; and
- Utilise the Business's strong trackside technology to build and develop its transmission based technology.

In order to be successful in these strategies, the Business intends to invest in innovative technology, information systems, customer support, engineering project delivery cost reduction, manufacturing cost reduction and staff training. Underpinning the pursuit of these objectives will be initiatives to increase the exploitation and utilisation of the Business's operating unit skills and optimise synergies between the operating units on a global basis.

Climate Controls Business

The following table sets out summary historical financial data for the Group's Climate Controls Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the Climate Controls Business

Financial year ended 31 March 2003	
(£ millions)	
Turnover	743
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	74
Net operating assets	304

General. The Climate Controls Business is a leading global provider of thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial environments. The Business is organised into operating units along regional lines, with operations in the Americas, Europe and the Asia Pacific region. The Business sells its products directly to original equipment manufacturers, to

wholesalers and distributors (including through the Business's North American distribution business, Uniline) and to retailers, contractors and project managers. The Business uses stable technologies and its customers have high switching costs. This means that profitability of the Business is influenced by macro trends in commercial and home construction, the increasing number of regulations governing residential and commercial living environments (for example flammable vapour technology, carbon monoxide detection and other safety regulations) and increased consumer awareness regarding energy efficiency. Other factors affecting the Business include capacity constraints of electricity generation and electricity and natural gas transmission and distribution.

Products and services. The Climate Controls Business seeks to offer a comprehensive portfolio of high quality, customer-oriented components, systems and services. These include brands widely recognised within the industry, such as Ranco® temperature controls and heat/cool unit controllers, Eberle® thermostats and room temperature sensors, Erie® valves and hydraulic control systems, Ener Stat® zone controls and electronic thermostats, Robertshaw® heating gas and gas ignition controls and thermostats, Firex® smoke alarms and heat alarms and Satchwell® building systems.

Design and production. The Climate Controls Business's product development and application engineers produce original designs for the Business's products. Over the past several years, the Business has implemented efficiency initiatives at all of its production facilities. These initiatives have helped the Business to reduce waste and costs of materials, improve output, lower lead times, reduce inventory and improve quality. The Business operates 23 global production and distribution facilities. Significant materials purchased by the Business include electronics, plastics, resins, rubbers, castings, forgings, metal fabrication and fasteners. The Business's supplier base is very diverse with low switching costs. As a result, Invensys believes that its supply arrangements carry little risk. As part of its efficiency initiatives, the Business has established a procurement and supplier quality organisation across all business groups as well as sourcing materials from countries that have lower operating costs.

Markets and customers. The Climate Controls Business occupies a leading position in the following markets in which it operates: Cooling, Commercial Refrigeration, Heating and Safety (Source: Company estimates).

The Business has a base of approximately 22,000 customers, resulting in a diverse stream of revenues. The Business tends to maintain long relationships with its customers and the top ten customers have been purchasing the Business's products and services for an average of more than 30 years. Representative customers of the Business include British Gas, Rheem, Toshiba, Mitsubishi Electric, Johnstone Supply, Wolseley Centers and Yamas Controls.

Competition. Principal competitors of the Climate Controls Business include BRK Brands, (a unit of Sunbeam), Danfoss, Emerson Electric, Fujikoki Corporation, GebrüderTrox, Honeywell International, Johnson Controls, Kidde, Lindner, Robert Bosch, Saginomia Seisakusho Inc., Sanhua Group, Siemens and United Technologies. In all of the markets in which it competes, the Climate Controls Business competes against large and small companies. Invensys believes that the Business is well positioned in each of these markets through its ability to offer customers complete integrated product solutions.

Strategy. The Business has the following strategies:

- Organise around the six main markets in which the Business operates (heating, cooling, automotive, safety, commercial refrigeration and building management systems) to increase the Business's capability to efficiently meet customers' needs;
- Expand into geographies where the Business's market and customer penetration are low relative to its main geographies (in particular, Russia and Latin America);
- Expand and penetrate into the retail and wholesale markets; and
- Optimise plant facilities and create a global platform for the Business's product development.

Appliance Controls Business

The following table sets out summary historical financial data for the Group's Appliance Controls Business for the period indicated. This information has been extracted without material adjustment from Part VII

("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the Appliance Controls Business

Financial year ended 31 March 2003 (£ millions)	
Turnover	394
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	61
Net operating assets	174

General. The Appliance Controls Business provides total product and control system solutions and services for appliances such as ovens and refrigerators. The Business also provides speciality solutions such as spa controls, internet-based products for commercial laundry equipment, pumps for coffee makers and floor care, as well as operating a strong after-market business. The Business is organised into four operating units along regional lines, with operations in North America, Europe, South America and the Asia Pacific region. The Business's customers purchase its products for use in their own products (such as dishwashers and ovens) for on-sale to end-users. The Business uses stable technologies and its customers have high switching costs. This means that profitability of the Business is influenced by macro trends in commercial and home construction, home remodelling and moving, the increasing market demand for energy efficient products, globalisation of customers and suppliers and general economic growth.

Products and services. The Business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors and has over 1.5 billion installed products worldwide. The Business's products include: electromechanical timers and switches; water valves, electronic controls, motor controls, pressure switches and motorised actuators (for washing machines); products used in ovens and other cooking equipment, including infinite switches, gas valves, electronic timers, energy regulators for hobs and electromechanical thermostats for temperature control; electronics for refrigeration, including defrost timers, mechanical thermostats, ice maker valves, door switches, temperature sensors and refrigerant and gas valves; diverter and water valves, electronic controls, pressure switches and timers (for dishwashers), and controls for use in coffee machines, irons and shower attachments. The Appliance Controls Business also provides services related to its products, including research and design and local support.

Design and production. The Business's manufacturing and technology network produces more than 400,000 units per day. The Business operates 23 global production and distribution facilities, which are closely-linked worldwide. The Business actively pursues cost reduction programmes at each of its facilities through more than 750 trained employees. The Business's electromechanical and electronic production facilities use lean manufacturing techniques to ensure efficient operation.

Markets and customers. The Appliance Controls Business is one of the market leaders in the Americas, with a strong position in the fragmented European market and a solid platform for growth in the increasingly important Asia Pacific region (Source: Company estimates). The Business tends to enjoy long-standing relationships with its most important customers. These relationships include sharing development costs, agreements for next generation technology enhancements, and year-over-year cost productivity improvements. Turnover from the Business's top ten customers accounted for approximately 65 per cent. of the total for the year ended 31 March 2003, with turnover from Whirlpool, the Business's single largest customer, accounting for a significant proportion. Other important customers include Electrolux, Arcelik, Merloni, Bosch-Siemens, General Electric, Maytag, Sub Zero-Wolf, Samsung, Haier, Carrier, Watkins and Dacor.

Competition. Principal competitors of the Appliance Controls Business include Bitron, Danfoss, Diehl, EGO, Emerson Electric, Flextronics, Foushan and Useong Electro Mechanics. In North America, most product segments are dominated by a single competitor, Emerson Electric, limiting opportunities for organic growth in that market, while in Europe the market is more fragmented. Invensys believes that electronic control manufacturers are an increasing threat in this market with the shift of some products away from electromechanical towards electronic controls. To remain competitive, the Business intends to focus on higher value-added electronic solutions and to increase its electronics development and production in countries that have lower operating costs.

Strategy. The Business has the following strategies:

- Further progress the Business's systems integration in order to enhance application performance and simplify manufacturing requirements;

- Develop technologies that enable the Business to target high value-added premium segments and speciality markets;

- Grow market share in Europe, North America and Asia Pacific;

- Improve cost structure by implementing a plan to close 5 of the 23 current facilities in Europe and increasing the number of employees and engineering capabilities in low cost countries, such as China;

- Continue implementation of lean enterprise philosophies; and

- Create value-enhanced products.

Powerware Business

The following table sets out summary historical financial data for the Group's Powerware Business for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the Powerware Business

Financial year ended 31 March 2003	
(£ millions)	
Turnover	493
Operating profit before exceptional items, goodwill amortisation and goodwill impairment	28
Net operating assets	90

General. The Powerware Business is a leading global provider of comprehensive power quality and power management solutions, primarily serving the computer, telecommunications, financial, medical, government and corporate data service industries. Power quality and management problems include disturbances and interruption in power supply, power frequency variations, line noise, harmonics, over and under voltage and power spikes, swells and sags. Customers use the Business's products to ensure their critical information technology, telecommunications and medical equipment continue to operate regardless of abnormalities with the normal electrical supply. The Business offers its products and services in the Americas, Europe and the Asia Pacific region. The Business is affected by capital expenditure on information technology and telecommunications equipment, particularly in the context of an ageing power transmission infrastructure in some industrialised nations, and increasing focus on business continuity concerns as well as stabilised operating costs and cost effectiveness.

Products and services. The Business's installation, servicing, monitoring and control systems and services help to provide clean and continuous power through single phase uninterruptible power supply ("UPS") and direct current ("DC") systems and to all products in the power quality segment. These systems and services are a part of an overall system incorporating generators, switching systems, and power distribution units collectively called a "power train system". The Business also offers comprehensive pre- and post-sale services to its customer base including monitoring software and integration services.

Design and production. The Business employs approximately 200 engineers who are involved in product design. The Business purchases components for its products from third party suppliers through renewable supply contracts. The Business's sourcing strategy involves leveraging existing domestic suppliers to achieve price reductions. The Business undertakes final assembly, integration and testing of all of its products in its 10 global production facilities.

Markets and customers. Powerware operates in two markets: the UPS (AC power and services) and the DC power market. Both markets have worldwide sales of approximately £3 billion (Source: World UPS Markets-August 2002, Darnell-Global Communications Power-2003 and Company estimates). The Powerware Business occupies one of the leading positions in the global UPS market based on turnover and has a strong platform for growth in the DC power systems market (Source: Frost & Sullivan). Powerware has a diversified geographic customer base with approximately 60 per cent. of its sales in the Americas, approximately 40 per cent. divided between Europe and the Asia Pacific region. With a strong sales presence in 12 key markets, the Business adopts localised sales strategies that are a mix of direct sales (through sales representatives and global accounts) and channel partners (including manufacturer representatives/business partners and distributors/resellers). The sales cycles for Powerware products range from a few weeks to over 18 months (with generally longer cycles for larger projects). The Business is only dependent upon one customer, Hewlett-Packard, for more than 2 per cent. of its turnover. Representative customers include Hewlett-Packard, IBM, British Telecom, ANZ Bank, Nortel, Alcatel, Vodafone, the US Air Force, the US Department of Defense, the US Department of State, Citibank, Siemens, GE Medical, Johnson & Johnson, Bombardier and Chevron.

Competition. At 12 per cent., the Powerware Business has the second largest market share of a highly fragmented market with global opportunity (Source: Frost & Sullivan, World UPS Markets, August 2002 and Company estimates). In the DC power market, Powerware holds a 2 per cent. share in a highly fragmented world market (Source: Global Communications Power, 2003 and Company estimates). Principal competitors of the Powerware Business include American Power Conversion, Ascom, Delta Electronics, Emerson Electric, Marconi, MGE-UPS (a unit of Schneider Electric), Peco II, Power-One and Tyco International. Invensys expects that the market for the Powerware Business's products and services will increase over the medium term as capital expenditure on information technology and telecommunications equipment increases.

Strategy. The Business has the following strategies:

- Re-energise the Business's unified Powerware brand through targeted marketing and by emphasising the Business's leadership in its core technologies;
- Expand markets served by the Business's products and systems by introducing global product platforms, expanding the Business's geographic scope, increasing focus on vertical markets such as healthcare, government and oil and gas; and
- Achieve operational excellence by aligning and rationalising the organisation, continuing to implement lean enterprise management techniques, such as "six sigma" and creating a global supply chain focused on low cost manufacturing.

Previously, the Business's manufacturing operations for alternating current ("AC") systems, UPS systems and DC systems operated independently and lacked common performance measurements, thus making it difficult to determine whether continuous manufacturing improvements were being achieved. To address this, the Business has initiated three major structural and organisational initiatives: a reorganised management structure to drive consistency throughout worldwide operations; a global supply chain initiative to source components and sub-assemblies from countries that have lower operating costs; and an efficiency and quality improvement programme. By moving from a geographic alignment to one that is functional, the Business believes that it will be able to optimise resources on a global basis while improving best practices and providing consistent product quality throughout the Business.

LHB Businesses

The following table sets out summary historical financial data for the Group's LHB Businesses for the period indicated. This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Summary Financial Data for the LHB Businesses

Financial year ended 31 March 2003	
(£ millions)	
Turnover	382
Operating loss before exceptional items, goodwill amortisation and goodwill impairment	(26)
Net operating assets	177

As both system providers and consultants, the businesses in the LHB Businesses work with customers involved in the supply, measurement and demand of energy and food products, delivering innovative technologies and solutions that help reduce costs and conserve resources. The LHB Businesses provides products and services primarily through the following operating units.

Lambda. Invensys believes that Lambda is the world's third largest producer of standard and modified power standard supplies for the industrial automation, test and measurement and telecommunications markets based on turnover and has a strong AC/DC product line, strong brand recognition and a 50-year history in the electronics industry. Primarily serving the industrial automation and instrumentation markets, Lambda also provides power supplies for the telecommunications infrastructure market. Lambda has operations in North America, Asia Pacific, Europe and the Middle East and sales offices throughout the world.

Lambda designs, manufactures and sells standard and modified standard power supply solutions used in testing and measurement, industrial automation, telecommunications and medical products worldwide. Lambda's product offerings include low voltage standard switching and linear electronic power supplies such as AC/DC, DC/DC, racks and systems and high voltage power sources used in semiconductor, automotive and component burn-in systems, medical applications and other general laboratory and industrial processes. Lambda has a diversified geographic customer base with approximately 70 per cent. of its sales in Asia Pacific, 20 per cent. in North America and 10 per cent. in Europe and the Middle East as of 31 March 2003. The sales cycles for Lambda products range from a few weeks to over 18 months. The length of the selling cycle is determined primarily by the time required by the customer to design and integrate the power supply into their equipment or system and by safety testing and approvals. Lambda's largest customers each account for approximately 2 per cent. of turnover and are based in the Asia Pacific region. Customers include NTT, NEC, Agilent, Advantest, Tokyo Electron, Siemens, Varian Medical and Newark.

Principal competitors of Lambda include Artesyn, Delta Electronics, Emerson Electric and Tyco International. Lambda believes that the market for its products will increase as the semiconductor industry recovers and as manufacturers invest in factory automation and test and measurement systems.

Baker. Headquartered in Peterborough, England, Baker is a provider of equipment, services, and complete process solutions to the bakery, biscuit, confectionery, cereal and snack industries. Baker's products include plants for industrial production of baked products and breakfast cereals, cooking and depositing lines for confectionary, and twin screw extruders for snack and industrial applications. The majority of Baker's business comprises capital projects with value between £0.3 million and £5 million. As a result of the size of these contracts, Baker experiences a degree of volatility in its sales volumes. This is partially offset, however, by Baker's presence in a range of food sectors with varying cyclical patterns.

Baker has a large installed base which provides a relatively steady underlying income stream. In addition, a significant proportion of its sales are aftermarket sales. The business drivers for Baker relate to customer demand for innovative products. Customers who operate in developed markets are driven by consolidation, the need for efficiency upgrades, and by product innovation. Customers who operate in developing markets are driven both by rising population and incomes along with new product innovation. Principal competitors of Baker vary by sector and include AMF and Stewart (for bakery), Imaforni and Spooner Vicars (for biscuits), Robert Bosch (for sugar confectionary), Aeroglide and Buehler (for cereals) and Buehler and Clextral (for snacks).

Hansen. Hansen is a manufacturer of gearboxes and drive-trains focusing particularly on gearboxes for wind turbines and on industrial gearboxes for a wide range of applications such as material handling, water treatment and pulp and paper. Hansen's business has historically been dominated by its industrial gearboxes, although in the past few years the growth experienced in the wind turbine markets and Hansen's ability to leverage its advanced research and development expertise in this segment have made wind turbine gearboxes another core product in a fast growing market segment. Hansen's two main production facilities are located in Edegem, Belgium and Lommel, Belgium. The new Lommel facility is designed to produce gearboxes exclusively for wind turbines and is expected to be fully operational in the middle of 2004. In addition, Hansen has a global support network with industrial sales, assembly and service centres in the UK, US, South Africa and Australia, as well as dedicated sales forces in Europe, Japan and Brazil which focus on customers for its industrial gearboxes.

In wind turbine gearboxes Hansen's products are primarily dedicated designs that are based on customer specifications and the demanded load spectrum. Hansen sells its wind turbine gearboxes predominantly in Northern and Western Europe due to the high geographic concentration of wind turbine manufacturers in these

locations. The end users (utilities and wind farm owners) are located worldwide. Hansen's biggest primary customer in wind turbine gearboxes is Vestas, the industry leader in the wind turbine original equipment manufacturer market (Source: BTM Consult ApS, March 2003). Hansen's principal competitors in wind turbine gearboxes include Eickhoff, Flender, Jahnel-Kestermann, Lohmann (a unit of Robert Bosch) and Metso.

In industrial gearboxes Hansen's product range is based on a portfolio of standardised gearboxes that are adapted to suit customer requirements through extensive applications engineering during the sales process and are targeted to represent a high end product with leading power density and quality. Hansen also delivers its industrial gearboxes as part of a "drive package" (such as a gearbox incorporating a motor, coupling and a frame) that offers customers a holistic transmission solution. These products are used globally in a range of industries and applications such as cooling towers, water treatment, mixers, agitators, pulp and paper and material handling and are sold to a broad range of original equipment manufacturers such as Hamon, Spaans, Lightnin Mixer, Voith and FAM. Since the products are usually delivered as one-off projects, the top customers change from year to year. Hansen's principal competitors in industrial gearboxes include Falk (a unit of United Technologies), Flender, Metso, Sumitomo and Textron.

Corporate Costs. Corporate costs relate to head office functions in the UK, the US and certain other territories.

Pension actuarial variation. Regular pension costs are allocated to individual businesses. A fuller description of the Group's pension schemes are included in the section entitled "Contingencies and Retained Liabilities–Pensions" in Part VI ("Operating and Financial Review and Prospects") in this document. Prior to the year ended 31 March 2003, actuarial pension variations are shown as a separate segment and therefore not included in the individual businesses.

Raw Materials

The Group uses many different types of raw materials to produce its products. Key raw materials include the following commodity types:

- electronic components and equipment, including semiconductors;
- computer hardware and operating systems software;
- ferrous and non-ferrous materials in various forms; and
- machined parts, bearings, fasteners, stampings, fabrications, plastic resins and parts.

While there can be no assurance that the Group will be able to replace a supplier that is not able to meet its requirements, there are generally adequate supplies and multiple sources for the raw materials the Group requires and it does not have significant dependence on any single material, component or supplier. See the paragraph entitled "The Group is dependent upon the ability of third parties to deliver parts, components and services in a timely manner" in Part IV ("Risk Factors") of this document.

Property (and other equipment)

The Company's head office is located at Invensys House, Carlisle Place, London SW1P 1BX, United Kingdom, where the Group leases 39,000 square feet of office space. As at 31 December 2003, the Group held an interest in approximately 810 properties throughout the world. This total includes approximately 97 manufacturing plants with the remaining properties being offices, service centres or warehouses. The Group owns approximately 19 per cent. of its properties, with the remainder being leased. The portfolio is located 27 per cent. in North America and 42 per cent. in the United Kingdom and the rest of Europe.

The Group constantly monitors its production requirements against its production capacity and, based on current production levels, Invensys believes that its current facilities, together with planned spending on capital equipment to modernise the Group's manufacturing facilities, will meet its needs for the foreseeable future. See also paragraph entitled "Transition Cost" in Part VI ("Operating and Financial Review and Prospects") of this document.

Environmental Matters

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. Violations of these laws could result in fines and penalties, liability for cleaning up environmental contamination and damages for replacing natural resources. In addition, environmental permits are required for activities in the Group's manufacturing facilities such as air emissions and wastewater discharge. In many countries in which the Group operates, such permits must be renewed on a regular basis and they may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws.

In many jurisdictions, the Group may be liable for environmental contamination in its present or former facilities or at other sites where wastes generated from its present or former facilities were disposed of. Generally, the Group's liability with regard to any specific site will depend on the number of potentially responsible parties, their relative contributions of hazardous substances or wastes to the site and their financial viability, as well as on the nature and extent of the contamination. Nevertheless, such laws commonly impose liability that is strict, joint and several, so that any one party may be liable for the entire cost of cleaning up a contaminated site.

Over the last several years, the Group has made many disposals as part of disposal programmes. In connection with some of these disposals, the Group has agreed to retain certain liabilities for ongoing environmental remediation projects, or to indemnify the purchasers for environmental liabilities relating to the periods prior to the disposition. In certain instances, there are insurance policies in force that limit the Group's ultimate exposure with respect to some of these transactions.

The Group continually monitors and manages its exposure to environmental liabilities and has adopted an environmental policy that includes implementing a compliance programme at each of its manufacturing facilities. The Group is currently aware of expected environmental liabilities which consist primarily of retained liabilities of disposed businesses and environmental remediation projects at 2 current manufacturing facilities and 14 former manufacturing facilities. Of the expected environmental liability exposure, £41 million as at 30 September 2003 is provided for in the Group's accounts and £3 million is expected to be covered by the Group's insurance policies. The Group monitors on a continuous basis its environmental liabilities and bases its reserves on estimates, the adequacy of which is reviewed bi-annually. Based on experience to date, Invensys does not expect material exposure to unknown CERCLA sites.

In addition, the Group may be exposed to environmental liability in relation to approximately 14 owned sites in the United States, the United Kingdom, Germany, Sweden and Canada that are currently surplus to the Group's operational requirements but in relation to which specific environmental assessment is yet to be undertaken.

Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the financial viability of responsible parties and the apportionment of remediation costs among them. It is possible the final resolution of the Group's currently known environmental matters may require expenditures that exceed current expectations, over an extended period of time and in a range of amounts that currently cannot be reasonably estimated.

Asbestos and Silica

Group entities are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. In the United States, many of the cases are in the initial stages and it is uncertain whether the plaintiffs have an asbestos-related illness or were exposed to products made by Group entities. The complaints commonly fail to identify any Group products that allegedly contributed to the injury and involve claims against many, sometimes hundreds, of different companies. To date, there have been no verdicts in the United States against Group entities for asbestos-related injuries and Invensys is currently unaware of any basis for concluding that products made by Group entities could have caused an asbestos injury. The Group is also a defendant in a number of silica claims, and a lesser number of asbestos, claims in the United States in which the plaintiffs claim damages for personal injury allegedly resulting from the failure of respirators made by a former Group entity to filter silica or asbestos dust. In the United Kingdom, the claims against Group entities are principally, if not exclusively, employer liability claims related to alleged exposure to asbestos in the workplace.

In both the United States and the United Kingdom the claims are made against a variety of entities currently or formerly within the Group. In respect of former Group companies, purchasers of such companies have generally received indemnification from the Group in respect of such asbestos and silica claims. The potential exposure to the Group from the claims is limited by available insurance and indemnification and cost sharing arrangements. In the financial year ended 31 March 2003, the Group's share of litigation and settlement costs (including attorneys' fees) totalled approximately £1 million. Invensys believes that, given the profile of the claims, defences, settlement histories and available insurance, indemnification and cost-sharing arrangements, the asbestos and silica litigation involving members of the Group is manageable and does not present an imminent material financial risk to the Group.

Intellectual Property

The Group's main fields of business are generally not dependent upon any single patent or related group of patents, or any licenses or distribution rights. The Group owns, or is licensed under, a large number of patents, patent applications, trademarks, and other intellectual property rights that the Group has acquired over a period of many years. These intellectual property rights relate to many of its products or improvements to those products. In the regular course of business, the Group obtains new patents, trademarks and other intellectual property rights, and sometimes licences such rights from others. In addition, the Group has the right to distribute a number of products and services produced by other companies.

Since the Group uses technology produced by one business in the products and services provided by other businesses, the Group's patents often provide it with competitive advantages in more than one business line. While the Group's patents may not give it sole rights to manufacture any of its products, the Group believes its patents give it competitive advantages in areas such as product cost and performance. The Group's patents are due to expire from 2004 to 2021. Invensys does not believe the expiration in the near future of any one patent or group of patents will have any material impact on its business or results of operations. Typically the technology subject to an expiring patent has been superseded before the patent expires. Taken together, the Group believes these intellectual property rights are adequate for it to continue conducting its business. Notwithstanding the foregoing, the Group's intellectual property rights in the ArchestrA® software are important to the future prospects of the Group. See also the paragraph entitled "The Group's business could be harmed if it is unable to protect its intellectual property rights" in Part IV ("Risk Factors") of this document.

Research and Development

The figures for the Group's research and development expenditures for the financial years ended 31 March 2003, 2002 and 2001, have been extracted without material adjustment from Note 4 of Part VII of the "Accountants' Report in respect of the Invensys Group".

The Group's research and development expenditures for the six months ended 30 September 2003 and 2002 were £92 million and £120 million, respectively (equal to 4.5 per cent. and 4.4 per cent. of turnover respectively), and for the financial years ended 31 March 2003, 2002 and 2001, were £222 million, £265 million and £283 million respectively (equal to 4.4 per cent., 3.8 per cent. and 3.6 per cent. of turnover respectively). Research and development is decentralised and, as a result, each of the Businesses has its own research and development function.

Employees

During the financial year ended 31 March 2003, the Group employed in total an average of 63,383 employees as compared to averages of 83,680 and 93,519 employees in financial years ended 31 March 2002 and 2001, respectively. As at 30 September 2003, the Group employed approximately 42,507 employees.

While some of the Group's employees are members of unions in the respective country in which they are employed, the Group believes that its relationship with its employees is good.

Insurance

The Group has insurance that provides global coverage for activities related to the Group's operations and activities including damage to property and resulting operating losses, warranty claims, executive (directors and officers) and civil and product liability. Invensys believes that the coverage provided by the combined policies is generally comparable to that of industrial groups of the same size and in the same sector throughout the world. In April 2004, the Group will be required to renew the majority of its insurance policies. Invensys believes that it will be able to renew its insurance policies with the same insurance carriers. However, these new policies may cost significantly more, but it is expected that these policies will have lower deductibles than the Group's old policies.

Profile of operating profit

The Group reports its results for periods ending on 30 September and 31 March. Historically, a large proportion of the operating profit for those periods has fallen in the last month of the period, for a number of reasons. (See the paragraph entitled "The Group's Business Profile" in Part VI ("Operating and Financial Review and Prospects") of this document.)

Regulatory

The Group's operations are subject to numerous governmental laws and regulations including those governing currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and supplies.

PART IV — RISK FACTORS

An investment in the Ordinary Shares involves a degree of risk. Prospective investors should carefully consider the following risks, together with other information included in this document in deciding whether to invest in the New Ordinary Shares. The occurrence of any of the events discussed below could have a material adverse effect on the Group's business, results of operations or financial condition. If these events occur, the trading prices of the New Ordinary Shares could decline and investors may lose all or part of their investment. Additional risks not currently known to the Company or that the Company now deems immaterial may also harm the Company and affect prospective investors' investments.

Certain financial information contained in this Part IV ("Risk Factors") of this document has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") and from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months ended 30 September 2003") of this document and should be read in conjunction with those Parts. Prospective investors should read the whole of this document and not rely solely on the information in this Part IV.

Risks relating to the Group's Businesses

The Group has substantial liabilities that will continue to affect the Group's cash outflows in the future in addition to the Group's debt. Such liabilities may be higher than currently estimated and may exceed the reserves established in the Group's accounts.

The Group has substantial liabilities in addition to the Group's senior debt. These liabilities relate to, among other things, pension funding obligations, environmental claims, disputed taxes, ongoing litigation and certain transition costs in connection with the decision in early 2003 to narrow the Group's focus and make further disposals. The amounts provided in the Group's accounts in respect of such liabilities are based on current knowledge. The actual amount of the liabilities is subject to a number of uncertainties, assumptions and contingencies. While the Group continually monitors these liabilities there can be no assurance that these liabilities will not be substantially higher or become payable sooner than currently anticipated or that any of the current reserves in the Group's accounts in respect of any such liabilities will be sufficient. If these liabilities were to be substantially higher than currently estimated or if currently unknown liabilities should arise, the resulting increase in the Group's liabilities could have a material adverse effect on the Group's financial condition and results of operations. See paragraphs below headed, respectively, "The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the High Yield Bonds and the Senior Credit Facilities and its ability to procure financing on acceptable terms in the future", "Servicing the Group's debt obligations requires a significant amount of cash, and the Group's ability to generate cash depends on many factors beyond its control", "The Group may be exposed to additional liabilities with respect to its UK and US pension plans", "Compliance with environmental regulations and other environmental liabilities could adversely affect the Group's results of operations, liquidity and financial condition", "The Group is subject to ongoing litigation and liabilities involving asbestos and silica personal injury claims" and the paragraph entitled "Contingencies and Retained Liabilities" in Part VI ("Operating and Financial Review and Prospects") of this document.

The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the High Yield Bonds and the Senior Credit Facilities and its ability to procure financing on acceptable terms in the future.

The Group has, and after the implementation of the Refinancing Plan will continue to have, a substantial amount of debt. As of 30 September 2003, the Group had £572 million of short-term debt, £1,433 million of long-term debt and £1,103 million of deficit on shareholders' equity. As of such date, after adjusting for the proceeds of £374 million realised from the disposal of the Metering business and the implementation of the Refinancing Plan, the Group would have had approximately £57 million of short-term debt, £1,883 million of long-term debt and £364 million of deficit on shareholders' equity (this financial data has been extracted without material adjustment from Part IX ("Unaudited Pro Forma Financial Information") of this document and should be read in conjunction with that Part). A significant portion of the Group's cash flow from operations will be required to service the Group's debt obligations and other liabilities.

The Group's substantial debt and other liabilities could have other important consequences for a Shareholder. For example, it could, among other things:

- limit the Group's flexibility in planning for or reacting to changes in its business and the industries in which it operates and increase its vulnerability to general adverse economic and industry conditions;
- limit the Group's ability to obtain additional financing for future working capital, capital expenditures, acquisition and other general corporate requirements;

- increase the Group's vulnerability to interest rate fluctuations because a portion of its borrowings are and will be at variable rates;

- require the Group to dedicate its excess cash flow from operations to payments of its debt (including the High Yield Bonds and the Senior Credit Facilities) and other obligations thereby reducing the availability of the Group's cash flow from operations for other purposes; and
- place the Group at a competitive disadvantage compared to its competitors that have lower leverage.

The indenture governing the High Yield Bonds and the Senior Credit Facilities limits, and any future financing agreements may limit, the Group's ability to incur additional debt, subject to certain important exceptions. The Group's substantial existing debt and other liabilities, including the debt to be incurred as part of the Refinancing Plan, as well as its need to incur additional debt to permit organic growth is likely to result in the Group having substantial leverage for the foreseeable future. In addition, the Group's debt will contain certain covenants which will limit the operating flexibility of the Group and will contain certain financial ratios which may put the Group at greater risk of breach than they have been in the past. See paragraph below headed "The Group is subject to various restrictive covenants which limit the discretion of its management from operating its business and could prevent the Group from engaging in some beneficial activities" and paragraphs 10(d) and (e) in Part XI ("Additional Information") of this document.

The Group reports its results for periods ending on 30 September and 31 March. Historically, a large proportion of the operating profit for those periods has fallen in the last month of the period, for a number of reasons. (See the paragraph entitled "The Group's Business Profile" in Part VI ("Operating and Financial Review and Prospects") of this document). Consequently, it may be difficult for Invensys to predict within a half year reporting period, whether the relevant financial covenants will be complied with.

Servicing the Group's debt obligations requires a significant amount of cash, and the Group's ability to generate cash depends on many factors beyond its control.

The Group's ability to make scheduled payments or to refinance its debt and other obligations will depend, among other things, on its leverage, its operating performance and its liability management programme, which, in turn, are subject to prevailing economic conditions and certain financial, competitive, regulatory, technical, business and other factors beyond its control. If the Group's cash flow and capital resources are insufficient to fund its debt service requirements, its liability management programme and its other obligations, the Group may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or to restructure its debt. There can be no assurance that the Group's operating performance, cash flow and capital resources will be sufficient to service the Group's debt and other liabilities in the future. In the event that the Group is required to dispose of material assets or operations or to restructure its debt or other obligations, there can be no assurance as to the terms of any such transaction, disposal or restructuring, how soon any such transaction could be completed or whether any such transaction or transactions would allow the Group to satisfy its obligations with respect to its debt and other liabilities, including the High Yield Bonds and the Senior Credit Facilities.

If the Group's operating strategy is not successful, it may not be able to reduce its debt and other obligations and refinance its remaining debt as it becomes due.

To the extent that the Group is unable to successfully implement its operating strategy as a result of, for example, adverse trading or general economic conditions, unavailability of financing at costs that are acceptable or feasible to the Group or otherwise, the Group may be unable to reduce its debt and other obligations and satisfy its obligations as they become due.

The Group may be exposed to additional liabilities with respect to its UK and US pension plans.

The interaction of, among other things, increased life expectancy, poorly performing equity markets and low interest rates over the past several years has had a significant negative impact on the funding levels of the Group's pension plans including the Group plans in both the UK and the US. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's very high proportion of pensioners relative to its active workforce. Although the outlook for the equity markets and interest rates have stabilised or improved over the last six months, with respect to both the Group pension plans for its UK operations (the "UK Plan") and for its US operations (the "US Plan"), any renewed decline in the equity market or future decreases in interest rates could increase the funding deficit and require

additional funding contributions in excess of those expected. An increase in required funding contributions could have a material adverse effect on the Group's financial conditions and results of operations.

United Kingdom. In the UK, although the proportion of the assets of the UK Plan invested in equities has been reduced, the proportion of assets that can be invested in fixed interest securities is limited following a recent amendment to the trust deed. The UK Plan therefore remains subject to the risk of further declines in equity markets.

Furthermore, the UK government has announced significant proposed changes to the regulatory framework for retirement benefits. These include the replacement of the current statutory minimum funding requirement with a new scheme specific funding requirement ("SSFR") and a proposed requirement for sponsoring employers that are not in liquidation to fund the scheme to a level to be able to meet the full buy-out costs of the rights of all scheme members (by purchasing annuities with an insurer) where a scheme is wound up on or after 11 June 2003. The proposed new SSFR may introduce a new unilateral power for the UK Plan trustee to initiate a winding up of the UK Plan where it cannot agree funding with the employer. No details are yet available in relation to what restrictions, if any, may be imposed on the use of this power. In addition, the UK government has announced proposals to legislate to set up a new pensions regulator with significant additional powers in relation to UK pension schemes.

If the proposed changes to the regulatory framework for retirement benefits are adopted, and the UK Plan is wound up, the cost of buying out the benefits for all scheme members would be considerably more than the value placed on the liabilities while the scheme is ongoing. The deficit in the UK Plan calculated on a winding up basis was approximately £1.4 billion as at 31 March 2003. If triggered, such a liability would have a material adverse effect on the Group's financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries. Invensys currently believes that, for so long as the UK Plan's trustee (or the applicable regulator) can be satisfied that the Group can continue to fund the UK Plan in accordance with best practice (for example FRS 17) or better, the risk of the trustee obtaining an order for the winding up of the UK Plan is remote. However, there can be no assurance that such liability will not be triggered.

United States. The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC") which is empowered to seek a court order to terminate the US Plan if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the US Plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result, the Company and each of its subsidiaries in which it holds at least 80 per cent. of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which was approximately $680 million as at 31 December 2003. If such underfunded amount were not paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30 per cent. of the net worth of all members of the ERISA controlled group.

If the US Plan were to be involuntarily terminated by a court and the ERISA controlled group were to be required to fund the underfunded amount with respect to the US Plan or failing which, the PBGC were granted a lien over any assets of the members of the ERISA controlled group, this would have a material adverse effect on the Group's financial condition and results of operations. See the section entitled "Contingences and Retained Liabilities—Pensions" in Part VI ("Operating and Financial Review and Prospects") of this document.

The Group could be adversely affected if it fails to keep pace with technological changes.

Across its markets, the Group's products and services are characterised by continually evolving industry standards and rapidly changing technology driven by the demands of the Group's customers. The Group is increasingly asked by its customers to provide an overall solution to a particular business need in as efficient a manner as possible. The Group's success is dependent in large part on its ability to:

- anticipate its customers' needs and provide products, systems and related applications to meet those needs;
- develop new products, systems and related applications that are accepted by its customers;
- differentiate its product and service offerings from its competitors' offerings; and
- enhance and upgrade its existing products and services.

If the Group's businesses fail to keep pace with technological changes in the industrial sectors and end-user segments that they serve, the Group may fail, or experience delay, in introducing new or enhanced products. This may result in lower margins and loss of market share.

The Group must devote sufficient resources in order to enable the Group to anticipate or respond adequately to technological developments or customer requirements. Research and development and related work may entail substantial labour and time commitment and result in significant cost and there can be no assurance that such work will result in viable technologies, products, systems or applications. In addition, although the Group has in the past committed significant resources to both developing and testing its products, systems and applications, there can be no assurance that sufficient resources will be available in the future as this will depend on, among other things, the Group's financial position and prospects. There may also be errors or defects in new or enhanced versions of the Group's products, which may delay the Group's ability to bring them to the market or result in after-sales commitments, the costs of which the Group may not be able to recover. Any such delay or costs may have a material adverse effect on the Group's financial condition and results of operations.

The Group faces intense competition that could reduce its margins and sales growth.

The Group's principal competitors are sophisticated companies, many of which have greater resources than the Group. The financial and market strength of these competitors may permit them to develop products, systems and services that are superior to the products, systems and services offered by the Group's Businesses or permit them to adapt more quickly or efficiently than the Group's Businesses to new technologies, industry changes or evolving customer requirements. In addition, some of the Group's competitors have consolidated or are in the process of consolidation, through which they have gained or may yet gain economies of scale that have enhanced their ability to compete with the Group. See the paragraph entitled "The Group's Businesses" in Part III ("Information on Invensys") of this document.

The Group's Businesses face significant downward pricing pressure in certain of the markets in which they operate. This pricing pressure is due, among other things, to limited growth and existing overcapacity in the market in question, tactical price reductions by competitors, the ability of competitors to capitalise on their economies of scale and create excess product supply, the ability of competitors to operate or successfully relocate or open production facilities in countries where production costs are lower than those in which the Group operates and the access of competitors to new technology which is not available to the Group. In circumstances where the Group is unable to adjust its cost base or achieve economies of scale comparable to its competition in these markets, pricing pressure could have a material adverse effect on the margins and the profitability of the relevant Businesses.

The weak economic conditions in the industrial sector in the United States and other parts of the world have had and may continue to have a negative impact on the Group's operating performance.

Many of the Group's customers operate worldwide and in diverse industrial sectors, including energy, mechanical handling, mining, pharmaceuticals, beverage and food handling, metals production, paper manufacturing, printing and other industries. The Group is exposed to market downturns in these and other industrial sectors when the Group's customers reduce expenditures on the types of products and services that the Group supplies, which in turn has a negative impact on the Group's turnover. Since early 2001, an economic downturn in the industrial sectors in the United States and Europe has affected many of the Group's customers, which has in turn negatively affected the Group's Businesses. In particular, the Process Systems and APV Businesses have been affected by decreased or delayed capital spending in the chemical, utilities, oil and gas and food and beverage sectors, and the Climate Controls and Appliance Controls Businesses have been impacted by low growth in consumer demand and the relatively slow US and European economic recovery which has resulted in lower levels of commercial and home construction and, more generally, customer spending. In addition, products offered by the Group which are produced within the euro currency zone have become more expensive for the Group's customers outside the euro currency zone, as a result of the relative weakness of the US dollar as compared to the euro. These economic conditions have negatively affected the Group's operating performance for the financial years ended 31 March 2001, 2002 and 2003, resulting in significantly lower performance year on year. Although the economic prospects of the industrial sector in the United States showed signs of improvement in the third quarter of 2003, there can be no assurance that improvement will continue or that it will have a positive impact on the Group's operating performance in the financial year ending 31 March 2004 or thereafter.

Operating in global markets subjects the Group to the risk that business or market disruptions will result in delays and/or increased costs in the production or delivery of its products and services or disrupt demand for its products.

The Group both manufactures and sells its products in many different countries. During the financial year ended 31 March 2003, approximately 47 per cent. of the continuing Group's products were produced in North America, 23 per cent. in continental Europe, 15 per cent. in Asia Pacific, 12 per cent. in the United Kingdom and 3 per cent. in the rest of the world (including South America, Africa and Middle East). During the financial year ended 31 March 2003, approximately 43 per cent. of the Group's continuing sales were to North America, 24 per cent. to continental Europe, 16 per cent. to Asia Pacific, 11 per cent. to the United Kingdom and 6 per cent. to the rest of the world (including South America, Africa and Middle East).

As a result, the Group is vulnerable to risks in countries in which it manufactures or sells its products and services, including:

- imposition of tariffs, quotas, import duties, high taxes or other market barriers;
- restrictions on the export or import of technology;
- increased difficulty in the collection of accounts receivable, including longer collection periods;
- inconsistent regulations and unexpected changes in legislation or regulatory requirements and increased difficulty and expense in hiring and dismissing employees;
- reduced protection for, or an inability to secure and enforce, intellectual property rights;
- imposition of quotas relating to the composition of the employee base or the local sourcing of raw materials or other similar quotas;
- political and economic instability and disruptions;
- work stoppages, transport interruptions and difficulties in managing international operations;
- adverse tax consequences and inability to repatriate cash; and
- adverse currency fluctuations.

The occurrence of any of the foregoing could have a material adverse effect on the Group's earnings as a result of the related delays and/or increased costs in the production and delivery of products and services or otherwise disrupt the demand for its products.

The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs may expose the Group to losses.

The Group intends to increase its operating efficiencies and decrease its operating costs by acquiring, opening or, in certain cases, expanding, manufacturing and engineering facilities in countries that have lower operating costs. Currently the Group has, or is intending to open, manufacturing and engineering facilities in the following countries: China (Rail Systems, Climate Controls and Process Systems Businesses), Mexico (Climate Controls and Process Systems Businesses) and India (Process Systems Business). Other businesses of the Group, notably the Appliance Controls Business, are currently exploring options in relation to moving facilities to jurisdictions with lower operating costs. These plans may result in significant costs to the Group and transition issues causing disruptions to the Businesses. In order to carry out the opening or expansion of facilities in lower-cost countries successfully, the Group will be required to commit resources to purchasing the appropriate property, plant and equipment. In addition, the Group will be required to hire managers and technicians with industry knowledge, or, if managers or technicians are not available in the local market, commit resources to providing appropriate training for employees. The Group may also suffer losses from its inability to protect its contractual and legal rights (particularly its intellectual property rights) in certain countries in which it intends to open or expand facilities due to the fact that the legal and regulatory frameworks in such countries may be less developed than in Western Europe or North America. There can be no assurance that any such move will result in lower costs or be successful.

Adverse currency fluctuations can negatively impact the Group's sales and net income.

The Group's financial statements are prepared in accordance with UK GAAP and stated in pounds sterling. Most of the Group's turnover and expenses are denominated in currencies other than pounds sterling, primarily

the US dollar, euro and Japanese yen. The turnover and expenses are then translated into pounds sterling at the applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rate between these currencies and pounds sterling can fluctuate substantially, which could have a material adverse effect on the Group's financial condition and results of operations.

The Group's operations are also subject to currency transaction risks where sales are denominated in a currency that is different from that in which the related manufacturing costs were incurred. If the currency in which the expenses are denominated increases in value relative to the currency in which turnover is denominated, the Group's operating margins decrease. In addition, the Group is impacted by currency transaction risk in relation both to its debt and in terms of its disposals. See the paragraphs entitled "Exchange Rate Translation and Transactional Impacts on Turnover and Operating Profit" and "Quantitative and Qualitative Disclosures about Market Risk", both in Part VI ("Operating and Financial Review and Prospects") of this document.

Industry consolidation has resulted in fewer customers and certain of the Group's businesses depend on a small number of customers.

A number of the industries in which the Group's customers operate have experienced consolidation. This has affected many of the Group's customers and their relationships with the Group. For example, when one of the Group's competitors' customers acquires any of the Group's customers, the Group has traditionally lost business. Additionally, customers' ability to exert pricing pressure on all suppliers, including the Group, has increased as these customers have become larger and more concentrated. In addition, the Group's Rail Systems Business, Hansen and, with respect to its North American businesses, the Appliance Controls Business depend on a limited number of large customers in the business areas in which they operate. Reliance on a limited number of customers may increase volatility for the Rail Systems, the Appliance Controls Businesses and for Hansen, as well as, potentially the Group's other LHB Businesses if they are unable to retain these customers or the customers experience funding delays or become bankrupt or insolvent.

The Group's ability to bid for large contracts may depend on its ability to obtain performance guarantees from financial institutions.

In the normal course of its business, particularly in relation to its Rail Systems, APV and Climate Controls Businesses, the Group may be asked to provide performance guarantees on large projects, including long-term operation and maintenance contracts, which guarantee the Group's own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If the Group fails to attain the defined criteria, it must make payments in cash or in kind.

Some customers may require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. Although the Senior Credit Facilities, which will be entered into by the Company as part of the Refinancing Plan, will have a tranche specifically for the purpose of providing the Group with financial guarantees, there can be no assurance that the tranche of the Senior Credit Facilities will be enough to cover all of the Group's financial guarantee requirements. If the Senior Credit Facilities do not cover the Group's requirements and the Group cannot obtain such financial guarantees from other financial institutions on reasonable terms, it could be prevented from bidding on or obtaining contracts, or the costs of obtaining the necessary guarantees would be higher, which would reduce the profitability of such contracts. A deterioration of the Group's credit rating and financial position may prevent it from obtaining such guarantees from financial institutions or make the process more difficult or expensive. If the Group were not able to obtain guarantees from financial institutions in the future, this could have a material adverse effect on the Group's financial condition and results of operations.

Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss.

A significant number of the Group's businesses involve long-term projects that can take many months or even years to complete. These projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, unanticipated cost increases, shortages of materials or skilled labour or labour unrest. Further, these projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the nature of the projects. In many cases, the Group bears the project's technical risk and must tailor its product, system or application to satisfy the particular technical requirements of the project even though, at the time the project is awarded, the Group may not have previously produced anything comparable. While the Group has implemented measures to assist it in completing projects on

time and within budget, there can be no assurance that the Group will not experience material delays or budget overruns in connection with some of its projects due to factors outside the Group's control.

Further, many of the Group's projects are on a fixed price, or turnkey, basis and are awarded on a competitive bidding basis. Fixed priced contracts are inherently risky due to the fact that the Group assumes substantially all of the risks associated with completing the project and the potential cost of post-completion warranty obligations should the product, system or application fail to meet required specifications. Any cost overruns or delays may require the Group, among other things, to seek to incur additional indebtedness to complete a particular project and could have a material adverse effect on the Group's financial condition and results of operations.

In addition the Group, particularly the Rail Systems Business, operates within a competitive contracting environment which sells to governmental authorities and private sector contractors. Contracting conditions normally include provisions for liquidated damages for delay and railway disruption costs and in a limited number of cases may include unliquidated liability for consequential loss. Although liability is usually capped at a percentage of the total contract price, the main exceptions are Spain and Portugal, where the Rail Systems Business has substantial operations and where procurement laws applicable to public bodies prohibit the exclusion or limitation of liabilities arising from breach of contracts. Other public companies adopt a similar policy of not allowing liability to be capped. The Rail Systems Business has well established and effective processes for identifying and managing its contractual risks both at the pre and post-tender stages and there have been no uninsured contract liability payments in the last five years which have significantly affected the Business's overall profitability. There can be no assurance that this will continue to be the case in the future.

The Group has product liability claims.

The Group has incurred and continues to incur product liability claims and, although such claims have not historically had a material effect on its financial position, results of operations or reputation, there can be no assurance that the Group will not face material product liability claims, warranty claims or product recalls in the future. In addition, certain of the Rail Systems Business's contract terms do not limit liability for consequential damages, disruption costs and liquidated damages for delay which make the Business particularly vulnerable to errors or defects in its products, systems and applications. Any errors and defects in the Group's products, systems or applications could cause injury to persons or damage to property and equipment. These occurrences could result in claims, loss of revenues, warranty costs, costs associated with product recalls, litigation, delay in market acceptance or harm to the Group's reputation for safety and quality. While the Group maintains product liability insurance cover that it believes to be adequate, such insurance cover may not be sufficient to insure fully against losses that may result from such accidents and claims. The Group may not be able to dispose of any such claims successfully or effect any product recalls without incurring significant costs, which in each case could have a material adverse effect on the Group's financial condition and results of operations.

Compliance with environmental regulations and other environmental liabilities could adversely affect the Group's results of operations, liquidity and financial condition.

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety, which are becoming increasingly strict. Under these laws and regulations, the Group could be subject to fines and penalties, liability for cleaning up environmental contamination and damages for replacing natural resources caused by the Group's current or historic practices. The Group could be required to make significant expenditures in order to comply with any present and new environmental laws and regulations. The Group may also incur significant expenditures in connection with the required remediation of past environmental conditions and is involved in remediation projects at 2 current and 14 former manufacturing facilities. Some of the environmental laws and regulations applicable to the Group specify strict liability for parties which have caused contamination without regard to fault. As a result, the Group could be exposed to liability arising out of conditions resulting from the acts or operations of others even where the Group's acts were in compliance with all applicable laws at the time at which they were performed. The Group may also be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances or other environmental conditions.

Over the last several years, the Group has disposed of many businesses. In connection with some of these disposals, the Group has agreed to retain certain liabilities for ongoing environmental remediation projects, or to indemnify the purchasers for environmental liabilities relating to the periods prior to the disposition. In certain

instances, there are insurance policies in force that limit the Group's ultimate exposure with respect to some of these transactions.

The Group has provided reserves of £41 million as at 30 September 2003 for environmental liabilities, which it monitors on a continuous basis. These reserves are based on estimates, the adequacy of which is reviewed on an annual and semiannual basis. There can be no assurance that the actual or "actuated" environmental liabilities of the Group will not exceed established reserves or that such liabilities will not have a material adverse effect on the Group's financial condition and results of operations.

The Group is subject to ongoing litigation and liabilities including asbestos and silica personal injury claims.

Members of the Group are defendants in a number of lawsuits in the United States, the United Kingdom and elsewhere. These lawsuits relate to, among other things, product liability, taxation, contractual disputes and shareholder suits in relation to Baan Company NV, the business of which has since been sold.

Invensys believes that given the profile of the claims, defences, settlement history and available insurance, such lawsuits are adequately provided for but these reserves are based on estimates and there is no assurance that the actual exposure of the Group will not exceed these reserves or otherwise have a material adverse effect on the Group's financial condition and results of operations.

Members of the Group are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. In the United States, many of the cases are in the initial stages and it is uncertain whether the plaintiffs have an asbestos-related illness or were exposed to products made by Group entities. The complaints commonly fail to identify any Group products that allegedly contributed to the injury and involve claims against many, sometimes hundreds, of different companies. To date, there have been no verdicts in the United States against Group entities for asbestos-related injuries and management is currently unaware of any basis for concluding that products made by Group entities could have caused an asbestos injury. The Group is also a defendant in a number of silica, and a lesser number of asbestos, claims in the United States in which the plaintiffs claim damages for personal injury allegedly resulting from the failure of respirators made by a former Group entity to filter silica or asbestos dust. In the United Kingdom, the claims against Group entities are principally, if not exclusively, employer liability claims related to alleged exposure to asbestos in the workplace.

Invensys believes that, given the profile of the claims, defences, settlement histories and available insurance, indemnification and cost-sharing arrangements, the litigation involving members of the Group is manageable and does not present an imminent material financial risk to the Group. Nevertheless, there can be no assurance that new claims, of which the Group may be currently unaware, will not be brought against Group companies and that, if successful, such claims could have a material adverse effect on the Group's financial condition and results of operations.

Restructuring and Losses

Since formation, the Group has experienced substantial restructuring, transition and other related costs and write downs which it has recorded in its financial statements as operating exceptional items and corporate exceptional items. As a result, the Group has incurred net losses for the two previous financial years and most recent six month interim period, and has incurred operating losses for the most recent financial year and six month interim period. The Group may incur net and operating losses in the future. See also the section entitled "Contingencies and Retained Liabilities" in Part VI ("Operating and Financial Review and Prospects") of this document.

The Group may be subject to liabilities as a result of past or future disposals.

Over the past several years, the Group has made a number of significant disposals. In many cases the Group has agreed to retain known or pre-sale liabilities or share the liabilities with the purchaser. See the paragraph entitled "Factors that Affect the Group's Results of Operations—The Group's Disposal Programme" in Part VI ("Operating and Financial Review and Prospects") of this document. The potential exposure to the Group from these liabilities may be reduced by available insurance and cost sharing arrangements. However, the Group has retained both known and unknown liabilities of businesses disposed of in the past and the Group expects that it will retain liabilities in respect of future dispositions, either contractually, through the provision of certain indemnities and representations and warranties regarding the disposed businesses, or otherwise. Any such liabilities could result in a cash outflow for the Group and have a material adverse effect on the Group's financial

condition and results of operations. See the paragraph entitled "Factors that Affect the Group's Results of Operations—The Group's Disposal Programme" in Part VI ("Operating and Financial Review and Prospects") of this document.

If the Group is unable to retain key personnel and hire additional personnel it may not be able to effectively implement its business strategy and could experience delays in the development of, or increased difficulty in selling, its products and services.

Invensys believes its future success will depend in part upon its ability to attract and retain highly skilled managerial personnel. The Group has in the past experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If the Group does not succeed in attracting and retaining skilled personnel, it may not be able to grow its business as anticipated.

In addition, the Company and the Group are dependent on certain key personnel, particularly the Company's Chairman, the Company's Chief Executive Officer and the Company's Chief Financial Officer. While the Company has entered into employment agreements with its Chairman, Chief Executive Officer and Chief Financial Officer and other key personnel, these agreements cannot ensure such persons' continued employment. Moreover, certain of these agreements include limited notice provisions. In particular, the Chief Executive Officer's employment agreement contains a term which allows termination of his contract with only one month's notice. As a result, the Company may be unable to find replacements in a timely manner should any of these individuals resign. The loss of the services of any one of these key employees could have a material adverse effect on the Group's financial condition and results of operations.

In view of the critical importance of delivering operational improvements within the Group, the executive team is to be expanded to include a Chief Operating Officer. The recruitment process is currently under way. Any delays in the recruitment of a Chief Operating Officer may delay the delivery of operational improvements, which could have a material adverse effect on the Group's financial condition and results of operations.

The Group depends upon the ability of third parties to deliver parts, components and services in a timely manner.

All the Group's Businesses rely on third parties to supply it with parts, components and services. Using third parties to manufacture, assemble and test its products reduces the Group's control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply the Group with parts and components also have other customers and may not have sufficient capacity to meet all of the Group's needs during periods of increased demand. If there is an increase in demand for the electrical and electronic components that the Group's Businesses use, component supply delays can affect the performance of these Businesses. Although the Group works closely with its suppliers to avoid shortages, there can be no assurance that the Group will not encounter problems in the future or that it will be able to replace a supplier that is not able to meet the Group's demand. None of the Group's suppliers individually supplies it with a material portion of the parts, components or services that the Group requires, and the supplier market for many of the Businesses is fragmented. While this gives the Businesses some flexibility in the choice of suppliers, any shortages and delays by several suppliers could have a material adverse effect on the Group's financial condition and results of operations.

The Group's business could be harmed if it is unable to protect its intellectual property rights.

The Group currently has limited protection for certain of its intellectual property, particularly the intellectual property of the Process Systems and the APV Businesses. Certain of the Group's know-how, particularly in relation to applications or solutions products, is embedded in those products and as such it may be difficult to manage or protect. As a result, the Group may not be in a position to prevent third parties from replicating its products or the processes and know-how used to produce its products. If the Group's competitors succeed in reproducing its products at comparatively low costs, or in improving or exploiting its unprotected products, processes or know-how, this could have a material adverse effect on the Group's financial condition and results of operations. See also the paragraph headed "Intellectual Property" in Part III ("Information on Invensys") of this document.

The Group is subject to various restrictive covenants which limit the discretion of its management in operating its business and could prevent the Group from engaging in some beneficial activities.

The indenture governing the High Yield Bonds and the Senior Credit Facilities are expected to contain, and certain of the Group's future financing agreements are expected to contain, various restrictive covenants that

limit management's discretion in operating its business. In particular, these agreements will limit the Group's ability to, among other things:

- incur additional debt;
- make restricted payments (including paying dividends on capital stock or redeeming or repurchasing capital stock or subordinated obligations);
- make investments or acquisitions;
- create liens on assets;
- sell or otherwise dispose of the Group's assets;
- engage in transactions with affiliates; or
- merge, consolidate or transfer substantially all of the Group's assets.

These restrictions could limit the Group's ability to finance its future operations or capital needs, make acquisitions that may be in the Group's interest or make payments of principal or interest on the High Yield Bonds and/or the Senior Credit Facilities.

If the Group fails to comply with the restrictions of the indenture governing the High Yield Bonds, the Senior Credit Facilities or any other financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply the Group with further funds. The Group is not certain whether it would have, or be able to obtain, sufficient funds to make these accelerated payments. See the paragraph above headed "The Group's substantial debt could adversely affect its ability to service its debt and other liabilities, including the High Yield Bonds and its ability to procure financing on acceptable terms in the future" and paragraphs 10(d) and (e) in Part XI ("Additional Information") of this document.

The Group has entered into non-compete agreements in regard to some of the disposals.

In connection with some of the disposals, the Group has entered into agreements with the purchasers which contain non-compete clauses. These clauses may limit the ability of the Group to engage in markets or industries in which it currently participates or which it may want to explore in the future. See paragraph 10 in Part XI ("Additional Information") of this document for a description of various non-competes which the Group is subject to.

The ability of investors to enforce civil liabilities under US securities laws may be limited.

The Company is incorporated under the laws of England and Wales. A majority of the Company's directors and senior management are residents of the United Kingdom. A substantial portion of the Company's assets and those of the Company's directors and senior management are located outside the United States. As a result, it may not be possible for investors in the Company's securities to effect service of process within the United States upon such persons or upon the Company or to enforce in US courts or outside the United States judgments obtained against such persons in the US courts. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the US securities laws.

UK and US tax losses brought forward by the Group could cease to be available for set off against future profits due to changes in ownership of the Company.

Both the UK and the US tax systems have rules which restrict the carry forward and offset against income of tax losses by companies which undergo a change in ownership in certain circumstances. It is possible, though unlikely, that those rules could come into effect in relation either to US or UK losses of the Group as a result of the issue of shares under the Placing and Open Offer, combined with the impact of market transactions in the Company's shares in the years prior to, and following, the Placing and Open Offer. If those rules were to become applicable, some or all of the tax losses referred to in paragraph (iii) of Note 9 to the 31 March 2003 consolidated balance sheet of the Group set out in Part VII ("Accountants' Report in respect of the Invensys Group") may (in the case of UK losses) cease to be available or (in the case of US losses) become subject to restricted availability. However, even if those losses were expected to be wholly forfeited, or not permitted to offset income, there would be no need for any increase in provision for current or deferred taxation in the Group balance sheet as at 30 September 2003.

Dilution of Ownership of Ordinary Shares.

Those Shareholders who do not participate in the Open Offer or who do not take up their full entitlement to New Ordinary Shares under the Open Offer will suffer a reduction in their proportionate ownership and voting interest in the ordinary share capital of the Company as represented by their holding of New Ordinary Shares immediately following Admission.

Possible volatility of the price of the Ordinary Shares.

The market price of the Ordinary Shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in sentiment in the market regarding the Ordinary Shares (or securities similar to them), any regulatory changes affecting the Group's operations, variations in the Group's operating results, business developments of the Group or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, or speculation about the Group's business in the press, media or the investment community. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Group's operating performance or prospects. Furthermore, the Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Ordinary Shares.

Impact of further issues of Ordinary Shares on the market price of outstanding Ordinary Shares.

The Group has no current plans for a subsequent offering of its New Ordinary Shares or of rights to subscribe for its Ordinary Shares. However, it is possible that the Group may decide to offer additional New Ordinary Shares in the future, for example to effect an acquisition. In addition, the granting of employee share options in respect of Ordinary Shares is an integral element of the Group's compensation policies. An additional offering of Ordinary Shares by the Group, significant sales of Ordinary Shares by employees or major shareholders, or the public perception that an offering or sales may occur, could have an adverse effect on the market price of outstanding New Ordinary Shares.

Possible unavailability of pre-emptive rights for US and other non-UK holders of New Ordinary Shares.

In the case of an increase in the share capital of the Company for cash, the existing Shareholders are generally entitled to pre-emption rights pursuant to the Companies Act unless such rights are waived by a special resolution of the Shareholders at a general meeting. To the extent that pre-emptive rights are granted, US and certain other non-UK holders of the New Ordinary Shares may not be able to exercise pre-emptive rights for their New Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and, in the case of US holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities, direct and indirect, associated with any such compliance or registration statement. At such time, the Company also intends to evaluate the indirect benefits to it of enabling the exercise by US and other non-UK holders of the New Ordinary Shares of the pre-emptive rights to subscribe for New Ordinary Shares and any other factors the Company considers appropriate at the time. On the basis of this evaluation, the Company will then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or take any other steps necessary to enable Shareholders in such other non-UK jurisdictions to exercise their rights to subscribe for New Ordinary Shares. No assurance can be given that any steps will be taken in any jurisdiction or that any registration statement will be filed to enable the exercise of such holders' pre-emptive rights.

Limitation on Invensys' ability to pay dividends.

The ability of Invensys to pay dividends to Shareholders is a function of its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. As at 30 September 2003, Invensys had, and after the application of the net proceeds from the Refinancing Plan Invensys will continue to have, a significant deficit on distributable reserves. Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future.

Even if Invensys is able to eliminate the deficit on distributable reserves, the terms of the Senior Credit Facilities and the indenture governing the High Yield Bonds will restrict Invensys' ability to pay dividends to Shareholders and its ability to receive funds for such purposes, directly or indirectly, from any of its subsidiaries.

The financial information contained in this Part V ("Selected Financial Information") has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group"), from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") and from Part IX ("Unaudited Pro Forma Financial Information") of this document. The information contained in this Part V ("Selected Financial Information") should be read in conjunction with the Part VI ("Operating and Financial Review and Prospects"), Part VII ("Accountants' Report in respect of the Invensys Group"), Part VIII ("Unaudited Interim Results of Invensys for the Six Months Ended 30 September 2003") and Part IX ("Unaudited Pro Forma Financial Information") of this document. Prospective investors should read this document as a whole and not rely solely on this selected information.

	Financial year ended 31 March			Six months ended 30 September	
	2001	**2002**	**2003**	**2002**	**2003**
	(£ millions)			(unaudited) (£ millions)	
Consolidated statement of operations data:					
Turnover					
Continuing operations [1]	4,434	3,997	3,688	1,843	1,823
Discontinued operations [1]	3,429	2,975	1,330	904	221
	7,863	6,972	5,018	2,747	2,044
Operating profit before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations [1]	461	276	154	87	89
Discontinued operations [1]	473	273	131	89	14
	934	549	285	176	103
Operating exceptional items					
Restructuring costs	(292)	(223)	(119)	(53)	(46)
Transition costs	–	–	–	–	(86)
Market related write downs	–	(76)	–	–	–
Operating profit before goodwill amortisation and goodwill impairment	642	250	166	123	(29)
Goodwill amortisation	(98)	(124)	(122)	(62)	(31)
Goodwill impairment	–	–	(585)	–	–
Operating profit/(loss)	544	126	(541)	61	(60)
Share of operating profits of associated undertakings					
Discontinued operations	(5)	2	–	–	–
Total operating profit/(loss)					
Continuing operations [1]	240	(9)	(8)	23	(59)
Discontinued operations [1]	299	137	(533)	38	(1)
	539	128	(541)	61	(60)
Corporate exceptional items	(162)	(816)	(705)	(112)	(87)
Profit/(loss) on ordinary activities before interest and taxation	377	(688)	(1,246)	(51)	(147)
Net interest payable and similar charges	(227)	(170)	(113)	(61)	(39)
Other finance income/(charges) – FRS17	–	–	30	15	(12)
Profit/(loss) on ordinary activities before taxation	150	(858)	(1,329)	(97)	(198)
Tax on loss on ordinary activities	(74)	(9)	(57)	(31)	49
Profit/(loss) on ordinary activities after taxation	76	(867)	(1,386)	(128)	(149)
Minority interests – equity	(6)	(2)	6	(1)	–
Profit/(loss) for the financial year	70	(869)	(1,380)	(129)	(149)
Dividends	(268)	(70)	(35)	(35)	–
Retained loss for the financial year	(198)	(939)	(1,415)	(164)	(149)

	Financial year ended 31 March			Six months ended 30 September	
	2001	2002	2003	2002	2003
	(£ millions)			(unaudited) (£ millions)	
Cash flow data:					
Net cash (inflow)/outflow from operating activities	323	536	210	104	(8)
Returns on investments and servicing of finance	(218)	(170)	(115)	(85)	(47)
Taxation	(135)	(43)	(62)	(26)	(50)
Capital expenditure and financial investment	(241)	(129)	(76)	(48)	(59)
Acquisitions and disposals	(293)	209	1,446	308	74
Equity dividends paid	(268)	(217)	(71)	(35)	–
Other movements in net debt	(254)	16	128	131	37
Movement in net debt in period	(1,086)	202	1,460	349	(53)
Net debt at beginning of period	(2,132)	(3,218)	(3,016)	(3,016)	(1,556)
Net debt at end of period	(3,218)	(3,016)	(1,556)	(2,667)	(1,609)

	At 31 March			At 30 September	
	2001	2002	2003	2002	2003
	(£ millions)			(unaudited) (£ millions)	
Consolidated balance sheet data:					
Intangible assets	1,635	1,512	746	1,413	578
Tangible assets	2,103	1,515	880	1,209	816
Investments	67	73	34	62	24
Current assets	4,238	3,363	2,067	2,460	1,953
Current liabilities	(4,574)	(2,814)	(1,613)	(2,092)	(1,738)
Non-current liabilities	(2,520)	(3,259)	(3,015)	(3,737)	(2,549)
Net assets/(liabilities)	949	390	(901)	(685)	(916)
Minority interests	(261)	(246)	(186)	(191)	(187)
Shareholders' funds	688	144	(1,087)	(876)	(1,103)

The financial information contained in this Part VI ("Operating and Financial Review and Prospects") has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group"), from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") and from Part IX ("Unaudited Pro Forma Financial Information") of this document and should be read in conjunction with those Parts. The historical financial information has been prepared in conformity with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Group are summarised in "Significant differences between UK GAAP and US GAAP" set out in paragraph 16 of Part XI ("Additional Information") of this document. Except for the historical information contained herein, the discussions in this Part VI "Operating and Financial Review and Prospects" contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See "Disclosure Regarding Forward-Looking Statements" at the front of this document and Part IV ("Risk Factors") of this document. Prospective investors should read the whole of this document and not rely solely on key or summary information.

Overview of the Group

Invensys is the holding company for a global automation and controls group that sells a wide range of products and services to businesses in many sectors, including chemical, oil and gas, power generation, telecommunications, paper, food, dairy and pharmaceutical. In addition, the Group's products are used in factories and residential and commercial buildings to automate tasks and processes, such as the monitoring and control of the flow of products in an oil refinery and the heating, ventilation and air conditioning of homes and commercial buildings. These tasks and processes previously relied on electrical or mechanical equipment, but are now managed by "intelligent systems" that rely on electronics and software. The Group also builds and sells networks that link Invensys' products and services and produces energy storage and power control products. In addition, the Group offers its customers ongoing support and maintenance. Invensys is headquartered in London, United Kingdom.

Current Trading and Prospects

The Board believes that the general economic outlook has improved. Although orders in many of the Businesses continue to improve, the outlook for the full year will continue to be impacted by the general uncertainty surrounding the Group and by some further limited provisions against the Group's balance sheet in respect of items relating to prior periods. As in previous years, a substantial portion of the Group profit is attributable to the final quarter and while it remains too early to predict the final outcome the Board continues to believe that the financial and trading prospects or the Group for the current financial year are satisfactory.

Critical Accounting Policies

The discussion and analysis of the Group's financial condition and results of operations are based upon the Group's audited consolidated financial statements for the financial years ended 31 March 2001, 2002 and 2003 and the Group's unaudited consolidated financial statements for the six months ended 30 September 2002 and 2003, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The Group's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases its estimates on historical experience and on various other assumptions.

The selection of critical accounting policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Group's financial statements. The Group believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of intangible and tangible fixed assets.

Intangible and tangible fixed assets are held at historic cost, net of depreciation and amortisation, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight line basis over their estimated useful lives. Goodwill is currently amortised over a period of 12 to 20 years.

UK GAAP requires that an impairment review is undertaken in respect of:

- capitalised goodwill, in the first full year after acquisition; and
- other capitalised goodwill and tangible fixed assets, if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists.

If indicators of impairment exist, an impairment review is carried out. In looking for indicators of impairment the Group is divided into income-generating units ("IGUs"), each IGU being a group of assets, liabilities and associated goodwill that generates income that is largely independent of other income streams. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, very subjective. These cash flows are discounted at a weighted average cost of capital, adjusted for any specific risks associated with the IGU being tested for impairment.

In the year ended 31 March 2003 an impairment of £585 million was recorded against goodwill principally relating to the Baan business, which was sold by the Group in the six months ended 30 September 2003.

Following a strategic review and the exceptional market downturn in the former Power Systems division (now split between the Powerware Business and the Lambda business (within the LHB Business)) asset writedowns of £203 million were recorded in the year ended 31 March 2002. These writedowns, comprised £96 million of tangible fixed assets, £51 million of inventory, £48 million of receivables (trade and non-trade) and £8 million of other assets. These writedowns, along with restructuring programme costs incurred in the former Power Systems division, were disclosed in the Group profit and loss account as:

	Asset writedowns	Restructuring Programmes	Total
	(£ millions)		
Operating exceptional items:			
Market related writedowns	76	–	76
Corporate exceptional items:			
Fundamental reorganisation costs	127	45	172
	203	45	248

Deferred taxes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where these result in an obligation to pay more tax, a right to pay less tax or a right to receive more tax, with the following exceptions.

Where gains arise from fair value adjustments to fixed assets and where gains on disposals of fixed assets have been rolled over into replacement assets, tax is only provided if there is a binding contract to sell the revalued asset or the replacement asset at the balance sheet date. In these circumstances, tax is only provided to the extent that rollover or further rollover is not likely to occur.

Provision is only made for deferred tax that would arise on remittance of retained earnings of overseas subsidiaries to the extent that, at the balance sheet date, dividends have been accrued.

Deferred tax assets are only recognised to the extent that it is likely that there will be suitable taxable profits from which the underlying timing differences can be deducted. At 31 March 2003, the Group had not recognised deferred tax assets tax on tax losses with a value of £400m.

Pension costs and other post-retirement benefits.

With effect from 1 April 2003, and as disclosed in note 6 to the Interim Report for the six months ended 30 September 2003, the full provisions of Financial Reporting Standard No 17 ("FRS 17") have been adopted and the prior year comparatives have been restated accordingly. Financial information in respect of the year ended 31 March 2002 and earlier periods remains on a SSAP 24 basis.

The complex transitional arrangements within FRS 17 were designed for the gathering and disclosure of actuarial data over a two year period prior to full adoption of the accounting requirements of the standard. In the case of Invensys such data was intended to facilitate the full adoption of the standard for the year ending 31 March 2004 and restatement of the accounts for the year ended 31 March 2003. The information that would be necessary to enable the restatement of the accounts for the years ended 31 March 2002 and 31 March 2001 was not required to be collected contemporaneously and could not now be satisfactorily reconstructed.

In accordance with FRS 17 the full pension asset/liability (net of deferred taxation) is recognised on the balance sheet based on an actuarial assessment of the future pension and post retirement obligations and in the case of funded schemes a valuation of the underlying investment portfolio. Within the profit and loss account reported performance is also influenced by the assumptions as to the likely performance of the pension scheme investments.

Whilst FRS 17 specifies certain parameters, the actuarial assessments necessarily include an element of judgement with regard to future events including general economic trends (interest rates and inflation) and life expectancies for the scheme membership. The valuation of the largest Invensys pension schemes in the UK and US are sensitive to these assumptions due to the composition of the membership, with a low proportion of active contributing members compared with deferred and current pensioners.

Revenue recognition—long-term contracts.

Turnover relating to long-term contracts represents the value of work performed during the year, in accordance with UK Statement of Standard Accounting Practice No. 9 using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. This method is followed as reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognised revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favourable changes in estimates result in additional profit recognition, and unfavourable changes in estimates result in the reversal of previously recognised revenue and profits. When estimates indicate a loss under a contract provision is made for such loss.

Provisions.

Provisions for liabilities and charges are recorded in accordance with Financial Reporting Standard No. 12. Provisions include amounts relating to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. The level of provision is established by reference to prior experience and where appropriate, external advice. The actual financial outcome may differ significantly from these estimates.

Impact of International Financial Reporting Standards ("IFRS").

Currently, the Company prepares its consolidated accounts in accordance with UK GAAP. In June 2002, the Council of the EU adopted a regulation requiring all listed EU companies, including the Company, to apply IFRS (previously known as International Accounting Standards or "IAS") for accounting periods commencing on or after 1 January 2005. As a result, the Company will be required to prepare its accounts in accordance with IFRS for the financial year ended 31 March 2006. The adoption of IFRS may have a material impact on a number of important financial items, including, among others the timing and recognition of turnover, accounting for employee benefit plans, goodwill and intangibles, marketable securities and derivative instruments. The adoption of IFRS may also affect the classification of certain balance sheet items such as debt or equity and have an impact on the reporting of business segments. The adoption of IFRS may therefore affect the valuation methods that investment analysts use to measure and evaluate the Group's performance. In addition, the presentation of certain of the Company's financial information, particularly with respect to the line items listed above, may vary materially, making it difficult to compare this information with that of the previous years. The application of IFRS could also have an effect on the measurement of the Company's performance against its debt covenants and other contractual obligations, including covenants linked to balance sheet ratios and income statement measures, which could be materially affected by the application of IFRS in ways that are difficult to predict.

Factors that Affect the Group's Results of Operations

The Group's Disposal Programmes.

In the period from 1 April 2000 until 31 December 2003, the Group made a number of significant disposals as part of its disposal programmes in order to refocus the Group's business and manage its capital structure. As part of its disposal programmes, the Group has made the following significant disposals, which have affected its results of operations during the period under review:

- In September 2001, the Group completed the disposal of its Hoffman business to Gardner Denver Inc., a manufacturer of compressors and blowers for net cash consideration of $45 million (£32 million).

- In January 2002, the Group completed the disposal of the Integral Horsepower Motor Division of Brook Crompton to Lindeteves-Jacoberg for net consideration of £17 million consisting of £10 million of cash and £7 million of debt to be transferred with the business.
- In March 2002, the Group completed the disposal of its Energy Storage Business to EnerSys, Inc. for net consideration of $425 million (£287 million), comprising cash proceeds of $325 million (£219 million) received on closing, a $100 million (£68 million) loan note issued by EnerSys, and EnerSys warrants that, if exercised, would have given the Group up to a 28 per cent. equity stake in the enlarged EnerSys Group. In December 2003, the loan note was repaid and the warrants were cancelled.
- In May 2002, the Group completed the disposal of its Flow Control business to Flowserve Corporation, a provider of industrial flow management services, for net cash consideration of $535 million (£362 million).
- In June 2002, the Group completed the disposal of its CompAir business to funds advised by Alchemy Partners for nominal consideration. The Group retained an 18 per cent. shareholding and Alchemy Partners provided additional funds to restructure the business.
- In October 2002, the Group completed the disposal of its Sensor Systems business to Honeywell International Inc. for net cash consideration of $394 million (£267 million), representing a gross consideration of $415 million (£281 million) less certain retained liabilities and certain transaction costs.
- In November 2002, the Group completed the disposal of its Rexnord business to RBS Acquisition Corporation (a member of the Carlyle Group) for gross consideration of $913 million (£581 million), less $33 million (£21 million) in respect of working capital, giving net proceeds of $880 million (£560 million).
- In November 2002, the Group completed the disposal of its Drive Systems business to the management team of the business and their investment partner Compass Partners European Equity Fund, L.P., for net cash consideration of $145 million (£92 million).
- In December 2002, the Group completed the disposal of its Fasco Motors business to Tecumseh Products Company for net cash consideration of $415 million (£236 million).
- In July 2003, the Group completed the disposal of its Baan business to SSA Global Technologies, Inc. (formerly known as GAC Baan Acquisition LLC), which is jointly owned by Cerberus Capital Management II, L.P. and General Atlantic Partners LLC, for net cash consideration of $135 million (£82 million).
- In July 2003, the Group completed the disposal of its Teccor Electronics business to Littelfuse Inc. for net cash consideration of $44 million (£28 million) cash with a future payment of $5 million contingent upon sales of Teccor products reaching $107 million in 2005.
- In December 2003, the Group completed the disposal of its Metering business to a subsidiary of The Jordan Company, LLC, for gross cash consideration of $650 million (£374 million).

The Group's Business Profile.

The Group reports its results for periods ending on 30 September and 31 March. Historically, a significant proportion of the operating profit for those periods has fallen in the last month of the period, for a number of reasons, including:

- a management focus on results in those periods;
- a higher profitability in those months due to the Group's reporting calendar, which closes each 'month' on the same day of the week, resulting in either a 4 week or 5 week month. The 5 week 'months' fall in June, September, December and March, which can cause the higher activity in September and March to have a disproportionate profit effect, as many overheads are allocated evenly over the 12 months rather than on a week-by-week basis; and
- in the Group's contracting businesses, where the majority of contracts are accounted for on a percentage of completion basis, many milestones are built around September and March, as part of the commercial relationship with those customers.

With the high proportion of operating profit arising in March and September, it can be difficult to identify trading trends on a month-to-month basis.

Enhancement of Internal Controls.

As explained in this Operating and Financial Review and Prospects, results in the six month period ending 31 March 2004 will be affected by several one-off items relating to prior periods. To ensure the prompt identification and appropriate management response to such items, the Group has been improving internal controls through an increased focus on financial and operational processes and this will remain a focus for management.

Principal Profit and Loss Account Items

Turnover.

For purposes of the Group's analysis of turnover and of operating profit, the Group has grouped its business into continuing operations and discontinued operations (which consists of businesses sold to date). The principal businesses in discontinued operations sold in the six months ended 30 September 2003 and the financial year ended 31 March 2001, 2002 and 2003 are discussed in "The Group's Disposal Programme" above.

The Group's disposal programme has been a significant factor in the reduction in the Group's turnover in the period under review. With respect to reported turnover of £7,863 million in the year ended 31 March 2001, £3,429 million was generated from operations which have since been sold and are treated as discontinued.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment includes the appropriate share of operating profit of associated undertakings. Margin refers to operating profit before exceptional items, goodwill amortisation and goodwill impairment as a percentage of turnover.

The Group's disposal programme has been a significant factor in the reduction in the Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment in the period under review. With respect to reported operating profit before exceptional items, goodwill amortisation and goodwill impairment of £934 million in the year ended 31 March 2001, £473 million was generated from operations which have since been discontinued.

Exchange Rate Translation and Transactional Impacts on Turnover and Operating Profit.

The Group's results of operations are affected by fluctuations in various foreign currency exchange rates due to the international scope of the Group's operations, although this exposure in itself affords the Group a degree of natural hedging. Because approximately 90 per cent. of the Group's sales and operating profit before exceptional items, goodwill amortisation and goodwill impairment are generated overseas and are translated into pounds sterling at the prevailing exchange rates for the relevant periods, both the Group's turnover and the Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment are significantly impacted by factors relating to exchange rate translation. This translational exposure is mitigated in part by the geographically diverse nature of the Group's business due to the fact that the spread of earnings from around the world acts as a natural hedge against currency movements. In addition, the Group enters into foreign currency hedging arrangements to manage foreign currency risk. See the paragraph entitled "Quantitative and Qualitative Disclosures about Market Risk—Currency Risk" in this Part VI. In addition, the Group's turnover and the Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment are affected by transactional effects of exchange rates which arise where actual sales and purchases are made by a business in a currency other than its own functional currency. However, the majority of the Group's Businesses both sell their products and source raw materials within their local markets, in their functional currencies and therefore have limited transaction exposure. Where this is not the case the Group's Businesses are required to carry forward a percentage of their forecast currency flows. See the paragraph entitled "Quantitative and Qualitative Disclosure about Market Risk—Currency Risk" in this Part VI.

Sales and operating profit from continuing operations decreased by £309 million and £122 million, respectively from the year ended 31 March 2002 to the year ended 31 March 2003, of which £177 million and £13 million, respectively, was attributable to the translational effect of exchange movements.

Sales and operating profit from continuing operations decreased by £437 million and £185 million, respectively from the year ended 31 March 2001 to the year ended 31 March 2002, of which a £14 million increase and £2 million decrease, respectively, was attributable to the translational effect of exchange movements.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating exceptional items comprise restructuring costs and market-related asset write downs. Restructuring costs have arisen from a number of operational restructuring programmes undertaken by the Group, and include costs relating to headcount reductions, relocation of business, moves to lower-cost countries, rationalisation of operations, integration of acquisitions and office and facility closures. Restructuring costs totalled £292 million in the year ended 31 March 2001, £223 million in the year ended 31 March 2002, £119 million in the year ended 31 March 2003, £53 million in the six months ended 30 September 2002 and £46 million in the six months ended 30 September 2003. A market-related asset write down of £76 million was recorded in the year ended 31 March 2002, due to the exceptional market downturn affecting the Group's power systems businesses, in particular the Powerware Business and Lambda.

Goodwill is amortised over the economic life of the interests acquired, depending upon the nature of the acquisition, for a period not exceeding 20 years. A goodwill impairment charge of £585 million in the year ended 31 March 2003 resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet.

Total Operating Profit/Loss

The Group's total operating profit/loss including the appropriate share of operating profit of associated undertakings, includes operating exceptional items, goodwill amortisation and goodwill impairment.

Corporate Exceptional Items and Finance Costs.

The Group's corporate exceptional items include the impact of the disposals, both in terms of the net profit/loss to book value on disposal and the requirement to charge to exceptional items any goodwill previously written off to reserves. In addition, amounts relating to business closures identified as part of the restructuring programme are also charged to corporate exceptional items. In the year ended 31 March 2002, a fundamental reorganisation charge of £172 million was incurred, as the result of a strategy review which led to balance sheet write downs.

The Group's finance costs consist of costs relating to the Group's financial debt. Finance costs have reduced significantly during the periods under review, primarily as a result of the reduction in debt due to the disposal programme.

Tax on Profit/Loss on Ordinary Activities

The Group's tax on profit/loss on ordinary activities includes taxation on operating profit and corporate exceptional items. The Group's effective tax rate on operating profit differs from the UK statutory rate principally due to the impact of overseas tax rates, tax losses arising in various territories which cannot be offset against profits in other territories and in respect of which no deferred tax assets have been established and differences between profits in the financial statements and profits assessable for taxation purposes.

RESULTS OF OPERATIONS

OPERATING REVIEW FOR THE GROUP

The financial information in the following section has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") and from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") of this document and should be read in conjunction with those Parts. Prospective investors should read the whole of this document and not rely solely on key or summary information.

The Group's continuing operations operate through eight Businesses: the Process Systems Business, the Eurotherm Business, the APV Business, the Rail Systems Business, the Climate Controls Business, the Appliance Controls Business, the Powerware Business and the LHB Businesses. The Group's turnover,

EBITDA, capital expenditure and operating profit before operating exceptional items, goodwill amortisation and goodwill impairment by Business are summarised in the following tables for the financial years ended 31 March 2001, 2002 and 2003 and for the six month periods ended 30 September 2002 and 2003.

Turnover by Business

	Financial year ended 31 March			Six months ended 30 September	
	2001	2002	2003	2002	2003
	(£ millions)			(unaudited) (£ millions)	
Continuing Operations					
Process Systems	760	858	771	400	382
Eurotherm	147	127	119	59	60
APV	442	387	382	173	198
Rail Systems	361	350	404	190	232
Climate Controls	850	826	743	385	338
Appliance Controls	452	409	394	198	188
Powerware	847	630	493	250	241
LHB	575	410	382	188	184
Total Continuing Operations	4,434	3,997	3,688	1,843	1,823
Discontinued Operations	3,429	2,975	1,330	904	221
Total	7,863	6,972	5,018	2,747	2,044

Operating profit before exceptional items, goodwill amortisation and goodwill impairment

	Financial year ended 31 March			Six months ended 30 September	
	2001	2002	2003	2002	2003
	(£ millions)			(unaudited) (£ millions)	
Continuing Operations					
Process Systems	54	29	42	30	12
Eurotherm	23	19	19	8	8
APV	21	7	19	6	17
Rail Systems	40	42	55	28	32
Climate Controls	135	124	74	38	33
Appliance Controls	64	52	61	29	24
Powerware	99	33	28	10	10
LHB	42	(23)	(26)	(6)	(8)
Corporate costs	(84)	(69)	(118)	(56)	(39)
Pension actuarial variation	67	62	–	–	–
Total Continuing Operations	461	276	154	87	89
Discontinued Operations	473	273	131	89	14
Total	934	549	285	176	103

EBITDA by Business*

	Financial year ended 31 March			Six months ended 30 September	
	2001	2002	2003	2002	2003
		(£ millions)		(unaudited) (£ millions)	
Continuing Operations					
Process Systems	90	63	69	43	25
Eurotherm	30	24	22	10	10
APV	33	22	30	11	22
Rail Systems	44	46	60	30	34
Climate Controls	163	151	94	46	44
Appliance Controls	85	74	81	39	34
Powerware	113	43	38	15	14
LHB	56	(10)	(13)	–	(1)
Corporate costs	(84)	(69)	(118)	(56)	(39)
Pension actuarial variation	67	62	–	–	–
Total Continuing Operations	597	406	263	138	143
Discontinued Operations	602	403	181	127	21
Total	1,199	809	444	265	164

* EBITDA from continuing operations may be calculated by taking operating profit before exceptional items, goodwill amortisation and goodwill impairment and adding back depreciation. For a further description of EBITDA, see Note 3 of Part V ("Selected Financial Information") of this document.

Capital Expenditure and Depreciation by Business

	Financial year ended 31 March						Six months ended 30 September			
	2001		2002		2003		2002		2003	
			(£ millions)				(unaudited) (£ millions)			
Continuing Operations	Capex	Depn	Capex	Depn	Capex	Depn	Capex	Depn	Capex	Depn
Process Systems	24	36	24	34	12	27	6	13	4	13
Eurotherm	3	7	2	5	2	3	1	2	1	2
APV	5	12	14	15	5	11	1	5	5	5
Rail Systems	6	4	3	4	7	5	2	2	3	2
Climate Controls	26	28	19	27	22	20	12	8	4	11
Appliance Controls	30	21	10	22	10	20	3	10	11	10
Powerware	17	14	10	10	8	10	3	5	1	4
LHB	17	14	21	13	40	13	15	6	36	7
Total Continuing Operations	128	136	103	130	106	109	43	51	65	54
Discontinued Operations	131	129	108	130	33	50	20	38	5	7
Total	259	265	211	260	139	159	63	89	70	61

Six months ended 30 September 2003 compared with six months ended 30 September 2002

Turnover.

The Group's turnover for the six months ended 30 September 2003 was £2,044 million compared with £2,747 million for the six months ended 30 September 2002, a decrease of 25.6 per cent. This was principally due to discontinued operations where turnover was reduced by £683 million as a result of the disposal programme. The Group's turnover from continuing operations for the six months ended 30 September 2003 was £1,823 million compared with £1,843 million for the six months ended 30 September 2002, a decrease of 1.1 per cent. This was primarily caused by reductions in the Climate Controls, Process Systems, Appliance Controls and Powerware Businesses offset by increases in the Rail Systems and APV Businesses. The translation effect of movements in exchange rates represented £24 million of the reduction in turnover.

The Group's turnover from discontinued operations for the six months ended 30 September 2003 was £221 million compared with £904 million for the six months ended 30 September 2002, a decrease of 75.6 per cent.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the six months ended 30 September 2003 was £103 million compared with £176 million for the six months ended 30 September 2002, a decrease of 41.5 per cent. The Group's margins decreased to 5.0 per cent. for the six months ended 30 September 2003 from 6.4 per cent. for the six months ended 30 September 2002. This was primarily caused by a decrease of £75 million in discontinued operations. These developments were partially offset by certain reductions to the Group's corporate costs. Corporate costs for the six months ended 30 September 2003 were £39 million, a reduction of £17 million compared with the six month ended 30 September 2002 due primarily to a significant reduction in implementation costs relating to the Group's strategic initiative programmes which are now integrated within the Businesses.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the six months ended 30 September 2003 was £89 million compared with £87 million for the six months ended 30 September 2002, an increase of 2.3 per cent. The Group's margins from continuing operations increased to 4.9 per cent. for the six months ended 30 September 2003 from 4.7 per cent. for the six months ended 30 September 2002. This was primarily caused by increases in the APV and Rail Systems Businesses and reductions in Process Systems, Climate Controls and Appliance Controls Businesses. The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the six months ended 30 September 2003 was £14 million compared with £89 million for the six months ended 30 September 2002. The Group's margins from discontinued operations decreased to 6.3 per cent. for the six months ended 30 September 2003 from 9.8 per cent. for the six months ended 30 September 2002. This reflects the different composition of businesses sold in each period.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating exceptional items for the six months ended 30 September 2003 were £132 million compared with £53 million for the six months ended 30 September 2002, an increase of 149.1 per cent. The Group's operating exceptional items comprised restructuring costs of £46 million and transition costs of £86 million for the six months ended 30 September 2003 compared to £53 million and £nil for the six months ended 30 September 2002, respectively. Transition costs consisted of charges incurred for the restructuring of the Group as a result of the disposal programme, and included a £50 million provision for the expected cost of exiting leases on surplus properties and £31 million for the termination of certain group-wide contracts and information technology-related costs.

The Group's goodwill amortisation for the six months ended 30 September 2003 was £31 million compared with £62 million for the six months ended 30 September 2002, a decrease of 50 per cent. This was principally due to the goodwill impairment charge recorded in the year ended 31 March 2003, and the subsequent disposal of the Baan business, both of which reduced the balance of goodwill capitalised on the balance sheet and as a result, reduced the periodic amortisation charge.

The Group did not record any goodwill impairment for the six months ended 30 September 2003 or for the six months ended 30 September 2002.

Total Operating Profit/Loss.

The Group's total operating loss for the six months ended 30 September 2003 was £60 million compared with a profit of £61 million for the six months ended 30 September 2002. This was caused primarily by the Group's operating exceptional items which totalled £132 million for the six months ended 30 September 2003 compared to £53 million for the six months ended 30 September 2002 and the Group's significantly reduced size due to the disposal programme, coupled with lower operating margins.

Corporate Exceptional Items and Finance Costs.

The Group's corporate exceptional items for the six months ended 30 September 2003 were £87 million compared with £112 million for the six months ended 30 September 2002. For the six months ended 30 September 2003, the Group's corporate exceptional items were mostly comprised of losses on disposal of

operations and costs of closure of £54 million and £31 million, respectively. For the six months ended 30 September 2002, the Group's corporate exceptional items consisted principally of losses on disposal of operations and costs of closure of £102 million and £8 million, respectively.

The Group's finance costs for the six months ended 30 September 2003 were £39 million compared with £61 million for the six months ended 30 September 2002, a decrease of 36.1 per cent. This was principally due to lower debt levels as a result of the disposal programme. Interest cover, based on operating profit before operating and corporate exceptional items, depreciation and goodwill amortisation, was 3.9 times for the six months ended 30 September 2003 compared to 4.6 times for the six months ended 30 September 2002.

Loss on Ordinary Activities before Taxation.

The Group's loss on ordinary activities before taxation for the six months ended 30 September 2003 was £198 million compared with £97 million for the six months ended 30 September 2002, an increase of 104.1 per cent.

Tax on Loss on Ordinary Activities.

Tax on loss on ordinary activities for the six months ended 30 September 2003 was a credit of £49 million compared with an expense of £31 million for the six months ended 30 September 2002. The tax credit comprised tax on ordinary activities for the period of £20 million, offset by a prior year taxation credit of £64 million largely arising from the settlement of a number of tax audits, and a deferred tax credit related to movement on pension liabilities of £5 million. For the six months ended 30 September 2003, the Group had an effective tax rate of 48 per cent. and for the six months ended 30 September 2002, the Group had an effective tax rate of 39 per cent.

Loss and Loss Per Share

Loss for the six months ended 30 September 2003 was £149 million compared with £129 million for the six months ended 30 September 2002, an increase of 15.5 per cent. This resulted in a loss per share of 4.3p for the six months ended 30 September 2003 compared with a loss per share of 3.7p for the six months ended 30 September 2002.

Financial year ended 31 March 2003 compared with financial year ended 31 March 2002

Turnover.

The Group's turnover for the financial year ended 31 March 2003 was £5,018 million compared with £6,972 million for the financial year ended 31 March 2002, a decrease of 28.0 per cent. This was principally due to discontinued operations where turnover was reduced by £1,645 million as a result of the disposal programme. The Group's turnover from continuing operations for the financial year ended 31 March 2003 was £3,688 million compared with £3,997 million for the financial year ended 31 March 2002, a decrease of 7.7 per cent. This was primarily caused by reductions in the Process Systems, Climate Controls and Powerware Businesses offset by increases in the Rail Systems Business. The translation effect of movements in exchange rates represented £177 million of the reduction in turnover.

The Group's turnover from discontinued operations for the financial year ended 31 March 2003 was £1,330 million compared with £2,975 million for the financial year ended 31 March 2002, a decrease of 55.3 per cent.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £285 million compared with £549 million for the financial year ended 31 March 2002, a decrease of 48.1 per cent. The Group's margins decreased to 5.7 per cent. for the financial year ended 31 March 2003 from 7.9 per cent. for the financial year ended 31 March 2002. This was caused by underperformance in certain businesses, together with a £118 million increase in corporate costs for the year ended 31 March 2003, an increase of £49 million compared with the year ended 31 March 2002 due primarily to an increase in costs relating to the Group's strategic initiative programme launched during the year.

Pension costs in respect of the year ended 31 March 2003 have been reported under FRS 17, while the year ended 31 March 2002 have been reported under SSAP 24. Regular pension costs under both FRS 17 and SSAP 24 have been allocated on a consistent basis in the business segments. SSAP 24 variation credits of £62 million are reported within operating profit and presented as a separate segment. FRS 17 finance related entries are reported as an element of finance costs.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the financial year ended 31 March 2003 was £154 million compared with £276 million for the financial year ended 31 March 2002, a decrease of 44.2 per cent. The Group's margins from continuing operations decreased to 4.2 per cent. for the financial year ended 31 March 2003 from 6.9 per cent. for the financial year ended 31 March 2002. This was primarily caused by a £49 million increase in corporate costs along with reductions in the Climate Controls Business which were partially offset by increases in the Process Systems, APV and Rail Systems Businesses.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the financial year ended 31 March 2003 was £131 million compared with £273 million for the financial year ended 31 March 2002, a decrease of 52.0 per cent. The Group's margins from discontinued operations increased to 9.8 per cent. for the financial year ended 31 March 2003 from 9.2 per cent. for the financial year ended 31 March 2002.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating exceptional items for the financial year ended 31 March 2003 were £119 million compared with £299 million for the financial year ended 31 March 2002, a decrease of 60.2 per cent. The Group's operating exceptional items comprised restructuring costs of £119 million for the financial year ended 31 March 2003 compared to £223 million for the financial year ended 31 March 2002. The year ended 31 March 2002 also included a market-related restructuring charge of £76 million, due to the exceptional market downturn affecting the Group's power systems businesses, in particular the Powerware Business and Lambda, with no equivalent charge in the year ended 31 March 2003.

The Group's goodwill amortisation for the financial year ended 31 March 2003 was £122 million compared with £124 million for the financial year ended 31 March 2002, a decrease of 1.6 per cent.

A goodwill impairment charge of £585 million in the year ended 31 March 2003 compared with £nil in the year ended 31 March 2002 resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet, and related to the goodwill capitalised in respect of the Baan and Densei Lambda acquisitions, which accounted for £565 million and £20 million of the charge, respectively.

Total Operating Profit/Loss.

The Group's total operating loss for the financial year ended 31 March 2003 was £541 million compared with total operating profit of £128 million for the financial year ended 31 March 2002. This was caused by the Group's goodwill impairment charge of £585 million within the year ended 31 March 2003, the significantly reduced size of the Group due to the disposal programme, the absence of a significant SSAP 24 pension actuarial variation credit, lower operating margins and operating exceptional items which totalled £119 million for the financial year ended 31 March 2003 compared to £299 million for the financial year ended 31 March 2002.

Corporate Exceptional Items and Finance Costs.

The Group's corporate exceptional items for the financial year ended 31 March 2003 were £705 million compared with £816 million for the financial year ended 31 March 2002, a decrease of 13.6 per cent. For the financial year ended 31 March 2003, the Group's corporate exceptional items were mostly comprised of losses on disposals of operations and costs of closure of £664 million and £29 million, respectively. For the financial year ended 31 March 2002, the Group's corporate exceptional items consisted principally of losses on disposal of operations, costs of closure and a fundamental reorganisation charge of £565 million, £45 million and £172 million, respectively. The fundamental reorganisation charge was incurred as a result of a strategy review, which led to certain balance sheet write downs.

The Group's finance costs for the financial year ended 31 March 2003 were £113 million compared with £170 million for the financial year ended 31 March 2002, a decrease of 33.5 per cent. This was primarily due to lower debt levels as a result of the disposal programme. Interest cover, based on operating profit before operating and corporate exceptional items, depreciation and goodwill amortisation, was 4.2 times for the financial year ended 31 March 2003 compared to 4.8 times for the financial year ended 31 March 2002.

Profit/Loss on Ordinary Activities before Taxation.

The Group's loss on ordinary activities before taxation for the financial year ended 31 March 2003 was £1,329 million compared with £858 million for the financial year ended 31 March 2002, an increase of 54.9 per cent.

Tax on Loss on Ordinary Activities.

Tax on loss on ordinary activities for the financial year ended 31 March 2003 was £57 million compared with £9 million for the financial year ended 31 March 2002, an increase of 533.3 per cent. The charge for the year ended 31 March 2003 included a £9 million charge on corporate exceptional items. For the financial year ended 31 March 2003, the Group had an effective tax rate of 58 per cent. and for the financial year ended 31 March 2002, the Group had an effective tax rate of 29 per cent. The underlying rate is impacted by a number of factors, including pension adjustments and losses incurred in the year in the US and the UK, for which no tax relief has been recognised. The tax rate for the year ended 31 March 2002 benefited from non-exceptional prior year credits of £40 million, compared to a £1 million change to the tax charge in the year ended 31 March 2003.

Loss and Loss Per Share.

Loss for the financial year ended 31 March 2003 was £1,380 million compared with a loss of £869 million for the financial year ended 31 March 2002, an increase of 58.8 per cent. This resulted in a loss per share of 39.4p for financial year ended 31 March 2003 compared with a loss per share of 24.8p for financial year ended 31 March 2002.

Financial year ended 31 March 2002 compared with financial year ended 31 March 2001

Turnover.

The Group's turnover for the financial year ended 31 March 2002 was £6,972 million compared with £7,863 million for the financial year ended 31 March 2001, a decrease of 11.3 per cent. This was principally due to discontinued operations where turnover was reduced by £454 million as a result of the disposal programme and decreases in the continuing operations. The Group's turnover from continuing operations for the financial year ended 31 March 2002 was £3,997 million compared with £4,434 million for the financial year ended 31 March 2001, a decrease of 9.9 per cent. This was primarily caused by reductions in the Powerware, LHB and APV Businesses partially offset by an increase in the Process Systems Business. The translation effect of movements in exchange rates represented a gain of £14 million partially offsetting the decrease in turnover.

The Group's turnover from discontinued operations for the financial year ended 31 March 2002 was £2,975 million compared with £3,429 million for the financial year ended 31 March 2001, a decrease of 13.2 per cent.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £549 million compared with £934 million for the financial year ended 31 March 2001, a decrease of 41.2 per cent. The Group's margins decreased to 7.9 per cent. for the financial year ended 31 March 2002 from 11.9 per cent. for the financial year ended 31 March 2001. This was caused by the significant reductions in sales volumes experienced in the period. Corporate costs for the year ended 31 March 2002 were £69 million, a decrease of £15 million compared with the year ended 31 March 2001. The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations for the financial year ended 31 March 2002 was £276 million compared with £461 million for the financial year ended 31 March 2001, a decrease of 40.1 per cent. The Group's margins from continuing operations decreased to 6.9 per cent. for the financial year ended 31 March 2002 from 10.4 per cent. for the financial year ended 31 March 2001. This was caused by reductions in a majority of the Businesses.

The Group's operating profit before exceptional items, goodwill amortisation and goodwill impairment from discontinued operations for the financial year ended 31 March 2002 was £273 million compared with £473 million for the financial year ended 31 March 2001, a decrease of 42.2 per cent. The Group's margins from discontinued operations decreased to 9.2 per cent. for the financial year ended 31 March 2002 from 13.8 per cent. for the financial year ended 31 March 2001.

Operating Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

The Group's operating exceptional items for the financial year ended 31 March 2002 were £299 million compared with £292 million for the financial year ended 31 March 2001, an increase of 2.4 per cent. The Group's operating exceptional items comprised restructuring costs of £223 million for the financial year ended 31 March 2002 compared to £292 million for the financial year ended 31 March 2001, and a market-related restructuring charge of £76 million for the year ended 31 March 2002, due to the exceptional market downturn affecting the Group's power systems businesses, the Powerware Business and Lambda, with no equivalent charge in the year ended 31 March 2001.

The Group's goodwill amortisation for the financial year ended 31 March 2002 was £124 million compared with £98 million for the financial year ended 31 March 2001, an increase of 26.5 per cent. This was primarily caused by a full year's goodwill amortisation charge in respect of the Baan business, which was acquired in August 2000, compared with a partial year's charge in the year ended 31 March 2001.

Total Operating Profit/Loss.

The Group's total operating profit for the financial year ended 31 March 2002 was £128 million compared with £539 million for the financial year ended 31 March 2001, a decrease of 76.3 per cent. This was caused by the Group's significantly reduced size due to the disposal programme, coupled with lower operating margins.

Corporate Exceptional Items and Finance Costs.

The Group's corporate exceptional items for the financial year ended 31 March 2002 were £816 million compared with £162 million for the financial year ended 31 March 2001, an increase of 403.7 per cent. For the financial year ended 31 March 2002, the Group's corporate exceptional items were mostly comprised of losses on disposal of operations, costs of closure and fundamental reorganisation costs of £565 million, £45 million and £172 million, respectively. The fundamental reorganisation charge was incurred as the result of a strategy review which led to balance sheet write downs. For the financial year ended 31 March 2001, the Group's corporate exceptional items consisted principally of losses on disposal of operations and costs of closure of £126 million and £24 million, respectively.

The Group's finance costs for the financial year ended 31 March 2002 were £170 million compared with £227 million for the financial year ended 31 March 2001, a decrease of 25.1 per cent. This was largely due to lower prevailing interest rates, particularly interest rates in the United States in relation to US dollar borrowing which comprised the majority of the Group's debt. Interest cover, based on operating profit before operating and corporate exceptional items, depreciation and goodwill amortisation, was 4.8 times for the financial year ended 31 March 2002 compared to 5.3 times for the financial year ended 31 March 2001.

Profit/Loss on Ordinary Activities before Taxation.

The Group's loss on ordinary activities before taxation for the financial year ended 31 March 2002 was £858 million compared with a profit of £150 million for the financial year ended 31 March 2001.

Tax on Profit/Loss on Ordinary Activities.

Tax on profit/loss on ordinary activities for the financial year ended 31 March 2002 was £9 million compared with £74 million for the financial year ended 31 March 2001, a decrease of 87.8 per cent. The £9 million charge in the year ended 31 March 2002 was net of a £15 million credit in respect of corporate exceptional items. For the financial year ended 31 March 2002, the Group had an effective tax rate of 29 per cent. and for the financial year ended 31 March 2001, the Group had an effective tax rate of 31 per cent.

Loss and Loss Per Share.

The Group's results reflected the impact of divestments and the exceptional charges made during the year. Loss for the financial year ended 31 March 2002 was £869 million compared with a profit of £70 million for the financial year ended 31 March 2001. This resulted in a loss per share of 24.8p for financial year ended 31 March 2002 compared with a profit per share of 2.0p for financial year ended 31 March 2001.

OPERATING REVIEW FOR THE BUSINESSES

The financial information in the following section has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") and from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") of this document and should be read in conjunction with those Parts. Prospective investors should read the whole of this document and not rely solely on key or summary information.

Process Systems Business

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	2001	2002	% inc/(dec)	2003	% inc/(dec)	2002	2003	% inc/(dec)
Turnover	760	858	12.9%	771	(10.1)%	400	382	(4.5)%
OPBIT (1)	54	29	(46.3)%	42	44.8%	30	12	(60.0)%
RoS %	7.1%	3.4%		5.4%		7.5%	3.1%	
Depreciation	36	34		27		13	13	
EBITDA	90	63	(30.0)%	69	9.5%	43	25	(41.9)%
RoS %	11.8%	7.3%		8.9%		10.8%	6.5%	
Restructuring	48	32		32		14	8	
Capital expenditure	24	24		12		6	4	

(1) OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

The Process Systems Business comprises the process systems business group, IMServ, Wonderware, ArchestrA® and production compliance. The process systems business group comprises 80 per cent. of the Process Systems Business (measured by reference to turnover).

Turnover.

Turnover for the Process Systems Business for the six months ended 30 September 2003 was £382 million compared with £400 million for the six months ended 30 September 2002, a decrease of 4.5 per cent. The decrease was primarily caused by depressed capital spending in both the general process industries and the chemical oil and gas markets in developed countries as well as adverse exchange rate movements of approximately £10 million. Sales for the process systems business group in North America showed a modest decline and in Latin America, on a much smaller base, sales declined by approximately 16 per cent., reflecting regional economic instability. Sales in Asia and Europe, the Middle East and Africa ("EMEA") were relatively flat.

Turnover for the financial year ended 31 March 2003 was £771 million compared with £858 million for the financial year ended 31 March 2002, a decrease of 10.1 per cent. The decrease in turnover was largely caused by decreased sales in the process systems business group and the impact of adverse exchange rate movements of approximately £50 million. Excluding exchange rate movements, turnover decreased by approximately 4 per cent. In the process systems business group, turnover from operations in North America and EMEA decreased by 5 per cent. (£10 million) and 16 per cent. (£35 million) respectively. The decreased turnover in North America resulted primarily from operational issues in the Business's Pacific Simulation software business resulting in lower sales, and in EMEA from decreased turnover resulting from a variation in the basis used to record shipments on certain contracts of the process systems business group. The relatively smaller sales for the process systems business group in Latin America decreased as a result of adverse exchange rate movements whereas turnover from Asia Pacific remained relatively stable. Turnover from IMServ decreased by £7 million or 8 per cent. and in production compliance by £9 million or 27 per cent.

Turnover for the financial year ended 31 March 2002 was £858 million compared with £760 million for the financial year ended 31 March 2001, an increase of 12.9 per cent. The increase was influenced by the acquisition of three businesses (Meterpoint Data Services by IMServ, Walsh Automation Group by the process

systems business group and the process solutions business of Baan NV by production compliance, in 2001 and 2002 that on a combined basis contributed £55 million to the turnover increase in the financial year ended 31 March 2002. Excluding the acquisitions, turnover increased by approximately 4 per cent. Turnover for the process systems business group increased in North America, Latin America, and EMEA. These increases were partially offset by a decline in the Asia Pacific region. Turnover from IMServ increased by 24 per cent. (£16 million) (excluding the effect of the acquisition of Meterpoint Data Services) whereas turnover from production compliance decreased by 47 per cent. (£29 million).

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Process Systems Business for the six months ended 30 September 2003 was £12 million compared with £30 million for the six months ended 30 September 2002, a decrease of 60.0 per cent. The margin for the Process Systems Business decreased to 3.1 per cent. for the six months ended 30 September 2003 from 7.5 per cent. for the six months ended 30 September 2002. The significant decrease in operating profit for the six months ended 30 September 2003 compared with the equivalent period in the prior year was due to a reduction in operating profit in the process systems business group of £17 million, which resulted partially from a resolution of legacy accounting issues in Asia Pacific that decreased operating profit by £5 million. Excluding the effect of the accounting issues, the decrease in operating profit was primarily driven by decreased turnover whereas the cost base remained relatively constant. Operating profit improvement in IMServ was offset by a reduction in Wonderware and by higher ArchestrA® development costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £42 million compared with £29 million for the financial year ended 31 March 2002, an increase of 44.8 per cent. The margin increased to 5.4 per cent. for the financial year ended 31 March 2003 from 3.4 per cent. for the financial year ended 31 March 2002. The increase in operating profit was driven by developments within the process systems business group and, within this business, its products based businesses returning to previous operating margins as a result of cost reduction initiatives. In the process systems business group, the margin in North America increased due to improved project management and in Asia Pacific as a result of a stronger economy. In the process systems business group, operating profit in Latin America declined as a result of costs relating to a profit sharing agreement, and EMEA declined significantly due to the impact of decreased turnover and increased costs due to a variation in the terms of certain of the process systems business group's contracts, which decreased operating profit by £13 million. The tight controls over headcount and discretionary spending contributed to the margin improvement. The positive development in the process systems business group was offset partially by a decline in operating profit in the production compliance business by £3 million and by the higher costs of approximately £11 million associated with the development of ArchestrA®.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £29 million compared with £54 million for the financial year ended 31 March 2001, a decrease of 46.3 per cent. The margin decreased to 3.4 per cent. for the financial year ended 31 March 2002 from 7.1 per cent. for the financial year ended 31 March 2001. The decrease in operating profit was driven by decreases in operating profit in the process systems business group resulting primarily from decreases in sales margin. The business was negatively affected in the financial year ended 31 March 2002 from the reduced volumes and additional costs associated with the downsizing of the software bank and distribution inventory, which lead to a reduction in operating profit by approximately £16 million. The decrease in the process systems business group was partially offset by improvements in Wonderware and IMServ (where operating profit was positively affected by the acquisition of Meterpoint Data Services).

Capital Expenditure.

Capital expenditure for the Process Systems Business for the six months ended 30 September 2003 was £4 million compared with £6 million for the six months ended 30 September 2002. These levels reflected capital expenditure for maintenance in the ordinary course of business.

Capital expenditure for the financial year ended 31 March 2003 was £12 million compared with £24 million for the financial year ended 31 March 2002. The decrease resulted from a reduction in information technology expenditure, the completion of the investment projects in a manufacturing facility in Mexico and leasehold improvements at the Houston facility in the financial year ended 31 March 2002.

Capital expenditure for the financial year ended 31 March 2002 and 2001 remained at £24 million. Expenditure in the year ended 31 March 2002 included investment in the manufacturing facility in Mexico and the leasehold improvement at the Houston facility. Expenditure in the year ended 31 March 2001 included investment in the manufacturing facility in Mexico and an upgrade of the Business's information technology systems.

Eurotherm Business

£ millions	Financial Year ended 31 March					Six months ended 30 September		
	2001	2002	% inc/(dec)	2003	% inc/(dec)	2002	2003	% inc/(dec)
Turnover	147	127	(13.6)%	119	(6.3)%	59	60	1.7%
OPBIT	23	19	(17.4)%	19	–	8	8	–
RoS %	15.6%	15.0%		16.0%		13.6%	13.3%	
Depreciation	7	5		3		2	2	
EBITDA	30	24	(20.0)%	22	(8.3)%	10	10	–
RoS %	20.4%	18.9%		18.5%		16.9%	16.7%	
Restructuring	4	6		–		–	1	
Capital expenditure	3	2		2		1	1	

Turnover.

Turnover for the Eurotherm Business for the six months ended 30 September 2003 was £60 million compared with £59 million for the six months ended 30 September 2002, an increase of 1.7 per cent.

Turnover for the financial year ended 31 March 2003 was £119 million compared with £127 million for the financial year ended 31 March 2002, a decrease of 6.3 per cent. The decrease in turnover resulted from continued difficult trading conditions where overcapacity in important customer industries such as the semi-conductor, steel, plastics processing and automotive and aerospace industries resulted in decreased customer investments in the Business's products.

Turnover for the financial year ended 31 March 2002 was £127 million compared with £147 million for the financial year ended 31 March 2001, a decrease of 13.6 per cent. This was caused by a downturn in worldwide trading activity, with the Business's export markets in particular remaining weak. The semi-conductor fabrication and plastics processing industries were particularly affected, which was evidenced by a lack of investment in new equipment by customers operating in these industries. Trading conditions varied across the world as the Business's sales in North America declined by 30 per cent. and in Europe by 10 per cent. whereas sales in the Asia Pacific region grew by 18 per cent., in part reflecting growth opportunities in this region.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Eurotherm Business for the six months ended 30 September 2003 and 2002 remained constant at £8 million. The margin decreased to 13.3 per cent. in the six months ended 30 September 2003 from 13.6 per cent. in the six months ended 30 September 2002.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial years ended 31 March 2003 and 2002 remained constant at £19 million. The margin increased to 16.0 per cent. in the financial year ended 31 March 2003, from 15.0 per cent. for the financial year ended 31 March 2002, whilst the margin increase resulted primarily from the implementation of certain restructuring programmes to reduce the cost base of the Business initiated in the previous financial years. These restructuring programmes included outsourcing manufacturing activities, downsizing the scale of operations in North America, merging manufacturing facilities in Europe and establishing a financial shared service centre for the European region.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £19 million compared with £23 million for the financial year ended 31 March 2001, a decrease of 17.4 per cent. The margin decreased to 15.0 per cent. for the financial year ended 31 March 2002 compared from 15.6 per cent. for the financial year ended 31 March 2001. The decrease in operating profit resulted primarily from a decrease in turnover. The smaller relative decrease in margins reflected the restructuring programmes initiated in the financial years ended 31 March 2002 and 2001.

Capital expenditure for the Eurotherm Business for the six months ended 30 September 2003 and 2002 remained constant at £1 million. There were no purchases of large capital items of plant and machinery. Generally the capital investment is tooling for new product development and information technology, and has remained below 2 per cent. of turnover.

Capital expenditure for the financial years ended 31 March 2003 and 2002 remained constant at £2 million. There were no purchases of large capital items of plant and machinery.

Capital expenditure for the financial year ended 31 March 2002 was £2 million compared with £3 million in the financial year ended 31 March 2001. There were no purchases of large capital items of plant and machinery.

APV Business

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	**2001**	**2002**	**% inc/(dec)**	**2003**	**% inc/(dec)**	**2002**	**2003**	**% inc/(dec)**
Turnover	442	387	(12.4)%	382	(1.3)%	173	198	14.5%
OPBIT	21	7	(66.7)%	19	171.4%	6	17	183.3%
RoS %	4.8%	1.8%		5.0%		3.5%	8.6%	
Depreciation	12	15		11		5	5	
EBITDA	33	22	(33.3)%	30	36.4%	11	22	100.0%
RoS %	7.5%	5.7%		7.9%		6.4%	11.1%	
Restructuring	16	24		13		6	3	
Capital expenditure	5	14		5		1	5	

Turnover.

Turnover for the APV Business for the six months ended 30 September 2003 was £198 million compared with £173 million for the six months ended 30 September 2002, an increase of 14.5 per cent. The improvement in turnover was generated by strong sales performance, particularly in Europe, the Middle East and Africa. The Business benefited from the establishment of a global management structure to leverage internal centres of excellence and to support growth in key food and beverage segments. Growth in Europe was partially offset by declines in Asia due to market uncertainty and adverse trading conditions in North America.

Turnover for the financial year ended 31 March 2003 was £382 million compared with £387 million for the financial year ended 31 March 2002, a decrease of 1.3 per cent. Turnover remained relatively stable in the two periods, although a decline in North America due to adverse trading conditions was partially offset by stronger solutions and services sales in Europe.

Turnover for the financial year ended 31 March 2002 was £387 million compared with £442 million for the financial year ended 31 March 2001, a decrease of 12.4 per cent. Turnover was adversely affected by the Business's internal restructuring programmes, which directed resources away from sales and market share retention.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the APV Business for the six months ended 30 September 2003 was £17 million compared with £6 million for the six months ended 30 September 2002, an increase of 183.3 per cent. The margins for the APV Business increased to 8.6 per cent. for the six months ended 30 September 2003 from 3.5 per cent. for the six months ended 30 September 2002. This was due to operational improvements (including a continued focus on the cost base of the Business), specific restructuring programmes in Denmark and North America, and increased sales volumes in the solutions and services business. Since 30 September 2003, the APV Business, as a result of improved internal control processes, has identified certain balance sheet issues relating to prior periods which will be reflected in the full year accounts at 31 March 2004.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £19 million compared with £7 million for the financial year ended 31 March 2002, an increase of 171.4 per cent. The margin increased to 5.0 per cent. for the financial year ended 31 March 2003 from 1.8 per cent. for the financial year ended 31 March 2002. The operational improvements and a closer

integration between the Business's products and solutions and services businesses contributed to the increase in operating profit. These improvements were enhanced by further restructuring with further headcount reductions and productivity initiatives being undertaken in Denmark and North America.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £7 million compared with £21 million for the financial year ended 31 March 2001, a decrease of 66.7 per cent. The margin decreased to 1.8 per cent. for the financial year ended 31 March 2002 from 4.8 per cent. for the financial year ended 31 March 2001. The reduction in operating profit was caused by a number of factors, including volume reductions and project cost overruns, which were partially offset by a number of cost reduction programmes which covered a major headcount reduction in Europe, the Middle East and Africa and North America in both the solutions and products businesses in order to decrease the high cost base that reflected the higher sales volumes in previous years.

Capital Expenditure.

Capital expenditure for the APV Business for the six months ended 30 September 2003 was £5 million compared with £1 million for the six months ended 30 September 2002. For the six months ended 30 September 2003, capital expenditure was restricted to maintenance expenditure only. The repurchase of assets previously held under operating leases represented some £3 million of expenditure in the period.

Capital expenditure for the financial year ended 31 March 2003 was £5 million compared with £14 million for the financial year ended 31 March 2002. The decrease was primarily attributable to decreased investments in information technology.

Capital expenditure for the financial year ended 31 March 2002 was £14 million compared with £5 million for the financial year ended 31 March 2001. The increase was primarily attributable to increased information technology investments.

Rail Systems Business

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	**2001**	**2002**	**% inc/(dec)**	**2003**	**% inc/(dec)**	**2002**	**2003**	**% inc/(dec)**
Turnover	361	350	(3.0)%	404	15.4%	190	232	22.1%
OPBIT	40	42	5.0%	55	31.0%	28	32	14.3%
RoS %	11.1%	12.0%		13.6%		14.7%	13.8%	
Depreciation	4	4		5		2	2	
EBITDA	44	46	4.5%	60	30.4%	30	34	13.3%
RoS %	12.2%	13.1%		14.9%		15.8%	14.7%	
Restructuring	–	3		1		–	–	
Capital expenditure	6	3		7		2	3	

Turnover.

Turnover for the Rail Systems Business for the six months ended 30 September 2003 was £232 million compared with £190 million for the six months ended 30 September 2002, an increase of 22.1 per cent. The underlying growth in turnover of 11 per cent. was augmented by increased maintenance logistics sales in North America and the start of work on the first and smaller of two London Underground Public Private Partnership contracts, which contributed £7 million in sales during the six months ended 30 September 2003.

Turnover for the financial year ended 31 March 2003 was £404 million compared with £350 million for the financial year ended 31 March 2002, an increase of 15.4 per cent. The growth in 2003 was due to a substantial upturn in major project works in the United Kingdom, increased demand in Spain due to anciliary works for high speed rail lines and a switch by certain major US railroads into federally funded highway rail crossings where the Rail Systems Business holds a strong market position.

Turnover for the financial year ended 31 March 2002 was £350 million compared with £361 million for the financial year ended 31 March 2001, a decrease of 3.0 per cent. The slight decrease in turnover was caused by lower sales to Network Rail in the United Kingdom as a result of a reduction in major project installation and commissioning activity and reduced US logistics sales to freight railways.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Rail Systems Business for the six months ended 30 September 2003 was £32 million compared with £28 million for the six months ended 30 September 2002, an increase of 14.3 per cent. The margin for the Rail Systems Business decreased to 13.8 per cent. for the six months ended 30 September 2003 from 14.7 per cent. for the six months ended 30 September 2002. The reduction in margins for the six months ended 30 September 2003 compared to the same period in 2002 was primarily caused by higher sales growth in the lower margin North American logistics business and small changes in sales mix in the rest of Rail Systems Business.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £55 million compared with £42 million for the financial year ended 31 March 2002, an increase of 31.0 per cent. The margin increased to 13.6 per cent. for the financial year ended 31 March 2003 from 12.0 per cent. for the financial year ended 31 March 2002. This continued the improvement in margins from the previous year reflecting increased sales volume and effective cost management.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £42 million compared with £40 million for the financial year ended 31 March 2001, an increase of 5.0 per cent. The margin increased to 12.0 per cent. for the financial year ended 31 March 2002 from 11.1 per cent. for the financial year ended 31 March 2001. Despite the slight reduction in turnover in the financial year ended 31 March 2002, operating profit improved due to improved margins. The increase in margins was primarily caused by a favourable mix of higher margin businesses (in particular, higher North American and European activity and lower sales in the logistics business) augmented by higher volumes of engineering and equipment sales on the Network Rail Train Protection Warning System ("TPWS") programme.

Capital Expenditure.

Capital expenditure for the Rail Systems Business for the six months ended 30 September 2003 was £3 million compared with £2 million for the six months ended 30 September 2002. Capital expenditure related to replacement of plant and machinery, computer equipment and other facility expenditure.

Capital expenditure for the financial year ended 31 March 2003 was £7 million compared with £3 million for the financial year ended 31 March 2002. The increase in expenditure included the purchase of a configuration management toolset for engineering data and document control.

Capital expenditure for the financial year ended 31 March 2002 was £3 million compared with £6 million for the financial year ended 31 March 2001.

Climate Controls Business

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	**2001**	**2002**	**% inc/(dec)**	**2003**	**% inc/(dec)**	**2002**	**2003**	**% inc/(dec)**
Turnover	850	826	(2.8)%	743	(10.0)%	385	338	(12.2)%
OPBIT	135	124	(8.1)%	74	(40.3)%	38	33	(13.2)%
RoS %	15.9%	15.0%		10.0%		9.9%	9.8%	
Depreciation	28	27		20		8	11	
EBITDA	163	151	(7.4)%	94	(37.7)%	46	44	(4.3)%
RoS %	19.2%	18.3%		12.7%		11.9%	13.0%	
Restructuring	10	30		10		5	6	
Capital expenditure	26	19		22		12	4	

Turnover.

Turnover for the Climate Controls Business for the six months ended 30 September 2003 was £338 million compared with £385 million for the six months ended 30 September 2002, a decrease of 12.2 per cent. This was primarily caused by decreased demand for the Business's products by original equipment manufacturers and the disposal or closure of the loss-making North American contracting branches within building systems.

Turnover for the financial year ended 31 March 2003 was £743 million compared with £826 million for the financial year ended 31 March 2002, a decrease of 10.0 per cent. Nearly half of this reduction was due to exchange effects arising on translation. Excluding exchange rate movements, the decrease resulted from continued weakness in the broader economic environment in North America and Europe that resulted in lower demand in the end-user markets. In addition, the disposal of the Business's relay production line in Europe resulted in further sales reductions. These trends were partially offset by continued sales growth in the retail and distribution businesses and increases in the commercial refrigeration business in North America.

Turnover for the financial year ended 31 March 2002 was £826 million compared with £850 million for the financial year ended 31 March 2001, a decrease of 2.8 per cent. The decrease was due to competition from China entering the Japanese market which resulted in both decreased demand and price erosion in the sales of reversing valves, decreased demand in Europe as a result of lower levels of building projects and competitive pricing pressure in sales to original equipment manufacturers in North America.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Climate Controls Business for the six months ended 30 September 2003 was £33 million compared with £38 million for the six months ended 30 September 2002, a decrease of 13.2 per cent. The margin for the Climate Controls Business decreased to 9.8 per cent. for the six months ended 30 September 2003 from 9.9 per cent. for the six months ended 30 September 2002. The relative stability in operating margins resulted from both improved gross margins and lower general overheads. The lower general overheads resulted from a number of restructuring programmes focusing on the business organisation, including the consolidation of manufacturing facilities, relocation of operations to lower cost manufacturing countries, exiting contracting businesses in North America and general downsizing to adjust to the volumes in the business. These programmes were initiated in the years 2002 and 2003, with benefits beginning to emerge in the six months ended 30 September 2003.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £74 million compared with £124 million for the financial year ended 31 March 2002, a decrease of 40.3 per cent. The margin decreased to 10.0 per cent. for the financial year ended 31 March 2003 from 15.0% for the financial year ended 31 March 2002. Operating profit was affected by the lower sales volumes. The decline in operating margins resulted from competitive pricing pressure in Japan and the United States, particularly in reversing valves, the losses in building systems and contracting services businesses in North America. In addition, the Business was affected by lower demand as a result of the delayed recovery in the US and European commercial building markets.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £124 million compared with £135 million for the financial year ended 31 March 2001, a decrease of 8.1 per cent. The margin decreased to 15.0 per cent. for the financial year ended 31 March 2002 from 15.9 per cent. for the financial year ended 31 March 2001. The operating profit was affected by the lower sales volumes and original equipment manufacturer pricing pressure in North America, Japan and China.

Capital Expenditure.

Capital expenditure for the Climate Controls Business for the six months ended 30 September 2003 was £4 million compared with £12 million for the six months ended 30 September 2002. Capital expenditure decreased primarily due to expenditures incurred in prior periods to enable the Business to focus on outsourcing operations from higher cost manufacturing facilities to suppliers in lower cost countries.

Capital expenditure for the financial year ended 31 March 2003 was £22 million compared with £19 million for the financial year ended 31 March 2002. The increase in capital expenditure was due to investment in the Business's engineering facilities upgrade and new information technology systems for the building management systems business in North America.

Capital expenditure for the financial year ended 31 March 2002 was £19 million compared with £26 million for the financial year ended 31 March 2001. Capital expenditure reflected the ongoing capital requirements of the Business.

Appliance Controls Business

£ millions	Financial Year ended 31 March 2001	2002	% inc/(dec)	2003	% inc/(dec)	Six months ended 30 September 2002	2003	% inc/(dec)
Turnover	452	409	(9.5)%	394	(3.7)%	198	188	(5.1)%
OPBIT	64	52	(18.8)%	61	17.3%	29	24	(17.2)%
RoS %	14.2%	12.7%		15.5%		14.6%	12.8%	
Depreciation	21	22		20		10	10	
EBITDA	85	74	(12.9)%	81	9.5%	39	34	(12.8)%
RoS %	18.8%	18.1%		20.6%		19.7%	18.1%	
Restructuring	9	9		4		2	3	
Capital expenditure	30	10		10		3	11	

Turnover.

Turnover for the Appliance Controls Business for the six months ended 30 September 2003 was £188 million compared with £198 million for the six months ended 30 September 2002, a decrease of 5.1 per cent. The reduction in turnover resulted from lower prices and the fall in demand for "white goods" such as refrigerators and washing machines. In addition, exchange rate losses caused by the weaker US dollar contributed to the reduction.

Turnover for the financial year ended 31 March 2003 was £394 million compared with £409 million for the financial year ended 31 March 2002, a decrease of 3.7 per cent. In 2003 sales grew in North America as markets recovered and the Business's market share increased. In Europe sales reduced slightly due to pricing pressures, discontinuance of certain product lines and reduction in electromechanical sales volumes as a result of a conversion to electronic laundry timers as a market shift for appliances in Europe. This was partially offset by general market growth and new product introductions. Export sales from South America increased as a result of the currency devaluation but any net underlying increases were offset by exchange rate losses resulting from a weaker US dollar.

Turnover for the financial year ended 31 March 2002 was £409 million compared with £452 million for the financial year ended 31 March 2001, a decrease of 9.5 per cent. This was caused by the shift by a small number of original equipment manufacturers to in-house electronic design, the discontinuation of non-core products and by exchange rate losses, particularly in South America.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Appliance Controls Business for the six months ended 30 September 2003 was £24 million compared with £29 million for the six months ended 30 September 2002, a decrease of 17.2 per cent. The margin for the Appliance Controls Business decreased to 12.8 per cent. for the six months ended 30 September 2003 from 14.6 per cent. for the six months ended 30 September 2002. The fall in operating profit resulted from a reduction in sales volumes, but the effects were partially offset by cost reduction programmes focused on direct materials and fixed costs.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was £61 million compared with £52 million for the financial year ended 31 March 2002, an increase of 17.3 per cent. The margin increased to 15.5 per cent. for the financial year ended 31 March 2003 from 12.7 per cent. for the financial year ended 31 March 2002. The improvement resulted from restructuring projects undertaken in previous years, combined with direct material and fixed cost reduction activities. These improvements were partially offset by translational exchange rate losses caused by the weaker US dollar.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £52 million compared with £64 million for the financial year ended 31 March 2001, a decrease of 18.8 per cent. The margin decreased to 12.7 per cent. for the financial year ended 31 March 2002 from 14.2 per cent. for the financial year ended 31 March 2001. The reduction in operating profit was mainly due to a margin loss in Europe and North America resulting from the fact that direct material and fixed cost reduction programmes were at an early stage and the reduction in sales was not met by a comparable reduction in the cost base. In the South American businesses, results were adversely impacted by the weakening of the Brazilian Real against the US dollar and the effect of a regional energy crisis in Brazil which decreased the demand for "white goods" such as refrigerators and washing machines.

Capital Expenditure.

Capital expenditure for the Appliance Controls Business for the six months ended 30 September 2003 was £11 million compared with £3 million for the six months ended 30 September 2002. This increase was largely attributable to the early termination, via buyout, of certain operating leases for manufacturing equipment in the six months ended 30 September 2003.

Capital expenditure for the Appliance Controls Business for each of the financial years ended 31 March 2003 and 31 March 2002 was £10 million. This related to general expenditure on plant and equipment with no significant single item of expenditure.

Capital expenditure for the Appliance Controls Business for the financial year ended 31 March 2002 was £10 million compared with £30 million for the financial year ended 31 March 2001. This reduction was caused largely by the completion of the Business's Sternberk, Czech Republic and Trnava, Slovakia manufacturing facilities.

Powerware Business

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	**2001**	**2002**	**% inc/(dec)**	**2003**	**% inc/(dec)**	**2002**	**2003**	**% inc/(dec)**
Turnover	847	630	(25.6)%	493	(21.7)%	250	241	(3.6)%
OPBIT	99	33	(66.7)%	28	(15.2)%	10	10	–
RoS %	11.7%	5.2%		5.7%		4.0%	4.1%	
Depreciation	14	10		10		5	4	
EBITDA	113	43	(61.9)%	38	(11.6)%	15	14	6.7%
RoS %	13.3%	6.8%		7.7%		6.0%	5.8%	
Restructuring	29	14		7		2	2	
Market related write downs	–	47		–		–	–	
Capital expenditure	17	10		8		3	1	

Turnover.

Turnover for the Powerware Business for the six months ended 30 September 2003 was £241 million compared with £250 million for the six months ended 30 September 2002, a decrease of 3.6 per cent. This was principally due to the impact of exchange rate translation.

Turnover for the financial year ended 31 March 2003 was £493 million compared with £630 million for the financial year ended 31 March 2002, a decrease of 21.7 per cent. The technology and telecommunications downturn continued to have adverse effects on the Business. Sales in North and South America were responsible for a significant part of the decline, particularly Brazil where wireless infrastructure spending essentially ceased.

Turnover for the financial year ended 31 March 2002 was £630 million compared with £847 million for the financial year ended 31 March 2001, a decrease of 25.6 per cent. The decrease in turnover reflected the steep downturn in the information technology and telecommunication applications market, mainly in the second half of 2002 after completion of orders carried over from the previous year. Sales of AC systems and integration services in North and South America and Europe, Middle East and Africa were significantly lower as a result of the rapid decline in customer's capital spending for information technology support and outsourcing businesses. Sales of single products providing uninterruptible power supply were adversely impacted by a slowing of personal computer, server and local area network demand.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Powerware Business for the six months ended 30 September 2003 remained constant at £10 million. The margin for the Powerware Business increased to 4.1 per cent. for the six months ended 30 September 2003 from 4.0 per cent. for the six months ended 30 September 2002. Improved margins were the result of successful cost containment and restructuring initiatives.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Powerware Business for the financial year ended 31 March 2003 was £28 million compared with £33 million for the financial year ended 31 March 2002, a decrease of 15.2 per cent. The margin increased to 5.7 per cent. for the financial year ended 31 March 2003 from 5.2 per cent. for the financial year ended 31 March 2002. This improvement resulted from higher gross margins, arising from the implementation of lean manufacturing principles, the realisation of material cost reductions due to outsourcing of non-core processes and organisational restructuring to reduce production overheads.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was £33 million compared with £99 million for the financial year ended 31 March 2001, a decrease of 66.7 per cent. The margin decreased to 5.2 per cent. for the financial year ended 31 March 2002 from 11.7 per cent. for the financial year ended 31 March 2001. The decrease was caused by lower turnover and a high fixed overhead cost structure established for the demand experienced in the financial year ended 31 March 2001. Whilst restructuring programmes involving facility realignment and headcount reductions were implemented, the speed of the market decline meant that cost reductions were not in line with decreased demand. Due to the exceptional downturn in the Business's markets a review was undertaken in the financial year ended 31 March 2002 of the operating base of the business. This resulted in a market related exceptional asset write down charge of £47 million to adjust the Business's cost base to the market conditions that was shown separately from operating restructuring costs.

Capital Expenditure.

Capital expenditure for the Powerware Business for the six months ended 30 September 2003 was £1 million compared with £3 million for the six months ended 30 September 2002. This reflects capital expenditure for maintenance in the ordinary course.

Capital expenditure for the financial year ended 31 March 2003 was £8 million compared with £10 million for the financial year ended 31 March 2002. This reflected the completion of certain facility development projects in North and South America and a response to the adverse market conditions.

Capital expenditure for the financial year ended 31 March 2002 was £10 million compared with £17 million for the financial year ended 31 March 2001. The reduction in capital expenditure was in response to the adverse market conditions.

LHB Businesses

	Financial Year ended 31 March					Six months ended 30 September		
£ millions	**2001**	**2002**	**% inc/(dec)**	**2003**	**% inc/(dec)**	**2002**	**2003**	**% inc/(dec)**
Turnover	575	410	(28.7)%	382	(6.8)%	188	184	(2.1)%
OPBIT	42	(23)	(154.8)%	(26)	(13.0)%	(6)	(8)	(33.3)%
RoS %	7.3%	(5.6)%		(6.8)%		(3.2)%	(4.3)%	
Depreciation	14	13		13		6	7	
EBITDA	56	(10)	(117.9)%	(13)	30.0%	–	(1)	–
RoS %	9.7%	(2.4)%		(3.4)%		–	(0.5)%	
Restructuring	24	4		10		3	11	
Market related write downs	–	29		–		–	–	
Capital expenditure	17	21		40		15	36	

Turnover.

Turnover for the LHB Businesses for the six months ended 30 September 2003 was £184 million compared with £188 million for the six months ended 30 September 2002, a decrease of 2.1 per cent. The slight decrease in turnover was caused by decreased turnover in Baker and Lambda of £7 million and £7 million, respectively, offset by increased sales of £11 million at Hansen. The decrease in turnover in Baker was primarily caused by a reduction in demand for confectionery products. In addition, Lambda suffered from the slow demand in information technology and telecommunications applications markets, primarily in North America. The improvement in Hansen turnover was due to increased gearbox demand for industrial applications, as well as the continuation of the expansion of the wind power applications business.

Turnover for the financial year ended 31 March 2003 was £382 million compared with £410 million for the financial year ended 31 March 2002, a decrease of 6.8 per cent. Adverse market conditions continued in Lambda in the financial year ended 31 March 2003 with a further reduction in turnover of £25 million and an additional reduction in turnover of £22 million due to the cessation of the Group's construction and engineering business. These declines were partially mitigated by an increase in turnover of £15 million in the Hansen business. This increase in turnover in Hansen related to sales into the wind power market as the demand for these products increased.

Turnover for the financial year ended 31 March 2002 was £410 million compared with £575 million for the financial year ended 31 March 2001, a decrease of 28.7 per cent. This was primarily due to lower volumes in Lambda and Baker of £159 million and £16 million, respectively. The lower turnover in Lambda reflected a rapid downturn in worldwide market conditions, particularly in key information technology and telecommunications applications markets. The impact of market declines were exacerbated by adverse exchange movements of some £20 million. The reduction in turnover at the Baker business was due to decreased demand in both the Business's North American and U.K. operations.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment.

Operating profit/loss before exceptional items, goodwill amortisation and goodwill impairment for the LHB Businesses for the six months ended 30 September 2003 was a loss of £8 million compared with a loss of £6 million for the six months ended 30 September 2002, a further increase in losses of 33.3 per cent. In the six months ended 30 September 2003 profitability reduced by £2 million overall, with lower profits in Baker and Hansen of £2 million and £4 million, respectively. The Lambda business volume decline in the previous years stopped with turnover almost flat and with the restructuring of manufacturing facilities in Densei Lambda in Japan including the closure and consolidation of facilities, closure of manufacturing facilities in Mexico and transfer to outside contract manufacturers beginning to take effect. The decrease in operating profit in Baker resulted mainly from lower sales volumes in North America and reduced margins on contracts in the United Kingdom. Hansen had a lower operating profit despite higher sales due to continued levels of overheads in sales/ marketing and other support costs relating to a drive to expand the activity of the business.

Operating profit/loss before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2003 was a loss of £26 million compared with a loss of £23 million for the financial year ended 31 March 2002, a further increase in losses of 13.0 per cent. The Lambda business continued to follow market trends and weakened by approximately £6 million in 2003. The upturn in the Hansen business was not reflected in improved profitability due to production constraints and increases in overhead sales and marketing and other support costs relating to a drive to expand the activity of the business in each of the financial years ended 31 March 2002 and 2003.

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the financial year ended 31 March 2002 was a loss of £23 million compared with a profit of £42 million for the financial year ended 31 March 2001. The margin decreased to negative 5.6 per cent. for the financial year ended 31 March 2002 from a positive 7.3 per cent. for the financial year ended 31 March 2001. Operating profits fell steeply due mainly to Lambda, where operating profit declined by £56 million, resulting from the lower demand in the information technology and telecommunications applications markets. Operating profit in Baker and Hansen remained relatively constant.

Capital Expenditure.

Capital expenditure for the LHB Businesses for the six months ended 30 September 2003 was £36 million compared with £15 million for the six months ended 30 September 2002. Expenditure included £26 million on a new plant for Hansen in Lommel, Belgium.

Capital expenditure for the financial year ended 31 March 2003 was £40 million compared with £21 million for the financial year ended 31 March 2002. As a consequence of the market led demand for wind power, the increase in capital expenditure resulted from investment in the Lommel manufacturing facility for Hansen which was instigated in the financial year ended 31 March 2003.

Capital expenditure for the financial year ended 31 March 2002 was £21 million compared with £17 million for the financial year ended 31 March 2001. Capital expenditure greater than depreciation charges in the financial years ended 31 March 2002 and 2001 reflected an expectation of technology spending growth. Significant investment was made in North and South America for additional plant capacity in Raleigh, Brazil and enhancement of the information technologies systems in Japan.

Liquidity and capital resources

Overview.

Historically, the Group has financed its capital and working capital requirements through a combination of cash flows from operating activities and long-term debt financing. The Group's long-term borrowings consist of a mixture of debt securities and committed bank facilities.

Historical Cash Flows.

The table below summarises the cash flows of the Group for the financial years ended 31 March 2001, 2002 and 2003 and for the six months ended 30 September 2002 and 2003.

This information has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and set out in Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months ended 30 September 2003") of this document and should be read in conjunction with these Parts.

	Financial year ended 31 March			Six months ended 30 September	
	2001	**2002**	**2003**	**2002**	**2003**
		(£ millions)		(unaudited) (£ millions)	
Net cash (outflow)/inflow from operating activities	323	536	210	104	(8)
Returns on investments and servicing of finance	(218)	(170)	(115)	(85)	(47)
Taxation	(135)	(43)	(62)	(26)	(50)
Capital expenditure and financial investment	(241)	(129)	(76)	(48)	(59)
Acquisitions and disposals	(293)	209	1,446	308	74
Equity dividends paid	(268)	(217)	(71)	(35)	–
Other movements in net debt	(254)	16	128	131	37
Movement in net debt in period	(1,086)	202	1,460	349	(53)
Net debt at beginning of period	(2,132)	(3,218)	(3,016)	(3,016)	(1,556)
Net debt at end of period	(3,218)	(3,016)	(1,556)	(2,667)	(1,609)

Net Cash Outflow/Inflow from Operating Activities.

Net cash outflow from operating activities was £8 million in the six months ended 30 September 2003. Net cash inflow was £104 million in the six months ended 30 September 2002. The change was due principally to lower operating profits and legacy payments of £92 million relating to receivables discounting, pension contributions, litigation settlements and transition costs.

Net cash inflow from operating activities decreased between 2003 and 2002 by 60.8 per cent. or £326 million, to £210 million in 2003 from £536 million in 2002, and increased by 65.9 per cent. or £213 million between 2002 and 2001, to £536 million in 2002 from £323 million in 2001.

The three-year period was characterised by continued decreases in net cash inflow from operating activities primarily due to the Group's disposal programmes.

Returns on Investments and Servicing of Finance.

Cash flows relating to returns on investments and servicing of finance were £47 million in the six months ended 30 September 2003. Cash flows relating to returns on investments and servicing of finance were £85 million in the six months ended 30 September 2002. The change was due to the Group's lower interest payment obligations associated with its lower net debt position as a result of the disposal programmes. The three-year period was characterised by continued decreases in cash flows relating to returns on investments and servicing of finance primarily due to the Group's disposal programmes.

Taxation.

Cash flows relating to taxation was £50 million in the six months ended 30 September 2003. Cash flows relating to taxation was £26 million in the six months ended 30 September 2002. The higher taxation was due to £37 million of legacy payments relating to the settlement of tax audits from prior financial years. The three-year period was characterised by continued decreases in cash flows relating to taxation due to the reduction in operating profits, principally as a result of the Group's disposal programmes.

Capital Expenditure and Financial Investment.

Cash flows relating to capital expenditure and financial investment was £59 million in the six months ended 30 September 2003. Cash flows relating to capital expenditure and financial investment was £48 million in the six months ended 30 September 2002. The higher capital expenditure was due to £26 million spent on the new wind turbine gearbox manufacturing facility in Lommel, Belgium for Hansen. The three-year period was characterised by continued decreases in cash flows relating to capital expenditure and financial investment reduction in the size of the Group and a reduction in expenditure across the continuing operations to reflect market conditions for the Businesses.

Acquisitions and Disposals.

Cash flows relating to acquisitions and disposals were £74 million in the six months ended 30 September 2003. Cash flows relating to acquisitions and disposals were £308 million in the six months ended September 2002. Cashflows of £362 million from the sale of the Flow Controls business in the six months ended 30 September 2002 were offset by the purchase of a minority interest in Baan NV of £49 million. The principal proceeds from disposals in the six months ended 30 September 2003 were £64 million relating to Baan NV and £24 million relating to Teccor, offset by additional costs relating to prior year disposals. The three-year period was characterised by payments for acquisitions in the year ended 31 March 2001 and then switching to proceeds from the disposal programmes in the years ended 31 March 2002 and 2003.

Equity Dividends Paid.

Cash flows relating to equity dividends paid was £nil in the six months ended 30 September 2003. Cash flows relating to equity dividends paid was £35 million in the six months ended 30 September 2002. The Group did not declare a final dividend for the year ended 31 March 2003 and consequently there was no equity dividend paid in the six months ended 30 September 2003. Due to the position on distributable reserves, the Company is unable to pay dividends.

Other Movements in Net Debt.

The principal elements in other movements in net debt are exchange translation differences and net debt acquired or disposed in respect of the acquisition or disposal of subsidiaries. The periods under review are principally influenced by the movement of the US dollar and euro against pounds sterling. In net debt, there was a favorable translational gain of £37 million for the six months ended 30 September 2003, principally as a result of the benefits from a weaker US dollar exceeding the adverse effect of the strengthening in the euro. Over the three-year period, the only other significant movement relates to the debt of £54 million acquired through the purchase of Baan NV in the financial year ended 31 March 2001.

Net Debt.

Net debt was £1,609 million as at 30 September 2003. Net debt was £2,667 million as at 30 September 2002. The decrease was due principally to proceeds from the disposal programme. The three-year period was characterised firstly by an increase in net debt as the Group expanded with acquisitions, paid equity dividends, invested in capital expenditure as markets were buoyant and suffered from the negative impact of exchange in the year ended 31 March 2001. Secondly as the Group embarked on its disposal programme, cash flows from disposals enabled the Group to reduce its net debt in the years ended 31 March 2003 and 31 March 2002.

Historical Debt.

The following table summarises the principal payments of the Group due by period on a consolidated basis as at 30 September 2003.

This financial data has been extracted without material adjustment from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months ended 30 September 2003") of this document and should be read in conjunction with that Part.

	Principal Payments Due by Period				
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
			(£ millions)		
Bank loans, other loans and bank overdrafts	2,002	571	1,152	3	276
Finance lease commitments	3	1	2	–	–
Total debt	2,005	572	1,154	3	276

Total debt amounted to £2,005 million as at 30 September 2003, compared with £3,032 million as at 30 September 2002. Net debt (defined as total debt less cash and short-term deposits) amounted to £1,609 million as at 30 September 2003 compared with £2,667 million as at 30 September 2002.

Total debt amounted to £1,921 million as at 31 March 2003, compared with £3,522 million as at 31 March 2002, and £3,600 million as at 31 March 2001. Net debt amounted to £1,556 million as at 31 March 2003 compared with £3,016 million as at 31 March 2002, and £3,218 million as at 31 March 2001.

Adjusted Debt after the Implementation of the Refinancing Plan.

The following table summarises the principal payments of the Group due by period on a consolidated basis as at 30 September 2003 after adjusting for the proceeds of £374 million realised from the sale of the Metering business and the implementation of the Refinancing Plan. This unaudited pro forma summary of commitments of the Group has been extracted without material adjustment from Part IX ("Unaudited Pro Forma Financial Information") of this document and should be read in conjunction with it. This pro forma information has been prepared for illustrative purposes only to illustrate the effect on the commitments of the Group of the Refinancing Plan as if such had taken place on 30 September 2003. Because of its nature, this summary may not give a true picture of the financial position of the Group.

	Adjusted Principal Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(£ millions)		
Bank loans, other loans and bank overdrafts	1,287	56	10	–	1,221
High Yield Bonds	650	–	–	–	650
Finance lease commitments	3	1	2	–	–
Total debt	1,940	57	12	–	1,871

Total debt as at 30 September 2003, after adjusting for the proceeds of £374 million realised from the sale of the Metering business and the implementation of the Refinancing Plan would amount to £1,940 million. Net debt (defined as total debt less cash and short term deposits) would amount to £875 million.

Acquisitions and Joint Ventures.

Although the Group assesses potential acquisitions and joint venture opportunities from time to time, the Group does not currently have any material agreements, and is not currently in negotiations with regard to any agreement relating to a potential acquisition or joint venture.

The covenants relating to the High Yield Bonds and contained in the indenture in relation to the High Yield Bonds will contain certain provisions that will restrict the Group from taking various actions, including, subject to specified exceptions. The restrictions imposed on the Group by the High Yield Bonds may affect its ability to complete acquisitions and joint ventures. The Group's Senior Credit Facilities, as well as other of its debt which will remain outstanding after the effectiveness of the Refinancing Plan, also contain restrictions on acquisitions and joint ventures.

Capital Expenditures

From the financial year ended 31 March 2001 through the financial year ended 31 March 2003, the Group spent on average 3.0 per cent. of turnover per year on capital expenditures. The Group spent 3.4 per cent. of turnover on capital expenditures in the period ended 30 September 2003.

Off-balance Sheet Arrangements

The Company had contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £429 million as at 30 September 2003 and £242 million as at 31 March 2003 as compared to £573 million as at 31 March 2002.

This financial data has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") and from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") of this document and should be read in conjunction with these Parts.

Research and Development

Management believes that research and development is essential to maintaining and strengthening the market position of the Group through product improvements and innovation and creation of more efficient production processes. The research and development expenditure of the Group totalled £92 million for the six months ended 30 September 2003 (equal to 4.5 per cent. of turnover), compared to £120 million for the six months ended 30 September 2002 (equal to 4.4 per cent. of turnover), £222 million for the financial year ended 31 March 2003 (equal to 4.4 per cent. of turnover), £265 million for the financial year ended 31 March 2002 (equal to 3.8 per cent. of turnover) and £283 million for the financial year ended 31 March 2001 (equal to 3.6 per cent. of turnover).

The financial data for the years ended 31 March 2003 and 2002 has been extracted without material adjustment from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and should be read in conjunction with that Part.

Quantitative and Qualitative Disclosures about Market Risk

The financial risk management of the Group focuses on the major areas of market risk. The treasury policy of the Group seeks to ensure that adequate financial resources are available for the development of its businesses, while managing its currency, interest rate and counterparty risks. The Group's treasury operates within clearly defined guidelines that are approved by its board of directors. The Group's policy is not to engage in speculative transactions. Consequently, all transactions in financial instruments are exclusively for the purpose of managing and hedging interest rate and currency risk.

Currency Risk

In common with other international companies, the results of the Group's foreign subsidiaries are translated into pounds sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into pounds sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currencies to hedge the net assets of subsidiaries. The Group aims to hedge between 25 per cent. and 75 per cent. of its non-sterling assets in this manner, although in anticipation of the receipt of disposal proceeds in currencies other than pounds sterling, these obligations may be substantially increased for short periods. As a consequence, non-sterling borrowings are held primarily in US dollars, euros and Japanese yen. As at 30 September 2003, 77 per cent. of net debt was held in US dollars, 18 per cent. was held in euros and 13 per cent. was held in Japanese yen, the remainder being held in other currencies (2 per cent.) or in pounds sterling (the equivalent of net cash of 10 per cent.).

Currency transaction exposure arises where actual sales and purchases are made by any of the Group's businesses in a currency other than its own functional currency. Many of the Group's businesses source raw materials and sell their products within local markets in their functional currencies or match their currency of sale with their currency of purchase. These businesses have limited transaction exposure. Other Group businesses, operating mainly on a long-term contract basis, frequently have significant transaction exposure and are required to hedge their exposure when it becomes known. The cover for forecast but uncommitted cash flows is permitted by the Group only in exceptional cases.

Currency transaction exposure also arises from the capitalisation of subsidiaries, remittance from overseas of dividends through borrowings, the making of acquisitions or the receipt of surplus disposal proceeds. The Group's policy is to cover capitalisation and dividends when they are committed and to manage exposure relating to borrowings, acquisitions and disposals as far as possible as a translation exposure. In order to achieve this outcome, the Group uses forward currency contracts and, occasionally, currency options.

Interest Rate Risk

The Group's policy is to set the proportion of its fixed and floating rate debt taking into account factors such as interest rates, business cycles and the Group's level of financial leverage. This may result in significant levels of fixed or floating rate debt from time to time. Where appropriate, the Group fixes interest rates using fixed rate borrowings, forward rate agreements or interest rate swaps. As at 30 September 2003, 56 per cent. of the Group's net debt was in fixed rate form. Based on the Group's debt position on 30 September 2003, a one percentage point increase in US dollar interest rates would increase its net interest charge by £7 million. A one percentage point increase in euro interest rates would reduce its net interest charge by £1 million and a one percentage point increase in pounds sterling interest rates would reduce its net interest charge by £2 million.

Commodity Risk

The Group's exposure to commodity risks is very limited.

Counterparty Risk

The Group continually monitors the distribution of its cash assets, borrowing and other financial instruments against pre-determined limits in order to control the Group's financial exposure to any territory or institution.

The Group is also exposed to a certain level of credit risk through the Group's customers. The Group manages this risk through trade letters of credit, credit insurance contracts, strict control of credit limits advised by external agencies and, where appropriate, advance payments, among other methods.

Liquidity risk

The Group manages short-term fluctuations in liquidity with short-term variable rate instruments including overdrafts and uncommitted money market lines, complemented by short-term drawings under its committed revolving credit facilities. Surplus cash is minimised to the extent possible consistent with the need for liquidity in the many locations throughout the world where the Group maintains its operations. The Group monitors liquidity in many countries by monitoring electronically its position on a daily basis and in other countries through weekly cash reports.

To support the Group's uncommitted funding methods, the Group has available committed undrawn medium and short-term facilities. As of the date of this document, the Group has available undrawn, committed borrowing facilities totalling £528 million, of which £6 million extends beyond 12 months.

Contingencies and Retained Liabilities

In addition to the Group's borrowed money indebtedness, the Group has other substantial liabilities.

Pensions

The interaction of, among other things, increased life expectancy, poorly performing equity markets and low interest rates over the last several years has had a significant negative impact on the funding levels of the Group pension plans including the group plans in both the UK and the United States. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's extremely high proportion of pensioners relative to its active workforce. The UK Plan has approximately 113,500 participants, of which only approximately 5,000 are active. The US Plan has approximately 46,000 participants, of which only approximately 8,000 are active.

Although the outlook for the equity markets and interest rates have stabilised or improved over the last six months, with respect to both the UK Plan and the US Plan, any renewed decline in the equity market or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those expected.

United Kingdom. In the United Kingdom, the proportion of assets that can be invested in fixed interest securities is limited following a recent amendment to the trust deed. Although pension plan contribution levels are determined by the Group, the Group is currently obliged by a statutory minimum funding requirement ("MFR") to fund the UK Plan to a certain minimum level. The actuarial assumptions used for the MFR (which are nil) and for the purposes of the ongoing funding of the UK Plan are both different from the assumptions used for UK accounting purposes under FRS 17. The approximate funding deficit of the UK Plan disclosed in accordance with the requirements of FRS 17 was £357 million as at 30 September 2003.

The UK government has announced significant proposed changes to the regulatory framework for retirement benefits. These include the replacement of the current statutory minimum funding requirement with a new scheme specific funding requirement ("SSFR") and a proposed requirement for sponsoring employers that are not in liquidation to fund the scheme to a level to be able to meet the full buy-out costs of the rights of all scheme members (by purchasing annuities with an insurer) where a scheme is wound up on or after 11 June 2003. The proposed SSFR may introduce a new unilateral power for the UK Plan trustee to initiate a winding up of the UK Plan where it cannot agree funding with the employer. No details are yet available in relation to what restrictions, if any, may be imposed on the use of this power. In addition, the government has announced proposals to legislate to set up a new pensions regulator with significant additional powers in relation to UK pension schemes.

The trust deed of the UK Plan does not currently contain a unilateral power for the trustee of the UK Plan to wind up the UK Plan, however the trustee may make an application to the pensions regulator for an order to wind up the UK Plan. A winding up order can only be made under current law if the pensions regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order. Any new legislation may extend this power.

If the proposed changes to the regulatory framework for retirement benefits are adopted, and the UK Plan is wound up, the cost of buying out the benefits for all scheme members would be considerably more than the value placed on the liabilities (under FRS 17, the MFR or the ongoing funding basis) while the scheme is ongoing. Management has been advised by their actuarial advisers that the deficit in the UK Plan calculated on a winding up basis was approximately £1.4 billion as at 31 March 2003. If triggered, such a liability would have a material adverse effect on the Group's financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries.

United States. The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC"), which is empowered to seek a court order to terminate a plan under its oversight if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result the Company and each of its subsidiaries in which it holds at least 80 per cent. of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which amounted to approximately $680 million as of 31 December 2003. If such underfunded amount were not to be paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30 per cent. of the net assets of all members of the ERISA controlled group. The expected minimum funding contributions under the US Plan are expected to be approximately $43 million in the financial year ended 31 March 2004, $21 million in the financial year ended 31 March 2005, $22 million in the financial year ended 31 March 2006 and $203 million in the financial year ended 31 March 2007. The contributions have been estimated on the assumption that proposals before both Houses of the United States Congress are enacted. In the event that the bills are not passed larger annual minimum contributions may be required but such amounts cannot be reliably estimated at this time. The expected funding contributions are subject to a number of uncertainties, based on among other things, the development of equity markets, the level of interest rates, the asset mix in the US Plan and the final form of the proposed legislative changes.

Other. Apart from the UK and US pension plans the Group's other defined benefit schemes are relatively stable. The Group's US retiree health plans are an unfunded obligation for which a provision of $116 million is held as at 30 September 2003. While falling interest rates have increased the Group's liability under this scheme, Invensys believes the current reserves to be adequate in the circumstances. The Group also had a provision of £68 million as at 31 March 2003 in respect of its German unfunded pension liabilities. A fall in interest rates would serve to increase these liabilities but given that decreases in relevant euro rates have been small, management believes the current reserves to be adequate in the circumstances.

Asbestos and Silica

Group entities are defendants in a number of lawsuits in the United States and the United Kingdom in which the plaintiffs claim damages for personal injury arising from exposure to asbestos. The Group is also a defendant in a number of silica claims, and a lesser number of asbestos claims in the United States in which the plaintiffs claim damages for personal injury allegedly resulting from the failure of respirators made by a former Group entity to filter silica or asbestos dust. The potential exposure to the Group from these claims is reduced by available insurance, indemnification and cost sharing arrangements. In the financial year ended 31 March 2003, the Group's share of litigation and settlement costs totalled approximately US$2 million (£1 million).

Environment

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. The Group continually monitors and manages its exposure to environmental liabilities and has adopted an environmental policy that includes implementing a compliance programme at each of its manufacturing facilities. The Group is currently aware of expected environmental

liabilities which consist primarily of retained liabilities of disposed businesses and environmental remediation projects at 2 current and 14 former manufacturing facilities. Of the expected environmental liability exposure, £41 million as at 30 September 2003 is provided for in the Group's accounts and £3 million is expected to be covered by the Group's insurance policies.

Tax

The Group is subject to retained or legacy tax liabilities resulting primarily from disposal of businesses and related activities and tax disputes originating from the Group's predecessor entities BTR plc and Siebe plc. As at 30 September 2003, the Group provided £151 million against these items in accordance with the principles of FRS 12. The expected cash outflows from the provision are £25 million in the six months ended 31 March 2004, £47 million and £67 million in the financial years ended 31 March 2005 and 2006. The balance of £12 million in the provision is expected to be paid after 31 March 2006.

Discounting

The Group finances its working capital requirements partially through receivables discounting where it pre-sells insured trade receivables at an agreed discount rate to financing banks, in particular National Westminster Bank plc and Barclays Bank plc. If the Group were unable to engage in receivables financing in this manner it would have to seek alternative means to finance its working capital requirements. Under the arrangements, the financing banks can usually terminate the facility in their discretion. In addition, if the receivables that are pre-sold under the facilities belong to a business that is disposed from the Group, such receivables will no longer be eligible for the facility and the Group will need to fund the relevant amount. As of 30 September 2003, the Group's liability under its receivables discounting agreements amounted to £180 million.

Transition Costs

In conjunction with the Company's decision, announced in early 2003, to narrow the focus of the Group and embark on a programme of additional disposals, it was recognised that there would be cash outflows associated with the programme. These outflows were estimated at £100 million cash, plus certain asset write-offs. The most significant portion of the transition costs are leasehold property exit costs. The Group has a substantial portfolio of leasehold properties, many of which are currently surplus to the Group's operational requirements. The net cash cost of exiting from the surplus property portfolio is estimated at approximately £50 million, taking into account the expected proceeds from the sale of surplus freehold properties. A reserve of £50 million was made at 30 September 2003 to cover the expected incremental cash cost (over and above the existing reserves of £21 million) of exiting the Group's surplus leasehold properties. The balance of transition costs are related to severance costs, costs of exiting global contracts and professional fees associated with the transition.

The following is the text of a report from Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London
SE1 2AF

The Directors
Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX

The Directors
Cazenove & Co. Ltd.
20 Moorgate
London, EC2R 6DA

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London, EC2N 2DB

The Directors
Morgan Stanley & Co. International Ltd.
25 Cabot Square
London, E14 4QA

5 February 2004

Dear Sirs

INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus of Invensys plc dated 5 February 2004.

Basis of preparation

The financial information as set out below is based on the audited consolidated financial statements of Invensys plc for the three years ended 31 March 2001, 2002 and 2003. The financial information has been prepared on the basis set out under "Basis of Preparation" in Accounting Policies below.

Responsibility

Such financial statements are the responsibility of the directors of Invensys plc who approved their issue.

The directors of Invensys plc are responsible for the contents of the prospectus, dated 5 February 2004, in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the

audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Going concern

In forming our opinion, we have considered the disclosures made under "Basis of Preparation" in Accounting Policies in the financial information below concerning the Group's Refinancing Plan and the need for alternative sources of working capital in the event that the Refinancing Plan does not complete. In view of the significance of the uncertainties associated with these matters, we consider that they should be drawn to your attention but our opinion is not qualified in this respect. These uncertainties will be resolved upon completion of the Refinancing Plan.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 5 February 2004, a true and fair view of the state of affairs of Invensys plc as at the dates stated and of its profits and losses, cash flows and recognised gains and losses for the periods then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	2001 £m	2002 £m	2003 £m
		For the years ended 31 March		
Turnover				
Continuing operations		4,434	3,997	3,688
Discontinued operations		3,429	2,975	1,330
	1	7,863	6,972	5,018
Operating profit before exceptional items, goodwill amortisation and goodwill impairment*				
Continuing operations		461	276	154
Discontinued operations		473	273	131
	1	934	549	285
Operating exceptional items				
Restructuring costs	2	(292)	(223)	(119)
Market related write downs	2	–	(76)	–
		(292)	(299)	(119)
Operating profit before goodwill amortisation and goodwill impairment		642	250	166
Goodwill amortisation	1	(98)	(124)	(122)
Goodwill impairment	2	–	–	(585)
Operating profit/(loss)		544	126	(541)
Share of operating (losses)/profits of associated undertakings				
Discontinued operations	7	(5)	2	–
Total operating profit/(loss)				
Continuing operations	3	240	(9)	(8)
Discontinued operations	3	299	137	(533)
		539	128	(541)
Corporate exceptional items				
Fundamental reorganisation costs	2	–	(172)	–
Costs of closure	2	(24)	(45)	(29)
Loss on sale of fixed assets	2	(12)	(34)	(12)
Loss on disposal of operations	2	(126)	(565)	(664)
Profit/(loss) on ordinary activities before interest and taxation	1	377	(688)	(1,246)
Net interest payable and similar charges	8	(227)	(170)	(113)
Other finance income – FRS 17	6	–	–	30
Profit/(loss) on ordinary activities before taxation	4	150	(858)	(1,329)
Tax on profit/(loss) on ordinary activities	9	(74)	(9)	(57)
Profit/(loss) on ordinary activities after taxation		76	(867)	(1,386)
Minority interests – equity		(6)	(2)	6
Profit/(loss) for the financial year	23	70	(869)	(1,380)
Dividends	10	(268)	(70)	(35)
Retained loss for the financial year		(198)	(939)	(1,415)
Earnings/(loss) per share (basic and diluted)	11	2.0p	(24.8)p	(39.4)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	11	13.7p	7.7p	2.6p

* Operating profit before exceptional items, goodwill amortisation and goodwill impairment is analysed as follows:

	2001 £m	2002 £m	2003 £m
Before charging pension costs	938	549	330
Pension costs	(4)	–	(45)
After charging pension costs	934	549	285

CONSOLIDATED BALANCE SHEET

	Notes	2001	2002	2003
		At 31 March		
		£m	£m	£m
Fixed assets				
Intangible assets – goodwill	12	1,635	1,512	746
Tangible assets	13	2,103	1,515	880
Investments in associated undertakings	14	20	14	4
Other investments	14	47	59	30
		3,805	3,100	1,660
Current assets				
Stocks	15	1,213	824	489
Debtors: amounts falling due within one year	16	2,160	1,490	1,053
Debtors: amounts falling due after more than one year	16	435	510	129
Investments	14	48	33	31
Cash and short-term deposits		382	506	365
		4,238	3,363	2,067
Creditors: amounts falling due within one year				
Short-term borrowings	17	(2,032)	(1,066)	(136)
Other creditors	17	(2,542)	(1,748)	(1,477)
		(4,574)	(2,814)	(1,613)
Net current (liabilities)/assets		(336)	549	454
Total assets less current liabilities		3,469	3,649	2,114
Creditors: amounts falling due after more than one year				
Long-term borrowings	18	(1,568)	(2,456)	(1,785)
Other creditors	18	(125)	(117)	(23)
		(1,693)	(2,573)	(1,808)
Provisions for liabilities and charges	21	(827)	(686)	(322)
Net assets/(liabilities) excluding pension liability		949	390	(16)
Pension liability	6	–	–	(885)
	1	949	390	(901)
Capital and reserves				
Called up share capital	22	875	875	875
Share premium account	23	15	15	15
Capital redemption reserve	23	83	83	83
Capital reserve	23	202	210	2,047
Profit and loss account	23	(487)	(1,039)	(4,107)
Shareholders' funds/(deficit) – equity		688	144	(1,087)
Minority interests – including non-equity	24	261	246	186
		949	390	(901)

CONSOLIDATED CASH FLOW STATEMENT

	Notes	2001 £m	2002 £m	2003 £m
		For the years ended 31 March		
Net cash inflow from operating activities	27	323	536	210
Returns on investments and servicing of finance	27	(218)	(170)	(115)
Taxation	27	(135)	(43)	(62)
Capital expenditure and financial investment	27	(241)	(129)	(76)
Acquisitions and disposals	27	(293)	209	1,446
Equity dividends paid		(268)	(217)	(71)
Cash (outflow)/inflow before use of liquid resources and financing		(832)	186	1,332
Management of liquid resources	27	257	(104)	69
Financing				
Issue of ordinary shares	27	4	–	–
Increase/(decrease) in debt	27	605	–	(1,417)
Increase/(decrease) in cash in year		34	82	(16)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Notes	2001 £m	2002 £m	2003 £m
		For the years ended 31 March		
Increase/(decrease) in cash		34	82	(16)
Cash (inflow)/outflow from (increase)/decrease in debt	27	(605)	–	1,417
Cash (inflow)/outflow from (decrease)/increase in liquid resources	27	(257)	104	(69)
Change in net debt resulting from cash flows	27	(828)	186	1,332
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	27	(62)	2	15
New finance leases	27	(2)	(1)	–
Exchange movements	27	(194)	15	113
Movement in net debt		(1,086)	202	1,460
Net debt at beginning of year	27	(2,132)	(3,218)	(3,016)
Net debt at end of year	27	(3,218)	(3,016)	(1,556)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	2001	2002	2003
		For the years ended 31 March		
		£m	£m	£m
Profit/(loss) for the financial year	23	70	(869)	(1,380)
Currency translation differences on foreign currency net investments, net of tax	23	5	(52)	51
Actuarial loss recognised on pension schemes		–	–	(1,038)
Deferred tax relating to actuarial loss on pension schemes		–	–	70
		75	(921)	(2,297)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Notes	2001	2002	2003
		For the years ended 31 March		
		£m	£m	£m
Profit/(loss) for the financial year	23	70	(869)	(1,380)
Dividends	10	(268)	(70)	(35)
		(198)	(939)	(1,415)
Currency translation differences on foreign currency net investments, net of tax	23	5	(52)	51
Share capital issued, including options		4	–	–
Other recognised gains and losses		–	–	(968)
Goodwill written back on disposals	23	93	447	1,213
		(96)	(544)	(1,119)
Opening shareholders' funds		784	688	144
Prior year adjustment – FRS 17	6	–	–	(112)
Opening shareholders' funds (restated)		784	688	32
Closing shareholders' funds/(deficit)		688	144	(1,087)

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Refinancing plan

On 5 February 2004 the Group announced the launch of a Refinancing Plan consisting of the following transactions:

- the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 New Ordinary Shares at an issue price of 21.50 pence per New Ordinary Share by way of a fully underwritten placing and open offer (the "Placing and Open Offer");
- the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds or, if the High Yield Bonds are not issued on or by Admission, under the Bridge Facility; and
- the arrangement of the new up to £1.6 billion Senior Credit Facilities.

The Placing and Open Offer, the issue of the High Yield Bonds (or drawdown under the Bridge Facility), and the completion of the Senior Credit Facilities are interconditional.

The issue of the New Ordinary Shares pursuant to the Placing and Open Offer has been underwritten by the Underwriters who have undertaken to subscribe for any of the New Ordinary Shares not taken up by Placees or Shareholders pursuant to the Open Offer. The Underwriters' commitments are subject to a number of conditions precedent including:

- the passing of the Resolutions;
- prior to Admission there having been, in the opinion of the Underwriters, no material adverse change relating to the Group;
- prior to Admission there having been, in the opinion of the Underwriters, no material adverse change in the financial markets;
- the conditions precedent to the offering of the High Yield Bonds (or the Bridge Facility) and to the Senior Credit Facilities having been satisfied or waived, subject to Admission; and
- Admission.

The Senior Credit Facilities have been underwritten by Deutsche Bank subject to a number of conditions precedent including:

- the relevant facility agent receiving confirmation that the net proceeds from either the issue of the High Yield Bonds or an equivalent amount drawn under the Bridge Facility will be received following Admission;
- prior to Admission there having been, in the opinion of Deutsche Bank, no material adverse change relating to the Group;
- prior to Admission there having been, in the opinion of Deutsche Bank, no material adverse change in the financial markets;
- on or prior to Admission, execution of a facility agreement and ancillary documentation related thereto; and
- Admission

The Bridge Facility (which will be drawn if the High Yield Bonds are not issued on or by Admission) has been underwritten by Deutsche Bank subject to a number of conditions precedent including the conditions to the Senior Credit Facilities (other than the condition precedent relating to receipt of the net proceeds of the High Yield Bonds or the Bridge Facility) having been satisfied or waived subject only to Admission.

Accordingly, whilst the Board has taken reasonable steps to minimise the risk of the Refinancing Plan not becoming effective, there can be no guarantee that all of the necessary conditions will be satisfied, in which case no aspect of the Refinancing Plan will proceed. If the necessary conditions are satisfied, the Refinancing Plan is expected to become effective on 5 March 2004. Admission is expected on 5 March 2004 and until that time there remains a risk associated with the inter-conditionality of the Refinancing Plan.

If, however, the Refinancing Plan does not complete, then unless sufficient proceeds are received from business disposals, the Board is of the opinion that having regard to existing cash resources and available bank and other facilities, the Group would only have sufficient working capital until June 2004, after which time additional sources of working capital would be required to *inter alia*:

- repay in full all amounts outstanding under the Group's US$1.5 billion (£820 million) multi-currency revolving credit facility when it matures in June 2004, of which US$532 million was outstanding at 4 February 2004;
- repay the outstanding €500 million 5.5 per cent. Notes due 1 April 2005 issued by Invensys under its medium term note programme;
- repay the outstanding US$37 million 6.4 per cent. Guaranteed Senior Notes due 13 August 2005 issued by BTR Dunlop Finance Inc. under a note purchase agreement dated 12 August 1998; and
- repay in full all amounts outstanding under the Group's US$2.35 billion (of which only US$1.46 billion (£798 million) is now available to be drawn) multi-currency revolving credit facility when it matures in August 2005, of which US$1.45 billion was outstanding as at 4 February 2004.

The Board believes that the Refinancing Plan represents the only viable route to secure a financial platform for the Group in the longer term.

Whilst there are uncertainties as to the outcome of the Refinancing Plan, the Directors believe that the Refinancing Plan will be completed. The financial information has therefore been prepared on the going concern basis which assumes that the Group will continue in operational existence for the foreseeable future.

The validity of this assumption depends on the successful completion of the Refinancing Plan or the availability of alternative sources of working capital beyond June 2004. The financial information does not include any adjustments that would be necessary if Shareholder approval for the Refinancing Plan is not obtained, or if any of the other conditions precedent of the Refinancing Plan are not met, and alternative sources of working capital beyond June 2004 cannot be obtained.

Basis of consolidation

The financial information consolidates the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings drawn up to 31 March each year. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

Foreign currencies

The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Exchange rates

The results for the financial year have been translated into sterling at the following average exchange rates:

	For the years ended 31 March		
	2001	**2002**	**2003**
Average exchange rates for the period			
US$ to £1	1.48	1.43	1.54
Euro to £1	1.64	1.62	1.56
Yen to £1	164.21	179.68	188.14

The balance sheet has been translated into sterling at the following year end exchange rates:

	At 31 March		
	2001	2002	2003
Year end exchange rates			
US$ to £1	1.42	1.42	1.58
Euro to £1	1.61	1.63	1.45
Yen to £1	178.16	188.73	187.43

Turnover

Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development

Research and development expenditure is expensed as incurred.

Pension costs and other post-retirement benefits

On 1 April 2003, Invensys changed its accounting policy in respect of pensions and other post-retirement benefits and adopted the accounting requirements of Financial Reporting Standard No. 17: Retirement Benefits (FRS 17). Prior to this date pensions and other post-retirement benefits had been accounted for in accordance with Statement of Standard Accounting Practice No. 24: Pension Costs (SSAP 24) although the transitional disclosures required by FRS 17 were made in the accounts for years ended 31 March 2003 and 2002.

The complex transitional arrangements within FRS 17 were designed for the gathering and disclosure of actuarial data over a two year period prior to full adoption of the accounting requirements of the standard. In the case of Invensys, such data was intended to facilitate the full adoption of the standard for the year ending 31 March 2004 and restatement of the accounts for the year ended 31 March 2003. The information that would be necessary to enable the restatement of the accounts for the years ended 31 March 2002 and 31 March 2001 was not required to be collected contemporaneously and could not now be satisfactorily reconstructed.

Accordingly, the balance sheet at 31 March 2003 and profit and loss account for the year then ended are stated under FRS 17, whilst the balance sheets at 31 March 2002 and 2001 and profit and loss accounts for each of the years then ended cannot be restated and therefore continue to be stated under SSAP 24.

FRS 17 basis - year ended 31 March 2003

Pensions and post-retirement benefits are reported under FRS 17 for the year to 31 March 2003. The regular service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance income – FRS 17. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the schemes being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net deficit on defined benefit pension schemes is reported on the balance sheet within the pension liability. This is net of related deferred tax.

SSAP 24 basis - years ended 31 March 2002 and 31 March 2001

For the years to 31 March 2002 and 31 March 2001, the Group has continued to account for pensions and post-retirement benefits in accordance with SSAP 24. The expected costs of providing pensions and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of our actuaries, and provision is made in the accounts along with the associated deferred taxation effect. Provisions and deferred taxation relating to pensions and post-retirement benefits are included on the balance sheet within provisions for liabilities and charges.

Goodwill

On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic

life, depending on the nature of the acquisition for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that Financial Reporting Standard No. 10: Goodwill and Intangible Assets (FRS 10) became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to disposals in the year.

Depreciation of tangible fixed assets

Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost:

Freehold land	Nil
Freehold buildings	2 to 2.5 per cent.
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35 per cent.
Computer software systems	10 to 25 per cent.

Impairment of tangible fixed assets and goodwill

Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Stocks

Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Cash and borrowings

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more or a right to pay less or to receive more tax, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets, that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivatives and other financial instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Interest rate swaps

Interest rate swaps are revalued to fair value for disclosure in note 28. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability.

Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves.

Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the profit and loss account. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate over the life of the instrument.

NOTES TO THE FINANCIAL INFORMATION

1. SEGMENTAL ANALYSIS

Following the decision to retain the Appliance Controls and Climate Controls businesses and to implement the Refinancing Plan the Group has removed its existing divisional structure and will instead operate through the business divisions set out below. The previously published segmental analysis has been restated to reflect this change.

	Turnover			Operating profit*			Net operating assets		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Process Systems	760	858	771	54	29	42	363	305	235
Eurotherm	147	127	119	23	19	19	45	34	29
APV	442	387	382	21	7	19	101	46	42
Rail Systems	361	350	404	40	42	55	61	61	39
Climate Controls	850	826	743	135	124	74	437	373	304
Appliance Controls	452	409	394	64	52	61	250	226	174
Powerware	847	630	493	99	33	28	238	173	90
LHB	575	410	382	42	(23)	(26)	267	257	177
Corporate costs	–	–	–	(84)	(69)	(118)	–	–	–
Pension actuarial variation***	–	–	–	67	62	–**	–	–	–
Continuing operations	4,434	3,997	3,688	461	276	154	1,762	1,475	1,090
Discontinued operations	3,429	2,975	1,330	473	273	131	1,464	875	62
	7,863	6,972	5,018	934	549	285	3,226	2,350	1,152
Operating exceptional items				(292)	(299)	(119)			
Goodwill amortisation				(98)	(124)	(122)			
Goodwill impairment				–	–	(585)			
Share of operating (losses)/profits of associated undertakings				(5)	2	–			
Corporate exceptional items				(162)	(816)	(705)			
Profit/(loss) on ordinary activities before interest and taxation				377	(688)	(1,246)			

	Turnover			Operating profit*			Net operating assets		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Geographical analysis by origin									
United Kingdom	453	412	437	50	42	30	108	76	38
Rest of Europe	846	831	834	91	72	59	245	245	258
North America	2,185	1,973	1,722	197	121	156	909	702	426
South America	174	134	78	24	7	(1)	102	77	36
Asia Pacific	747	599	562	115	39	25	392	366	320
Africa and Middle East	29	48	55	1	2	3	6	9	12
Corporate costs	–	–	–	(84)	(69)	(118)	–	–	–
Pension actuarial variation	–	–	–	67	62	–	–	–	–
Continuing operations	4,434	3,997	3,688	461	276	154	1,762	1,475	1,090
Discontinued operations	3,429	2,975	1,330	473	273	131	1,464	875	62
	7,863	6,972	5,018	934	549	285	3,226	2,350	1,152
Operating exceptional items				(292)	(299)	(119)			
Goodwill amortisation				(98)	(124)	(122)			
Goodwill impairment				–	–	(585)			
Share of operating (losses)/profits of associated undertakings				(5)	2	–			
Corporate exceptional items				(162)	(816)	(705)			
Profit/(loss) on ordinary activities before interest and taxation				377	(688)	(1,246)			
Borrowings							(3,600)	(3,522)	(1,921)
Cash and short-term deposits							382	506	365
Deferred tax							(214)	(177)	(67)
Taxation							(298)	(244)	(291)
Dividends							(182)	(35)	–
Goodwill							1,635	1,512	746
Pension liability							–	–	(885)
Net assets/(liabilities) per consolidated balance sheet							949	390	(901)

* Before exceptional items, goodwill amortisation and goodwill impairment.

** For comparative purposes, note 6 (ii) presents pension costs and the actuarial variation for the year ended 31 March 2003 on the basis that the Group had continued to account for pensions and post-retirement benefits in accordance with SSAP 24.

*** The pension actuarial variation is disclosed separately within the segmental analysis above. If this variation was allocated to the individual business divisions, the split for 2002 would be as follows: Process Systems £18 million, Eurotherm £3 million, APV £5 million, Rail Systems £3 million; Climate Controls £9 million, Appliance Controls £4 million, Powerware £8 million, LHB £9 million and corporate costs £3 million (2001 £20 million, £3 million, £6 million, £3 million, £10 million, £5 million, £9 million, £8 million and £3 million respectively).

	Turnover		
	2001	2002	2003
	£m	£m	£m
Geographical analysis of turnover by destination			
United Kingdom	418	392	394
Rest of Europe	906	859	869
North America	2,028	1,854	1,622
South America	216	147	101
Asia Pacific	775	635	592
Africa and Middle East	91	110	110
Continuing operations	4,434	3,997	3,688
Discontinued operations	3,429	2,975	1,330
	7,863	6,972	5,018

	Turnover			Operating profit*			Net operating assets		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical analysis by origin for discontinued operations									
United Kingdom	320	258	47	37	8	(4)	256	59	3
Rest of Europe	879	793	286	73	48	(10)	124	2	(53)
North America	1,880	1,643	909	330	205	149	959	718	112
South America	59	36	26	7	3	1	21	14	4
Asia Pacific	270	232	56	23	9	(6)	97	80	(6)
Africa and Middle East	21	13	6	3	–	1	7	2	2
	3,429	2,975	1,330	473	273	131	1,464	875	62

* Before exceptional items, goodwill amortisation and goodwill impairment.

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items			Goodwill amortisation			Net book value of goodwill		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Process Systems	48	32	32	19	23	22	231	247	209
Eurotherm	4	6	–	9	8	8	162	128	123
APV	16	24	13	–	–	–	3	3	3
Rail Systems	–	3	1	–	–	–	1	1	1
Climate Controls	10	30	10	1	2	1	29	28	26
Appliance Controls	9	9	4	–	–	–	–	–	–
Powerware	29	61	7	10	10	10	91	167	144
LHB	24	33	10	8	7	8	229	124	95
Corporate costs	34	37	16	–	–	–	–	–	–
Continuing operations	174	235	93	47	50	49	746	698	601
Discontinued operations	118	64	26	51	74	73	889	814	145
	292	299	119	98	124	122	1,635	1,512	746

2. EXCEPTIONAL ITEMS AND GOODWILL IMPAIRMENT

	2001 £m	2002 £m	2003 £m
Operating exceptional items			
Restructuring costs	(292)	(223)	(119)
Market related write downs	–	(76)	–
Total operating exceptional items excluding goodwill impairment	(292)	(299)	(119)
Goodwill impairment	–	–	(585)
Corporate exceptional items			
Fundamental reorganisation costs			
Within continuing operations	–	(167)	–
Within discontinued operations	–	(5)	–
	–	(172)	–
Costs of closure			
Within continuing operations	(24)	–	–
Within discontinued operations	–	(45)	(29)
	(24)	(45)	(29)
Loss on sale of fixed assets			
Within continuing operations	(11)	(25)	(13)
Within discontinued operations	(1)	(9)	1
	(12)	(34)	(12)
(Loss)/profit on disposal of discontinued operations			
Rexnord	–	–	259
Flow Control	–	–	125
Sensor Systems	–	–	155
Fasco Motors	–	–	111
Drive Systems	–	–	62
Energy Storage	–	(4)	(27)
Hoffman	–	25	–
Brook Crompton	–	(68)	–
Crompton Instruments	–	2	–
CompAir	–	(68)	(54)
Other	(33)	27	(51)
Disposal of FRS 17 liabilities	–	–	18
	(33)	(86)	598
Goodwill charged on sale of discontinued operations	(93)	(479)	(1,321)
Settlements and curtailments (FRS 17)	–	–	59
Loss on disposal of operations	(126)	(565)	(664)
Total corporate exceptional items	(162)	(816)	(705)
Total exceptional items and goodwill impairment	(454)	(1,115)	(1,409)

Restructuring costs of £119 million (2002 £223 million; 2001 £292 million) include £nil in respect of asset write-downs (2002 £37 million; 2001 £nil) associated with the strategic review in 2002 (see below), and £64 million (2002 £73 million; 2001 £151 million) of redundancy and severance costs.

In 2003, the Group undertook a review of the carrying value of goodwill capitalised on the balance sheet. This review led to a £585 million impairment charge, principally related to Baan, being recorded in the accounts. A discount rate of 9.0 per cent. was applied.

In 2002, the Group undertook a strategic review that resulted in certain specific assets becoming impaired. The review, together with the refocus and reorganisation of the Group's business, meant that the full value of those assets could not be fully realised. Fundamental reorganisation costs of £172 million (2001 £nil) included £127 million of strategy related write downs and £45 million of ongoing restructuring costs.

In addition in 2002, market related write downs of £76 million (2001 £nil) relate to the former Power Systems division where certain assets had become impaired as a result of the significant downturn in the economic environment in which its businesses operate.

Goodwill charged on the disposal of discontinued operations in 2003 comprises Rexnord £554 million, Flow Control £98 million, Sensor Systems £136 million, Fasco Motors £354 million, Drive Systems £101 million and Other £78 million. In 2002, this comprises Energy Storage £285 million, Hoffman £nil, Brook Crompton £129 million, Crompton Instruments £24 million, CompAir £21 million and Other £20 million.

The disposals are further analysed as follows:

	2001	2002	2003
	£m	£m	£m
Fixed assets	200	292	472
Cash	15	7	19
Working capital	110	167	422
Finance leases	(3)	(2)	(1)
Bank loans and overdrafts	(48)	–	–
Provisions	(29)	(51)	(13)
Minority interests	(56)	(8)	(3)
Pension liability	–	–	(113)
Net assets divested	189	405	783
Advisor and professional fees	11	24	52
Other directly related costs	60	88	176
Goodwill on disposals	93	479	1,321
Loss on disposal	(126)	(565)	(664)
Settlements and curtailments (FRS 17)	–	–	(59)
Sale consideration	227	431	1,609

In 2003, the sale consideration was wholly satisfied by cash (2002 cash of £333 million and £98 million of loan notes and deferred consideration; 2001 cash of £224 million and £3 million of deferred consideration).

3. TOTAL OPERATING PROFIT/(LOSS)

	Continuing operations 2001	Discontinued operations 2001	Total 2001	Continuing operations 2002	Discontinued operations 2002	Total 2002	Continuing operations 2003	Discontinued operations 2003	Total 2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	4,434	3,429	7,863	3,997	2,975	6,972	3,688	1,330	5,018
Cost of sales	(3,254)	(2,325)	(5,579)	(3,025)	(2,040)	(5,065)	(2,769)	(961)	(3,730)
Gross profit	1,180	1,104	2,284	972	935	1,907	919	369	1,288
Distribution costs	(36)	(72)	(108)	(28)	(67)	(95)	(31)	(20)	(51)
Administrative costs	(683)	(559)	(1,242)	(668)	(595)	(1,263)	(734)	(218)	(952)
Operating profit	461	473	934	276	273	549	154	131	285
Operating exceptional items	(174)	(118)	(292)	(235)	(64)	(299)	(93)	(26)	(119)
Goodwill amortisation	(47)	(51)	(98)	(50)	(74)	(124)	(49)	(73)	(122)
Goodwill impairment	–	–	–	–	–	–	(20)	(565)	(585)
Share of operating (losses)/profits of associated undertakings	–	(5)	(5)	–	2	2	–	–	–
Total operating profit/(loss)	240	299	539	(9)	137	128	(8)	(533)	(541)

The total restructuring costs of £119 million (2002 £223 million; 2001 £292 million) together with £nil (2002 £27 million; 2001 £nil) of market related write downs, £585 million (2002 £nil; 2001 £nil) of goodwill impairment plus £122 million (2002 £124 million; 2001 £98 million) of goodwill amortisation are classified as administrative costs, which therefore total £1,778 million (2002 £1,637 million; 2001 £1,632 million). Market related write downs of £nil (2002 £49 million; 2001 £nil) are classified as cost of sales which therefore total £3,730 million (2002 £5,114 million; 2001 £5,579 million).

4. PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) on ordinary activities before taxation is stated after charging the following:

	2001	2002	2003
	£m	£m	£m
Depreciation of tangible fixed assets			
Owned	263	258	157
Held under finance leases	2	2	2
Provision for impairment of tangible fixed assets	–	95	–
Provision for impairment of goodwill	–	–	585
Amortisation of goodwill	98	124	122
Operating lease rentals			
Hire of plant and machinery	64	63	49
Other	68	70	62
Research and development	283	265	222

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2003 were £6 million (2002 £6 million; 2001 £4 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £10 million (2002 £15 million; 2001 £5 million) and non-UK Group companies £5 million (2002 £4 million; 2001 £3 million). Fees paid in respect of these other services are analysed as follows:

	2001	2002	2003
	£m	£m	£m
Transaction support relating to acquisitions and disposals	2	9	5
Provision of services relating to Group financing and working capital management	–	3	4
Taxation advisory services	2	3	4
Public company reporting on overseas regulated markets	2	2	1
Other local reporting and statutory audits	1	1	1
Other risk management and assurance services	1	1	–
	8	19	15

5. STAFF NUMBERS AND COSTS AND DIRECTORS' REMUNERATION AND INTERESTS

(i) Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2001	2002	2003
Marketing and distribution	12,664	11,809	9,157
Production	68,123	59,534	45,501
Technical	6,117	6,527	4,552
Finance and administration	6,615	5,810	4,173
	93,519	83,680	63,383

The aggregate payroll costs of these people were as follows:

	2001	2002	2003
	£m	£m	£m
Wages and salaries	1,846	1,810	1,330
Social security costs	222	203	144
Pension, post-retirement and other payroll costs	139	114	138
	2,207	2,127	1,612

(ii) Directors' remuneration

The remuneration of the executive directors for the years ended 31 March was as follows:

	Note	Total 2001	Total 2002	Salary	Benefits	Supplementary pension payment	Bonuses	Total 2003
		£	£	£	£	£	£	£
Current directors								
R N Haythornthwaite	1,2,5	–	645,276	660,000	24,861	105,600	–	790,461
A N Hennah	3	–	–	162,303	23,533	–	88,125	273,961
Former directors								
J F Mueller		566,063	–	–	–	–	–	–
K A O'Donovan	4	454,686	455,761	354,808	30,959	–	–	385,767
A M Yurko		869,652	727,987	–	–	–	–	–
		1,890,401	1,829,024					1,450,189

Notes

(1) The 2002 remuneration for R N Haythornthwaite relates to the seven month period 1 September 2001 to 31 March 2002.

(2) R N Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in footnote 1 to the table included in (v) Directors' pensions entitlements.

(3) A N Hennah was appointed to the Board of Directors on 23 October 2002 and the emoluments disclosed relate to the period from this date to 31 March 2003.

(4) K A O'Donovan retired from the Board of Directors on 31 December 2002 and received no compensation in relation to her retirement. The emoluments disclosed relate to the period to 31 December 2002, save that the benefits of £30,959 include an amount of £3,696 being the value attributable to her being allowed to retain the use of her Company car until 31 March 2003. In recognition of her service and her remaining with the Company to ensure an efficient transition to her successor, A N Hennah, the Remuneration Committee determined that her outstanding options should remain exercisable for a period following her cessation as detailed in the table in (iv) Share schemes, in accordance with the rules of the various option schemes. She has subsequently been appointed as the Chairman of the Board of the Company's pension company (which is independent to the Company), the annual fees for which are £50,000 (which will be paid directly by the pension fund). In the year to 31 March 2002, she waived her entitlement to receive a bonus of £106,000.

(5) The emoluments of the highest paid director, R N Haythornthwaite, excluding pension rights were £790,461 (2002 £727,987 paid to A M Yurko for the period 1 April 2001 to 31 January 2002; 2001 £869,652 paid to A M Yurko).

The fees paid to the non-executive directors were as follows:

	Note	Total 2001	Total 2002	Total 2003
		£	£	£
Current directors				
L E Farmer		–	3,833	33,250
J-C Guez	1	–	–	6,120
M Jay	1	–	–	6,120
A E Macfarlane	2	–	–	997
S M Robertson		28,000	28,000	28,000
Former directors				
R P Bauman	3	31,000	36,250	9,572
Sir Philip Beck		32,500	43,750	33,250
R L Börjesson		30,250	30,250	38,250
H R Collum		38,250	37,500	–
Sir Graham Hearne	4	37,500	39,750	36,750
Lord Marshall	5	250,000	250,000	250,000
P Scaroni	6	–	–	3,452
		447,500	469,333	445,761

Notes

(1) J-C Guez and M Jay were appointed to the Board of Directors on 21 January 2003 and their fees relate to the period from this date to 31 March 2003.

(2) A E Macfarlane was appointed to the Board of Directors on 19 March 2003 and his fees relate to the period from this date to 31 March 2003.

(3) R P Bauman retired from the Board of Directors on 24 July 2002 and his fees relate to the period from 1 April 2002 to this date.

(4) Sir Graham Hearne retired from the Board of Directors on 31 March 2003.

(5) Lord Marshall also received benefits of £32,828 (2002 £nil; 2001 £nil) in respect of the provision of a car. His transport arrangements were shared by both the Company and British Airways Plc. Last year the relevant vehicle was leased by British Airways Plc and the benefit was disclosed in the financial statements of that company.

(6) P Scaroni was appointed to the Board of Directors on 1 May 2002 and subsequently resigned on 14 June 2002 following his appointment as Chief Executive of ENEL SpA in Italy. His fees relate to this period.

(iii) Directors' interests

Ordinary shares

The interests of the current directors in the ordinary shares of the Company are set out below:

	At 31 March 2001 (or date of appointment if later)	At 31 March 2002 (or date of appointment if later)	At 31 March 2003
L E Farmer	–	–	2,000
J-C Guez	–	–	–
R N Haythornthwaite	100,000	200,000	250,000
A N Hennah	–	–	–
M Jay	–	–	–
A E Macfarlane	–	7,500	7,500
S M Robertson	2,165	2,165	2,165

Notes

(1) The mid-market price of an ordinary share on 31 March 2003 was 10.50p. Between 1 April 2002 and 31 March 2003, the highest mid-market price was 122p and the lowest mid-market price was 9.75p.

(2) All interests referred to above are beneficial.

(3) There have been no changes in the interests of directors over ordinary shares between 31 March 2003 and 5 February 2004.

(4) Full details of the directors' interests over the Company's ordinary shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed in (iv) Share schemes.

(iv) Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 April 2002 (or at date of appointment if later)	Granted	Lapsed	At 31 March 2003 (or at date of cessation if earlier)	Exercise price per share p	Date from which first exercisable	Expiry date
Current directors								
R N Haythornthwaite	ISESOS	893,744	–	–	893,744	100.700	25 Jul 2004	24 Jul 2011
	ISESOS	–	1,315,400	–	1,315,400	100.350	17 Jun 2005	16 Jun 2012
	ISRSOS	18,388	–	–	18,388	90.000	1 Apr 2007	30 Sep 2007
		912,132	1,315,400	–	2,227,532			
A N Hennah	ISESOS	–	1,150,700	–	1,150,700	63.550	4 Dec 2005	3 Dec 2012
	ISRSOS	–	20,658	–	20,658	43.000	1 Apr 2006	30 Sep 2006
		–	1,171,358	–	1,171,358			
Former director								
K A O'Donovan	BSESOS	66,625	–	66,625	–	478.424	11 Sep 1995	10 Sep 2002
	BSESOS	53,300	–	–	53,300	674.296	13 Apr 1996	12 Apr 2003
	BSESOS	10,660	–	–	10,660	711.070	14 Apr 1997	30 Jun 2003
	BSESOS	26,650	–	–	26,650	626.642	6 Apr 1998	30 Jun 2003
	BESOS	50,635	–	–	50,635	596.623	3 Apr 1999	30 Jun 2003
	ISESOS	200,000	–	–	200,000	225.550	4 Feb 2002	30 Jun 2003
	ISESOS	202,200	–	–	202,200	289.000	1 Dec 2002	30 Jun 2003
	ISESOS	330,200	–	–	330,200	256.800	1 Jan 2003	8 Feb 2004
	ISESOS	600,000	–	–	600,000	145.250	1 Jan 2003	12 Dec 2004
	ISESOS	–	896,900	–	896,900	100.350	1 Jan 2003	16 Dec 2005
	BSRSOS	2,534	–	2,534	–	461.538	1 Jan 2002	30 Jun 2002
	ISRSOS	7,568	–	7,568	–	128.000	–	1 Jan 2003
		1,550,372	896,900	76,727	2,370,545			

(iv) Share schemes (continued)

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the Long Term Incentive Plan ('LTIP') for individual directors are set out below:

	At 1 April 2002 (or date of appointment if later)	Granted	31 March 2003	Value per share p	Performance period
R N Haythornthwaite	254,049	–	254,049	118.0875	25 Jul 2001 - 24 Jul 2004
A N Hennah	–	428,500	428,500	56.89	4 Dec 2002 - 3 Dec 2005

Notes

(1) No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2002 and 31 March 2003.

(2) The details of the share schemes, including performance conditions which apply (if any), are set out below.

(3) Since 1 April 2003, changes in the interests of directors over share options or LTIP awards are as follows: R N Haythornthwaite's option granted under the ISRSOS over 18,388 ordinary shares lapsed on 1 April 2003; R N Haythornthwaite was granted an award over 3,469,119 ordinary shares at a value of 19.025p per share, the performance period of which is from 20 June 2003 to 19 June 2006; A N Hennah was granted an award over 2,102,497 ordinary shares at a value of 19.025p per share, the performance period of which is from 20 June 2003 to 19 June 2006.

BSESOS – BTR Senior Executive Share Option Scheme 1985. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Consistent with the then prevailing practice at many companies no performance conditions apply to grants made under this scheme. Grants made under this scheme have been rolled over into options over Invensys plc shares. No further options can be granted under this scheme.

BESOS – BTR Executive Share Option Scheme (1995). Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Grants made under this scheme have been rolled over into options over Invensys plc shares and any performance conditions have ceased to apply. No further options can be granted under this scheme.

ISESOS – Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants under this scheme are as follows:

(i) ***grants made between 30 July 1998 and 24 July 2001,*** no options may be exercised unless, over any consecutive three year period prior to exercise, earnings per share ("EPS") growth is equal or in excess of the Retail Price Index ('RPI') plus 12 per cent.;

(ii) ***grants made between 25 July 2001 and 16 June 2002,*** no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal or in excess of RPI plus 12 per cent. over three years, RPI plus 16 per cent. over four years and RPI plus 20 per cent. over five years. If not achieved after five years, the options will lapse;

(iii) ***grants made on or after 17 June 2002,*** no option may be exercised unless a performance condition based on Total Shareholder Return ('TSR') is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Remuneration Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40 per cent. of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

BSRSOS – BTR Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

ISRSOS – Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

(iv) Shares schemes (continued)

LTIP – Long Term Incentive Plan. The vesting of the awards is generally subject to the Company's Total Shareholder Return ('TSR') being ranked, against a group of comparator companies (the 'Peer Group') selected at the discretion of the Committee, at least at the median over a fixed three year period (the 'Performance Period') commencing on the date of award (with no re-testing opportunities). Additionally the Committee must determine that the underlying financial performance of the Company over the Performance Period is satisfactory. On completion of the Performance Period, the Company's TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50 per cent. of the shares that are subject to the award to be available (subject to a retention period of, generally, two years), rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares that are subject of the award will be available on a straight-line basis. If the Company does not achieve at least the median position the whole award will lapse.

The Peer Groups selected for the above grants are as follows:

R N Haythornthwaite ...... Award dated 25 July 2001: GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;

A N Hennah .... Award dated 4 December 2002: The companies that comprise the FTSE 100 Index on the dealing day preceding 4 December 2002.

(v) Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (R N Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. No Company contributions were paid to the defined benefit schemes this year.

The following table gives details of the individual directors' pension values for the year ended 31 March 2003, including the disclosures required by the Listing Rules of the UK Listing Authority.

	Note	Accrued pension at year ended 31 March 2003 (or at date of cessation)	Increase during the year in accrued pension	Transfer value of accrued pension as at 31 March 2003	Transfer value of accrued pension at end of previous year	Change in transfer value over year less any contributions made	Increase during the year in accrued pension, excluding inflation (a)	Transfer value as at 31 March 2003 of increase (a) less any contributions made
		£ per annum	£ per annum	£000	£000	£000	£ per annum	£000
R N Haythornthwaite ...	1	5,459	3,281	54	20	34	3,244	32
A N Hennah	2	4,098	4,098	38	–	38	4,098	38
K A O'Donovan	2	144,033	15,660	1,355	1,151	204	13,478	127

Notes

(1) The benefits shown for R N Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table of executive Directors' remuneration in (ii) Directors' remuneration.

(2) K A O'Donovan ceased to be employed on 31 December 2002. A N Hennah commenced employment on 5 October 2002.

(3) The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns. As a result, changes in transfer values may be positive or negative, depending on investment conditions.

(4) All benefits are due at age 60.

(5) Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5 per cent. per annum. A minimum increase 3 per cent. per annum applies to K A O'Donovan.

(6) For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances children's allowances are also payable if applicable.

For the years ended 31 March 2002 and 31 March 2001, the Group has continued to account for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No. 24: Pension costs (SSAP 24) and the disclosures given in notes (ii) and (iii) below respectively, are those required by this standard.

The Group has adopted FRS 17 effective from 1 April 2003 and the year ended 31 March 2003 is reported under this standard. The disclosures required by FRS 17 are set out in note (iv) below.

Disclosures in note (i) relate to pensions and post-retirement benefits in general and are relevant to both SSAP 24 and FRS 17.

(i) Pensions and post-retirement benefits

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last valuation of the Scheme for funding purposes was carried out as at 5 April 2000 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment. The triennial actuarial review of the main UK pension scheme, with a valuation date of 5 April 2003, showed a deficit before deferred tax of £415 million with assets of £3,241 million and liabilities of £3,656 million. The accounts for the year ended 31 March 2003 include a deficit before deferred tax of £439 million with assets of £3,262 million and liabilities of £3,701 million (note (iv)) based on the valuation of the scheme as at 31 March 2003 under the requirements of FRS 17.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually (see note (iv) for valuation under the requirements of FRS 17), and the other overseas defined benefit schemes are normally assessed triennially by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, under which 13,300 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed between 1 April 2002 and 31 March 2003. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes.

(ii) Pensions – for the years ended 31 March 2002 and 31 March 2001

A market related approach was taken to assessing the assumptions on the Invensys Pension Scheme (UK). The principal assumption was that the discount rate to measure the Scheme's liabilities would be 5.75 per cent. which was 1 per cent. over the return available on Government debt; 1.75 per cent. per annum higher than the rate of salary inflation; and 2.5 per cent. per annum higher than the rate of increase in pensions.

At the date of the last valuation of the Scheme at 5 April 2000, the market value of the assets, excluding members' additional voluntary contributions, was £4,152 million and was sufficient to cover 118 per cent. of the benefits that had accrued to members, after allowing for future increases in salaries. The actuarial surplus is being spread over the average remaining service lives of the current employees (twelve years at the valuation date) by the straight-line method.

For overseas pension schemes, the appropriate cost has been recognised where the requirements of SSAP 24 should be fulfilled, otherwise local practice has been adopted.

Pension costs for the Group in 2002 were £3 million (2001 £4 million), based on a normal cost of £57 million (2001 £64 million) and an actuarial variation of £54 million (2001 £60 million). If the Group had continued to account for pensions and post-retirement benefits in accordance with SSAP 24 for the year ended 31 March 2003, using the assumptions above, the pension costs for the period would have been £nil, based on a normal cost of £42 million and an actuarial variation of £42 million.

(ii) Pensions – for the years ended 31 March 2002 and 31 March 2001 (continued)

As at 31 March 2002, debtors falling due within one year, debtors falling due after more than one year, creditors falling due within one year, creditors falling due after more than one year and provisions include £1 million, £373 million, £5 million, £63 million and £98 million respectively for pension prepayments, accruals and provisions. The comparative amounts as at 31 March 2001 are £1 million, £326 million, £5 million, £62 million and £111 million.

(iii) Post-retirement benefits – for the years ended 31 March 2002 and 31 March 2001

A gross liability in respect of post-retirement benefit schemes of £196 million at 31 March 2002 is included in provisions for liabilities and charges (note 21). The principal assumptions used at 31 March 2002 were: 7.5 per cent. discount rate (2001 7.6 per cent.) and medical trend rates for beneficiaries of 10.0 per cent. per annum (2001 8.0 per cent. per annum) falling to rate of 5.0 per cent. per annum over the next five years (2001 5 per cent. per annum over the next seven years). The cost of these schemes for the Group in the year to 31 March 2002 was £5 million (2001 £7 million).

In addition, the Group makes payments to various former employees under medical and workers' compensation agreements.

(iv) Retirement benefits - FRS 17 - for the year ended 31 March 2003

The Group operates both funded and unfunded pension and post-retirement schemes, as described in note (i). The net pension deficits for funded and unfunded schemes are reported on the balance sheet within the pension liability. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

For March 2003 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other
	%	%	%	%	%
Major assumptions					
Rates of increase in salaries	3.75	4.00	2.80	–	3.00
Rate of increase to pensions in payment	3.05	–	1.60	–	1.80
Discount rate for scheme liabilities	5.50	6.50	5.40	6.50	5.90
Inflation rate	2.50	2.50	2.10	–	2.10

For March 2002 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other
	%	%	%	%	%
Major assumptions					
Rates of increase in salaries	4.00	3.95	4.00	–	3.40
Rate of increase to pensions in payment	3.15	–	–	–	–
Discount rate for scheme liabilities	6.00	7.50	6.00	7.50	6.40
Inflation rate	2.50	3.50	2.90	–	2.30

There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world. The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US.

(iv) Retirement benefits - FRS 17 - for the year ended 31 March 2003 (continued)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2003 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Market value
	%	£m	%	£m	%	£m	£m
Equities	8.0	1,180	9.6	264	7.6	105	1,549
Bonds	5.0	1,932	4.4	233	3.2	54	2,219
Other	8.0	150	2.6	13	4.9	33	196
Total market value of assets		3,262		510		192	3,964
Present value of scheme liabilities		(3,701)		(801)		(231)	(4,733)
Deficit in the scheme		(439)		(291)		(39)	(769)
Related deferred tax asset		2		7		7	16
Net pension liability		(437)		(284)		(32)	(753)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2002 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value	Market value
	%	£m	%	£m	%	£m	£m
Equities	8.00	1,778	9.4	506	8.3	113	2,397
Bonds	5.65	1,855	6.5	275	6.0	42	2,172
Other	8.00	156	4.0	17	6.5	42	215
Total market value of assets		3,789		798		197	4,784
Present value of scheme liabilities		(3,524)		(948)		(175)	(4,647)
Surplus/(deficit) in the scheme		265		(150)		22	137
Related deferred tax (liability)/asset		(79)		53		–	(26)
Net pension asset/(liability)		186		(97)		22	111

The present value of unfunded scheme liabilities at 31 March 2003 is:

	US Healthcare	Other	Total
	£m	£m	£m
Present value of liabilities	(74)	(88)	(162)
Related deferred tax asset	26	4	30
Net pension/post-retirement liability	(48)	(84)	(132)

The present value of unfunded scheme liabilities at 31 March 2002 was:

	US Healthcare	Other	Total
	£m	£m	£m
Present value of liabilities	(135)	(112)	(247)
Related deferred tax asset	39	–	39
Net pension/post-retirement liability	(96)	(112)	(208)

As at 31 March 2003, the total pension liability net of related deferred taxation for funded and unfunded defined benefit schemes is £885 million.

The amounts that have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Analysis of amounts (charged)/credited to operating profit						
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Past service cost	(2)	(1)	–	21	(1)	17
Total operating (charge)/credit	(21)	(22)	(7)	20	(4)	(34)

In addition, cash contributions of £11 million were made to other pension plans, nearly all of which are defined contribution in nature. Total pension costs charged to operating profit amounted to £45 million. There were £nil outstanding contributions to defined contribution schemes as at 31 March 2003.

Analysis of amounts included in other finance income/(charges) – FRS 17

	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
Expected return on pension scheme assets	253	52	12	–	–	317
Interest on pension scheme liabilities	(206)	(57)	(11)	(8)	(5)	(287)
Net return/(cost)	47	(5)	1	(8)	(5)	30

Analysis of amounts recognised in the statement of total recognised gains and losses

	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
Actual return less expected return on scheme assets	(592)	(125)	(9)	–	–	(726)
Experience gains/(losses) arising on the scheme liabilities	67	8	(23)	(5)	(13)	34
Changes in assumptions underlying the present value of the plan liabilities	(221)	(94)	(22)	(10)	1	(346)
Actuarial loss recognised in the statement of total recognised gains and losses	(746)	(211)	(54)	(15)	(12)	(1,038)

The movement in the surplus/(deficit) in the plans over the year to 31 March 2003 is analysed below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	US Healthcare	Other	Total
	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	265	(150)	22	(135)	(112)	(110)
Transfers to/(from) other schemes	–	30	(19)	–	(11)	–
Current service cost	(19)	(21)	(7)	(1)	(3)	(51)
Contributions	8	–	6	–	–	14
Benefit payments	–	–	–	10	6	16
Past service cost/(income)	(2)	(1)	–	21	(1)	17
Other finance income/(charges)	47	(5)	1	(8)	(5)	30
Settlements and curtailments	8	51	–	–	–	59
Net liabilities transferred on disposal	–	–	15	42	56	113
Actuarial loss	(746)	(211)	(54)	(15)	(12)	(1,038)
Exchange adjustments	–	16	(3)	12	(6)	19
Deficit in scheme at end of year	(439)	(291)	(39)	(74)	(88)	(931)

(iv) Retirement benefits - FRS 17 - for the year ended 31 March 2003 (continued)

The amounts that have been charged to the consolidated statement of total recognised gains and losses in relation to the funded schemes under FRS 17 for the year ended 31 March 2003 are set out below:

	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	Total
Difference between the expected and actual return on scheme assets:				
- Amount (£m)	(592)	(125)	(9)	(726)
- Percentage of scheme assets (%)	(18)	(25)	(5)	(18)
Experience gains and losses on scheme liabilities:				
- Amount (£m)	67	8	(23)	52
- Percentage of scheme liabilities (%)	2	1	(10)	1
Total amount recognised in the statement of total recognised gains and losses:				
- Amount (£m)	(746)	(211)	(54)	(1,011)
- Percentage of scheme liabilities (%)	(20)	(26)	(23)	(21)

The amounts that have been charged to the consolidated statement of total recognised gains and losses in relation to unfunded schemes under FRS 17 for the year ended 31 March 2003 are set out below:

	US Healthcare	Other	Total
Experience gains and losses on scheme liabilities:			
- Amount (£m)	(5)	(13)	(18)
- Percentage of scheme liabilities (%)	(7)	(15)	(11)
Total amount recognised in the statement of total recognised gains and losses:			
- Amount (£m)	(15)	(12)	(27)
- Percentage of scheme liabilities (%)	(20)	(14)	(17)

Prior year adjustment

In the accounts for the year to 31 March 2003, the impact on net assets on adoption of FRS 17 as at 31 March 2002 has been shown as a prior year adjustment. Shareholders' funds have been reduced by £112 million which is analysed as follows:

	£m
SSAP 24 pension/post-retirement balances (net of deferred tax)	22
FRS 17 pension/post-retirement balances (net of deferred tax)	
Funded	111
Unfunded	(208)
	(97)
Displacement of deferred tax assets	(37)
Impact on net assets	(112)

7. SHARE OF (LOSSES)/PROFITS OF ASSOCIATED UNDERTAKINGS

The share of (losses)/profits of associated undertakings attributable to the Group's interest is £nil (2002 £2 million; 2001 loss of £5 million), less a tax charge of £nil (2002 £2 million; 2001 £nil) and less dividends receivable of £nil (2002 £1 million; 2001 £nil).

8. NET INTEREST PAYABLE AND SIMILAR CHARGES

	2001	2002	2003
	£m	£m	£m
Interest payable on bank loans and overdrafts	(78)	(107)	(65)
Interest payable on other loans	(161)	(78)	(43)
Other	(20)	(13)	(21)
	(259)	(198)	(129)
Interest receivable	32	28	16
	(227)	(170)	(113)

9. Tax on profit/(loss) on ordinary activities

(i) Analysis of tax charge

	2001	2002	2003
	£m	£m	£m
UK corporation tax			
Current tax on income for the year	216	23	7
Adjustments in respect of prior years	(37)	(30)	(8)
	179	(7)	(1)
Double taxation relief	(216)	(23)	(7)
	(37)	(30)	(8)
Foreign tax			
Current tax on income for the year	130	63	51
Adjustments in respect of prior years	(41)	(20)	9
	89	43	60
Total current tax	52	13	52
Deferred tax			
Origination and reversal of timing differences	22	(17)	7
Adjustments to estimated recoverable deferred tax assets arising in prior years	–	11	(2)
	22	(6)	5
Share of associated undertakings' tax	–	2	–
Tax on profit/(loss) on ordinary activities	74	9	57

UK current year corporation tax of £7 million (2002 £23 million; 2001 £216 million) includes tax of £7 million (2002 £23 million; 2001 £216 million) on dividends receivable from overseas subsidiary undertakings.

The tax charge on corporate exceptional items is £9 million (2002 credit of £15 million; 2001 credit of £53 million). The charge represents a £9 million current foreign tax charge on disposal of businesses in the year.

(ii) Factors affecting the tax charge

	2001	2002	2003
	£m	£m	£m
Profit/(loss) on ordinary activities before tax	150	(858)	(1,329)
Tax charge/(credit) on ordinary activities at 30 per cent.	45	(257)	(399)
Adjustments in respect of prior years	(78)	(50)	1
Exceptional items after the impact of tax losses and exempt capital gains/losses	52	250	221
Current year tax losses and other timing differences not tax effected	40	44	28
Utilisation of tax losses brought forward	(22)	(14)	(9)
Overseas rate differences	10	10	14
Deferred tax provided	(22)	6	(5)
Impairment of goodwill	–	–	176
Other including non-deductible goodwill amortisation	27	24	25
Total current tax	52	13	52

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings. Tax losses with a value of £400 million (2002 £200 million; 2001 £170 million) have not been recognised as their utilisation is uncertain or is not currently anticipated.

A deferred tax asset of £21 million (2002 £26 million; 2001 £26 million) has not been recognised on timing differences relating to intangible fixed assets as the reversal of these timing differences is expected to increase tax losses.

10. DIVIDENDS

	2001	2002	2003
	£m	£m	£m
Interim	87	35	35
Final	182	35	–
	269	70	35
Reversal of accrual for prior years' dividends	(1)	–	–
	268	70	35

11. EARNINGS/(LOSS) PER ORDINARY SHARE

	2001	2002	2003
Earnings/(loss) per share (pence)			
Basic	2.0p	(24.8)p	(39.4)p
Total Group *	13.7p	7.7p	2.6p
Diluted	2.0p	(24.8)p	(39.4)p
Average number of shares (million)			
Basic	3,499	3,500	3,500
Profit/(loss) (£ million)			
Basic	70	(869)	(1,380)
Total Group			
Total Group operating profit *	934	549	285
Share of (losses)/profits of associated undertakings	(5)	2	–
Net interest payable	(227)	(170)	(113)
Other finance income – FRS 17	–	–	30
	702	381	202
Tax at Group's effective rate: (2001 31.0 per cent.; 2002 29.0 per cent.; 2003 57.8 per cent.)	(218)	(110)	(117)
Minority interests	(6)	(2)	6
	478	269	91

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic earnings/(loss) per share has been calculated using 3,500 million shares (2002 3,500 million; 2001 3,499 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £1,380 million (2002 £869 million; 2001 profit of £70 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 57.8 per cent. (2002 29.0 per cent.; 2001 31.0 per cent.) since the directors consider that this gives a useful additional indication of underlying performance.

11. EARNINGS/(LOSS) PER ORDINARY SHARES (continued)

The diluted profit/(loss) per share has been calculated in accordance with Financial Reporting Standard No. 14: Earnings per share (FRS 14), using 3,500 million shares (2002 3,500 million; 2001 3,510 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £1,380 million (2002 £869 million; 2001 profit of £70 million). In accordance with FRS 14 the diluted loss per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

12. INTANGIBLE FIXED ASSETS - GOODWILL

	2002	2003
	£m	£m
Cost		
At beginning of year	1,797	1,791
Additions	47	–
Disposals	(38)	(139)
Exchange adjustments	(15)	61
At end of year	1,791	1,713
Amortisation		
At beginning of year	162	279
Charge for the year	124	122
Provision for impairment	–	585
Disposals	(6)	(31)
Exchange adjustments	(1)	12
At end of year	279	967
Net book value		
At end of year	1,512	746
At beginning of year	1,635	1,512

13. TANGIBLE FIXED ASSETS

	Land and buildings	Plant and equipment	Total
	£m	£m	£m
Cost			
At 1 April 2001	698	2,883	3,581
New subsidiary undertakings	–	1	1
Additions	26	185	211
Disposal of subsidiary undertakings	(79)	(504)	(583)
Disposals	(97)	(184)	(281)
Transfer to current asset investments	(6)	–	(6)
Exchange adjustments	(4)	(8)	(12)
At 31 March 2002	538	2,373	2,911
Additions	31	108	139
Disposal of subsidiary undertakings	(140)	(914)	(1,054)
Disposals	(24)	(87)	(111)
Transfer to current asset investments	(19)	–	(19)
Exchange adjustments	(26)	(77)	(103)
At 31 March 2003	360	1,403	1,763

	Land and buildings £m	Plant and equipment £m	Total £m
Depreciation			
At 1 April 2001	123	1,355	1,478
Charge for year	21	239	260
Provision for impairment	1	94	95
Disposal of subsidiary undertakings	(23)	(274)	(297)
Disposals	(14)	(125)	(139)
Transfer to current asset investments	(2)	–	(2)
Exchange adjustments	4	(3)	1
At 31 March 2002	110	1,286	1,396
Charge for year	16	143	159
Disposal of subsidiary undertakings	(39)	(550)	(589)
Disposals	–	(48)	(48)
Transfer to current asset investments	(9)	–	(9)
Exchange adjustments	(7)	(19)	(26)
At 31 March 2003	71	812	883
Net book value			
At 31 March 2003	289	591	880
At 31 March 2002	428	1,087	1,515
At 1 April 2001	575	1,528	2,103

Amounts included in respect of assets held under finance leases are:

	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At 31 March 2003	4	2	6
At 31 March 2002	6	5	11
At 1 April 2001	6	7	13
Depreciation			
Charge for the year ended 31 March 2003	1	1	2
Charge for the year ended 31 March 2002	–	2	2
Charge for the year ended 31 March 2001	1	1	2

The net book value of land and buildings comprises:

	2001 £m	2002 £m	2003 £m
Freehold	489	362	239
Long leasehold	33	21	3
Short leasehold	53	45	39
In the course of construction	–	–	8
	575	428	289

14. INVESTMENTS

	Associated undertakings	Other fixed asset investments	Current asset investments
	£m	£m	£m
Cost			
At 1 April 2001	20	47	48
Additions	–	32	–
Transfers from tangible fixed assets	–	–	4
Disposal of subsidiary undertakings	–	(6)	–
Disposals	(13)	(12)	(19)
Exchange adjustments	–	(2)	–
At 31 March 2002	7	59	33
Transfers from tangible fixed assets	–	–	10
Transfers to cash	–	(10)	–
Disposal of subsidiary undertakings	–	–	(1)
Disposals	(1)	(13)	(10)
Exchange adjustments	(2)	2	(1)
At 31 March 2003	4	38	31
Share of post acquisition reserves			
At 1 April 2001	–	–	–
Disposals	8	–	–
Share of loss for the year	(1)	–	–
At 31 March 2002	7	–	–
Disposal of subsidiary undertakings	(7)	–	–
At 31 March 2003	–	–	–

	Associated undertakings	Other fixed asset investments	Current asset investments
	£m	£m	£m
Amounts written off			
At 1 April 2001 and 31 March 2002	–	–	–
Increase during year	–	(8)	–
At 31 March 2003	–	(8)	–
Net book value			
At 31 March 2003	4	30	31
At 31 March 2002	14	59	33
At 1 April 2001	20	47	48

Investments at net book value comprise:

	Associates			Other fixed asset investments			Current asset investments		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Listed shares – overseas	–	–	–	22	14	8	3	–	–
Unlisted shares	20	14	4	25	45	22	–	–	–
Other	–	–	–	–	–	–	45	33	31
	20	14	4	47	59	30	48	33	31

The market value of listed shares within other fixed asset investments at 31 March 2003 was £8 million (2002 £22 million; 2001 £25 million).

15. STOCKS

	2002 £m	2003 £m
Raw materials and consumables	305	198
Long-term contract work in progress	36	37
Other work in progress	152	81
Finished goods	333	182
	826	498
Progress payments received: long-term contracts	(2)	(9)
	824	489

The current replacement cost of stocks does not differ materially from the historical cost stated above.

16. DEBTORS

	2002 £m	2003 £m
Amounts falling due within one year		
Trade debtors	835	583
Amounts recoverable on long-term contracts	215	170
Amounts owed by associated undertakings	4	1
Corporation tax	18	20
Other debtors	266	189
Prepayments and accrued income	152	90
	1,490	1,053
Amounts falling due after more than one year		
Deferred tax asset (note 21)	9	11
Other debtors	128	118
Pension prepayments	373	–
	510	129
	2,000	1,182

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002 £m	2003 £m
Bank and other loans (note 19)	1,002	110
Bank overdrafts	57	24
Finance leases (note 20)	7	2
Short-term borrowings	1,066	136
Payments received on account	68	89
Trade creditors	695	552
Bills of exchange	12	10
Corporation tax	262	311
Sales, social security and payroll taxes	50	36
Other creditors	177	124
Accruals and deferred income	449	355
Dividends payable	35	–
Other creditors	1,748	1,477

18. Creditors: amounts falling due after more than one year

	2002	2003
	£m	£m
Bank and other loans (note 19)	2,452	1,783
Finance leases (note 20)	4	2
Long-term borrowings	2,456	1,785
Other creditors	117	23

19. Bank and other loans

(i) Bank and other loans falling due after more than one year

	2002	2003
	£m	£m
Repayable otherwise than by instalments		
Repayable wholly within five years	2,305	1,652
Repayable wholly beyond five years	145	129
Repayable by instalments		
Repayable beyond five years	2	2
	2,452	1,783
Repayable over one but not more than two years	90	312
Repayable over two but not more than five years	2,215	1,340
Repayable beyond five years	147	131
	2,452	1,783

Certain loans for the Group totalling £1,111 million (2002 £1,689 million) were drawn from committed revolving credit facilities as at 31 March 2003. These are repayable within twelve months of the balance sheet date but have been classified as due after more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £20 million (2002 £54 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £13 million (2002 £43 million) are classified as amounts falling due within one year.

(ii) Loan repayment dates and interest rates

Repayable	**Committed facility**	**Interest basis**	**Interest rate % (if fixed)**	**2002**	**2003**
	£m			£m	£m
Loans repayable within one year have the following repayment dates:					
Bank loans					
August 2002	–	Floating		976	–
	–			976	–
Other loans					
July 2003 (JP¥ 2 billion) (1)	11	Fixed	1.0	–	11
July 2003 (JP¥ 3 billion) (1)	16	Floating		–	16
August 2003 (US$73 million) (2)	46	Fixed	6.25	–	46
Other	–	Various		26	37
	73			26	110
	73			1,002	110

(ii) Loan repayment dates and interest rates (continued)

Repayable	Committed facility	Interest basis	Interest rate % (if fixed)	2002	2003
	£m			£m	£m
Loans repayable beyond one year and within five years have the following repayment dates and interest rates:					
Bank loans					
June 2004	949	Floating		702	307
August 2005	924	Floating		987	804
	1,873			1,689	1,111
Other loans					
July 2003 (JP¥ 2 billion) (1)	–	Fixed	1.0	11	–
July 2003 (JP¥ 3 billion) (1)	–	Floating		16	–
August 2003 (US$73 million) (2)	–	Fixed	6.25	51	–
April 2005 (€500 million) (1)	345	Fixed	5.5	307	345
July 2005 (€20 million) (1)	–	Floating		12	–
August 2005 (US$37 million) (2)	23	Fixed	6.4	26	23
January 2007 (US$250 million) (3)	158	Fixed	7.125	176	158
Other	–	Various		17	15
	526			616	541
	2,399			2,305	1,652
Other loans repayable beyond five years have the following repayment dates and interest rates:					
January 2010 (US$200 million) (3)	127	Fixed	6.5	141	127
Other	–	Various		6	4
	127			147	131
Total of bank and other loans	2,599			3,454	1,893

(1) Issued under the Company's medium-term note programme.
(2) Privately placed senior notes.
(3) Senior notes issued in the United States under Rule 144A of the Securities Act of 1933.

Bank and other loans include amounts of £56 million drawn from other than committed facilities.

(iii) Undrawn committed facilities

	2002	2003
	£m	£m
Expiring within one year	126	–
Expiring in more than one year but not more than two years	–	642
Expiring in more than two years	396	120
	522	762

As at 31 March 2003, the committed revolving loan facilities available to the Group include (a) a £949 million (US$1,500 million) syndicated revolving multi-currency loan facility which ceases to be available in June 2004; and (b) a £924 million (US$1,460 million) syndicated revolving multi-currency loan facility which ceases to be available in August 2005.

20. FINANCE LEASE COMMITMENTS

At 31 March future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	2002	2003
	£m	£m
Payable within one year	7	2
Payable between one and two years	3	2
Payable between two and five years	2	–
Total gross payments	12	4
Less finance charges included above	(1)	–
	11	4

21. PROVISIONS FOR LIABILITIES AND CHARGES

	Pensions	Post-retirement benefits	Warranties	Restructuring	Other	Deferred taxation	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 April 2001	111	202	26	25	228	235	827
Disposal of subsidiary undertakings	(14)	(2)	(5)	–	(1)	(29)	(51)
Charged in year	21	8	15	5	43	–	92
Released in year	(6)	(3)	–	–	–	(18)	(27)
Utilised in year	(13)	(14)	(21)	(25)	(88)	–	(161)
Exchange adjustments	(1)	5	1	–	3	(2)	6
At 31 March 2002	98	196	16	5	185	186	686
Restatement for FRS 17	(98)	(196)	–	–	–	(34)	(328)
Disposal of subsidiary undertakings	–	–	(2)	–	–	(11)	(13)
Transferred to corporation tax creditor	–	–	–	–	–	(63)	(63)
Charged in year	–	–	11	11	77	7	106
Released in year	–	–	–	–	(12)	–	(12)
Utilised in year	–	–	(11)	(5)	(38)	–	(54)
Exchange adjustments	–	–	–	–	7	(7)	–
At 31 March 2003	–	–	14	11	219	78	322

Pensions, post-retirement benefits and related deferred tax provisions as accounted for under SSAP 24 have been removed following the adoption of FRS 17, as described in note 6. The net pension deficit in respect of the defined benefit pensions and post-retirement benefit schemes are reported in the pension liability within the 31 March 2003 balance sheet, net of related deferred tax, in accordance with the reporting requirements of FRS 17.

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. These liabilities are anticipated largely to crystallise within the next five years.

Deferred taxation

The movement for the year in the net deferred tax provision is as follows:

	2002	2003
	£m	£m
At beginning of year	214	177
Restatement for FRS 17	–	(34)
Disposal of subsidiary undertakings	(29)	(11)
Transferred to corporation tax creditor	–	(63)
(Credit)/charge in year	(6)	5
Exchange adjustments	(2)	(7)
At end of year	177	67

21. PROVISIONS FOR LIABILITIES AND CHARGES (continued)

Deferred taxation (continued)

The net deferred tax provision is included within:

	2002	2003
	£m	£m
Debtors (note 16)	(9)	(11)
Provisions for liabilities and charges	186	78
	177	67

Deferred tax assets and liabilities are analysed as follows:

	2002	2003
	£m	£m
Accelerated capital allowances	108	80
Tax losses	(9)	(11)
Other timing differences	78	(2)
	177	67

22. CALLED UP SHARE CAPITAL

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2003 was 5,600 million (2002 5,600 million) ordinary shares of 25p each. The issued, allotted and fully paid share capital was as follows:

	Number of shares 2002	2002	Number of shares 2003	2003
	million	£m	million	£m
Ordinary shares of 25p each	3,500	875	3,500	875

A reconciliation of the authorised and issued share capital at 31 March 2003 and at 31 March 2002 for the Group is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares	Number of shares	Share capital	Share capital
	million	million	£m	£m
At beginning of year	5,600	3,500	1,400	875
At end of year	5,600	3,500	1,400	875

Employee share plans

During the year to 31 March 2003 no shares were issued by the Company in consideration for the exercise of options under the various share option schemes operated by the Company.

On 17 June 2002, 1 August 2002, 4 December 2002, 27 January 2003 and 14 March 2003, options over 41,692,200 shares, 676,800 shares, 5,916,050 shares, 1,079,200 shares and 748,000 shares normally exercisable after three years (subject to satisfying performance criteria) at 100.35p, 64.35p, 63.55p, 50.95p and 25.00p respectively were granted under the Invensys 1998 Senior Executive Share Option Scheme. On 21 January 2003, options over 20,773,711 shares normally exercisable after three, five or seven years at 43p were granted under the Invensys Overseas Savings Related Share Option Scheme. On 17 February 2003, options over 6,804,850 shares normally exercisable after three or five years at 43p were granted under the Invensys Overseas Savings Related Share Option Scheme.

On 4 December 2002 a conditional award over 428,500 shares was granted under the Invensys 1998 Senior Executive Long Term Incentive Plan. The award is subject to a performance period from 4 December 2002 to 3 December 2005, after which, if the performance requirement is met, the shares will be released and will be subject to a further two year retention period.

22. Called up share capital (continued)

Employee share plans (continued)

Outstanding options under the Company's various executive share option schemes at 31 March 2003, exercisable at various dates between 2003 and 2013 at various prices between 25p and 711.07p per ordinary share, and at an average price of 190.21p per ordinary share, were 157,400,651 (2002 109,023,424; 2001 81,126,622).

Outstanding options under the Company's savings related share option schemes at 31 March 2003, exercisable at various dates between 2003 and 2010 and at various prices between 43p and 484.052p per ordinary share, and at an average price of 94.02p per ordinary share, were 61,400,473 (2002 42,615,895; 2001 37,987,473).

In addition, as at 31 March 2003 options over 2,685,310 (2002 5,866,333; 2001 8,064,524) BTR ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the BTR ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 in every BTR ordinary share.

23. RESERVES

	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account
	£m	£m	£m	£m
At 1 April 2000	11	83	353	(538)
Profit for the financial year	–	–	–	70
Dividends	–	–	–	(268)
New share capital issued	4	–	–	–
Goodwill written back on disposals	–	–	93	–
Exchange on goodwill	–	–	(244)	244
Exchange adjustments	–	–	–	5
At 31 March 2001	15	83	202	(487)
Loss for the financial year	–	–	–	(869)
Dividends	–	–	–	(70)
Goodwill written back on disposals	–	–	447	–
Transfer on disposals	–	–	(447)	447
Exchange on goodwill	–	–	8	(8)
Exchange adjustments	–	–	–	(52)
At 31 March 2002	15	83	210	(1,039)
Prior year adjustment (FRS 17)	–	–	–	(112)
At 31 March 2002 (restated)	15	83	210	(1,151)
Loss for the financial year	–	–	–	(1,380)
Dividends	–	–	–	(35)
Goodwill written back on disposals	–	–	1,213	–
Transfer in respect of prior period	–	–	447	(447)
Exchange on goodwill	–	–	177	(177)
Exchange adjustments	–	–	–	51
Actuarial loss net of deferred tax recognised	–	–	–	(968)
At 31 March 2003	15	83	2,047	(4,107)

In 2003 exchange movements include a transfer of £177 million (2002 £8 million) from the profit and loss account to the capital reserve due to the re-translation of goodwill denominated in the local currencies of acquisitions made.

The 2003 goodwill written back on disposals of £1,213 million (2002 £447 million) is the goodwill attributable to disposals made during the year which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998, and which remains in reserves, is £2,340 million which has been charged to the capital reserve.

The £4,107 million deficit in the profit and loss account includes a deficit of £885 million in respect of the pension reserve.

24. MINORITY INTERESTS

	2002 £m	2003 £m
Equity interests: minorities' share of net assets of subsidiaries	244	184
Non-equity interests	2	2
	246	186

During the year to 31 March 2003, £49 million of outstanding shares in Baan Company NV (in liquidatie) were acquired, bringing the Group's holding to 91.7 per cent.

25. COMMITMENTS

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £38 million (2002 £9 million).

Operating leases

As at 31 March, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2002 £m	Other 2002 £m	Total 2002 £m	Land and buildings 2003 £m	Other 2003 £m	Total 2003 £m
Leases expiring						
Within one year	15	16	31	10	8	18
Between two and five years	25	30	55	24	21	45
More than five years	35	6	41	38	1	39
	75	52	127	72	30	102

26. CONTINGENT LIABILITIES

The Group has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

27. CASH FLOW STATEMENT

	2001 £m	2002 £m	2003 £m
Reconciliation of operating profit/(loss) before interest and tax to net cash inflow from operating activities			
Total operating profit/(loss)	539	128	(541)
Depreciation charge	265	260	159
Provision for impairment charged to operating profit	–	5	585
Amortisation of goodwill	98	124	122
Loss/(profit) in associated undertakings	5	(1)	–
Cash costs of fundamental reorganisation	–	(45)	–
Cash costs of closures	(24)	(25)	(14)
(Increase)/decrease in stocks	(154)	216	4
(Increase)/decrease in debtors	(120)	257	90
Decrease in creditors and provisions	(286)	(383)	(199)
Movement in pensions*	–	–	4
Net cash inflow from operating activities	323	536	210
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	24	32	19
Interest paid	(233)	(199)	(131)
Interest element of finance lease rental payments	(1)	–	(1)
Dividends paid to minority interests	(8)	(3)	(2)
Net cash outflow for returns on investments and servicing of finance	(218)	(170)	(115)
Taxation			
UK corporation tax (paid)/received	(12)	32	(5)
Overseas tax paid	(123)	(75)	(57)
Net cash outflow for tax paid	(135)	(43)	(62)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(257)	(210)	(139)
Sale of tangible fixed assets	21	112	36
Purchase of trade investments	(10)	(32)	–
Sale of trade investments	5	1	27
Net cash outflow for capital expenditure and financial investment	(241)	(129)	(76)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(514)	(40)	–
Net cash acquired with subsidiary undertakings	41	–	–
Sale of subsidiary undertakings**	189	262	1,512
Net cash disposed of on sale of subsidiary undertakings	5	(7)	(19)
Sale of associated undertakings	5	–	2
Purchase of minority interests	(19)	(6)	(49)
Net cash outflow/(inflow) for acquisitions and disposals	(293)	209	1,446

* In 2003, movement in pensions represents the net difference between the pension cost charged to operating profit/(loss) before interest and tax and the pension cash contributions. In 2002 and 2001 the movement in pensions is reflected within the (increase)/decrease in debtors and decreases in creditors and provisions. The change in presentation is a result of the transitional implementation of FRS 17.

** In 2003, the disposal proceeds received comprised cash of £1,626 million (2002 £333 million) less £114 million (2002 £71 million) of other directly related cash costs (including advisor and professional fees). The proceeds included £17 million (2002 £nil) that was repaid following the year end in respect of a pension adjustment on disposals.

27. CASH FLOW STATEMENT (continued)

	2001	2002	2003
	£m	£m	£m
Management of liquid resources*			
Short-term deposits withdrawn/(made)	257	(104)	69
Net cash inflow/(outflow) from management of liquid resources	257	(104)	69

* Liquid resources are current asset investments which are readily convertible into cash or traded in an active market and may be disposed of without disrupting the running of the business.

	2001	2002	2003
Financing			
Issue of ordinary share capital	4	–	–
Debt due within one year			
Increase in short-term borrowings	3,057	3,275	2,208
Repayment of short-term borrowings	(3,169)	(4,817)	(3,081)
Debt due beyond one year			
Increase in long-term borrowings	782	1,560	41
Repayment of long-term borrowings	(61)	(14)	(578)
Capital element of finance lease rental payments	(4)	(4)	(7)
	605	–	(1,417)
Net cash inflow/(outflow) from financing	609	–	(1,417)

	At 1 April 2000	Cash flow	Acquisitions/ disposals (excluding cash and overdrafts)	Other movements	Exchange movement	At 31 March 2001
	£m	£m	£m	£m	£m	£m
Analysis of changes to net debt						
Cash at bank and in hand	249	9	–	–	22	280
Overdrafts	(121)	25	–	–	(11)	(107)
		34				
Debt due within one year	(1,865)	112	7	(3)	(169)	(1,918)
Debt due after one year	(705)	(721)	(72)	3	(64)	(1,559)
Finance leases	(19)	4	3	(2)	(2)	(16)
		(605)				
Short-term deposits	329	(257)	–	–	30	102
Total	(2,132)	(828)	(62)	(2)	(194)	(3,218)
Cash at bank and in hand	249					280
Short-term deposits	329					102
Cash and short-term deposits	578					382

Cash outflow relating to restructuring costs amounted to £363 million.

	At 1 April 2001	Cash flow	Acquisitions/ disposals (excluding cash and overdrafts)	Other movements	Exchange movement	At 31 March 2002
	£m	£m	£m	£m	£m	£m
Analysis of changes to net debt						
Cash at bank and in hand	280	32	–	–	(8)	304
Overdrafts	(107)	50	–	–	–	(57)
		82				
Debt due within one year	(1,918)	1,542	–	(625)	(1)	(1,002)
Debt due after one year	(1,559)	(1,546)	–	625	28	(2,452)
Finance leases	(16)	4	2	(1)	–	(11)
		–				
Short-term deposits	102	104	–	–	(4)	202
Total	(3,218)	186	2	(1)	15	(3,016)
Cash at bank and in hand	280					304
Short-term deposits	102					202
Cash and short-term deposits	382					506

Cash outflow relating to restructuring costs amounted to £181 million.

	At 1 April 2002	Cash flow	Acquisitions/ disposals (excluding cash and overdrafts)	Other movements	Exchange movement	At 31 March 2003
	£m	£m	£m	£m	£m	£m
Analysis of changes to net debt						
Cash at bank and in hand	304	(50)	–	–	(10)	244
Overdrafts	(57)	34	–	–	(1)	(24)
		(16)				
Debt due within one year	(1,002)	873	11	(73)	81	(110)
Debt due after one year	(2,452)	537	3	73	56	(1,783)
Finance leases	(11)	7	1	–	(1)	(4)
		1,417				
Short-term deposits	202	(69)	–	–	(12)	121
Total	(3,016)	1,332	15	–	113	(1,556)
Cash at bank and in hand	304					244
Short-term deposits	202					121
Cash and short-term deposits	506					365

28. Financial risk management

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2003 is £22 million (2002 £45 million).

The fair value of financial instruments at 31 March was:

	Book value 2002	Fair value 2002	Book value 2003	Fair value 2003
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	(1,066)	(1,066)	(136)	(136)
Long-term borrowings	(2,456)	(2,477)	(1,785)	(1,667)
Cash and short-term deposits	506	506	365	365
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	–	(2)	–	(21)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	1	–	2	2
Other financial assets/(liabilities)				
Fixed asset investments	59	59	30	30
Other assets	112	112	65	65
Other creditors	(8)	(8)	(3)	(3)

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities, as the likelihood of any material liability arising from them is considered remote.

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2002				Financial liabilities 2002				Net financial assets/ (liabilities) 2002
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1	156	3	160	–	(227)	(5)	(232)	(72)
Euro	14	68	4	86	(2)	(684)	(3)	(689)	(603)
United States dollar	101	217	4	322	(708)	(1,427)	–	(2,135)	(1,813)
Australian dollar	–	14	–	14	(1)	(74)	–	(75)	(61)
Japanese yen	–	74	41	115	(48)	(409)	–	(457)	(342)
Other	9	118	6	133	(4)	(90)	(1)	(95)	38
	125	647	58	830	(763)	(2,911)	(9)	(3,683)	(2,853)
Of which:									
Cash and deposits				506				–	506
Gross borrowings				–				(3,522)	(3,522)
Derivative financial instruments				153				(153)	–
Trade investments				59				–	59
Other financial assets				112				–	112
Other financial liabilities				–				(8)	(8)
				830				(3,683)	(2,853)

	Financial assets 2003				Financial liabilities 2003				Net financial assets/ (liabilities) 2003
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total	
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	–	19	14	33	(1)	(98)	–	(99)	(66)
Euro	–	70	12	82	(348)	(110)	(1)	(459)	(377)
United States dollar	58	207	12	277	(635)	(319)	–	(954)	(677)
Australian dollar	–	21	–	21	–	(42)	–	(42)	(21)
Japanese yen	–	85	10	95	(10)	(414)	(1)	(425)	(330)
Other	5	75	3	83	(3)	(72)	(1)	(76)	7
	63	477	51	591	(997)	(1,055)	(3)	(2,055)	(1,464)
Of which:									
Cash and deposits				365				–	365
Gross borrowings				–				(1,921)	(1,921)
Derivative financial instruments				131				(131)	–
Trade investments				30				–	30
Other financial assets				65				–	65
Other financial liabilities				–				(3)	(3)
				591				(2,055)	(1,464)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2003 fixed asset trade investments of £30 million (2002 £59 million) were held on a long-term basis. Cash and deposits include deposits on money markets at daily and monthly rates.

(ii) Interest rate exposure of financial assets and liabilities (continued)

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2002	Liabilities 2002	Net 2002	Assets 2003	Liabilities 2003	Net 2003
	£m	£m	£m	£m	£m	£m
Sterling	137	–	137	–	(70)	(70)
Euro	–	(14)	(14)	–	(8)	(8)
United States dollar	–	(38)	(38)	108	–	108
Australian dollar	–	(15)	(15)	17	–	17
Japanese yen	–	(86)	(86)	–	(53)	(53)
Other	16	–	16	6	–	6
	153	(153)	–	131	(131)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2002	Weighted average years to maturity of fixed rate assets 2002	Weighted average interest rate (%) of fixed rate liabilities 2002	Weighted average years to maturity of fixed rate liabilities 2002	Weighted average interest rate (%) of fixed rate assets 2003	Weighted average years to maturity of fixed rate assets 2003	Weighted average interest rate (%) of fixed rate liabilities 2003	Weighted average years to maturity of fixed rate liabilities 2003
Sterling	3.6	0.1	–	–	–	–	–	–
Euro	4.5	2.9	5.5	3.0	3.5	–	5.5	2.0
United States dollar	5.4	5.1	5.8	4.9	2.9	6.7	5.9	3.9
Australian dollar	–	–	–	–	3.8	0.1	–	–
Japanese yen	0.2	0.7	1.1	1.5	–	–	1.1	1.4
Other	4.3	0.3	8.2	0.8	2.5	0.2	8.5	0.4
	4.7	3.4	5.5	4.3	2.9	6.1	5.7	3.2

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

(iii) Currency exposure of financial assets and liabilities

The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2002	Euro 2002	US dollar 2002	Australian dollar 2002	Japanese yen 2002	Other 2002	Total 2002
	£m	£m	£m	£m	£m	£m	£m
Sterling	–	7	(3)	–	–	(7)	(3)
Euro	(8)	–	49	–	(1)	(6)	34
United States dollar	2	12	–	–	–	10	24
Australian dollar	4	(1)	(6)	–	(1)	–	(4)
Japanese yen	–	–	9	–	–	8	17
Other	(4)	(6)	45	(5)	6	(7)	29
	(6)	12	94	(5)	4	(2)	97

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2003	Euro 2003	US dollar 2003	Australian dollar 2003	Japanese yen 2003	Other 2003	Total 2003
	£m	£m	£m	£m	£m	£m	£m
Sterling	–	(20)	(29)	(1)	2	1	(47)
Euro	(5)	–	32	–	1	(4)	24
United States dollar	(5)	(1)	–	–	–	(22)	(28)
Australian dollar	(10)	(1)	(12)	–	–	1	(22)
Japanese yen	–	–	8	–	–	7	15
Other	(5)	1	(27)	(2)	–	4	(29)
	(25)	(21)	(28)	(3)	3	(13)	(87)

(iv) Hedges

Unrecognised gains and losses on hedges:

	Gains 2002	Losses 2002	Total (losses)/ gains 2002	Gains 2003	Losses 2003	Total (losses)/ gains 2003
	£m	£m	£m	£m	£m	£m
At beginning of year	2	(4)	(2)	4	(5)	(1)
Arising in previous years that were recognised in the year	(2)	3	1	–	7	7
Arising before beginning of year that were not recognised in the year	–	(1)	(1)	4	2	6
Arising in the year that were not recognised in the year	4	(4)	–	(2)	(23)	(25)
At end of year	4	(5)	(1)	2	(21)	(19)
Expected to be recognised:						
In one year or less	1	(2)	(1)	–	(6)	(6)
In later years	3	(3)	–	2	(15)	(13)
	4	(5)	(1)	2	(21)	(19)

Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2002	2003	2002	2003	2002	2003
	£m	£m	£m	£m	£m	£m
In one year or less, or on demand	1,066	136	153	134	1,219	270
In more than one year but not more than two years	92	314	8	–	100	314
In more than two years but not more than five years	2,217	1,340	–	–	2,217	1,340
In more than five years	147	131	–	–	147	131
	3,522	1,921	161	134	3,683	2,055

As at 31 March 2003 the Group has £2,599 million of bank facilities to meet the maturity of these financial liabilities as they fall due (see note 19).

29. Post balance sheet events

(i) Disposal of operations

In July 2003, Invensys sold its Teccor business to Littlefuse Inc. for a consideration of US$45 million (£28 million), with a future payment of US$5 million contingent upon sales of Teccor products reaching US$107 million in 2005.

In July 2003, Invensys sold its Baan business (with the exception of Baan Process, formerly Marcam) to an investment group consisting of Cerberus Capital Management, L.P. and General Atlantic Partners, LLC, for US$135 million (£82 million).

In December 2003, Invensys sold its Metering business to a subsidiary of The Jordan Company LLC, for a gross consideration of US$650 million (£374 million).

(ii) Pension scheme funding

Contributions to the UK defined benefit scheme (Invensys Pension Scheme) were resumed in November 2003 at the rate of 20% of pensionable salaries. In addition the Company has agreed to make supplemental contributions to the plan of £15 million every six months plus additional payments based upon sale proceeds subject to a funding test.

With regard to the funding of the US defined benefit scheme (Invensys Pension Plan), contributions are paid in accordance with the minimum funding rules of ERISA. A contribution of US$46 million (£28 million) was paid in September 2003.

Yours faithfully

Ernst & Young LLP

PART VIII UNAUDITED INTERIM FINANCIAL INFORMATION OF INVENSYS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

The unaudited interim financial information sets out the results for the 6 months ended 30 September 2003, upon which Ernst & Young LLP issued an unmodified independent review report on 12 November 2003.

Your attention is drawn to the opinion of Ernst & Young LLP in Part VII ("Accountants' Report in respect of the Invensys Group") of this document which contains an emphasis of matter paragraph concerning fundamental uncertainties with respect to the application of the going concern assumption as at 4 February 2004.

The unaudited interim financial information is as published and has not been restated to reclassify the Metering business as a discontinued activity following its disposal, or to restate the segmental analysis to conform with the new business divisions described in Part III ("Information on Invensys") of this document. It is therefore not consistent with the presentation of these matters in Part VII ("Accountants' Report in respect of the Invensys Group") of this document.

The supplemental information below sets out the results for the 6 months ended 30 September 2003 presented on the basis of the new business divisions. Other than disaggregating the previously published results into the new business segments and classifying the Metering business as a discontinued activity there is no modification to the results reported in the unaudited interim financial information for the 6 months ended 30 September 2003.

"CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)

	Notes	Six months ended 30 September 2002 (restated) £m	Six months ended 30 September 2003 £m	Year ended 31 March 2003 (restated) £m
Turnover				
Continuing operations		2,008	1,986	4,014
Discontinued operations		739	58	1,004
	1	2,747	2,044	5,018
Operating profit before exceptional items, goodwill amortisation and goodwill impairment				
Continuing operations		118	116	214
Discontinued operations		58	(13)	71
	1	176	103	285
Operating exceptional items				
Restructuring costs		(53)	(46)	(119)
Transition costs	3	–	(86)	–
	3	(53)	(132)	(119)
Operating profit/(loss) before goodwill amortisation and goodwill impairment		123	(29)	166
Goodwill amortisation	3	(62)	(31)	(122)
Goodwill impairment		–	–	(585)
Total operating profit/(loss)		61	(60)	(541)
Continuing operations	2	50	(38)	47
Discontinued operations	2	11	(22)	(588)
Total operating profit/(loss)	2	61	(60)	(541)
Corporate exceptional items				
Costs of closure		(8)	(31)	(29)
Loss on sale of fixed assets		(2)	(2)	(12)
Loss on disposal of operations	4	(102)	(54)	(664)
Loss on ordinary activities before interest and taxation		(51)	(147)	(1,246)
Net interest payable and similar charges		(61)	(39)	(113)
Other finance income/(charges) – FRS 17		15	(12)	30
Loss on ordinary activities before taxation		(97)	(198)	(1,329)
Tax on loss on ordinary activities	5	(31)	49	(57)
Loss on ordinary activities after taxation		(128)	(149)	(1,386)
Minority interests – equity		(1)	–	6
Loss for the period		(129)	(149)	(1,380)
Dividends		(35)	–	(35)
Retained loss for the period		(164)	(149)	(1,415)
Loss per share (basic and diluted)	6	(3.7)p	(4.3)p	(39.4)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	6	2.2p	0.8p	2.6p
Average exchange rates for the period				
US$ to £1		1.50	1.62	1.54
Euro to £1		1.59	1.43	1.56
Yen to £1		185.56	190.10	188.14

The results for the period have been translated into sterling at the appropriate average exchange rates.

	Notes	30 September 2002 (restated) £m	30 September 2003 £m	31 March 2003 (restated) £m
Fixed assets				
Intangible assets – goodwill		1,413	578	746
Tangible assets		1,209	816	880
Investments in associated undertakings		4	4	4
Other investments		58	20	30
		2,684	1,418	1,660
Current assets				
Stocks		673	475	489
Debtors: amounts falling due within one year		1,273	960	1,053
Debtors: amounts falling due after more than one year		119	99	129
Investments		30	23	31
Cash and short-term deposits	7	365	396	365
		2,460	1,953	2,067
Creditors: amounts falling due within one year				
Short-term borrowings		(624)	(572)	(136)
Other creditors		(1,468)	(1,166)	(1,477)
		(2,092)	(1,738)	(1,613)
Net current assets		368	215	454
Total assets less current liabilities		3,052	1,633	2,114
Creditors: amounts falling due after more than one year				
Long-term borrowings		(2,408)	(1,433)	(1,785)
Other creditors		(30)	(26)	(23)
		(2,438)	(1,459)	(1,808)
Provisions for liabilities and charges		(360)	(320)	(322)
Net assets/(liabilities) excluding pension liability		254	(146)	(16)
Pension liability		(939)	(770)	(885)
	1	(685)	(916)	(901)
Capital and reserves				
Called up share capital		875	875	875
Share premium account		15	15	15
Capital redemption reserve		83	83	83
Capital reserve		576	2,126	2,047
Profit and loss account		(2,425)	(4,202)	(4,107)
Shareholders' deficit – equity		(876)	(1,103)	(1,087)
Minority interests – including non-equity		191	187	186
		(685)	(916)	(901)
Period end exchange rates				
US$ to £1		1.57	1.66	1.58
Euro to £1		1.59	1.43	1.45
Yen to £1		191.45	185.60	187.43

The balance sheet has been translated into sterling at the appropriate period end exchange rates.

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

	Notes	Six months ended 30 September 2002	Six months ended 30 September 2003	Year ended 31 March 2003
		£m	£m	£m
Net cash inflow/(outflow) from operating activities	7	104	(8)	210
Returns on investments and servicing of finance	7	(85)	(47)	(115)
Taxation	7	(26)	(50)	(62)
Capital expenditure and financial investment	7	(48)	(59)	(76)
Acquisitions and disposals	7	308	74	1,446
Equity dividends paid		(35)	–	(71)
Cash inflow/(outflow) before use of liquid resources and financing		218	(90)	1,332
Management of liquid resources	7	54	(48)	69
Financing				
(Decrease)/increase in debt	7	(328)	136	(1,417)
Decrease in cash in period		(56)	(2)	(16)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

	Notes	Six months ended 30 September 2002	Six months ended 30 September 2003	Year ended 31 March 2003
		£m	£m	£m
Decrease in cash in period		(56)	(2)	(16)
Cash outflow/(inflow) from decrease/(increase) in debt		328	(136)	1,417
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(54)	48	(69)
Change in net debt resulting from cash flows	7	218	(90)	1,332
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	7	2	–	15
Exchange movements	7	129	37	113
Movement in net debt		349	(53)	1,460
Net debt at beginning of period	7	(3,016)	(1,556)	(3,016)
Net debt at end of period	7	(2,667)	(1,609)	1,556

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Six months ended 30 September 2002 (restated)	Six months ended 30 September 2003	Year ended 31 March 2003 (restated)
	£m	£m	£m
Loss for the period	(129)	(149)	(1,380)
Currency translation differences on foreign currency net investments, net of tax	(44)	14	51
Actuarial (loss)/gain recognised on pension schemes	(942)	89	(1,038)
Deferred tax relating to actuarial loss on pension schemes	86	–	70
Total recognised losses relating to the period	(1,029)	(46)	(2,297)
Prior year adjustment – FRS 17		(984)	
Total recognised losses since last annual report		(1,030)	

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS (unaudited)

	Six months ended 30 September 2002 (restated)	Six months ended 30 September 2003	Year ended 31 March 2003 (restated)
	£m	£m	£m
Loss for the period	(129)	(149)	(1,380)
Dividends	(35)	–	(35)
	(164)	(149)	(1,415)
Currency translation differences on foreign currency net investments, net of tax	(44)	14	51
Other recognised gains and losses	(856)	89	(968)
Goodwill written back on disposals	156	30	1,213
Net decrease in shareholders' funds/(deficit) for the period	(908)	(16)	(1,119)
Opening shareholders' funds/(deficit) (previously reported)	144	(103)	144
Prior year adjustment – FRS 17	(112)	(984)	(112)
Opening shareholders' funds/(deficit) (restated)	32	(1,087)	32
Closing shareholders' deficit	(876)	(1,103)	(1,087)

NOTES (unaudited)

1. SEGMENTAL ANALYSIS

	Turnover			Operating profit*			Net operating assets		
	2002	2003	Yr 2002/2003	2002 (restated)	2003	Yr 2002/2003 (restated)	2002 (restated)	2003	Yr 2002/2003 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Production Management	632	640	1,272	47	37	86	410	314	306
Rail Systems	190	232	404	30	33	60	38	40	39
Development	1,186	1,114	2,338	113	99	222	982	778	834
Corporate costs	–	–	–	(46)	(31)	(101)	–	–	–
Pension costs	–	–	–	(26)	(22)	(53)	–	–	–
Continuing operations	2,008	1,986	4,014	118	116	214	1,430	1,132	1,179
Discontinued operations	739	58	1,004	65	(12)	63	515	–	(27)
Pension costs	–	–	–	(7)	(1)	8	–	–	–
	2,747	2,044	5,018	176	103	285	1,945	1,132	1,152
Operating exceptional items				(53)	(132)	(119)			
Goodwill amortisation				(62)	(31)	(122)			
Goodwill impairment				–	–	(585)			
Corporate exceptional items				(112)	(87)	(705)			
Loss on ordinary activities before interest and taxation				(51)	(147)	(1,246)			
Geographical analysis by origin									
United Kingdom	212	236	446	19	27	44	53	39	42
Rest of Europe	437	482	914	37	35	67	310	269	267
North America	1,005	916	1,944	115	96	224	662	461	493
South America	46	41	85	4	(1)	1	38	39	38
Asia Pacific	282	278	566	13	10	28	356	306	325
Africa and Middle East	26	33	59	2	2	4	11	18	14
Corporate costs	–	–	–	(46)	(31)	(101)	–	–	–
Pension costs	–	–	–	(26)	(22)	(53)	–	–	–
Continuing operations	2,008	1,986	4,014	118	116	214	1,430	1,132	1,179
Discontinued operations	739	58	1,004	65	(12)	63	515	–	(27)
Pension costs	–	–	–	(7)	(1)	8	–	–	–
	2,747	2,044	5,018	176	103	285	1,945	1,132	1,152
Operating exceptional items				(53)	(132)	(119)			
Goodwill amortisation				(62)	(31)	(122)			
Goodwill impairment				–	–	(585)			
Corporate exceptional items				(112)	(87)	(705)			
Loss on ordinary activities before interest and taxation				(51)	(147)	(1,246)			
Borrowings							(3,032)	(2,005)	(1,921)
Cash and short-term deposits							365	396	365
Deferred tax							(163)	(56)	(67)
Taxation							(239)	(191)	(291)
Dividends							(35)	–	–
Goodwill							1,413	578	746
Pension liability							(939)	(770)	(885)
Net liabilities per consolidated balance sheet							(685)	(916)	(901)

* Before exceptional items, goodwill amortisation and goodwill impairment.

	Turnover 2002	Turnover 2003	Turnover Yr 2002/03
	£m	£m	£m
Geographical analysis of turnover by destination			
United Kingdom	182	216	399
Rest of Europe	458	485	942
North America	952	878	1,844
South America	58	50	108
Asia Pacific	300	303	600
Africa and Middle East	58	54	121
Continuing operations	2,008	1,986	4,014
Discontinued operations	739	58	1,004
	2,747	2,044	5,018

	Turnover			Operating profit*			Net operating assets		
	2002	2003	Yr 2002/03	2002 (restated)	2003	Yr 2002/03 (restated)	2002 (restated)	2003	Yr 2002/03 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical analysis by origin for discontinued operations									
United Kingdom	25	2	38	3	16	1	33	–	(1)
Rest of Europe	143	21	206	(3)	(12)	(9)	(7)	–	(62)
North America	516	30	687	63	(11)	79	451	–	45
South America	13	1	19	(1)	–	(1)	2	–	2
Asia Pacific	41	4	52	3	(5)	(7)	36	–	(11)
Africa and Middle East	1	–	2	–	–	–	–	–	–
	739	58	1,004	65	(12)	63	515	–	(27)
Pension costs	–	–	–	(7)	(1)	8	–	–	–
	739	58	1,004	58	(13)	71	515	–	(27)

* Before exceptional items, goodwill amortisation and goodwill impairment.

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

2. TOTAL OPERATING PROFIT/(LOSS)

	Continuing operations 2002 (restated)	Continuing operations 2003	Continuing operations Yr 2002/03 (restated)	Discontinued operations 2002 (restated)	Discontinued operations 2003	Discontinued operations Yr 2002/03 (restated)	Total 2002 (restated)	Total 2003	Total Yr 2002/03 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	2,008	1,986	4,014	739	58	1,004	2,747	2,044	5,018
Cost of sales	(1,502)	(1,462)	(3,000)	(535)	(47)	(730)	(2,037)	(1,509)	(3,730)
Gross profit	506	524	1,014	204	11	274	710	535	1,288
Distribution costs	(16)	(14)	(31)	(16)	–	(20)	(32)	(14)	(51)
Administrative costs	(372)	(394)	(769)	(130)	(24)	(183)	(502)	(418)	(952)
Operating profit*	118	116	214	58	(13)	71	176	103	285
Operating exceptional items	(44)	(131)	(98)	(9)	(1)	(21)	(53)	(132)	(119)
Goodwill amortisation	(24)	(23)	(49)	(38)	(8)	(73)	(62)	(31)	(122)
Goodwill impairment	–	–	(20)	–	–	(565)	–	–	(585)
Total operating profit/(loss)	50	(38)	47	11	(22)	(588)	61	(60)	(541)

* Before exceptional items, goodwill amortisation and goodwill impairment.

2. TOTAL OPERATING PROFIT/(LOSS) (continued)

The total restructuring costs of £46 million (2002 £53 million: 2002/2003 £119 million) together with transition costs of £86 million (2002 £nil; 2002/03 £nil), goodwill amortisation of £31 million (2002 £62 million; 2002/03 £122 million) plus goodwill impairment of £nil (2002 £nil; 2002/03 £585 million) are classified as administrative costs, which therefore total £581 million (2002 £617 million; 2002/03 £1,778 million).

3. ANALYSIS OF OPERATING EXCEPTIONAL ITEMS, GOODWILL AMORTISATION AND NET BOOK VALUE OF GOODWILL

	Operating exceptional items			Goodwill amortisation			Net book value of goodwill		
	2002	2003	Yr 2002/03	2002	2003	Yr 2002/03	2002	2003	Yr 2002/03
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business division									
Production									
Management	21	13	49	15	15	30	345	315	335
Rail Systems	–	–	1	–	–	–	1	1	1
Development	16	28	36	9	8	19	300	262	275
Corporate costs*	7	90	12	–	–	–	–	–	–
Continuing operations	44	131	98	24	23	49	646	578	611
Discontinued operations	9	1	21	38	8	73	767	–	135
	53	132	119	62	31	122	1,413	578	746

* Includes transition costs incurred for the current reshaping of Invensys as a consequence of the disposals programme of £86 million (2002 £nil; 2002/03 £nil). Costs include a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £31 million for the termination of certain group-wide contracts and IT-related costs and £5 million of other items.

4. LOSS ON DISPOSAL OF OPERATIONS

The Group has recorded corporate exceptional items in relation to the loss on disposal of operations of £54 million (2002 £102 million; 2002/03 £664 million). This comprises a profit on assets divested of £77 million (2002 £54 million; 2002/03 £598 million), a charge of associated goodwill of £131 million (2002 £168 million; 2002/03 £1,321 million), and £nil in relation to settlements and curtailments on pension schemes (2002 £12 million credit; 2002/03 £59 million credit).

5. TAXATION ON LOSS ON ORDINARY ACTIVITIES

	Six months ended 30 September 2002	Six months ended 30 September 2003	Year ended 31 March 2003
	£m	£m	£m
Taxation on ordinary activities	(30)	(20)	(42)
Adjustments in respect of prior years	–	64	(1)
Deferred tax	–	5	(5)
Tax on corporate exceptionals	(1)	–	(9)
	(31)	49	(57)

6. (LOSS)/EARNINGS PER SHARE

	Six months ended 30 September 2002 (restated)	Six months ended 30 September 2003	Year ended 31 March 2003 (restated)
(Loss)/earnings per share (pence)			
Basic	(3.7)p	(4.3)p	(39.4)p
Total Group*	2.2p	0.8p	2.6p
Diluted	(3.7)p	(4.3)p	(39.4)p
Average number of shares (million)			
Basic	3,500	3,500	3,500
Loss (£ million)			
Basic	(129)	(149)	(1,380)
Total Group			
Operating profit*	176	103	285
Net interest payable and similar charges	(61)	(39)	(113)
Other finance (charges)/income – FRS 17	15	(12)	30
	130	52	202
Tax at Group's effective tax rate (2002 39.0%; 2003 48.4%; 2002/03 57.8%)	(51)	(25)	(117)
Minority interests	(1)	–	6
	78	27	91

* Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 3,500 million shares (2002 3,500 million; 2002/03 3,500 million), being the weighted average number of shares in issue during the period and the loss after taxation and minority interest of £149 million (2002 £129 million; 2002/03 £1,380 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 48.4% (2002 39.0%; 2002/03 57.8%), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No. 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

7. CASH FLOW STATEMENT

	Six months ended 30 September 2002 (restated)	Six months ended 30 September 2003	Year ended 31 March 2003 (restated)
	£m	£m	£m
Reconciliation of operating profit/(loss) before interest and tax to net cash inflow/(outflow) from operating activities			
Total operating profit/(loss)	61	(60)	(541)
Depreciation charge	89	61	159
Provision for impairment charged to operating profit	–	–	585
Amortisation of goodwill	62	31	122
Cash costs of closures	(8)	(2)	(14)
(Increase)/decrease in stocks	(11)	(13)	4
Decrease in debtors	48	53	90
Decrease in creditors and provisions	(150)	(58)	(199)
Movement in pensions	13	(20)	4
Net cash inflow/(outflow) from operating activities	104	(8)	210
Analysis of cash flows for headings netted in the cash flow statements			
Returns on investments and servicing of finance			
Interest received	8	10	19
Interest paid	(91)	(56)	(131)
Interest element of finance lease rental payments	(1)	–	(1)
Dividends paid to minority interests	(1)	(1)	(2)
Net cash outflow for returns on investments and servicing of finance	(85)	(47)	(115)
Taxation			
UK corporation tax paid	(1)	–	(5)
Overseas tax paid	(25)	(50)	(57)
Net cash outflow for tax paid	(26)	(50)	(62)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(62)	(65)	(139)
Sale of tangible fixed assets	14	2	36
Sale of trade investments	–	4	27
Net cash outflow for capital expenditure and financial investment	(48)	(59)	(76)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(1)	(1)	–
Sale of subsidiary undertakings*	371	80	1,512
Net cash disposed of on sale of subsidiary undertakings	(13)	(4)	(19)
Sale of associated undertakings	–	–	2
Purchase of minority interests	(49)	(1)	(49)
Net cash inflow for acquisitions and disposals	308	74	1,446
Management of liquid resources			
Short-term deposits withdrawn/(made)	54	(48)	69
Net cash inflow/(outflow) from management of liquid resources	54	(48)	69
Financing			
Debt due within one year			
Increase in short-term borrowings	1,780	128	2,208
Repayment of short-term borrowings	(2,225)	(189)	(3,081)
Debt due beyond one year			
Increase in long-term borrowings	221	242	41
Repayment of long-term borrowings	(102)	(44)	(578)
Capital element of finance lease repayments	(2)	(1)	(7)
Net cash (outflow)/inflow from financing	(328)	136	(1,417)

* In the six months ended 30 September 2003, the disposal proceeds received comprised cash of £126 million less £46 million of other directly related cash costs, including advisor and professional fees.

	At 1 April 2003	Cash flow	Other movements	Exchange movement	At 30 September 2003
	£m	£m	£m	£m	£m
Analysis of changes to net debt					
Cash at bank and in hand	244	(15)	–	(2)	227
Overdrafts	(24)	13	–	(1)	(12)
		(2)			
Debt due within one year	(110)	61	(515)	5	(559)
Debt due after one year	(1,783)	(198)	515	35	(1,431)
Finance leases	(4)	1	–	–	(3)
		(136)			
Short-term deposits	121	48	–	–	169
Total	(1,556)	(90)	–	37	(1,609)
Cash at bank and in hand	244				227
Short-term deposits	121				169
Cash and short-term deposits	365				396

8. ADOPTION OF FRS 17

In November 2000 the Accounting Standards Board issued Financial Reporting Standard No. 17: Retirement Benefits (FRS 17). The Group has fully adopted FRS 17 effective from 1 April 2003. The assumptions in respect of 31 March 2003 are stated in the Annual report and accounts for that year. The valuation has been updated at 30 September 2003 and included in these accounts.

Adoption of FRS 17 has resulted in the following restatements to prior period results:

	Six months ended 30 September 2002	Year ended 31 March 2003
	£m	£m
Increase in pension charge within operating profit	(34)	(45)
(Increase)/decrease in charge to loss on disposals of operations	(20)	77
Inclusion of other finance income	15	30
(Increase)/decrease in retained loss for the period	(39)	62
Increase in recognised losses	(900)	(872)
Decrease in reserves	(1,012)	(984)

9. POST BALANCE SHEET EVENT

On 22 October 2003, Invensys announced that it had signed an agreement to sell its Metering business to IMS Meters Holdings Inc., a company sponsored by The Resolute Fund, L.P., which is a private equity fund managed by The Jordan Company LLC, for a gross consideration of US$650 million (£388 million).

10. FINANCIAL STATEMENTS

This interim report was approved by a duly appointed and authorised committee of the Board of directors on 12 November 2003. This report does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The financial information for the six months ended 30 September 2003 has been prepared on the same basis of accounting as for the year ended 31 March 2003, with the exception of retirement benefits. From 1 April 2003, the Group has fully adopted FRS 17 as described above. The financial information is unaudited. The comparative information for the year ended 31 March 2003 does not constitute the Group's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2003 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO INVENSYS PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2003 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised gains and losses, reconciliation of movements in consolidated shareholders' funds and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modification that should be made to the financial information as presented for the six months ended 30 September 2003.

Ernst & Young LLP
London
12 November 2003"

Following the decision to retain the Appliance Controls and Climate Controls businesses and to implement the Refinancing Plan, the Group has removed its existing divisional structure and will instead operate through the business divisions set out below. The previously published segmental analysis has been reanalysed to reflect this change and the disposal of the Metering business.

	Turnover		Operating profit*		Net operating assets	
	2002	2003	2002	2003	2002	2003
	£m	£m	£m	£m	£m	£m
Business division						
Process Systems	400	382	30	12	311	210
Eurotherm	59	60	8	8	36	28
APV	173	198	6	17	63	76
Rail Systems	190	232	28	32	38	40
Climate Controls	385	338	38	33	357	284
Appliance Controls	198	188	29	24	190	178
Powerware	250	241	10	10	129	83
LHB	188	184	(6)	(8)	200	170
Corporate costs	–	–	(56)	(39)	–	–
Continuing operations	1,843	1,823	87	89	1,324	1,069
Discontinued operations	904	221	89	14	621	63
	2,747	2,044	176	103	1,945	1,132
Operating exceptional items			(53)	(132)		
Goodwill amortisation			(62)	(31)		
Corporate exceptional items			(112)	(87)		
Loss on ordinary activities before interest and taxation			(51)	(147)		

* Before exceptional items, goodwill amortisation and goodwill impairment.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items		Goodwill amortisation		Net book value of goodwill	
	2002	2003	2002	2003	2002	2003
	£m	£m	£m	£m	£m	£m
Business division						
Process Systems	14	8	11	11	220	196
Eurotherm	–	1	4	4	122	117
APV	6	3	–	–	3	2
Rail Systems	–	–	–	–	1	1
Climate Controls	5	6	1	1	26	25
Appliance Controls	2	3	–	–	–	–
Powerware	2	2	4	4	148	135
LHB	3	11	4	3	117	92
Corporate costs	8	91	–	–	–	–
Continuing operations	40	125	24	23	637	568
Discontinued operations	13	7	38	8	776	10
	53	132	62	31	1,413	578

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London
SE1 2AF

The Directors
Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX

Cazenove & Co. Ltd
20 Moorgate
London, EC2R 6DA

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London, EC2N 2DB

Morgan Stanley & Co. International Limited
25 Cabot Square
London, E14 4QA

5 February 2004

Dear Sirs

We report on the unaudited, restated segmental analysis of Invensys plc for the six months ended 30 September 2003 (the "Supplemental Information") set out in Part VIII of the prospectus dated 5 February 2004 relating to Invensys plc. This information has been prepared to provide information about how the turnover, operating profit and net operating assets (the "Unaudited Interim Information") of the Group would have been presented had the revised basis of segmental analysis been applied to the Unaudited Interim Information. This revised basis (the "Revised Basis") results from the Group's decision to retain the Appliance Controls and Climate Controls businesses, implement the Refinancing Plan and remove its existing divisional structure.

Responsibility

It is the responsibility solely of the directors of Invensys plc to prepare the presentation of the Unaudited Interim Information on the Revised Basis.

It is our responsibility, as required by the UK Listing Authority, to form an opinion on the presentation of the Supplemental Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Supplemental Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted solely of checking whether the Unaudited Interim Information, had been correctly analysed on the Revised Basis.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Supplemental Information correctly analyses the results of the Group on the Revised Basis stated.

Yours faithfully

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London
SE1 2AF

The Directors
Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX

The Directors
Cazenove & Co. Ltd.
20 Moorgate
London, EC2R 6DA

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London, EC2N 2DB

The Directors
Morgan Stanley & Co. International Ltd.
25 Cabot Square
London, E14 4QA

Dear Sirs

We report on the pro forma financial information set out in Part IX ("Unaudited Pro Forma Financial Information") of the prospectus dated 5 February 2004, which has been prepared, for illustrative purposes only, to provide information about how the Refinancing Plan and disposal of the Metering business might have affected the financial information presented.

Responsibility

It is the responsibility solely of the Directors of Invensys plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Invensys plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Invensys plc; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

Set out below is an unaudited pro forma statement of net assets of the Group. The unaudited pro forma statement of net assets has been prepared, on the basis of the notes set out below, to illustrate the effect of the disposal of the Metering business and the Refinancing Plan on the Group's net assets had they occurred as at 30 September 2003. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position and results of the Group. The further tables in this Part IX provide additional analysis of Group pro forma indebtedness as at 30 September 2003.

	At 30 September 2003			
		Pro forma adjustments		
	Interim Financial Information	Disposal of Metering	Effect of refinancing	Pro forma as at 30 September 2003
	£m	£m	£m	£m
Fixed assets				
Intangible assets – goodwill	578	(10)	–	568
Tangible assets	816	(63)	–	753
Investments	24	(1)	–	23
	1,418	(74)	–	1,344
Current assets	1,953	(80)	759	2,632
Current liabilities	(1,738)	417	141	(1,180)
Net current assets	215	337	900	1,452
Total assets less current assets	1,633	263	900	2,796
Other non current liabilities	(1,779)	6	(450)	(2,223)
Pension liabilities	(770)	20	–	(750)
Net (liabilities)/assets	(916)	289	450	(177)
Minority interests	(187)	–	–	(187)
Shareholders' funds	(1,103)	289	450	(364)

Notes

(1) The Interim Financial Information has been extracted without material adjustment from Part VIII ("Unaudited Interim Financial Information") of this document.

(2) Adjustments in respect of the disposal of the Metering business reflect the gross consideration of US$650 million (£374 million) less net assets disposed as recorded in the underlying books and records of the Group as at 30 September 2003.

(3) The Refinancing Plan consists of the:

- issue of New Ordinary Shares to raise £470 million;
- raising of approximately £650 million by the issue of High Yield Bonds; and
- provision of Senior Credit Facilities of up to £1.6 billion.

Except for the five year bonding facility of £400 million and the five year revolving credit facility of £250 million, all the above are assumed to be fully drawn down. The above gross proceeds are stated before refinancing costs of £110 million of which £20 million has been allocated against equity and the balance against debt. The Senior Credit Facilities are denominated predominantly in US dollars and euros but were initially determined by reference to sterling. Balances have therefore been translated into sterling using current exchange rates being US$1.83: £1 and €1.46: £1.

(4) If the debt issue costs are written off, pro forma net assets would be £267 million and the pro forma capitalisation and indebtedness would be £1,576 million.

Included within pro forma liabilities are the following debt commitments, upon which the impact of the pro forma adjustments is as set out below:

£ millions Facility	Net Debt as at 30 September 2003	Pro forma adjustments Disposal of Metering	Equity Issue	Senior Facilities and High Yield Bonds	Refinancing Costs	Pro forma Net Debt as at 30 September	Interest Rate	Notional Interest on pro forma Net Debt
Bank RCF	515	(374)	(141)	–	–	–	–	–
Bank RCF	778	–	(329)	(559)	110	–	–	–
Term loan A	–	–	–	350	–	350	5.00%	17.5
Term loan B	–	–	–	450	–	450	5.50%	24.8
Second Lien	–	–	–	150	–	150	6.75%	10.1
High yield bonds	–	–	–	650	–	650	9.00%	58.5
Private Placement	22	–	–	(22)	–	–	–	–
144A notes	120	–	–	–	–	120	7.13%	8.6
144A notes	151	–	–	–	–	151	6.50%	9.8
EMTN	350	–	–	(350)	–	–	–	–
Other debt	69	–	–	–	–	69	3.00%	2.1
Total debt	2,005	(374)	(450)	669	110	1,940	–	131.4
Cash and short term deposit	(396)	–	–	(93)	–	(489)	3.00%	(11.0)
Escrow account	–	–	–	(576)	–	(576)	2.25%	(13.0)
Swaps	–	–	–	–	–	–	various	8.9
Net debt	1,609	(374)	(470)	–	110	875		116.3

Notes

(1) Net debt at 30 September 2003 has been extracted from Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months Ended 30 September 2003") of this document.

(2) In December 2003 Invensys sold its marketing business for a gross consideration of US$650 million (£374 million).

(3) Proceeds from the equity issue, Senior Credit Facilities and High Yield Bonds are a stated before costs of £110 million.

(4) Notional interest on pro forma net debt is an annual interest charge calculated by applying applicable rates to the principal elements of pro forma net debt, and indicative rates in connection with the High Yield Bonds, which have yet to price.

(5) The calculation excludes the amortisation of refinancing costs.

The majority of pro forma net debt at 30 September 2003 can be analysed as follows:

	Pro forma Net Debt as at 30 September 2003	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
	£m	£m	£m	£m	£m
Bank loans	950	–	–	–	950
Other loans	325	44	10	–	271
High yield bonds	650	–	–	–	650
Bank overdrafts	12	12	–	–	–
Finance lease commitments	3	1	2	–	–
Total debt	1,940	57	12	–	1,871
Cash and short term deposits and escrow account	(1,065)	(1,065)	–	–	–
Net debt	875	(1,008)	12	–	1,871

At 30 September 2003 pro forma short term debt would be £57 million and long debt would be £1,883 million.

1. United Kingdom Taxation

The following paragraphs do not constitute tax advice and are intended only as a general guide to the UK tax position at the date of this document for Qualifying Shareholders who are resident or ordinarily resident in the UK for tax purposes who hold the Ordinary Shares as investments and who are the beneficial owners of the Ordinary Shares. They are based (except where otherwise stated) on UK legislation and Inland Revenue practice current at the date of this document. If a Qualifying Shareholder is in doubt as to his or her tax position or is subject to tax in a jurisdiction other than the UK, he or she should consult his or her independent professional adviser without delay.

The Share Capital Subdivision

Shareholders should not be treated, by virtue of the receipt of New Ordinary Shares and Deferred Shares pursuant to the Share Capital Subdivision, as making a disposal or part disposal of their Existing Ordinary Shares for the purposes of UK taxation of chargeable gains and the Share Capital Subdivision should be regarded as a reorganisation of the Company's share capital. On this basis Shareholders should not incur liability for taxation of chargeable gains in respect of the Share Capital Subdivision, and the New Ordinary Shares and Deferred Shares will be treated as acquired when the Existing Ordinary Shares were acquired and the base cost a Shareholder has in its Existing Ordinary Shares will be apportioned to the New Ordinary Shares and Deferred Shares in proportion to the respective market values of the New Ordinary Shares and the Deferred Shares on the first dealing day of the New Ordinary Shares on the London Stock Exchange.

The Open Offer

(a) Capital gains taxation

It is arguable as a matter of UK tax law that the Open Offer is not, strictly speaking, a reorganisation of the share capital of the Company for the purposes of UK taxation of chargeable gains. However, there are strong arguments that it is a reorganisation of the share capital of the Company for such purposes to the extent that New Ordinary Shares issued pursuant to the Open Offer are allotted to Qualifying Shareholders *pro rata* to their existing shareholdings and the Inland Revenue may, in accordance with previous practice, be prepared to treat the Open Offer on that basis. If they do, to the extent that a Qualifying Shareholder takes up all or part of his or her entitlement under the Open Offer, he or she will not be treated as making a disposal of all or part of his or her corresponding holding of New Ordinary Shares. Instead his existing holding of New Ordinary Shares and his New Ordinary Shares issued pursuant to the Open Offer will generally be treated as a single asset (a "New Holding"), acquired at the time he is deemed to have acquired his existing holding of New Ordinary Shares. For the purpose of computing any gain or loss on a subsequent disposal by a shareholder of any shares comprised in his New Holding, the subscription amount paid for the New Ordinary Shares issued pursuant to the Open Offer will be added to the base cost of his existing holding(s) of New Ordinary Shares.

To the extent that New Ordinary Shares are issued to persons other than Qualifying Shareholders pursuant to the Placing this will not be treated as a reorganisation of the Company's share capital for the purposes of UK tax on chargeable gains. Instead, such New Ordinary Shares will be treated as acquired as part of a separate acquisition. This will also be the case to the extent that the issue of the New Ordinary Shares by the Company to Qualifying Shareholders under the terms of the Open Offer is not treated as a reorganisation. In these circumstances the price paid for the New Ordinary Shares (issued pursuant to the Placing or Open Offer) will constitute such person's base cost for the purposes of UK taxation of chargeable gains.

For disposals on or after 6 April 1998, indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal separately with the positions of corporate and non-corporate Qualifying Shareholders who subscribe for New Ordinary Shares pursuant to their *pro rata* entitlement under the Open Offer:

(i) *Corporate Qualifying Shareholders*

Qualifying Shareholders who are within the charge to UK corporation tax should obtain the benefit of indexation allowance on the New Ordinary Shares. For the purposes of calculating the indexation allowance on any disposal of any New Ordinary Shares, the expenditure incurred in subscribing for the New Ordinary Shares issued pursuant to the Open Offer will be treated as incurred only when the Qualifying Shareholder

became liable to make or made payment, not, where the issue of those New Ordinary Shares pursuant to the Open Offer has been treated as a reorganisation, at the time the New Ordinary Shares were deemed to be acquired.

(ii) *Non-corporate Qualifying Shareholders*

For disposals on or after 6 April 1998 by individuals, personal representatives or trustees the indexation allowance was frozen by reference to the Retail Price Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since 6 April 1998 and on whether that asset qualifies for the business or non-business rate of taper. Where the acquisition of the New Ordinary Shares pursuant to the Open Offer has been treated as a reorganisation of the Company's share capital for the purpose of UK taxation on chargeable gains, the deemed period of ownership (since 6 April 1998) of the existing holding of New Ordinary Shares is taken into account when assessing the availability of taper relief.

(b) Taxation of dividends

Under current UK tax legislation, no UK tax is withheld from dividend payments by the Company.

A Shareholder who is an individual resident (for tax purposes) in the UK will generally be entitled to a tax credit in respect of any dividend received from the Company. The tax credit to which an individual Shareholder is entitled is equal to 10 per cent. of the total of the dividend received and the related tax credit (the "Gross Dividend") (which is equal to one-ninth of the dividend actually received). Tax credits are no longer repayable by the Inland Revenue to individual Shareholders unless the relevant Ordinary Shares are held within a personal equity plan or individual savings account and the related Gross Dividend is paid prior to 6 April 2004. The Gross Dividend is treated as the top slice of an individual Shareholder's income. For individual Shareholders whose income is not subject to UK income tax at the higher rate, the tax credit discharges their income tax liability in respect of the Gross Dividend. To the extent that the Gross Dividend falls above the threshold for higher rate income tax the higher rate of income tax on the Gross Dividend is 32.5 per cent. Higher rate taxpayers are able to offset the tax credit against their liability to tax on their dividend income and therefore have a further liability to income tax of 22.5 per cent. of the Gross Dividend, which is equal to 25 per cent. of the dividend received.

UK resident Shareholders within the charge to UK corporation tax are not generally liable to tax in respect of dividends received from the Company, but will not be entitled to the payment of any tax credit with respect to the dividend.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company although charities will be entitled to limited compensation in lieu of payable tax credits until 5 April 2004.

The right of a Shareholder not resident in the UK for tax purposes to the benefit of a tax credit in respect of a dividend received and to claim payment of any part of a tax credit is determined by the double tax convention or agreement between the UK and the country in which the shareholder is resident. Qualifying Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if they are so entitled, the procedure for doing so. Such Qualifying Shareholders should note that it is likely that they will, in practice, not be able to reclaim any significant part of the tax credit. Qualifying Shareholders resident outside the UK may also be subject to taxation on dividend income under their local law.

(c) UK stamp duty and stamp duty reserve tax

In relation to the New Ordinary Shares being issued by the Company pursuant to the Share Capital Subdivision, the Open Offer or the Placing, no liability to stamp duty or stamp duty reserve tax ("SDRT") will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by the Company.

The conveyance or transfer on sale of the New Ordinary Shares outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration given. Stamp duty is normally the liability of the purchaser or transferee of the New Ordinary Shares. An unconditional agreement to transfer New Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the New Ordinary Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any

SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the New Ordinary Shares.

Where New Ordinary Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the New Ordinary Shares or, in the case of an issue to such persons, the Issue Price of the New Ordinary Shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT (0.5 per cent.) to apply to a transfer of New Ordinary Shares into, and to transactions within, the service instead of (i) the higher rate applying to an issue or transfer of the New Ordinary Shares into the clearance system and (ii) the exemption for dealings in the New Ordinary Shares whilst in the system.

Under the CREST system for paperless share transfers, deposits of New Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or moneys' worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of New Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from (usually) the purchaser of the New Ordinary Shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market intermediaries, are not generally liable to stamp duty or SDRT and others, including persons connected with depositary arrangements and clearance services, may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it. Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. If you are in any doubt as to your tax position, you should consult your own professional adviser without delay.

2. US FEDERAL INCOME TAXATION

The following discussion is a summary based on present law of certain US federal income tax considerations for a US Holder in relation to (i) the conversion of Existing Ordinary Shares into New Ordinary Shares and Deferred Shares in the Share Capital Subdivision, (ii) the acquisition of New Ordinary Shares in the Placing and Open Offer and (iii) the ownership and disposition of the New Ordinary Shares. The discussion is not a complete description of all the tax considerations that may be relevant to a US Holder. The discussion addresses only a US Holder that holds the Existing Ordinary Shares or the New Ordinary Shares as a capital asset and uses the US dollar as its functional currency. It does not address holders subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of 10 per cent. or more of Invensys' shares, persons holding the Existing Ordinary Shares or New Ordinary Shares as part of a hedge, straddle, conversion or other integrated financial transaction and persons that are resident or ordinarily resident or carry on a trade or business in the United Kingdom. This discussion assumes, and Invensys believes, that it is not a passive foreign investment company for US federal income tax purposes.

INVENSYS URGES YOU TO CONSULT YOUR OWN TAX ADVISERS ABOUT THE US FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF (I) THE CONVERSION OF EXISTING ORDINARY SHARES INTO NEW ORDINARY SHARES AND DEFERRED SHARES IN THE SHARE CAPITAL SUBDIVISION; (II) THE ACQUISITION OF NEW ORDINARY SHARES IN THE PLACING AND OPEN OFFER; AND (III) THE OWNERSHIP AND DISPOSITION OF THE NEW ORDINARY SHARES.

As used in this Part X "US Holder" means a beneficial owner of the Existing Ordinary Shares or New Ordinary Shares that for US federal income tax purposes is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

Share Capital Subdivision

A US Holder will not recognise any gain or loss in the exchange of Existing Ordinary Shares for New Ordinary Shares and Deferred Shares in the Share Capital Subdivision. A US Holder's tax basis in the New Ordinary Shares should be the same as its tax basis in the Existing Ordinary Shares that it exchanged and its holding period for the New Ordinary Shares should include its holding period for the Existing Ordinary Shares. A US Holder should not allocate any basis to the Deferred Shares.

Placing and Open Offer

A US Holder will not recognise taxable income when it receives the right to buy New Ordinary Shares in the Open Offer or when it acquires New Ordinary Shares in exchange for the Issue Price. The holding period for the New Ordinary Shares will begin on the acquisition date. If a US Holder uses previously acquired pounds sterling to acquire the New Ordinary Shares, any foreign currency gain or loss that it recognises on the exchange of the pounds sterling for New Ordinary Shares will be US source ordinary income or loss.

A US Holder generally will have a basis in the New Ordinary Shares equal to the US dollar value of the pounds sterling Issue Price on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder also may elect to allocate its basis in its New Ordinary Shares between those shares and the right to acquire shares in the Placing and Open Offer in proportion to the relative fair market values of the shares and the right on the date of the Share Capital Division.

Ownership and Disposition of the New Ordinary Shares

Dividends

Dividends paid on the New Ordinary Shares will be included in the gross income of a US Holder as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by noncorporate US Holders, however, will be taxed at the same preferential rate allowed for long-term capital gains if (i) Invensys qualifies for benefits under the new UK-US income tax treaty, (ii) the US Holder satisfies certain holding period requirements, and (iii) other requirements are met. Invensys will qualify for benefits under the new UK-US income tax treaty as long as its Ordinary Shares are regularly and sufficiently traded on the London Stock Exchange.

Dividends paid to a US Holder in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. Any gain or loss that a US Holder recognises on a subsequent conversion of pounds sterling into US dollars generally will be US source ordinary income or loss.

Dispositions

A US Holder will recognise capital gain or loss on the sale or other disposition of the New Ordinary Shares in an amount equal to the difference between its basis in the New Ordinary Shares and the amount realised from the sale or other disposition. Deductions for capital losses are subject to limitation. Any gain or loss generally will be treated as arising from US sources. It will be a long-term gain or loss if the New Ordinary Shares are held for more than one year. (For a non-corporate US Holder, the maximum long-term capital gains rate for taxable years that end on or after May 6, 2003 and begin no later than December 31, 2008 is 15 per cent.) Unless the holder properly identifies the particular shares sold, a US Holder's basis and holding period may be determined by reference to its basis and holding period in other Ordinary Shares.

A US Holder that receives pounds sterling on the sale or other disposition of the New Ordinary Shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss realised by a US Holder on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding

Dividends from the New Ordinary Shares and proceeds from the sale of New Ordinary Shares may be reported to the US Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN; or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount.

A US Holder that purchases New Ordinary Shares in the Placing and Open Offer may be required to file IRS Form 926 with the US Internal Revenue Service if the purchase and any other transfers of cash made within the twelve months preceding the date of purchase by the US Holder and others holding at least 80 per cent. of Invensys' shares (or certain related persons) exceed US$100,000 (or the equivalent amount of pounds sterling).

3. Republic of Ireland Taxation

The following paragraphs, which are intended as a general guide only and do not constitute tax or legal advice, are based on existing Irish tax law and the current practice of the Irish Revenue Commissioners at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments apply only to shareholders who are resident and ordinarily resident in (and only in) Ireland for tax purposes, who hold existing and New Ordinary Shares, and Deferred Shares, in Invensys as an investment and who are the absolute beneficial owners thereof. The taxation position of certain shareholders who are subject to special rules, such as dealers in securities, pension funds, and collective investment schemes, is not considered. Persons who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Ireland, should consult their own tax advisers for specific tax advice.

Capital Gains Tax

For the purposes of Irish capital gains tax, the Share Capital Subdivision, whereby each Existing Ordinary Share is to be subdivided and converted into one New Ordinary Share and one or more Deferred Shares such that each Qualifying Shareholder's proportionate and monetary interest in Invensys' issued ordinary share capital remains unchanged, constitutes a reorganisation of the share capital of Invensys. Accordingly, Qualifying Shareholders will not be treated as making a disposal or part disposal of their existing holdings of Ordinary Shares as a result of the Share Capital Subdivision. The holdings of Qualifying Shareholders after the Share Capital Subdivision will be regarded as the same as their original holdings in terms of their acquisition date and cost.

The issue of New Ordinary Shares to Qualifying Shareholders in proportion to their holdings of existing New Ordinary Shares pursuant to the terms of the Open Offer also constitutes a reorganisation of the share capital of Invensys. Such New Ordinary Shares will be treated as having been acquired at the same time and at the same aggregate cost as the Qualifying Shareholder's existing holding of New Ordinary Shares. The subscription monies paid for the New Ordinary Shares will be treated as enhancement expenditure and added to the base cost of the Qualifying Shareholder's existing holdings of New Ordinary Shares.

If a Qualifying Shareholder disposes of all or part of his holding of New Ordinary Shares, he may, depending on his circumstances, incur a liability to Irish capital gains tax. Where any such proceeds are received in pounds sterling, they will be translated into euro to calculate the amount of any gain or loss. The rate of capital gains tax in Ireland is currently 20 per cent.

Dividends

An individual Qualifying Shareholder who is resident in Ireland for tax purposes will be subject to Irish income tax at the applicable marginal rates (currently either 20 per cent. or 42 per cent.) on the cash amount of any dividends received. Such Qualifying Shareholders will also be liable to the 2 per cent. health levy, and in the case of self-employed persons, to a social insurance contribution of 3 per cent.

A corporate Qualifying Shareholder who is resident in Ireland for tax purposes will generally be subject to Irish corporation tax at 25 per cent. on the cash amount of the dividend received. Where such a corporate Qualifying Shareholder owns more than 10 per cent. of the ordinary share capital of Invensys, they may have an entitlement, pursuant to the Ireland/United Kingdom double tax treaty, to a credit for the underlying tax suffered by Invensys.

Stamp Duty

No Irish stamp duty will arise in respect of the Share Capital Subdivision, nor in respect of the allotment of New Ordinary Shares pursuant to the terms of the Open Offer.

A subsequent conveyance or transfer on sale of New Ordinary Shares will not give rise to liability to Irish stamp duty unless the conveyance or transfer of such New Ordinary Shares relates to immovable property (or right over or interest in immovable property) situated in Ireland, or the stocks or marketable securities of a company which is registered in Ireland.

1. Responsibility

The Directors, whose names appear in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and business

Invensys was incorporated and registered in England and Wales on 1 April 1920 under the name of Siebe as a private company with registered number 166023 and was re-registered as a public limited company under the Companies Act 1948 to 1980 on 30 March 1982. Siebe plc changed its name to Invensys on 16 April 1999 following its merger with BTR plc. The principal legislation under which Invensys operates is the Companies Act. The Company is the ultimate holding company of the Invensys Group.

3. Directors and senior management

Directors

(a) The full names of the Directors and their principal functions are as follows:

Director	Position
Martin Jay CBE	Chairman
Richard Neil Haythornthwaite	Chief Executive
Adrian Nevil Hennah	Chief Financial Officer
Larry Farmer	Non-executive director
Jean-Claude Guez	Non-executive director
Andrew Elliott Macfarlane	Non-executive director
Simon Manwaring Robertson	Non-executive director

The business address of each of the Directors is Invensys House, Carlisle Place, London SW1P 1BX.

Directors' biographical information

(b) ***Martin Jay CBE***, (aged 64). Non-Executive Chairman. Appointed non-executive director of Invensys in January 2003. Chairman of VT Group plc and prior to that Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Mr. Jay succeeded Lord Marshall of Knightsbridge as Chairman of Invensys at the annual general meeting in July 2003. Mr. Jay's current term as a Director expires at the annual general meeting in 2006.

(c) ***Richard Haythornthwaite*** MA, (aged 47). Chief Executive. Appointed Chief Executive of Invensys in October 2001. Mr. Haythornthwaite was previously Chief Executive of Blue Circle Industries plc until its acquisition by Lafarge SA. He is a non-executive director of ICI plc. Mr. Haythornthwaite's current term as a Director expires at the annual general meeting in 2005.

(d) ***Adrian Hennah*** MA, FCA, (aged 46). Chief Financial Officer. Appointed Senior Vice President, Finance October 2002. Previously Senior Vice President, Research and Development for GlaxoSmithKline plc, where he was responsible for finance, venturing and technology alliances, business strategy development, process redesign and operations. Mr. Hennah's current term as a Director expires at the annual general meeting in 2006.

(e) ***Larry Farmer*** BS, MS, PhD, (aged 64). Non-Executive Director. Appointed March 2002 as a non-executive director. From 1990 to 2000, Mr. Farmer was Chief Executive and President of Brown & Root Energy Services Limited. Prior to his retirement in December 2001, he was Chief Executive of Halliburton Brown & Root Limited. Mr. Farmer's current term as a Director expires at the annual general meeting in 2005.

(f) ***Jean-Claude Guez*** MS, (aged 60). Non-Executive Director. Appointed January 2003 as non-executive director. Mr. Guez is also non-executive director of Exel plc and Eurostar Group Ltd and a former management-consulting partner (until 1 October 1999) at Accenture, where he remained, until 1 September 2003, as a part-time adviser to senior management on the implementation of new technologies. He is also an advisory partner with Rocket Ventures LP, a US-based technology venture capital fund and to K.D.S.

International and to M.C.C-Software, two French software houses specialised in travel-industry specific middleware. Mr. Guez's current term as a Director expires at the annual general meeting in 2006.

(g) ***Andrew Macfarlane*** MA, FCA, (aged 47). Non-Executive Director. Appointed March 2003 as a non-executive director. Mr. Macfarlane is Group Finance Director of Land Securities Group plc. He was previously the Chief Financial Officer of the hotels division of Six Continents plc (now Inter Continental Hotels Group plc following the separation of Six Continents plc's business) and prior to this was the Director of Corporate Finance of Bass plc. Mr. Macfarlane's current term as a Director expires at the annual general meeting in 2006.

(h) ***Simon Robertson***, (aged 62). Non-Executive Director. Appointed non-executive director of Invensys in February 1999, having joined the BTR plc board in 1997. Mr. Robertson is Managing Director of Goldman Sachs International and former Chairman of Kleinwort Benson Group plc, which he joined in 1963. He is also a non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Mr. Robertson's current term as a Director expires at the annual general meeting in 2004.

(i) Other directorships

The details of any other non-group companies and partnerships of which the Directors are or have been directors or partners in the last five years are as follows:

Name of Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
Martin Jay CBE	Mary Rose Trust VT Group plc	Fleet Support Limited The Tall Ships Youth Trust Vosper Thornycroft (UK) Limited VT Fire Training (Avonmouth) Limited VT Group International Limited VT International Services Limited VT Investments Limited VT Maritime Affairs Limited
Richard Haythornthwaite	Almeida Theatre Company Limited British American Arts Association Limited Imperial Chemical Industries plc NMSI Trading Limited	Associated International Cement Limited Blue Circle Industries Public Limited Company Construction Products Association Cookson Group plc Lafarge SA National Council of Building Material Producers Whitecliff Properties Limited
Adrian Hennah	The Gray Laboratory Cancer Research Trust	Affymax N.V. Affymax Technologies N.V. Affymetrix Inc. Allen & Hanburys BW Trading Inc. GlaxoSmithkline Research & Development Limited Glaxo Development (Latin America) Inc. GlaxoSmithKline Financial Inc. GlaxoSmithKline Services Inc. Glaxo Wellcome Biopharmaceuticals Inc. Glaxo Wellcome Inc. Glaxo Wellcome OTC Inc. Glaxo Wellcome Puerto Rico Inc. Glaxo Wellcome Supply Inc. Glaxo Wellcome UK GW Investment Corp.

Name of Director	Current non-Group directorships	five years (but no longer held)
Larry Farmer	Digital Steps Ltd Digital Steps Energy Limited	Brown & Root Highlands Fabricators Limited European Marine Contractors Limited Granherne (Holdings) Limited Granherne International Limited Granherne International (Holdings) Limited Granherne Information Systems Limited Granherne Limited Halliburton Energy Development (North Sea) Inc. Kellogg Brown & Root Limited Kellogg Brown & Root Bangladesh Limited Kellogg Brown & Root Energy Services Limited OGC International Limited
Jean-Claude Guez	Eurostar Group Limited Exel plc	

Name of Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
Andrew Macfarlane	Land Securities plc Land Securities (Finance) Limited Land Securities Group plc Land Securities Properties Limited Land Securities Trillium Limited Trillium Group Limited Vegaplace Limited	Bass Beers Worldwide Limited Bass Hotels & Resorts, Inc. Bass Machine Holdings Limited Bass (U.S.A.) Franchising, Inc. Bass (U.S.A.) Incorporated Crowne Plaza, Inc. DeleVille SpA (Italy) E.P. Development Co. General InnKeeping Acceptance Corporation Gestion Hotelera Gestal CA (Venezuela) GIAC Leasing Corporation HIA, Inc. H.I. (Canada), Inc. HII International Holdings, Inc. H.I. Ravinia, Inc. HI-Communications, Inc. Holiday Clubs International, Inc. Holiday Hospitality Franchising, Inc. Holiday Inn Limited Holiday Inn Worldwide Insurance Company Holiday Inns of America, Inc. Holiday Inns (Andina), Inc. Holiday Inns (Freeport), Inc. Holiday Inns, Inc. Holiday Inns (Jamaica), Inc. Holiday Inns (South America), Inc. Holiday Inns (The Bahamas), Inc. Holiday Pacific Equity Corporation Holiday Pacific Holding Company Holiday Pacific Management Corporation Holidex (U.K.), Inc. Hotelera El Carmen S.A. (Spain) Indian Valley Realty Corp. INNvest Realty Corp. Insurance Resource Services, Inc. Inter-Continental de Colombia S.A. (Colombia) Intercontinental Hotels Betriebsgesellschaft m.b.H. (Germany) Intercontinental Hotels Corporation de Venezuela C.A. (Venezuela) Intercontinental Hotels Italia S.r.l. (Italy) Intercontinental Hotels Management GmbH (Germany) Inter-Continental Szalloda Budapest Rt. Lastbrew Limited NAS Cobalt No. 1 Limited NAS Cobalt No. 2 Limited ResCom Services, Inc. Riverfront Investment Co., Inc. Six Continents Holdings Limited Six Continents Hotel Group Company Six Continents Pensions Limited Tex-Ken, Inc.

Name of Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
Simon Robertson	Berry Bros. & Rudd Limited Inchcape plc International Financial Services London The Royal Academy Trust Royal Opera House Covent Garden Limited The Royal Opera House Endowment Fund 2000 St. Paul's Cathedral Foundation Universal Specialists Limited	Eden Trustee Limited Goldman Sachs International The Goldman Sachs Group LP Invensys International Holdings Limited London Stock Exchange plc Switchback Investors

(j) As at the date of this document, no Director:

(i) except as disclosed in sub-paragraph (i) above has been at any time in the five years prior to the date of this document, a director or partner of any companies or partnerships other than the Company; or

(ii) has any unspent convictions in relation to indictable offences; or

(iii) has been adjudged bankrupt or been a party to a deed of arrangement or any form of voluntary arrangement; or

(iv) has been a director with an executive function of any company which, while he was such a director or within 12 months after his or her ceasing to be such a director, was put into receivership or compulsory liquidation or creditors' voluntary liquidation or company voluntary arrangement or has had an administration or an administrative or other receiver appointed or entered into any composition or arrangement with its creditors generally or any class of its creditors; or

(v) has been a partner in any partnership which, while he was a partner, or within 12 months after his ceasing to be a partner, was put into compulsory liquidation or had an administrator or an administrative or other receiver appointed or entered into any voluntary arrangement; or

(vi) has had an administrative or other receiver appointed in respect of any asset belonging to him or to a partnership of which he was a partner at the time of such event or within 12 months after his ceasing to be such a partner; or

(vii) has received any public criticism by any statutory or regulatory authorities, including designated professional bodies, or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

(k) Directors' Remuneration

(i) In the financial year ended 31 March 2003, the aggregate of the remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) granted by the Company and its subsidiaries and paid to the Directors (and former directors) during that financial year was £1,895,950 (see Note 5(ii) in Part VII ("Accountants' Report in respect of the Invensys Group") in this document). Both executive Directors participate in defined benefit pension arrangements and Mr. Haythornthwaite also participates in defined contribution pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. The Company also makes contributions to an unapproved money purchase scheme in respect of Mr. Haythornthwaite's earnings above the Inland Revenue earnings limit. Executive Directors are also provided with a company car or the use of a pool car and with health care benefits. The only bonus payment during the financial year ended 31 March 2003 was a payment of £88,125 to Mr. Hennah. For more details, please refer to Note 5 in the Accountants' Report in Part VII ("Accountants' Report in respect of the Invensys Group") of this document.

(ii) Details of Directors' service contracts are as follows:

The Chairman, Mr. Jay, serves the Company under an appointment letter dated 28 May 2003. His appointment can be terminated by either party giving the other not less than 12 months' notice. The appointment letter does not contain any provisions for pay in lieu of notice, liquidated damages or supplementary payment.

Both executive Directors, Mr. Haythornthwaite and Mr. Hennah, are employed under service contracts with the Company dated 24 July 2001 and 29 July 2002, respectively (as amended).

Both contracts terminate automatically on the executive Director's 60th birthday.

Mr. Haythornthwaite is entitled to a basic salary of £660,000 per annum and is eligible to participate in the Executive Bonus Plan and other incentive schemes operated by the Company. Other benefits under his contract include the use of a pool car and private medical insurance for him and his immediate family. Mr. Haythornthwaite participates in the Invensys Pension Scheme, a defined benefit pension scheme. The Company also makes contributions to an unapproved money purchase scheme in respect of Mr. Haythornthwaite's salary above the statutory Inland Revenue earnings limit for approved pension contributions.

Mr. Haythornthwaite's contract can be terminated by either party giving the other not less than one month's notice. The contract does not contain any provision for pay in lieu of notice, liquidated damages or supplementary payments.

Mr. Hennah receives a basic salary of £400,000 per annum and is eligible to participate in the Executive Bonus Plan and other incentive schemes operated by the Company. Other benefits under his contract include the provision of a company car or a monthly car allowance, private medical insurance for him and his immediate family and permanent health insurance. Mr. Hennah participates in the Invensys Pension Scheme, a defined benefit pension scheme.

Mr. Hennah's contract can be terminated by either party giving the other not less than twelve months' written notice and does not contain any pay in lieu of notice provision.

In certain change of control circumstances, Mr. Hennah's contract could be terminated by him giving the Company 30 days' written notice provided two conditions are satisfied. First, a change of control must occur. This is defined to include: (i) the acquisition of shares carrying more than 50 per cent. of voting rights of the Company; (ii) the approval by Shareholders of a merger or consolidation of the Company; (iii) a compromise or scheme of arrangement between the Company and its members under section 425 of the Act or a resolution for the voluntary winding up of the Company; or (iv) the sale or disposition of 50 per cent. or more of the Company's assets. Mr. Hennah has agreed that he will not give notice with respect to any change of control (as defined) arising by virtue of the Company's disposal and restructuring programme at least until the Company's remuneration committee shall have agreed that such programme is substantially complete. Secondly, Mr. Hennah's title, responsibilities, status or place of work must be materially and adversely changed or diminished without his prior consent.

Where Mr. Hennah terminates his contract by giving 30 days' written notice under the provisions set out above, the Company is required to pay him an amount in cash equal to: (i) one year's annual base salary; plus (ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Company's executive bonus plan for the preceding financial year if such award had not already been paid; plus (iii) a *pro rata* share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Company's executive bonus plan calculated in respect of the period from the beginning of the financial year in which his employment terminates to the date his employment terminates; plus (iv) the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment and Mr. Hennah is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide Mr. Hennah with pension and certain other benefits for up to twelve months.

In addition, Mr. Hennah is entitled to receive a payment of £250,000 on each of 5 April 2004 and 5 October 2005 provided he remains employed on those dates. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company.

(iii) The non-executive Directors serve the Company under appointment letters which do not contain any notice period. They are entitled to a basic fee of £28,000 per annum. The Chairman of each Board committee receives an additional £5,000 per annum, and each committee member receives £750 for each meeting attended.

At the request of the Board, Mr. Farmer, a non-executive Director, has recently undertaken supervisory and advisory work of a temporary nature, utilising his specialist industry experience, in relation to the Process Systems Business. Mr. Farmer is entitled to an additional fee of £2,500 per day for this

work. The Company does not anticipate that he will work more than 35 days in aggregate this calendar year. The Board has concluded that this temporary advisory work, and Mr. Farmer's entitlement to the stated fee, does not affect his independence as a non-executive Director.

(l) Directors' interests in transactions

No Director has or has had any interest in any transaction to which the Company or any of its subsidiaries is a party and which is or was unusual in its nature or conditions, contains or contained unusual terms or which is or was significant to the business of the Group which was effected during the current or immediately preceding financial year, or during any earlier financial year of the Company and which remains in any respect outstanding or unperformed.

(m) Loans to Directors

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director.

(n) Pensions

The total amount set aside or accrued by the Company to provide pension, retirement or similar benefits to the Directors is £319,000.

(o) Committees of the Board

The Board has three standing committees: the nominating committee, the audit committee and the remuneration committee.

(i) The nominating committee is responsible for monitoring the performance of the Directors, reviewing induction and training requirements for individual Directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of Directors. The current members of the nominating committee are: Mr. Martin Jay (chairman), Mr. Simon Robertson and Mr. Jean-Claude Guez.

(ii) The audit committee is composed of three independent non-executive Directors: Mr. Andrew Macfarlane (chairman), Mr. Simon Robertson and Mr. Larry Farmer. The audit committee meets at least three times a year to review the published financial information and the effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. The external auditors normally attend all meetings and there is a meeting at least once a year between the audit committee and the external auditors at which members of Invensys' management are not present. At the invitation of the audit committee, Mr. Haythornthwaite (the Chief Executive) and Mr. Hennah (the Chief Financial Officer) regularly attend meetings of the audit committee. On occasion, the other non-executive Directors attend meetings to obtain a fuller briefing on significant issues. The audit committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself to ensure that the independence of the auditors is not impaired. The review covers the nature of the work, the method of appointment and the fees paid. This work generally falls within two categories, namely audit and assurance, and taxation. In relation to internal controls and risk management, the audit committee reviews reports from internal and external auditors, executive management and the risk committee (a committee comprised of representatives of management and the treasury, finance, legal, audit and risk management departments) to obtain reasonable assurance that appropriate control procedures are in place and are being adhered to and reports on all these matters to the Board.

(iii) The remuneration committee is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive Directors. The members of the remuneration committee are: Mr. Jean-Claude Guez (chairman), Mr. Larry Farmer and Mr. Andrew Macfarlane. They are all independent non-executive Directors. No non-committee member may attend other than by invitation of the committee chairman. No Director is involved in deciding his own remuneration. The remuneration committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals.

4. INTERESTS IN ORDINARY SHARES

(a) As at 4 February 2004 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors and their immediate families in the issued share capital of the Company, (i) which have been notified to the Company pursuant to section 324 or section 328 of the Act, or (ii) which are required to be entered in the register maintained by the Company pursuant to section 325 of the Act, or (iii) which are interests of a connected person (within the meaning of section 346 of the Act) of the Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

Name	Number of Existing Ordinary Shares	Percentage of existing issued ordinary share capital
Martin Jay CBE	–	–
Richard Haythornthwaite	250,000	0.007
Adrian Hennah	–	–
Larry Farmer	2,000	0.00006
Jean-Claude Guez	–	–
Andrew Macfarlane	7,500	0.0002
Simon Robertson	2,165	0.00006

In addition certain of the Directors have been granted options over Existing Ordinary Shares, as shown in paragraph (c) below.

(b) The interests of the Directors, as shown in paragraphs (a) above, in the issued ordinary share capital of the Company immediately following the Placing and Open Offer (assuming the Directors take up their entitlements in full under the Open Offer) and the Share Capital Subdivision will be as follows:

Name	Number of New Ordinary Shares	Percentage of issued ordinary share capital
Martin Jay CBE	–	–
Richard Haythornthwaite	406,250	0.007
Adrian Hennah	–	–
Larry Farmer	3,250	0.00006
Jean-Claude Guez	–	–
Andrew Macfarlane	12,187	0.0002
Simon Robertson	3,518	0.00006

In addition certain of the Directors have been granted options over Existing Ordinary Shares, as shown in paragraph (c) below.

(c) As at 4 February 2004 (being the latest practicable date prior to the publication of this document) the following options over Existing Ordinary Shares had been granted to certain Directors and remain outstanding under the Invensys Share Schemes:

Director	Scheme	Date of grant	Exercise price per Ordinary Share (pence)	Exercise Period	Existing Ordinary Shares under option
Current directors					
R N Haythornthwaite	1998 ESOS	25.07.01	100.700	25.07.04-24.07.11	893,744
	1998 ESOS	17.06.02	100.350	17.06.05-16.06.12	1,315,400
					2,209,144
A N Hennah	1998 ESOS	04.12.02	63.550	04.12.05-02.12.12	1,150,700
	SAYE Scheme	21.01.03	43.000	01.04.06-30.09.06	20,658
					1,171,358

No consideration was paid on the grant of these options.

As at 4 February 2004 (being the latest practicable date prior to the publication of this document) the following share awards over Existing Ordinary Shares had been granted to certain Directors and remain outstanding under the Invensys Share Schemes:

Director	Scheme	Date of grant	Value per Ordinary Share (pence)	Performance period	Existing awards over Ordinary Shares
R N Haythornthwaite	LTIP	25.07.01	118.0875	25.07.01-24.07.04	254,049
	LTIP	20.06.03	19.0250	20.06.03-19.06.06	3,469,119
					3,723,168
A N Hennah	LTIP	25.07.01	56.89	04.12.02-03.12.05	428,500
	LTIP	20.06.03	19.0250	20.06.03-19.06.06	2,102,497
					2,539,997

(d) Save as disclosed above, none of the Directors, their immediate families nor any person connected with a Director (within the meaning of section 346 of the Act) has any beneficial or non-beneficial interest in the share capital of the Company.

(e) Significant shareholdings

As at 4 February 2004 (being the latest practicable date prior to the publication of this document) excluding any interests of the Directors, the Directors were aware of the following persons who were, directly or indirectly, interested in three per cent. or more of the existing issued ordinary share capital of the Company:

	As at 4 February 2004		Immediately following the Placing and Open Offer and the Share Capital Subdivision (assuming the relevant persons take up their entitlements in full under the Open Offer)	
Name of shareholder	No. of Existing Ordinary Shares	Percentage of issued ordinary share capital	No. of New Ordinary Shares	Percentage of issued ordinary share capital
Brandes Investment Partners, LLC	489,743,767	13.99	795,833,621	13.99
The Capital Group Companies, Inc	157,007,807	4.49	255,137,686	4.49
Legal & General Group plc	115,560,085	3.30	187,785,138	3.30

(f) Save as aforesaid, the Directors are not aware of any person who, directly or indirectly, is interested in three per cent. or more of the existing issued ordinary share capital of the Company. The Directors are not aware of any person who directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

5. Market quotations of an ordinary share

The following table sets out the middle market quotation of an Existing Ordinary Share, on the first dealing day in each of the six months prior to publication of this document and on 4 February 2004 (being the latest practicable date prior to publication of this document) as derived from the Daily Official List of the London Stock Exchange:

	Share Price (pence)
1 July 2003	20.00
1 August 2003	26.50
1 September 2003	35.25
1 October 2003	27.50
3 November 2003	31.50
1 December 2003	21.00
2 January 2004	18.50
4 February 2004	23.75

6. SHARE CAPITAL

(a) The authorised and issued share capital of the Company as at 4 February 2004 (being the latest practicable date prior to publication of this document) is shown in (i) below. The authorised and issued share capital of the Company immediately following the Placing and Open Offer (assuming there is no issue of Ordinary Shares or exercise of options over Ordinary Shares between 4 February 2004 and the date on which the Placing and Open Offer completes) and the Share Capital Subdivision will be as shown in (ii) and (iii) below:

	Authorised			Issued	
	Number	Amount (£)		Number	Amount (£)
(i)	5,600,000,000	1,400,000,000	Existing Ordinary Shares	3,499,780,822	874,945,206
(ii)	56,005,260,272	560,052,603	New Ordinary Shares	5,687,143,835	56,871,438
(iii)	3,499,780,822	839,947,397	Deferred Shares	3,499,780,822	839,947,397

(b) Following the Placing and Open Offer (including Ordinary Shares reserved for allotment upon the exercise of options under the Invensys Share Schemes) and the Share Capital Subdivision, 50,318,116,437 New Ordinary Shares will remain authorised but unissued, and the Directors will have authority to allot 284,357,191 of such shares, representing approximately 5 per cent. of the Enlarged Share Capital. The Directors have no present intention of issuing any of such authorised but unissued share capital other than upon the exercise of options under the Invensys Share Schemes.

(c) There have been the following changes to the authorised and issued share capital of the Company in the three years preceding the date of this document:

Date of Issue	Number of Ordinary Shares issued	Price (pence)	Special terms
11 December 2000	15,860	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 25
11 December 2000	16,844	136.93	Issued pursuant to APV plc SAYE Scheme No. 31
8 January 2001	27,580	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 26
8 January 2001	2,580	131.22	Issued pursuant to APV plc SAYE Scheme No. 32
18 January 2001	6,512	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 27
5 February 2001	2,776	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 28
5 February 2001	28,696	136.93	Issued pursuant to APV plc SAYE Scheme No. 33
5 February 2001	495	175	Issued pursuant to Siebe plc SAYE Scheme No. 64
19 February 2001	5,276	136.93	Issued pursuant to APV plc SAYE Scheme No. 34
19 February 2001	6,711	131.22	Issued pursuant to APV plc SAYE Scheme No. 35
19 February 2001	8,552	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 29
7 March 2001	4,808	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 30
19 April 2001	800	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 31
30 April 2001	16,044	128.75	Issued pursuant to Unitech plc SAYE Scheme No. 32

(d) By an ordinary resolution of the Company passed on 24 July 2002, the Directors were unconditionally authorised in accordance with section 80 of the Act (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £288,000,000. Such authority expires on 24 July 2007, and the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.

(e) By a special resolution of the Company passed on 24 July 2002, the Directors were empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred on them referred to in (d) above, as if section 89(1) of the Act did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of the equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to such exclusions or other arrangements as the directors may consider appropriate in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £43,500,000,

such authority expiring on 24 July 2007, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.

(f) Save under the Placing and the Open Offer, none of the New Ordinary Shares have been sold or will be available in whole or in part to the public in conjunction with the application for Admission.

(g) The Existing Ordinary Shares are, and the New Ordinary Shares will, when fully paid, be in registered form and are, and will be, capable of being held in Uncertificated Form.

(h) The New Ordinary Shares will be issued at a premium of 20.50 pence over the nominal value of 1 pence per New Ordinary Share.

(i) The New Ordinary Shares will, when issued and fully paid, rank *pari passu* with the New Ordinary Shares then in issue and will rank for all dividends or other distributions declared, made or paid after the date of issue of the New Ordinary Shares.

(j) Subject to Resolution 1 in the notice of Extraordinary General Meeting set out at the end of this document being passed, each Existing Ordinary Share will be subdivided and converted into one New Ordinary Share and one Deferred Share. Each New Ordinary Share will have the same rights (including voting and dividend rights and rights on a return of capital) as each Existing Ordinary Share. The rights and restrictions attaching to the Deferred Shares will be as follows:

(i) on a winding-up or other return of capital, holders of Deferred Shares shall be entitled only to payment of the amounts paid up on those shares, after repayment to the holders of any and all ordinary shares then in issue of the nominal amount paid up on those ordinary shares held by them respectively and the payment in cash or *in specie* of £100,000 on each of those ordinary shares;

(ii) the Deferred Shares shall not entitle the holders of the shares to receive any dividend or other distribution (other than pursuant to sub-paragraph (i) of this paragraph (j) above) or to receive notice of, or to attend or vote at, any general meeting of the Company;

(iii) the Deferred Shares shall not, save as provided in sub-paragraph (iv) of this paragraph (j) below, be transferable;

(iv) the Company shall have an irrevocable authority from each holder of the Deferred Shares at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(A) to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any of those shares and/or an agreement to transfer the same (without making any payment for them) to such person or persons as the Company may determine and to execute any other documents which such person may consider necessary or desirable to effect such transfer, in each case without obtaining the sanction of the holder(s) and without any payment being made in respect of such acquisition;

(B) to purchase all or any of the shares in accordance with the Act without obtaining the consent of the holders of those shares in consideration of the payment to each of the holders whose shares are purchased of an amount not exceeding one penny in respect of all the Deferred Shares then being purchased;

(C) for the purposes of any such purchase, to appoint any person to execute a contract for the sale of any such shares to the Company on behalf of any holder of Deferred Shares;

(D) to cancel all or any of the Deferred Shares purchased in accordance with the Act; and

(E) pending any such transfer, purchase or cancellation, to retain the certificates (if any) for all or any of the Deferred Shares; and

(v) the reduction of capital paid up on the Deferred Shares and/or the creation or issue of further shares in the capital of the Company ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the Deferred Shares shall be deemed not to vary or abrogate the rights attaching to the Deferred Shares.

(k) The Company's Ordinary Shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

7. MEMORANDUM AND ARTICLES OF ASSOCIATION OF INVENSYS

(a) *Memorandum of Association*

The memorandum of association of Invensys provides that its principal objects are, amongst other things, to carry on all or any of the businesses of general engineers, mechanical engineers, electrical engineers, manufacturers of and dealers in implements, machines and machinery of every description. The objects of Invensys are set out in full in clause 4 of the memorandum of association of Invensys which is available for inspection at the address set out in paragraph 18 below.

(b) *Articles of Association*

Set out below is a summary of certain of the provisions of the articles of association of Invensys, which are available for inspection at the address set out in paragraph 18 below.

(i) **Voting**

Subject to any special rights or restrictions as to voting attached by or in accordance with the articles of association of Invensys to any class of shares in Invensys, on a show of hands every shareholder present in person at a meeting shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for every share held by him.

Unless the Directors otherwise decide, a shareholder may not vote at a general meeting, or at a separate general meeting of the holders of any class of shares, if he has not paid all amounts relating to his shares which are due at the time of the meeting.

A shareholder may not attend or vote at any meeting or appoint a proxy in respect of shares in relation to which he is in default under a notice under section 212 of the Act as described in sub-paragraph (iii) below.

(ii) **Transfer of shares**

All transfers of Certificated shares in Invensys may be effected by transfer which must be in writing and in the usual standard form or any other form approved by the Directors.

All transfers of Uncertificated shares in Invensys may be made in any manner allowed by the Regulations.

The Directors may, without giving any reason, refuse to register any transfer of shares which are not fully paid. The Directors cannot refuse to register any transfer if this would prevent dealings from taking place on an open and proper basis.

The Directors may decline to recognise any instrument of transfer in respect of Certificated shares unless the instrument of transfer is in respect of only one class of shares in Invensys and is lodged at Invensys' registered office or any other place decided on by the Directors accompanied by the relevant share certificate(s) and such other evidence as the Directors may require to show the right of the transferor to make the transfer. The Directors may also refuse to register a transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

The Directors may decline to register a transfer of Uncertificated shares in the circumstances set out in the Regulations.

The Directors may decline to register a transfer of shares in relation to which a default has occurred under a notice under section 212 of the Act as described in sub-paragraph (iii) below.

(iii) **Disclosure of interests in shares**

Invensys may, by service of a notice, require any person it knows or thinks has an interest in shares in Invensys to disclose to Invensys in writing and within a reasonable period such information as Invensys shall be entitled to require pursuant to section 212 of the Act. When a person defaults in complying with such notice within 14 days of service, Invensys may serve a further notice stating that such person may no longer attend or vote at any meeting or appoint a proxy in respect of those shares in relation to which the default occurred. If the shares in relation to which the default occurred represent 0.25 per cent. or more of the shares (or any class of shares) in Invensys such further notice may also state that the Directors may withhold any dividends or other moneys payable in respect of such shares (without liability to pay interest) and may also refuse to register a transfer of such shares unless they are satisfied that the transfer is an outright sale to an independent third party.

(iv) **Dividends and Distribution of Assets on Liquidation**

(A) The Company may by ordinary resolution declare dividends but no such dividend will exceed the amount recommended by the Directors, and dividends must be paid in accordance with legislation.

When they consider that the financial position of Invensys justifies such payments, the Directors may pay fixed rate dividends on the dates prescribed for the payment of those dividends and may also from time to time declare and pay interim dividends on such dates as they think fit.

Unless the rights attached to any shares in Invensys or the terms of issue of any shares otherwise provide, all dividends relating to particular shares will be paid to those shareholders in proportion to the amounts that were paid up on the shares during the period for which the dividend is paid. Any sums paid in advance of a call will not be treated as paid up on the share for the purposes of calculating the amount of a dividend to be paid, and dividends may be declared or paid in any currency that the Directors consider appropriate.

If a shareholder owes any money for calls on shares in Invensys or money relating in any other way to shares in Invensys, the Directors may deduct any of this money from any dividend or other moneys payable on or in respect of a share and may use money deducted in this way to pay amounts owed to the Company in connection with the shares.

(B) If the Company goes into liquidation, the liquidator may, with the approval of a special resolution (or other sanction required by legislation) either distribute the assets of the Company among the shareholders or transfer the assets to trustees, to be managed by them, for the benefit of shareholders.

Where the liquidator is to distribute the assets, the liquidator may determine the values of the assets and how they will be divided. The assets may be distributed even if they consist of different kinds of property. Where the liquidator is to transfer assets to trustees, the liquidator may decide on the nature of the trust.

No shareholder will be obliged to accept assets where there is any liability associated with them.

(v) **Variation of Rights and Changes in Capital**

(A) The rights attached to any class of shares in Invensys, or special rights attached to certain shares forming part of a class, may be changed. Any change or removal of a right must be approved either in writing by shareholders holding at least three-quarters in nominal value of that class of shares or by an extraordinary resolution passed at a class meeting of those shareholders. Where special rights of shares forming part of a class are to be changed, each part of the class, which is being treated differently, will be treated as if they formed a separate class.

At a class meeting called to consider the change of the rights of shareholders, the articles relating to general meetings will apply with any necessary changes, except that a quorum will be present if at least two shareholders who own at least one third in nominal value of the issued shares of the class is present in person or by proxy, but if the meeting is an adjourned one, one person present, whether in person or by proxy, who holds shares of the class will be a quorum. Any shareholder who is present in person or by proxy can demand a poll, on which every shareholder present is entitled to one vote for every share he has of the class.

(B) The Company may by ordinary resolution increase its share capital, consolidate all of its share capital into shares of larger nominal value, divide some or all of its shares into shares of a smaller

nominal value, consolidate and divide all or any of its share capital into shares of a different nominal value and cancel any shares not taken, or agreed to be taken, by any person.

(C) The Company may purchase or contract to purchase any of its own shares. However, where there are other securities in issue allowing holders to convert them into the class of shares to be repurchased at any time, if the Listing Rules so require, the holders of the convertible securities must first pass an extraordinary resolution approving the purchase at a class meeting (although such a resolution is not required if the terms on which the convertible securities were issued allow the purchase).

(D) The Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way permitted by law.

(vi) **Unclaimed dividends**

Any dividend unclaimed for a period of 12 years after having been declared shall be forfeited and belong to Invensys.

(vii) **Directors**

(A) The Directors are not required to hold shares in the Company. The Directors may attend and speak at any general meeting of the Company.

(B) A Director may hold any other position within the Company as well as being a Director. A Director may not, however, be the Company's auditor.

(C) At every annual general meeting of the Company, any Director who shall have been a Director at each of the preceding two annual general meetings and who was not elected or re-elected at either such meeting shall retire by rotation and be eligible for re-election.

(D) No person will be disqualified from being appointed a Director or be required to stop being a Director simply because he has reached the age of 70 or any other age. It is not necessary to give special notice of a resolution appointing or electing someone a Director where he is 70 or more. However, any Director aged 70 or over is required to be re-elected each year.

(E) A Director is not entitled to vote on any resolution about his own appointment as an officer or employee of the Company or any other company in which the Company has an interest, or about the terms or termination of such appointment.

(F) A Director may not vote on any resolution concerning any contract in which he knows he has a material interest, unless the articles of association expressly allow it. For this purpose, the interests of anyone connected with such Director under section 346 of the Act are added to the interest of the Director himself. A Director may vote on resolutions about any of the following matters as long as the only material interests the Director has in the resolution arise because of one or more of the following matters: (i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by the Director or anyone else at the request of or for the benefit of the Company or any of its subsidiary undertakings; (ii) the giving of any guarantee, security or indemnity to a third party in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving of security; (iii) where the Company or any of its subsidiary undertakings is offering securities and the Director is or may be entitled to participate in the offer as a holder of securities or he is to participate in underwriting or sub-underwriting of the offer; (iv) any contract in which he is interested because of holding shares or other securities of the Company or because of having any other interest in the Company; (v) any contract concerning another company in which he is interested (not being a company of which he owns one per cent. or more) (a Director will be treated as owning one per cent. or more of a company if he knows that he and the persons connected with him (as defined in section 346 of the Act) hold an interest in shares representing one per cent. or more of any class of equity share capital of such company or the voting rights in such company); (vi) any contract relating to Directors and employees of the Company or any of its subsidiary undertakings which concern the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme and does not provide in respect of any Director as such any privilege or advantage not generally awarded to the employees to whom the fund or scheme relates; (vii) any contract relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and (viii) any contract concerning insurance that the Company

proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors. Subject always to the Listing Rules, the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which would otherwise have been in breach of these provisions.

(G) A Director may enter into any contract with the Company, or have any interest in any contract with the Company and keep any profit or other benefit he makes as a result of the contract (including any proposed contract and any other transaction or arrangement) provided that he discloses his interest in any such contract to the other Directors at the Directors' meeting at which the question of entering into the contract is first taken into consideration if he knows his interest then exists or in any other case at the first Directors' meeting after he knows that he is interested in the contract. Subject always to the Listing Rules, the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which would otherwise have been in breach of these provisions.

(H) The Directors will manage the Company's business and in general, subject to legislation, the memorandum and articles of association of the Company or a special resolution of the Company providing otherwise, may use all the Company's powers.

(viii) **Borrowing powers**

(A) The Directors may exercise all the Company's powers to: (i) borrow money; (ii) mortgage or charge all or any of the Company's undertaking, property and assets (present and future) and uncalled capital; (iii) issue debentures and other securities; and (iv) give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The Directors will limit the total borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings to ensure (so far, as regards subsidiary undertakings, as by such exercise they can ensure) that the total principal amount outstanding on the borrowings of the Company and its subsidiary undertakings (ignoring borrowings between the Company and its subsidiary undertakings or between the subsidiary undertakings) does not exceed an amount equal to three times the adjusted capital and reserves (calculated in accordance with article 107(c) of the articles of association). This limit may be disapplied by an ordinary resolution of the Company.

8. INVENSYS SHARE SCHEMES

(a) There are grants and awards outstanding under the following Invensys Share Schemes:

(i) the Invensys 1998 Senior Executive Long Term Incentive Plan (the "LTIP");

(ii) the Invensys plc Restricted Share Plan (the "Restricted Share Plan");

(iii) the Invensys 1998 Senior Executive Share Option Scheme (the "1998 ESOS");

(iv) the Siebe plc Share Option Scheme 1993 (the "Siebe Scheme");

(v) the BTR Executive Share Option Scheme (1995) (the "BTR ESOS");

(vi) the BTR Senior Executive Share Option Scheme 1985 (the "BTR SESOS");

(vii) the Eurotherm plc Executive Share Option Scheme 1995 (the "Eurotherm ESOS");

(viii) the Eurotherm International Executive Share Option Scheme 1985 (the "Eurotherm International ESOS");

(ix) the Second Unitech 1984 Executive Share Option Scheme (the "Second Unitech ESOS");

(x) the Unitech 1984 Executive Share Option Scheme (the "Unitech ESOS");

(xi) the Invensys Savings Related Share Option Scheme (the "SAYE Scheme");

(xii) the Invensys Overseas Savings Related Share Option Scheme (the "Overseas SAYE Scheme");

(xiii) the BTR plc Savings Related Share Option Scheme (the "BTR SAYE Scheme"); and

(xiv) the Baker Savings Related Share Option Scheme (1981), (the "Baker SAYE Scheme").

The only Invensys Share Schemes under which grants and awards are currently made are the LTIP, the Restricted Share Plan, the 1998 ESOS, the SAYE Scheme and the Overseas SAYE Scheme.

The main provisions of each Invensys Share Scheme are as described in sub-paragraphs (b) to (q) below. No consideration is payable for the grant of options and shares under any of the Invensys Share Schemes.

(b) Equity Dilution Limits

The number of Ordinary Shares which may be issued pursuant to the Invensys Share Schemes is limited to 10 per cent. of the issued ordinary share capital of Invensys over a 10 year period for all Invensys Share Schemes (including executive share option schemes). No new Ordinary Shares may be issued under the Restricted Share Plan.

(c) The Invensys 1998 Senior Executive Long Term Incentive Plan

The LTIP is administered by the Remuneration Committee. The main provisions of the LTIP are described below.

(i) Eligibility

All employees of the Group, including executive directors of Invensys, who are required to devote the whole or substantially the whole of their time to the business of the Group are eligible to participate in the LTIP.

(ii) Grant of awards

The Remuneration Committee may grant Awards to eligible employees. Awards comprise a conditional award of Ordinary Shares consisting of Performance Shares which become Retained Shares, subject to the Retention Period, at the end of the Performance Period and on satisfaction of the Performance Requirement. Performance Shares are subject to a Performance Period of 3 years commencing on the date of the Award prior to the expiry of which a Performance Requirement must be satisfied. Retained Shares are Ordinary Shares subject to a Retention Period of 2 years following the last day of the Performance Period. All Awards are non-transferable.

The Remuneration Committee may make Awards at any time in its absolute discretion, except that no Awards may be made during a close period.

No Awards may be made under the LTIP after 29 July 2008.

Performance Shares are subject to a Performance Requirement determining if and to what extent the Performance Shares will vest. The Performance Requirement currently consists of a total shareholder return ("TSR") target under which the Company's TSR is ranked over a fixed three year period against the TSR of the constituents (as at the date of grant) of the FTSE Mid 250 Index. To receive the minimum award, Invensys' TSR performance must meet the median performance. For awards granted under the LTIP prior to 28 May 2003 the minimum award was 50 per cent. and for awards granted on or after 28 May 2003 the minimum award is 25 per cent. To receive 100 per cent. of the Ordinary Shares comprised in an Award, Invensys must rank in the top decile of the comparator group. The percentage of Ordinary Shares to be released for performance between the minimum and maximum targets increases on a straight-line basis. If at least the median position is not achieved, the whole award lapses. In addition to satisfying the TSR test, Awards will only vest to the extent that the Remuneration Committee is satisfied that there has been sustained delivery, over the Performance Period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness.

(iii) Release of Awards

Performance Shares become Retained Shares, subject to the Retention Period, on satisfaction of the Performance Requirement. Retained Shares may be partially released, at the discretion of the Remuneration Committee, following the end of the Performance Period to enable the participant to meet any tax payments which arise on the satisfaction of the Performance Requirement. Retained Shares are released after the end of the Retention Period, subject to the participant agreeing to indemnify their employer company in respect of any tax payments which may arise.

All Ordinary Shares allotted under the LTIP shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of release.

Awards will normally lapse if the participant ceases to be employed by a Group Company. However, where cessation of employment is due to death, injury, ill health, disability or any other reason approved by the Remuneration Committee except reasons involving misconduct, impropriety or unsatisfactory performance, the Remuneration Committee may determine that a proportion or all of the Award shall be released to the participant, having regard to the extent to which the Performance Requirement has been fulfilled to the date of leaving and, unless the Remuneration Committee decides,

reflecting the proportion of the performance period which has elapsed to that date. On retirement or early retirement, shares subject to an award may be released at the end of the performance period, to the extent that the Performance Requirement has been satisfied.

Awards will be released in the event of a change of control, takeover or liquidation of Invensys, but only to the extent that the Performance Requirement has been met. Where immediate release of the Award is not possible on a change of control Invensys may pay the participant an equivalent cash amount.

(iv) Adjustment

In the event of any variation in the Ordinary Share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital or a large one-off dividend payment, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares comprised in Awards provided that, as far as is possible, there is no material change to the value of the Awards as a result of the adjustment.

(v) Amendments

The Remuneration Committee may amend the LTIP as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the LTIP without the prior consent of Invensys in a general meeting. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(d) The Invensys plc Restricted Share Plan

The Restricted Share Plan is administered by the Remuneration Committee. The main provisions of the Restricted Share Plan are described below.

(i) Eligibility

All employees of the Group, excluding executive directors of Invensys, are eligible to participate in the Restricted Share Plan.

(ii) Grant of Awards

The Remuneration Committee may select employees to receive Awards under the Plan. Awards may consist of either an option, a Restricted Share Award or a Forfeitable Share Award. Awards may be made on the basis they will not vest until a Performance Condition has been satisfied. The Remuneration Committee will specify the number of Ordinary Shares comprised in the Award or the value of the Award; the length of the Award Period; the Performance Period and Performance Condition (if any) which must be satisfied and, in relation to an option, the exercise period and the exercise price.

Any dividends paid on a Restricted Share Award during the Award Period will be used to purchase further Ordinary Shares ("Dividend Shares") which will then form part of the Restricted Share Award. Participants will have no rights in respect of the Ordinary Shares comprised in a Restricted Share Award prior to the vesting date.

Participants will have all rights attaching to the Ordinary Shares comprised in a Forfeitable Share Award, including dividend and voting rights, during the Award Period.

The Remuneration Committee may also make grants of Cash Awards which confer a right to receive a cash payment equal to the market value at the vesting date of that number of Ordinary Shares to which the Cash Award relates. The Cash Award does not confer an entitlement to receive Ordinary Shares. The provisions of the Restricted Share Plan applicable to Restricted Share Awards apply to Cash Awards.

All Awards are non-transferable. The Remuneration Committee may make Awards at any time, except that no Awards may be made during a close period.

(iii) Release of Awards

Participants may exercise options on vesting by delivering to Invensys a notice of exercise and payment for the Ordinary Shares under option. Invensys will transfer the appropriate number of Ordinary Shares to each participant on vesting of Restricted Share Awards and Forfeitable Share Awards. The Remuneration Committee may, in its absolute discretion, decide to satisfy awards in cash.

Invensys may withhold any amounts necessary to meet any tax liabilities due in respect of the Awards.

All Ordinary Shares transferred under the Restricted Share Plan shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by

reference to a record date which was before the date of the transfer (except as regards Forfeitable Share Awards where participants are entitled to all rights attaching to the Ordinary Shares from the date of the Award).

Awards normally lapse on the date a participant ceases to be employed by the Group. The notice of an Award sets out the consequences of a participant ceasing employment and, if the cessation of employment falls within those provisions, these may provide that the Awards will not lapse but will continue and will vest in accordance with the provisions of the notice of the Award. If the provisions of the notice of the Award do not apply, the Remuneration Committee may, in its discretion, decide to permit the participant to continue to participate in the Restricted Share Plan.

Awards and, where applicable, Dividend Shares may be replaced by equivalent rights in the event of a takeover, reconstruction or winding-up of Invensys or the transfer of a Group Company out of the Group. If replacement awards are not made, the Awards will vest to the extent the Performance Condition has been satisfied.

(iv) Adjustment

In the event of any variation in the Ordinary Share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares comprised in Awards and, where relevant, the number of Dividend Shares.

(v) Amendments

The Remuneration Committee may amend the Restricted Share Plan in any respect and must give written notice to all participants affected by the amendment as soon as reasonably practicable thereafter.

(e) The Invensys 1998 Senior Executive Share Option Scheme

(i) General

The 1998 ESOS is divided into two parts, one of which has been approved by the Inland Revenue in order to confer certain tax reliefs on participants in respect of options with aggregate exercise prices not exceeding £30,000. The two parts are the same in all material respects.

The 1998 ESOS also contains schedules which contain provisions for the operation of the plan in France, the United States and Canada and for the award of share appreciation rights.

(ii) Eligible employees

Employees of the Group, including executive directors of Invensys, who at the date of grant of an option are not within 2 years of their contractual retirement age and are required to devote substantially the whole of their working time to the business of the Group (being, in the case of approved options, not less than 25 hours per week) are eligible to be granted options at the discretion of the Remuneration Committee.

(iii) Grant of options

The 1998 ESOS is supervised by the Remuneration Committee. Options may be granted over either new or existing Ordinary Shares within 42 days following the announcement of Invensys' results for any period and at other times in exceptional circumstances. No payment is required for the grant of an option and options are not transferable.

No option may be granted under the 1998 ESOS later than 29 July 2008.

(iv) Exercise price

The exercise price payable for each option is the greater of the middle market quotation of a Ordinary Share over the five dealing days immediately preceding the date of grant and (in the case of options to subscribe for Ordinary Shares) the nominal value of a Ordinary Share.

(v) Exercise of options and performance conditions

Options granted under the 1998 ESOS will normally be exercisable between the third and tenth years following the date of grant.

The performance condition attaching to the exercise of options granted between 30 July 1998 and 24 July 2001 provided that no options could be exercised unless earnings per share ("EPS") growth over a period of 3 years to be equal or in excess of the Retail Price Index plus 12 per cent.

For options granted between 25 July 2001 and 16 June 2002 the performance condition requires EPS over a period of 3, 4 or 5 financial years to be a certain percentage above the growth of the Retail

Prices Index. The EPS growth target is determined at the discretion of the Remuneration Committee and for the 2001 grant was 12 per cent. over a three year period; 16 per cent. over a four year period; and 20 per cent. over a five year period.

The performance condition attaching to the exercise of options granted on or after 17 June 2002 is a total shareholder return ("TSR") target. TSR is measured by reference to the change in the market value of Ordinary Shares over a period of 3, 4 or 5 years and the net value of dividends received on the Ordinary Shares, assuming they are immediately reinvested in Ordinary Shares during that period, as compared to the constituents of the FTSE 100 Index on the dealing date prior to the date of grant. To receive 100 per cent. of the Ordinary Shares comprised in an Award, Invensys must rank in the top quartile of the comparator group. To receive the minimum award (40 per cent.), Invensys' TSR performance must rank at the median. The percentage of Ordinary Shares to be released for performance between the minimum and maximum targets increases on a straight-line basis. If the performance condition is not met in full at the first measurement, it will be re-tested in years 4 and 5. If the median position has not been met by the end of the 5th year, the option will lapse.

Options normally lapse on cessation of employment or at the discretion of the Remuneration Committee. Where cessation of employment is due to injury, ill health, disability, redundancy or retirement the Remuneration Committee may, in exceptional circumstances, allow an option to be exercised within 6 months from the date of termination of employment, or 42 months from the date of grant or 6 months from the option first becoming exercisable and may determine to what extent the option may be exercised.

All Ordinary Shares allotted or transferred under the 1998 ESOS shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of the allotment or transfer.

Options may also be exercised in the event of a takeover, reconstruction or winding-up of Invensys. In certain circumstances, options may be exchanged for options over Ordinary Shares in an acquiring company.

(vi) Limits on options

The aggregate exercise price of options granted to a UK-based employee under the 1998 ESOS may not exceed 100 per cent. of the base salary of the employee in that financial year (of which up to £30,000 may be awarded under the approved part of the 1998 ESOS).

(vii) Adjustment of options

In the event of any variation in the Ordinary Share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital or any demerger or other corporate event which, in the opinion of the Remuneration Committee, affects options, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares under option and the exercise price.

(viii) Amendments

The Remuneration Committee may amend the 1998 ESOS as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the 1998 ESOS without the prior consent of Invensys in a general meeting and, in relation to the approved part of the 1998 ESOS, without the approval of the Inland Revenue. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(f) The Siebe plc Share Option Scheme 1993

No further options can be granted under the Siebe Scheme. Options were last granted in March 1999 and 21,122,600 options currently remain outstanding. The provisions of Siebe Scheme are similar to the 1998 ESOS save that exercise of options is not subject to the satisfaction of a performance condition and, on a change of control, participants are entitled to exercise their options at any time during the period of 3 months from the date on which the directors of Invensys notify participants of a change of control and any options not exercised during that period will not lapse at the end of the period unless the directors of Invensys give notice to participants that options will lapse.

(g) The BTR Executive Share Option Scheme (1995)

No further options can be granted under the BTR ESOS. Options were last granted in April 1998. Grants made under the BTR ESOS have been rolled over into options over Ordinary Shares and 2,938,948 options currently remain outstanding. The provisions of BTR ESOS are similar to the 1998 ESOS save that the performance conditions have ceased to apply.

(h) The BTR Senior Executive Share Option Scheme 1985

No further options can be granted under the BTR SESOS. Options were last granted in April 1995. Grants made under the BTR ESOS have been rolled over into options over Ordinary Shares and 857,754 options currently remain outstanding. The provisions of BTR ESOS are similar to the 1998 ESOS save that the exercise of options is not subject to the satisfaction of a performance condition.

(i) The Eurotherm plc Executive Share Option Scheme 1995

No further options can be granted under the Eurotherm ESOS. Options were last granted on 22 January 1998 and 646,620 options currently remain outstanding. The provisions of Eurotherm ESOS are similar to the 1998 ESOS save that the exercise of options is not subject to the satisfaction of a performance condition.

(j) The Eurotherm International Executive Share Option Scheme 1985

No further options can be granted under the Eurotherm International ESOS. Options were last granted in January 1995 and 223,528 options currently remain outstanding. The provisions of Eurotherm International ESOS are similar to the 1998 ESOS save that the exercise of options is not subject to the satisfaction of a performance condition.

(k) The Second Unitech 1984 Executive Share Option Scheme

No further options can be granted under the Second Unitech ESOS. Options were last granted in September 1995 and 286,440 options currently remain outstanding. The provisions of Second Unitech ESOS are similar to the 1998 ESOS.

(l) The Unitech 1984 Executive Share Option Scheme

No further options can be granted under the Unitech ESOS. Options were last granted in September 1995 and 110,472 options currently remain outstanding. The provisions of Unitech ESOS are similar to the 1998 ESOS save that the exercise of options is subject to the satisfaction of an objective performance condition set out in the option certificate.

(m) The Invensys Savings Related Share Option Scheme

The SAYE Scheme has been approved by the Inland Revenue. The main provisions of the SAYE Scheme are described below.

(i) Eligible employees

All UK resident, permanent employees and directors of Invensys and participating subsidiaries are eligible to apply for options under the SAYE Scheme. Other employees may be nominated for participation by the Remuneration Committee.

(ii) Grant of options

Each eligible employee who applies for an option must enter into a savings contract approved by the Inland Revenue. The savings contract will be for a period not exceeding 60 months under which monthly contributions are made of not more than £250. The number of Ordinary Shares over which an option is applied for shall be deemed to be the number of Ordinary Shares obtained by dividing the total amount repayable under the savings contract (plus bonus) by the relevant exercise price.

If the number of applications for options received would result in the maximum number of Ordinary Shares which may be issued under the SAYE Scheme being exceeded, options granted following such applications will be scaled down on a *pro rata* basis.

Options are not transferable.

No option may be granted under the SAYE Scheme after 30 July 2006.

(iii) Exercise price

The price payable to acquire Ordinary Shares on the exercise of an option will be not less than 80 per cent. of the middle market quotation of a Ordinary Share on the dealing day immediately preceding the date of invitation or, in respect of options giving a right to subscribe for Ordinary Shares, the nominal value of a Ordinary Share, if greater.

(iv) Exercise of options

An option will normally be exercisable within the six months commencing on the completion of the relevant savings contract.

Early exercise is permitted in certain circumstances, including the participant ceasing employment due to ill health, redundancy, retirement, or injury, a participant's employing company ceasing to be a subsidiary of Invensys and the participant attaining retirement age whilst continuing to hold office.

Options normally lapse on cessation of employment. Options may be exercised early where employment ceases by reason of injury, disability, redundancy or retirement, or, where employment ceases more than three years after the date of grant, it ceases as a result of pregnancy or early retirement with the agreement of a Group Company.

Options may be exercised in the event of a change of control, takeover, reconstruction or winding-up of Invensys. In certain circumstances, the option may be exchanged for an option over Ordinary Shares of the acquiring company.

(v) Adjustments

In the event of any variation in the Ordinary Share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the Board may make adjustments to the exercise price or number of Ordinary Shares subject to an option.

(vi) Amendments

Invensys may amend the SAYE Scheme as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the SAYE Scheme without the prior consent of Invensys in a general meeting and the approval of the Inland Revenue. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(n) The Invensys Overseas Savings Related Share Option Scheme

The provisions of the Overseas SAYE Scheme are similar to the SAYE Scheme set out above, save that the Remuneration Committee may make minor amendments to extend the Overseas SAYE Scheme to non-UK resident participants. Schedule 1 to the Overseas SAYE Scheme provides for its operation without a savings requirement in relation to participants in Australia. This is to take advantage of Australian tax laws.

No option may be granted under the SAYE Scheme after 30 July 2006.

(o) The BTR plc Savings Related Share Option Scheme

No further options can be granted under the BTR SAYE Scheme. Most options under the BTR SAYE scheme have been rolled over into options over Invensys Ordinary Shares. For those option holders who did not accept the rollover, BTR ordinary shares are issued on the exercise of options but are automatically transferred to Invensys in consideration for the issue of new Invensys Ordinary Shares to participants on the basis of 0.533 of an Ordinary Shares for every BTR ordinary share. A maximum of 1,040,574 Ordinary Shares may be issued under the BTR SAYE scheme.

(p) The Baker Savings Related Share Option Scheme (1981)

No further options can be granted under the Baker SAYE Scheme. Options were last granted in June 1996 and 33,260 options currently remain outstanding. The provisions of the Baker SAYE are similar to the SAYE Scheme.

(q) As at 4 February 2004 (the latest practicable date prior to the publication of this document), the following options to acquire Ordinary Shares had been granted to Directors and employees under the following Invensys Share Schemes:

Scheme	No. of options outstanding	Exercise price per Ordinary Share (pence)	Grant dates	Period Exercisable
1998 ESOS[(1)]	2,127,000	225.55	04.02.99	04.02.02 to 03.02.09
	50,000	300.00	30.06.99	30.06.02 to 29.06.09
	14,969,712	289.00	01.12.99	01.12.02 to 30.11.09
	19,200	331.00	13.01.00	13.01.03 to 12.01.10
	388,068	227.80	20.06.00	20.06.03 to 19.06.10
	118,741	252.65	14.07.00	14.07.03 to 13.07.10
	17,709,498	256.80	09.08.00	09.08.03 to 08.08.10
	1,189,000	170.00	08.12.00	08.12.03 to 07.12.10
	32,093,410	145.25	13.06.01	13.06.04 to 12.06.11
	54,000	138.90	19.06.01	19.06.04 to 18.06.11
	515,000	134.85	02.07.01	02.07.04 to 01.07.11
	893,744	100.70	25.07.01	25.07.04 to 24.07.11
	175,820	83.90	31.07.01	31.07.04 to 30.07.11
	2,291,400	130.00	14.01.02	14.01.05 to 13.01.12
	152,700	104.80	07.03.02	07.03.05 to 06.03.12
	41,692,200	100.35	17.06.02	17.06.05 to 16.06.12
	676,800	64.35	01.08.02	01.08.05 to 31.07.12
	5,915,050	63.55	04.12.02	04.12.05 to 03.12.12
	1,079,200	50.95	27.01.03	27.01.06 to 26.01.13
	748,000	25.00	14.03.03	14.03.06 to 13.03.13
Total	**122,858,543**			
Siebe Scheme	120,000	162.125	07.07.95	07.07.98 to 06.07.05
	1,880,000	197.125	15.12.95	15.12.98 to 14.12.05
	1,020,000	233.875	12.07.96	12.07.99 to 11.07.06
	2,822,400	248.625	13.12.96	13.12.99 to 12.12.06
	881,200	247.25	10.07.97	10.07.00 to 09.07.07
	3,988,000	297.00	12.12.97	12.12.00 to 11.12.07
	2,096,000	275.00	14.07.98	14.07.01 to 13.07.08
	8,315,000	271.00	25.03.99	25.03.02 to 24.03.09
Total	**21,122,600**			
BTR ESOS	1,555,008	596.623	03.04.96	03.04.99 to 02.04.06
	43,934	492.495	17.10.96	17.10.99 to 16.10.06
	532,702	346.154	11.06.97	11.06.00 to 10.06.07
	807,304	379.925	16.04.98	16.04.01 to 15.04.08
Total	**2,938,948**			
BTR SESOS	339,306	711.07	14.04.94	14.04.97 to 13.04.04
	518,448	626.642	06.04.95	06.04.98 to 05.04.05
Total	**857,754**			
Eurotherm ESOS	95,688	307.8033	14.07.95	14.07.98 to 13.07.05
	234,200	382.4617	15.01.96	15.01.99 to 14.01.06
	213,300	422.9644	12.07.96	12.07.99 to 11.07.06
	42,528	262.1112	11.07.97	11.07.00 to 10.07.07
	60,904	264.6297	22.01.98	22.01.01 to 21.01.08
Total	**646,620**			
Eurotherm International ESOS	66,696	262.3277	19.01.94	19.01.97 to 18.01.04
	23,928	250.6758	06.07.94	06.07.97 to 05.07.04
	132,904	273.6474	17.01.95	17.01.98 to 16.01.05
Total	**223,528**			
Second Unitech ESOS	266,440	172.75	29.09.95	29.09.98 to 28.09.05
Total	**266,440**			

(1) Phantom options have been granted on three occasions in relation to a further 809,850 Ordinary Shares on terms that the participant will, between the maturity date (three years from the date of grant) and the expiry date (10 years from the date of grant), be entitled to a cash payment equal to any growth in value of a number of Ordinary Shares above a base price (which is comparable to the exercise price of an option to acquire Ordinary Shares) on completion of an exercise form. The base price of the phantom options is 130 pence per share for 130,000 options granted on 14 January 2002; 100.35 pence per share for 670,600 options granted on 17 June 2002 and 63.55 pence per share for 9,250 options granted on 4 December 2002. The participant is not required to pay any consideration for the grant or on maturity of the award.

Scheme	No. of options outstanding	Exercise price per Ordinary Share (pence)	Grant dates	Period Exercisable
The Unitech ESOS	110,472	172.75	29.09.95	29.09.98 to 28.09.05
Total	**110,472**			
Total of all Executive Share Option Schemes	149,024,905			
SAYE Scheme	487,623	175.00	22.01.99	01.04.04 to 30.09.04
	363,655	265.20	02.02.00	01.04.05 to 30.09.05
	103,063	265.20	02.02.00	01.04.07 to 30.09.07
	1,801,521	128.00	31.01.01	01.04.04 to 30.09.04
	1,202,747	128.00	31.01.01	01.04.06 to 30.09.06
	235,803	128.00	31.01.01	01.04.08 to 30.09.08
	3,234,502	90.00	11.01.02	01.04.05 to 30.09.05
	2,228,435	90.00	11.01.02	01.04.07 to 30.09.07
	571,645	90.00	11.01.02	01.04.09 to 30.09.09
	10,054,717	43.00	21.01.03	01.04.06 to 30.09.06
	6,340,040	43.00	21.01.03	01.04.08 to 30.09.08
	1,384,631	43.00	21.01.03	01.04.10 to 30.09.10
Total	**28,008,382**			
Overseas SAYE Scheme ...	1,298,100	175.00	22.01.99	01.04.04 to 30.09.04
	819,542	265.20	02.02.00	01.04.05 to 30.09.05
	5,547,713	128.00	31.01.01	01.04.04 to 30.09.04
	4,658,861	128.00	31.01.01	01.04.06 to 30.09.06
	1,516,815	90.00	28.01.02	01.04.05 to 30.09.05
	468,439	90.00	28.01.02	01.04.07 to 30.09.07
	4,125,801	43.00	17.02.03	01.04.06 to 30.09.06
	1,258,127	43.00	17.02.03	01.04.08 to 30.09.08
Total	**19,693,398**			
BTR SAYE Scheme	147,461	407.129	07.11.96	01.01.04 to 30.06.04
	137,515	352.720	06.11.97	01.01.05 to 30.06.05
	1,379,838	180.113	20.10.98	01.01.04 to 30.06.04
	375,760	180.113	20.10.98	01.01.06 to 30.06.06
Total	**2,040,574**			
Baker SAYE Scheme	33,260	131.22	17.06.96	01.08.03 to 31.01.04
Total	**33,260**			
Total for all Savings Related Share Option Schemes	49,775,614			
LTIP(2) (3)	254,049	Not applicable	25.07.01	25.07.06 to 25.07.06
	100,000	Not applicable	14.01.02	14.01.07 to 14.01.07
	428,500	Not applicable	04.12.02	04.12.07 to 04.12.07
	12,050,000	Not applicable	20.06.03	20.06.08 to 20.06.08
	19,396,616	Not applicable	20.06.03	20.06.08 to 19.09.08
	300,000	Not applicable	13.11.03	13.11.08 to 13.11.08
Total for all Long Term Incentive Plans	32,529,165			
Restricted Share Plan(4) (5)	270,200	Not applicable	04.12.02	01.03.04 to 01.03.04
	270,200	Not applicable	04.12.02	31.08.05 to 31.08.05
	6,750,000	Not applicable	20.06.03	20.06.05 to 20.06.05
	1,750,000	Not applicable	20.06.03	31.03.04 to 31.03.04

(2) Awards under the LTIP may be nil cost options or awards of shares.

(3) Phantom options have been granted in relation to a further 1,600,000 Ordinary Shares on terms that the participants will be entitled to a cash payment equal to the full market value of such shares at the date of maturity (at least 3 years but not more than 5 years from the date of grant). These phantom options were granted on 20 June 2003. The participants are not required to pay any consideration for the grant or on maturity of the award.

(4) Awards under the Restricted Share Plan are awards of shares.

(5) Phantom options have been granted in relation to a further 600,000 Ordinary Shares on terms that the participants will be entitled to a cash payment equal to the full market value of such shares at the date of maturity (not more than 5 years from the date of grant). These phantom options were granted on 20 June 2003. The participants are not required to pay any consideration for the grant or on maturity of the award.

Scheme	No. of options outstanding	Exercise price per Ordinary Share (pence)	Grant dates	Period Exercisable
	1,300,000	Not applicable	20.06.03	31.07.04 to 31.07.04
	3,250,000	Not applicable	20.06.03	30.09.04 to 30.09.04
	5,250,000	Not applicable	20.06.03	30.11.04 to 30.11.04
Total	**18,840,400**			
Total for all Invensys Share Schemes	250,170,084			

Details of the options granted to Directors, which are included above, are set out in paragraph 4 above. Save as described in this paragraph 8, no unissued share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

9. SUBSIDIARY UNDERTAKINGS

The Company is the holding company of the Group and has the following principal subsidiaries, all of which (i) (unless otherwise stated below) are wholly-owned companies and (ii) are included in the consolidated profit and loss account and balance sheet of the Group:

	Name	Country of Incorporation	Registered Office	Business
(i)	BTR Industries Ltd	England & Wales	Invensys House, Carlisle Place, London SW1P 1BX	Holding company
(ii)	Invensys International Holdings Ltd	England & Wales	Invensys House, Carlisle Place, London SW1P 1BX	Holding company
(iii)	Invensys Australia Ltd	Australia	738 Blackburn Road, Clayton North, Victoria 3168, Australia	Holding company
(iv)	Invensys Holdings Ltd	England & Wales	Invensys House, Carlisle Place, London SW1P 1BX	Holding company
(v)	Invensys Inc	USA	The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, USA	Holding company
(vi)	Invensys Luxembourg SARL	Luxembourg	69 boulevard de la Petrusse, L2014 Luxembourg	Holding company
(vii)	AVP North America Inc	USA	The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, USA	Production Management
(viii)	Eurotherm Holdings Ltd	England & Wales	Invensys House, Carlisle Place, London SW1P 1BX	Production Management
(ix)	Process Systems A/S	Denmark	Pasteursvej 1,8600 Silkeborg, Denmark	Production Management
(x)	Invensys Systems Inc	USA	33 Commercial Street, Foxboro, MA 02035, USA	Production Management
(xi)	Invensys Building Systems Inc	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Energy Management
(xii)	Powerware Corporation	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Energy Management
(xiii)	Ranco Japan Ltd (71 per cent. owned)	Japan	Les Belles Mode Bldg, 3-3 Koujimachi, Chiyoda-ku, Tokyo, Japan	Energy Management

	Name	Country of Incorporation	Registered Office	Business
(xiv)	Ranco North America LP	USA	1300 East Ninth Street, Cleveland, Ohio 44114, USA	Energy Management
(xv)	Robertshaw Controls Company	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Energy Management
(xvi)	Densei Lambda KK (58.2 per cent. owned)	Japan	Denpa Bldg, 1-11-15 Higashi Gotanda, Shinggawa-ku, Tokyo 141-0022, Japan	Development
(xvii)	Dimetronic SA	Spain	Avenida de Castilla, 2, Parque Empresarial (Edifico Grecia), 28830-San Fernando de Henares, Madrid, Spain	Development
(xviii)	Safetran Systems Corporation	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Development
(xiv)	Westinghouse Brake and Signal Holdings Ltd	UK	Invensys House, Carlisle Place, London SW1P 1BX	Development

10. Material contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by Invensys or any member of the Group within the two years immediately preceding the date of this document (or are expected to be entered into on or before Admission) which are or may be material or which have been entered into by any member of the Group and which contains any obligation or entitlement which is material to the Group as at the date of this document:

(a) **A placing and open offer agreement (the "Placing Agreement") dated 5 February 2004** under which the Underwriters have agreed, subject to the conditions referred to below, as agents for the Company to use their reasonable endeavours to procure Placees for, or failing which to subscribe themselves for, the New Ordinary Shares at the Issue Price and to make an Open Offer of the New Ordinary Shares to Qualifying Shareholders. The Company has appointed Cazenove, Deutsche Bank and Morgan Stanley to act as joint sponsors and joint nominated representatives in connection with its application for Admission.

The Company has agreed to pay the Underwriters a total commission of 4.25 per cent. on the aggregate value at the placing price of the New Ordinary Shares, of which: (i) 2.25 per cent. will be retained by the Underwriters; (ii) 1 per cent. will be payable by the Underwriters to the Placees as a commitment commission; and (iii) 1 per cent. will be payable by the Underwriters to the Placees for their participation in the Placing. The 1 per cent. commitment commission will be payable whether or not the Underwriters' obligations under the Placing Agreement become unconditional or are terminated and the remaining 3.25 per cent. will only be payable if Admission takes place.

The Company will pay all other costs, charges and expenses of, or incidental to, the Placing and Open Offer and the issue of New Ordinary Shares, including the listing fees payable to the UK Listing Authority, the fees of the London Stock Exchange, printing costs, registrars' fees, the Company's legal expenses, the Underwriters' reasonable legal and out-of-pocket expenses, and all related irrevocable VAT, if applicable.

The Placing Agreement is conditional, among other things, on:

(i) subject to the prior satisfaction or waiver of the other conditions, Admission becoming effective at or before 8.00 a.m. on 5 March 2004 (or such later date as the Underwriters may agree being not later than 31 March 2004);

(ii) the passing without amendment of each of the Resolutions to be proposed at the Extraordinary General Meeting convened for 2 March 2004 (and not, except where agreed between the Company and the Underwriters, at any adjournment of such meeting);

(iii) either (A) satisfaction or waiver by Deutsche Bank of all conditions (save for Admission) to the Purchase Agreement or (B) satisfaction or waiver by Deutsche Bank of all conditions (save for Admission) so as to allow the Company to draw funds under the Bridge Facility;

(iv) all documentary conditions precedent to utilisation referred to in the Senior Credit Facilities having been satisfied or waived (save for Admission and the fulfilment of all conditions precedent to the Bridge Facility or all conditions in the documentation relating to the High Yield Bonds); and

(v) there having been no material adverse change or any development reasonably likely to involve a material adverse change, in the business, assets, operations, prospects or condition (financial or otherwise) of the Group taken as a whole.

The Placing Agreement confers on the Underwriters, among other things, the right to terminate their obligations prior to Admission in the event of breach of warranty or undertaking and/or certain "force majeure" events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

The Placing Agreement also contains certain customary representations and warranties by the Company as to the accuracy of the information contained in this document and in relation to other matters relating to the Group and its businesses; and an indemnity from the Company in favour of each of the Underwriters, which is usual for an agreement of this nature. The Company has also given certain undertakings to the Underwriters. These include agreeing, among other things, (a) without the prior written consent of the Underwriters not to enter into any agreements or arrangements or otherwise take any action which would require the publication of a supplementary prospectus (or, in respect of an action taken after Admission, would have done so had the action been taken prior to Admission) for a period of 90 days and (b) without the prior written consent of the Underwriters, for a period of 90 days after Admission or the date on which the Placing Agreement terminates, whichever is the earlier, agreeing not to: (i) offer, pledge, sell or contract to sell, allot, issue or grant any rights, options or warrants to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any securities of the Company; or (ii) enter into any agreement, commitment or arrangement to allot, issue or grant any rights in respect of any securities of the Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company. The restrictions described in (b) above shall not, however, apply to: (i) the allotment and issue of the New Ordinary Shares pursuant to the Share Capital Subdivision and the Placing Agreement; (ii) the issue of any Ordinary Shares by the Company upon the exercise of an existing option or warrant or the conversion of a security outstanding at the date of this document; and (iii) the grant of options under, or allotment and issue of shares pursuant to options, the Invensys Share Scheme.

(b) **A purchase agreement (the "Purchase Agreement") expected to be entered into by the Company and Deutsche Bank (the "Initial Purchaser") on the date of pricing of the High Yield Bonds and prior to Admission** under which the Initial Purchaser is expected to agree, subject to the conditions referred to below, to purchase High Yield Bonds from the Company at the respective purchase price therefor and to offer such High Yield Bonds in the manner contemplated therein and in the Offering Memorandum.

The Company is expected to agree to pay the Initial Purchaser a commission at a market standard rate calculated by reference to the aggregate principal amount of the High Yield Bonds upon the closing of the offering. In addition, the Company is expected to agree to pay all costs, charges and expenses of, or incidental to, the offering and issue of the High Yield Bonds, including, without limitation, the listing fees payable to the UK Listing Authority, the fees of the London Stock Exchange, printing costs, trustee fees, the Company's legal expenses, the Initial Purchaser's legal and out-of-pocket expenses, and all related VAT, if applicable.

The Purchase Agreement is expected to be conditional upon, among other things:

(i) all conditions to the Placing and Open Offer having been satisfied or waived, subject only to Admission;

(ii) all conditions to the Senior Credit Facilities having been satisfied or waived; and

(iii) there having been in the opinion of the Initial Purchaser, no material adverse change in the financial condition or in the earnings, business or operations of the Group taken as a whole.

The Purchase Agreement is expected to confer on the Initial Purchaser, among other things, the right to terminate their obligations prior to closing of the offering of the High Yield Bonds in the event of breach of a material warranty or undertaking and/or certain "force majeure" events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

It is expected that the Purchase Agreement will also contain: (A) certain customary representations and warranties by the Company as to the accuracy of the information contained in the Offering Memorandum and in relation to other matters relating to the Group and its business; (B) an indemnity from the Company in favour of each of the Initial Purchaser, which is usual for an agreement of this nature; and (C) certain customary undertakings from the Company.

(c) **An indenture (the "Indenture") expected to be entered into by the Company and the trustee (the "Trustee"), on the closing date for the offering of the High Yield Bonds, pursuant to which the High Yield Bonds are expected to be issued.**

The Indenture is expected to include certain covenants for the benefit of the holders of the High Yield Bonds which are expected to limit the ability of the Company and certain of its subsidiaries to, among other things, (i) make certain payments, including dividends or other distributions, with respect to the Company's equity interests, or prepayments of subordinated debt; (ii) incur indebtedness or issue preferred stock; (iii) make certain investments or sell assets; (iv) create certain liens; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) engage in sale and leaseback transactions; (ix) issue or sell equity interests of certain of its subsidiaries; and (x) consolidate, merge or transfer all or substantially all of the Company's assets.

The Indenture is expected to provide that each of the following will be an event of default ("Event of Default"): (A) a default for 30 days in the payment when due of interest on the High Yield Bonds; (B) a default in payment when due of the principal of, or premium, if any, on the High Yield Bonds; (C) the failure by the Company or any of its subsidiaries to comply with the provisions of the Indenture or the High Yield Bonds; (D) a default under certain other indebtedness of the Company or its subsidiaries caused by a payment default thereunder or the acceleration of such indebtedness prior to its express maturity; (E) the failure by the Company or its subsidiaries to pay certain final judgments; and (F) certain events of bankruptcy or insolvency with respect to the Company or its subsidiaries.

The Indenture is expected to provide that, upon the occurrence of any Event of Default (other than an Event of Default relating to certain events of bankruptcy or insolvency), the Trustee or holders of the then outstanding High Yield Bonds may declare all the High Yield Bonds to be due and payable immediately. Upon any such declaration, the High Yield Bonds shall become due and payable immediately. The Indenture is expected to further provide that, upon the occurrence of any Event of Default relating to certain events of bankruptcy or insolvency, all outstanding High Yield Bonds shall be due and payable immediately without further action or notice.

It is also expected that the Indenture will also include (1) customary provisions relating to issuance, delivery, transfer and exchange of the High Yield Bonds, (2) provisions relating to redemption of the High Yield Bonds, (3) customary provisions relating to rights, duties and liabilities of the Trustee, (4) customary provisions relating to defeasance and discharge of the Indenture and the High Yield Bonds and (5) customary provisions relating to amendments to and waivers with respect to the terms of the Indenture and the High Yield Bonds.

(d) **Commitment Letter**

Senior Credit Facilities

On 5 February 2004, Deutsche Bank delivered a commitment to fully underwrite the Senior Credit Facilities ("the Commitment Letter"). The Senior Credit Facilities are expected to be documented before Admission in accordance with the following summary of agreed terms and conditions:

(i) Facilities

Invensys International Holdings Limited ("IHHL") is expected to be the principal borrower under the Senior Credit Facilities which will consist of:

- a 5 year term loan for the US dollar equivalent of £350 million (the "Term A Facility");
- a 5 year and 6 month term loan denominated in US dollars, euro and sterling for the equivalent of £450 million (the "Term B Facility");
- a 5 year revolving credit facility for the US dollar equivalent of £250 million (the "RCF");
- a 5 year bonding facility for the US dollar equivalent of £400 million (the "Bonding Facility"); and
- a 5 year and 9 month second lien facility denominated in US dollars and euro for the equivalent of £150 million (the "Second Lien Facility").

The Facilities may be denominated in a currency other than sterling and there is flexibility to adjust the final amounts of the Senior Credit Facilities and the Bridge Facility, although the overall amount will remain unchanged.

(ii) Purpose

The Senior Credit Facilities may be used (A) to refinance existing indebtedness of the Group, (B) to the extent it is not possible to refinance certain of the existing indebtedness, to fund an escrow account with an amount sufficient to repay that indebtedness on maturity, (C) to fund a second escrow account to meet certain identifiable legacy liabilities of the Group, (D) the balance will be utilised to provide working capital for the Group and the RCF will, in addition, be used for the general corporate purposes of IIHL and its subsidiaries.

(iii) Interest and fees

Advances under the Senior Credit Facilities shall bear interest at a rate equal to the relevant interbank rate, plus an amount in respect of the lender's regulatory costs of compliance with certain regulatory requirements plus a margin. The margin payable for utilisations under the Term A Facility, the RCF and the Bonding Facility will be 2.50 per cent. p.a. and after the first 12 months will be subject to adjustment in accordance with a margin ratchet, subject to a maximum of 2.50 per cent. p.a. The margin payable for drawings under the Term B Facility will be 3.00 per cent. p.a, and under the Second Lien Facility will be 4.25 per cent. p.a. To assist marketing of the Senior Credit Facilities Deutsche Bank has the ability to flex the interest margins within certain limits.

Certain fees and expenses, including upfront fees, commitment fees and agency fees will also be payable. The commitment fee of 0.75 per cent. per annum on the fully underwritten amount will be payable quarterly in arrear on the daily undrawn balance of each facility. Fees in respect of the issue of guarantees or letters of credit will reflect the margin payable on advances, together with a fronting fee payable to the bank that appears on the face of the guarantee or letter of credit.

(iv) Repayment

The Term A Facility will be subject to certain semi-annual repayment instalments beginning in September 2006. The Term B Facility will be subject to certain nominal semi-annual repayment instalments. The balance of each of the Senior Credit Facilities will be repayable on the respective maturity date of each facility. Upon a change of control of the Company or a disposal of all or substantially all of the assets of the Company or the Group all outstandings under the Senior Credit Facilities will become repayable. In addition, certain mandatory repayments are required in respect of the net proceeds from certain disposals, excess cashflow, further capital markets issues and further equity issues.

(v) Guarantees and Security

Outstandings under the Senior Credit Facilities will be guaranteed by the material companies in the Group, being those companies in the Group which generate at least 2 per cent. of the Group's turnover, gross assets or operating profit. In addition, certain strategic holding companies will also become guarantors. The Senior Credit Facilities will be secured by share pledges over the shares issued in the borrowers and guarantors, together with first priority security interests over certain tangible and intangible assets of the borrowers and guarantors.

(vi) Covenants

The Senior Credit Facilities will require the Group to comply with certain financial tests including maximum leverage ratios (in respect of both debt outstanding under the Senior Credit Facilities and the total debt of the Group), a minimum interest coverage ratio, a minimum cashflow to debt service coverage ratio and a cap on the annual levels of capital expenditure.

The Senior Credit Facilities will also contain certain other covenants which, among other things, will restrict the incurrence of additional indebtedness, investments, dividends, disposals, acquisitions, mergers and consolidations, transactions with affiliates and other matters customarily restricted in facilities of this nature.

A condition to the availability of the Senior Credit Facilities will be the introduction of an intermediate holding company for IIHL, which will also be a subsidiary of the Company. Certain subsidiaries will also be required to become subsidiaries of IIHL which are currently subsidiaries of the Company. Transactions between the Company, the new intermediate holding company and IIHL will be limited and indebtedness between IIHL and either the Company or the new intermediate holding company will be subordinated on terms satisfactory to the lenders of the Senior Credit Facilities.

(vii) Events of Default

The Senior Credit Facilities will contain customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and failure of any guarantee or security document or any subordination provision supporting the Senior Credit Facilities to be in full force and effect.

Bridge Facility

Pursuant to the Commitment Letter Deutsche Bank has also delivered a commitment to fully underwrite the Bridge Facility. If required, the Bridge Facility is expected to be documented in accordance with the following summary of agreed terms and conditions:

(i) Facility and purpose

The Bridge Facility consists of a euro or US dollar denominated facility for the equivalent of £650 million for an initial term of 12 months. If drawn the borrower would be Invensys.

The initial loans (the "Initial Loans") under the Bridge Facility will be used to refinance certain existing indebtedness and certain other liabilities of the borrower and its subsidiaries.

(ii) Maturity and Exchange Notes

Should the Initial Loans still be outstanding after 12 months (the "Initial Loan Maturity Date") from the date the Initial Loans are drawn ("closing date"), the lender will have the option at any time to receive exchange notes (the "Exchange Notes") in exchange for the Initial Loans in whole or in part.

The maturity of any Initial Loans that are not exchanged for Exchange Notes shall automatically extend to the seventh anniversary of the closing date, subject to certain exceptions such as bankruptcy and insolvency events and non-payment of amounts due under the facility or other indebtedness.

The Exchange Notes, if issued, would be issued under an indenture that is customary for European Rule 144A/Regulation S high yield bond offerings without US registration rights with a maturity date of the seventh anniversary of the closing date.

(iii) Interest and fees

The Initial Loans will accrue interest at a rate per annum equal to the aggregate of three-month LIBOR, plus a spread of 500 basis points, increasing by an additional 50 basis points at the end of each three-month period until the Initial Loan Maturity Date, however the interest rate shall not exceed 11.5 per cent. per annum (in respect of Initial Loans in euro or dollars) and 13.5 per cent. per annum (in respect of Initial Loans in sterling) and shall not be less than 7 per cent. per annum (in respect of Initial Loans in euro and dollars) and 9 per cent. per annum (in respect of Initial Loans denominated in sterling).

Following the Initial Loan Maturity Date, the Initial Loans will accrue interest at a rate per annum equal to the aggregate of three-month LIBOR, plus a spread of 500 basis points, plus a further 200 basis points increasing by an additional 50 basis points at the end of each three-month period, again subject to the same maxima and minima referred to above.

Exchange Notes will bear interest at a rate of 11.5 per cent. per annum (in respect of Exchange Notes in euro or dollars) and 12 per cent. per annum (in respect of Exchange Notes in pounds sterling).

Certain fees and expenses, including upfront fees, commitment fees and an administration fee are payable. The commitment fee of 0.75 per cent. of the fully underwritten amount is payable on the closing date as is a 0.5 per cent. per annum fee computed by reference to the actual number of days the commitment is outstanding.

(iv) Redemption

The borrower will be required to prepay Initial Loans (and, if issued, redeem Exchange Notes), after having taken account of any repayment of the Senior Credit Facilities, upon certain asset sales, the incurrence of certain debt and the issuance of certain equity. In addition, upon a change of control of the Borrower the borrower will be required to redeem the Initial Loans, and if issued the Exchange Notes, at 101 per cent. of the principal amount of such loans or notes.

The Initial Loans may be prepaid at the option of the borrower. The Exchange Notes will be callable four years after issuance at a premium equal to 50 per cent. of the coupon in effect on the date of issuance of such Exchange Notes, declining rateable to zero one year prior to the maturity of the Exchange Notes.

(v) *Covenants and Events of Default*

The availability of the Initial Loans will be subject to the satisfaction of certain conditions precedent (see the paragraph headed "Conditionality of the Refinancing Plan" in Part I ("Letter from the Chairman of Invensys") of this document.)

In addition, the Bridge Facility will contain covenants and events of default usual for a transaction of this type including restrictions on the incurrence of indebtedness, payment of dividends, redemption of capital stock and certain investments, incurrence of liens, the sale of assets and the entering into of transactions restricting the payment of dividends by subsidiaries, entering into mergers and sales of all or substantially all of the assets of the borrower and its subsidiaries.

(e) **Disposal of the Metering systems business**: a stock purchase agreement dated 21 October 2003 between (A) Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberia SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd, as sellers, Invensys (for certain specified purposes); and (B) IMS Meters Holdings, Inc., as purchaser.

Consideration: IMS Meters Holdings, Inc. acquired the Metering business for a total consideration of US$650 million.

Representations and warranties: Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberia SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd. have given to IMS Meters Holdings, Inc. certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (1) must generally exceed US$7.5 million in the aggregate; (2) are generally limited to US$65 million in the aggregate; and (3) generally must be made within 18 months of the completion date. Claims for breaches of the environmental representations and warranties: (I) must exceed US$6.0 million; (II) are generally limited to US$25 million which counts towards the US$65 million cap referred to above; and (III) must generally be made within 10 years of the date of completion.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify IMS Meters Holdings, Inc. for all losses incurred by it or the metering business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties.

Non-compete: Invensys has agreed not (and shall cause its affiliates not) to engage in activities or businesses that compete anywhere in the world with the Metering business as it was conducted at completion for a period of 4 years following completion. The agreement allows Invensys or its affiliates to acquire control of entities which compete with the Metering business providing revenues from the competing business of the acquired entity constitute 10 per cent. or less of the acquired entity's total revenue. However, Invensys or its relevant subsidiary must, within 6 months of the acquisition of the acquired entity, commence negotiations with IMS Meters Holdings, Inc. for it to purchase the competing business. Invensys or the relevant affiliate will comply with this obligation if it solicits offers for the competing business within the relevant period, and IMS Meters Holdings, Inc. is entitled to participate in the solicitation process.

(f) **Disposal of Teccor Electronics Inc.**: a sale and purchase agreement dated 7 July 2003 between (i) Ranco Inc. of Delaware (which is an Invensys subsidiary), as seller; and (ii) Littelfuse Inc., as purchaser, relating to the disposal of Teccor Electronics Inc.

Consideration: Littelfuse Inc. acquired Teccor Electronics Inc. for a total initial consideration of US$44 million.

Representations and Warranties: Ranco Inc. has made certain representations and warranties to Littelfuse Inc. which are usual for a transaction of this type. Claims for breaches of the general representations and warranties: (A) must exceed US$1.0 million in the aggregate; (B) are limited to the purchase price; and (C) must be made within two years of the completion date. Claims for breaches of the environmental representations and warranties: (1) generally must exceed US$1.0 million in the aggregate; (2) are limited to US$10 million; and (3) must be made within 60 months of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Ranco Inc. has agreed to indemnify Littelfuse Inc. for all losses incurred by it or Teccor Electronics Inc. which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties.

Non-compete: No non-compete restrictions.

(g) **Disposal of the Baan business**: a sale and purchase agreement dated 2 June 2003 between (i) Invensys Holdings Limited, Invensys Inc. and Invensys Twenty-One Limited (which are Invensys subsidiaries), as sellers; (ii) GAC Baan Acquisition LLC, as purchaser; (iii) Invensys, as seller guarantor; and (iv) General Atlantic Partners (Bermuda) LLC and Cerberus Capital Management II L.P., as purchaser guarantors, relating to the disposal of the Baan business.

Consideration: GAC Baan Acquisition LLC (now SSA Global Technologies, Inc.) acquired the Baan business for a total consideration of US$135 million.

Representations and Warranties: Invensys Holdings Limited, Invensys Inc. and Invensys Twenty-One Limited have made certain representations and warranties to GAC Baan Acquisition LLC which are usual for a transaction of this type. Claims for breaches of the general representations and warranties: (A) generally must exceed US$50,000 in the aggregate; (B) are generally limited to 15 per cent. of the debt/cash free price (defined in the agreement as being US$134 million) in the aggregate; and (C) generally must be made within 18 months of the completion date.

Non-compete: The sellers have agreed that they shall not, and that they shall procure that Invensys nor its subsidiaries shall, for a period of 2 years from completion (and subject to certain exemptions), engage in the development, design or manufacture of an "enterprise resource planning system" designed specifically for the discrete manufacturing industry.

(h) **Disposal of the Fasco business**: a sale and purchase agreement dated 27 November 2002 between (1) BTR Industries Ltd., BTR (European Holdings) BV, CPN Holdings Pty Limited, Invensys Controls Mexican Holding, L.L.C. and BTR (USA) Finance Company (which are Invensys subsidiaries) and Invensys, as sellers; and (2) Tecumseh Products Company, as purchaser, relating to the disposal of the Fasco business.

Consideration: Tecumseh Products Company acquired the Fasco business (comprising Eaton Technologies, Inc., Fasco Australia Pty Limited, Fasco Industries, Inc., Fasco Motors Limited and Fasco Motors (Thailand) Limited) for a total consideration of US$415 million.

Representations and Warranties: BTR Industries Ltd., BTR (European Holdings) BV, CPN Holdings PTY Limited, Invensys Controls Mexican Holding, L.L.C., BTR (USA) Finance Company and Invensys have made certain representations and warranties to Tecumseh Products Company which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must exceed US$3.0 million in the aggregate; (B) are limited to US$50 million in the aggregate; and (C) must be made within 21 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$750,000 in the aggregate; (B) are limited to US$50 million in the aggregate; and (C) must be made within seven years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify Tecumseh Products Company for all losses incurred by it or the Fasco business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties.

Non-compete: Invensys has agreed not (and shall cause its affiliates not) to engage in activities or businesses that compete with the Fasco business as it was conducted at completion for a period of two years following completion. The agreement allows Invensys or its affiliates to acquire control of entities which compete with the Fasco business providing revenues from the competing business of the acquired entity constitute 25 per cent. or less of the acquired entity's total revenue.

(i) **Disposal of the Drives business**: a sale and purchase agreement dated 5 October 2002 between (1) Eurotherm Holdings Limited, Invensys Deutschland GmbH, Eurotherm International Inc., Siebe France SAS, Eurotherm International Scandinavia AB and BTR European Holdings BV (which companies are Invensys subsidiaries), as sellers; (2) Invensys and BTR plc, as guarantors; and (3) Newco (Eastern) Limited as purchaser, relating to the disposal of the Drives business.

Consideration: Newco (Eastern) Limited acquired the Drives business for a total consideration of US$145 million.

Representations and Warranties: Eurotherm Holdings Limited, Invensys Deutschland GmbH, Eurotherm International Inc., Siebe France SAS, Eurotherm International Scandinavia AB and BTR European Holdings BV have made certain representations and warranties to Newco (Eastern) Limited which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must exceed US$1.5 million in the aggregate; (B) are limited to US$85 million in the aggregate; and (C) generally must

be made within 18 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$25,000 in the aggregate; (B) are limited to US$85 million in the aggregate (with any such payments included in and counting towards the US$85 million cap on general representations and warranties); and (C) must be made by 5 October 2009.

Environmental covenant: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify Newco (Eastern) Limited for all losses incurred by it which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties.

Non-compete: Invensys has agreed not to (and shall procure that its subsidiaries will not) engage in activities or businesses that compete anywhere in the world with the Drives business as it was conducted at completion for a period of 3 years following completion.

Invensys or its subsidiaries may acquire entities which compete with the Drives business where revenues from the competing business of the acquired entity constitute 10 per cent. or less of the acquired entity's total revenue and the revenues received from the competing business do not exceed US$5 million.

(j) **Disposal of the Rexnord business**: a stock purchase agreement dated 27 September 2002 between (1) BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd., BTR Finance BV (which are Invensys subsidiaries) and Invensys, as sellers; and (2) RBS Acquisition Corporation, as purchaser, relating to the disposal of Rexnord business.

Consideration: RBS Acquisition Corporation (a member of The Carlyle Group) acquired the Rexnord Division for a total consideration of US$880 million.

Representations and Warranties: Invensys and the other sellers listed above have given to RBS Acquisition Corporation certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must exceed US$10 million in the aggregate; (B) are limited to US$90 million in the aggregate; and (C) generally must be made within 18 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) generally must exceed US$10 million in the aggregate; (B) are generally limited to US$90 million in the aggregate (with asbestos related claims capped at the purchase price); and (C) must be made within seven years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify RBS Acquisition Corporation for all losses incurred by it or the Rexnord business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing on or prior to the completion date. Certain of these indemnities are subject to the same limitations as apply to the environmental representations and warranties, save that the losses incurred must exceed US$2.0 million in the aggregate before any claim can be made.

Non-compete: Invensys has agreed not (and shall procure that its subsidiaries will not) engage in activities or businesses that compete anywhere in the world with the Rexnord business as it was conducted at completion for a period of 4 years following completion.

Invensys or its subsidiaries may acquire entities which compete with the Rexnord business where revenues from the competing business of the acquired entity constitute 25 per cent. or less of the acquired entity's total revenue, provided that Invensys or its relevant affiliate must, within 6 months of the acquisition of the acquired entity, commence negotiations with RBS Acquisition Corporation for it to purchase the competing business. Invensys or the relevant affiliate will comply with this obligation if it solicits offers for the competing business within the relevant period and RBS Acquisition Corporation is entitled to participate in the solicitation process. If the parties are unable to reach a mutually acceptable agreement with respect to such sale, Invensys or its subsidiary shall be entitled to retain and operate the competing business.

(k) **Disposal of the Sensors business**: a stock purchase agreement dated 18 August 2002 between (1) Invensys, BTR plc, BTR (European Holdings) BV, Deutsche Ranco GmbH, Stewart Warner Corp., H.S. Investments Inc., BTR Industries Limited, Eberle Controls GmbH, Invensys Mexico Holdings L.L.C. and Fasco Industries Inc., as sellers; and (2) Honeywell International Inc. as purchaser.

Consideration: Honeywell International Inc. acquired the Invensys Sensors division for a total consideration of US$415 million.

Representations and Warranties: Invensys, BTR plc, BTR (European Holdings) BV, Deutsche Ranco GmbH, Stewart Warner Corp., H.S. Investments Inc., BTR Industries Limited, Eberle Controls GmbH, Invensys Mexico Holdings L.L.C. and Fasco Industries Inc. have given to Honeywell International Inc. certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must exceed US$2.0 million in the aggregate; (B) are generally limited to US$62.5 million in the aggregate; and (C) generally must be made within 18 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$2.0 million in the aggregate; (B) are generally limited to US$100 million in the aggregate (with liability for predecessor facilities limited to the purchase price); and (C) must be made within 10 years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify Honeywell International Inc. for all losses incurred by it or the Sensors business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing on or prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties.

Non-compete: Invensys has agreed not (and shall cause its affiliates not) to engage in activities or businesses that compete anywhere in the world with the Sensor business as it was conducted at completion, nor design, manufacture or sell any "Sensor Products" (subject to specified exemptions e.g. Sensor Products designed as components for control systems and certain Sensor Products listed in the agreement), for a period of 5 years following completion. The agreement allows Invensys or its affiliates to acquire diversified entities which compete with the Sensor business providing revenues from the competing business of the acquired entity constitute 7.5 per cent. or less of the acquired entity's total sales.

(l) **Disposal of the Flow Controls business**: a sale and purchase agreement dated 21 March 2002 between (1) Invensys as seller; and (2) Flowserve Corporation, as purchaser.

Consideration: Flowserve Corporation acquired the assets of the Flow Controls divisions for a total consideration of US$535 million.

Representations and Warranties: Invensys has given to Flowserve Corporation certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must generally exceed US$2.0 million in the aggregate; (B) are limited to US$184 million in the aggregate; and (C) generally must be made within 24 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$10,000 in the aggregate; (B) are limited to US$50 million in the aggregate (with any such payments not counting towards the US$184 million cap on general representations and warranties); and (C) must be made within 10 years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify Flowserve Corporation for all losses incurred by it or the Flow Controls business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties. In this regard, Flowserve Corporation has agreed to be solely responsible for the first US$3.25 million of costs actually paid and, following this, Invensys being liable for 80 per cent. of the costs incurred and Flowserve Corporation being liable for the remaining 20 per cent.

Non-compete: Invensys has agreed not (and shall cause its controlled affiliates not) to engage in activities or businesses that compete anywhere in the world with the Flow Controls business as it was conducted at completion (subject to certain exemptions, including allowing Invensys and its affiliates to sell, per annum, valve products up to a value of US$3 million in the first 3 years of the restriction period, and up to US$15 million per annum in the final 2 years of the restriction period), for a period of 5 years following completion.

The agreement further provides that where Invensys or its affiliates acquire an entity which manufactures, sells or distributes valve products for the industrial automation market (the "Competing Activity") (and where the Competing Activity constitutes more than 12.5 per cent. of the acquired entity's revenues), then Invensys or its relevant affiliate must, within 6 months of the acquisition of the acquired entity, commence negotiations with Flowserve Corporation for it to purchase the Competing Activity. Invensys or the relevant affiliate will comply with this obligation if it solicits offers for the Competing Activity within the relevant period and Flowserve Corporation is entitled to participate in the solicitation process. If the Competing Activity is not sold within 15 months, Invensys or the relevant affiliate may comply with its obligations

under the non competition agreement by ceasing or restricting the growth of the Competing Activity. If it does so, Invensys or its affiliate shall have no obligation to sell the Competing Activity to Flowserve Corporation.

(m) **Disposal of the Hawker AB business**: a sale and purchase agreement dated 6 January 2002 between (1) Invensys and Hawker AB as sellers; and (2) EnerSys Holdings Inc., as purchaser as amended by amendment agreements between the parties dated 24 January 2002 and 22 March 2002 respectively.

Consideration: EnerSys Holdings Inc. acquired the business of Hawker AB for a total consideration of US$425 million. This included a US$100 million loan note issued under a promissory note dated 22 March 2002 given by the purchaser to HS Investments Inc. (an Invensys subsidiary company) and payable on 31 March 2010, subject to certain exceptions. In consideration for the promissory note, the purchaser gave HS Investments Inc. a warrant to purchase 409,248 shares at an exercise price of US$850 per warrant share. The warrant is generally exercisable for a period of five years.

Representations and Warranties: Invensys and Hawker AB have given to EnerSys Holdings Inc. certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must generally exceed US$5.0 million in the aggregate; (B) are generally limited to US$175 million in the aggregate; and (C) generally must have been made before 31 March 2003. Claims for breaches of the environmental representations and warranties: (A) are not subject to a monetary threshold; (B) are limited to US$175 million in the aggregate; and (C) generally must be made within 10 years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify EnerSys Holdings Inc. for all losses incurred by it or the Hawker AB business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. Claims made under these indemnities shall not exceed US$175 million (when taken together with claims made under the representations and warranties) and shall not be limited in time;

Non-compete: Invensys has agreed not (and will not permit its affiliates) to engage in activities or businesses that compete anywhere in the world with the business of Hawker AB as it was conducted at completion (subject to certain exemptions), nor solicit any customers or suppliers of the business of Hawker AB for a period of 5 years following completion. The agreement allows Invensys or its affiliates to acquire control of entities which compete with the business of Hawker AB providing revenues from the competing business of the acquired entity constitute 10 per cent. or less of the acquired entity's total revenue, and provided that Invensys or its relevant affiliate has used commercially reasonable efforts to structure the acquisition so as to avoid purchasing the competing business. If Invensys or its relevant affiliate acquires the competing business, it must either offer the competing business for sale or take steps to limit or cease the activities of the competing business.

(n) **US$2.35 billion multi-currency revolving facilities agreement**: dated 8 August 2000 (amended 12 November 2001 and 19 June 2002) between (1) Invensys as borrower; (2) HSBC Investment Bank plc as facility agent; (3) Barclays Capital, Chase Manhattan plc, Den Danske Bank Aktieselskab, HSBC Investment Bank plc and UBS Warburg as arrangers; (4) The Chase Manhattan Bank (New York) as swingline agent; and (5) the banks. Facility A is a US$1.46 billion multi-currency revolving loan facility, Facility B is a US$890 million committed multi-currency 364 day loan facility with term-out and extension option. Facility B has matured. Facility A matures on 8 August 2005. There are no guarantees from any other group member.

Covenants: The agreement is subject to customary covenants in relation to financial information, indebtedness, limitation on liens, and mergers. The agreement also contains an interest cover covenant which (as amended on 19 June 2002) states that Invensys shall ensure that in respect of each relevant period (being a 12 month rolling period measured every six months), the ratio of EBITDA to net interest payable for that relevant period shall not be less than 3.5:1.

Fees: The following fees are payable by Invensys: (A) commitment fee: 0.135 per cent. per annum on each lender's available Facility A commitment, and 0.09 per cent. per annum on each lender's available Facility B commitment payable quarterly during the relevant Availability Period; and (B) utilisation fee: a fee in respect of Total Outstandings (as that term is defined in the facility agreement) at the rate of 0.05 per cent. per annum for each day that the Total Outstandings are in an amount which is more than 50 per cent. of the Total Commitments.

Interest: Interest is payable by Invensys at the percentage rate per annum which is the aggregate of the applicable margin, LIBOR and mandatory cost. For the purposes of calculating interest payable "margin" means, in relation to a loan under Facility A (other than a swingline loan), 0.325 per cent. per annum;

(o) **US$1.5 billion multi-currency revolving facility agreement**: dated 1 June 2001 (amended 19 June 2002) between (1) Invensys as borrower; (2) Barclays Bank plc as facility agent and swingline agent; (3) Banc of America Securities Limited, Barclays Capital, BNP Paribas and JP Morgan Plc as arrangers; and (4) the banks. The facility matures on 1 June 2004. There are no guarantees from any other group member.

Covenants: The agreement is subject to customary covenants in relation to financial information, indebtedness, limitations on liens, mergers, disposals and change of business. The agreement also contains an interest cover covenant which (as amended on 19 June 2002) states that Invensys shall ensure that in respect of each relevant period (being a 12 month rolling period measured every six months), the ratio of EBITDA to net interest payable for that relevant period shall not be less than 3.5:1.

Fees: The following fees are payable by Invensys: (A) a commitment fee of 50 per cent. of the relevant margin on each lender's available commitment for that availability period; and (B) a utilisation fee in respect of Total Outstandings (as that term is defined in the facility agreement) at the rate of 0.05 per cent. per annum for each day that the Total Outstandings are in an amount which is more than 50 per cent. of the Total Commitments (as that term is defined in the facility agreement).

Interest: Interest is payable by Invensys at the percentage rate per annum which is the aggregate of the applicable relevant margin, LIBOR and mandatory cost. For the purposes of calculating interest payable, the relevant margin varies with the S&P/Moody's credit rating of Invensys at the Quotation Date (as that term is defined in the agreement) for the relevant loan as follows (provided that where Invensys has a split credit rating or more than two credit ratings the relevant margin shall be determined by reference to the lowest of such credit ratings): (A) A/A2 or higher, 0.40 per cent. p.a.; (B) A-/A3, 0.45 per cent.; (C) BBB+/Baa1, 0.5 per cent.; (D) BBB/Baa2, 0.60 per cent.; or (E) BBB-/Baa3 or lower, 0.80 per cent.;

(p) **Rule 144A global note US$250 million note issue of 7.125 per cent. notes due 2007** between (1) Invensys as issuer (2) Bankers Trust Company as paying agent and (3) Morgan Stanley, Merrill Lynch and J.P. Morgan as managers. The notes are due on 15 January 2007. The notes are unsecured and unsubordinated senior obligations of the issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer.

Covenants: Invensys has given customary covenants in relation to such notes.

Interest: Under the terms of the notes, interest will be payable semi-annually on January 15 and July 15;

(q) **Rule 144A global note US$200 million note programme of 6.5 per cent. notes due 2010** between (1) Invensys as issuer; (2) Bankers Trust Company as paying agent; and (3) Morgan Stanley, J.P. Morgan, Chase Securities Inc. and HSBC Markets as managers. The notes are due on 15 January 2010. The notes are unsecured and unsubordinated senior obligations of the Issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer.

Covenants: Invensys has given the usual covenants in relation to such notes.

Interest: Under the terms of the notes, interest will be payable semi-annually on January 15 and July 15;

(r) **US$110 million note programme comprised of: US$73 million series A 6.2 per cent. guaranteed senior notes due 2003, and US$37 million series B 6.40 per cent. guaranteed senior notes due 2005 (pursuant to a purchase agreement dated 12 August 1998 and amended 15 June 1999)** between (1) BTR Dunlop Finance Inc. as issuer; (2) Invensys International Holdings Limited as guarantor; and (3) various financial institutions as purchasers. The series A notes have been repaid and the series B notes are due on 13 August 2005. The notes are guaranteed by IIHL and Invensys.

Covenants: BTR Dunlop Finance Inc. and Invensys International Holdings Limited as guarantor have given customary positive covenants in relation to such notes, including a covenant to extend the benefit of any financial covenant given to a third party which is more restrictive than those contained in the agreement to the noteholders, and customary negative covenants in relation to limitation on liens, consolidation, merger, sale of assets and limitations on enhancement of indebtedness.

Interest: Under the terms of the notes, interest will be payable semi-annually on February 13 and August 13.

Invensys intends to redeem these notes at or around the Closing Date.

(s) **€2 billion medium term note programme (latest offering circular dated 6 September 2002)** between (1) Invensys as issuer; (2) HSBC Bank plc as agent; and (3) UBS Warburg as arranger. There are no guarantees from any other group member. €500 million 5.5 per cent. fixed rate notes, due on 1 April 2005 are outstanding. The notes are unsecured and unsubordinated senior obligations of the issuer.

Covenants: The notes are subject to customary negative covenants for an issue of this kind.

Interest: Interest is payable on the 5.5 per cent. fixed rate notes annually on 1 April.

Invensys intends to make a tender offer to purchase the €500 million 5.5 per cent. fixed rate notes.

11. Litigation

Neither Invensys nor any other member of the Group is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened by or against it any legal or arbitration proceedings which may have or have had within the 12 months immediately preceding the date of this document a significant effect on the financial position of the Invensys Group.

12. Working capital

Invensys is of the opinion that, following the Placing and Open Offer, completion of the offering of the High Yield Bonds (or drawdown under the Bridge Facility) and taking into account the bank and other facilities available (including the committed and fully underwritten Senior Credit Facilities), the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of publication of this document.

13. Significant change

(a) Save for the disposal of the Metering business on 17 December 2003, there has been no significant change in the financial or trading position of the Group since 30 September 2003, the end of the period to which the unaudited interim results relate.

(b) There have been no interruptions in the Group's business which may have or have had during the last 12 months a significant effect on the Group's financial position.

14. Premises

The Group has no establishments which account for more than 10 per cent. of the Group's net turnover or production.

15. General

(a) The auditors of the Company are Ernst & Young LLP of 1 More London Place, London SE1 2AF. Ernst & Young LLP, Registered Auditors, audited the Company's accounts for the 3 years ended 31 March 2001, 31 March 2002 and 31 March 2003. In each case, the auditors' reports on such accounts were unqualified and did not contain any statement under subsections 237(2) or (3) of the Act.

(b) Ernst & Young LLP has given and not withdrawn written consent to the inclusion in this document of its name and reports and references to it in the form and context in which they are included and has authorised the contents of those sections of this document for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001, as amended.

(c) Cazenove & Co. Ltd, whose registered office is 20 Moorgate, London, EC2R 6DA, is a member of the London Stock Exchange and is regulated in the UK by the Financial Services Authority. Cazenove & Co. Ltd has given and has not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they are included.

(d) Deutsche Bank AG London, whose registered office is at Winchester House, 1 Great Winchester Street, London EC2N 2DB is a member of the London Stock Exchange and is regulated in the UK by the Financial Services Authority. Deutsche Bank AG London has given and has not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they are included.

(e) Morgan Stanley & Co. International Limited, whose registered office is 25 Cabot Square, Canary Wharf EC14 4QA and is regulated in the UK by the Financial Services Authority. Morgan Stanley & Co. International Limited has given and has not withdrawn its written consent to the inclusion of its name herein and of the references to it in the form and context in which they are included.

(f) Tricorn Partners LLP, whose registered address is 27 Knightsbridge London SWIX 7YB, is regulated in the UK by the Financial Services Authority. Tricorn Partners LLP has given and has not withdrawn its written consent to the inclusion of its name herein and the references to it in the form and context in which they are included.

(g) The registrars of the Company are Lloyds Registrars, The Causeway, Worthing, West Sussex BN99 6DA. The Receiving Bank to the Open Offer is Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AN.

(h) The total expenses relating to the issue of the New Ordinary Shares, including the listing fees of the UK Listing Authority, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £29 million (including VAT) in aggregate and are payable by the Company.

(i) The Directors are mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. However, the Directors believe that, due to current market conditions, such a process would be unlikely to result in any significant benefit to the Company and that the commissions being offered to placees under the Placing and Open Offer are competitive and, as such, have not sought to offer the sub-underwriting for tender as to commissions payable.

(j) The financial information contained in this document which relates to the Company does not constitute full statutory accounts as referred to in section 240 of the Act. Statutory accounts of Invensys for the financial periods ended 31 March 2001, 31 March 2002 and 31 March 2003 have been delivered to the Registrar of Companies in England and Wales. Save for the audited consolidated financial information set out in Part VII ("Accountants' Report in respect of the Invensys Group") and audited consolidated information extracted from Part VII ("Accountants' Report in respect of the Invensys Group") of this document and appearing elsewhere in this document, no other information contained in this document has been audited by Ernst & Young LLP.

(k) The New Ordinary Shares are not being marketed or made available to the public in whole or in part other than in connection with the Placing and Open Offer.

(l) There are no arrangements in place under which future dividends are to be waived or agreed to be waived.

(m) Any notice from the Company, including notices of general meetings, shall be sent to Qualifying Shareholders in the Republic of Ireland at the address registered in the Register of Members of the Company, or to the address, if any, within the United Kingdom supplied by such Qualifying Shareholder to the Company for the giving of notices by the Company. If for any reason the Company is unable to post any such notices, alternative arrangements to notify Qualifying Shareholders will be made by a publication of a notice in an appropriate newspaper in the Republic of Ireland.

16. Summary of significant differences between UK GAAP and US GAAP

The following briefly describes each of the significant differences between UK GAAP and US GAAP and, although not all encompassing, they should provide the reader with an indication of the major differences between UK GAAP and US GAAP that impact Invensys.

(a) Intangible fixed assets

- Under UK GAAP, the merger between Siebe plc and BTR plc on February 4, 1999, which resulted in the formation of Invensys plc, was accounted for as a merger, but under US GAAP would be accounted for as the purchase of BTR plc by Siebe plc. This would give rise to a significant difference on the accounting for intangible assets, including goodwill, and the related amortisation.
- Differences in accounting for other purchase transactions made historically by Invensys and its predecessor companies also would give rise to significant differences in intangible asset balances, primarily goodwill, and the related amortisation.
- Under UK GAAP, the merger between Siebe plc and BTR plc on 4 February 1999, which resulted in the formation of Invensys plc, was accounted for as a merger, but under US GAAP would be accounted for as the purchase of BTR plc by Siebe plc. This would give rise to a significant difference on the accounting for intangible assets, including goodwill, and the related amortisation.
- Differences in accounting for other purchase transactions made historically by Invensys and its predecessor companies also would give rise to significant differences in intangible asset balances, primarily goodwill and the related amortisation.
- Under UK GAAP goodwill on acquisitions up to 4 April 1998 was written off to reserves whereas under US GAAP amounts would have been capitalised. Furthermore goodwill arising under US GAAP is no longer amortised but is subject to impairment testing. Impairment provisions which might be required would differ between US and UK GAAP reflecting both differences in underlying carrying values and the bases of calculating the provision.

(b) Pension accounting

- The treatment of the merger between Siebe plc and BTR plc under purchase accounting for US GAAP would give rise to the recognition of a pension asset, in accordance with Statement of Financial Accounting Standards 87: Employers' Accounting for Pensions.
- The overall pension accounting would also impacted by differences between UK GAAP and US GAAP related to actuarial methods used in measuring and recognising the value of the plan assets and accumulated benefit obligation.

(c) Deferred taxation

- Under UK GAAP, provision for deferred taxation is generally not made for timing differences arising from the possible repatriation of foreign earnings. Under US GAAP, deferred taxation is computed for all temporary differences between the tax and book bases of assets and liabilities including the possible repatriation of foreign earnings.
- The tax impact of the other US GAAP balance sheet and income statement differences would be reflected in deferred taxation.

(d) Other balance sheet

- Other balance sheet differences would include items related to the fair value adjustments related to the use of purchase accounting for the merger, valuation of financial instruments and derivatives, deferral of sale and leaseback profits, restructuring accruals, dividend accruals and the recognition of debt factoring arrangements.

(e) Loss on disposals and discontinued operations

- The loss on disposals would be different, principally reflecting the differing carrying values of goodwill attributed to the disposed business arising from matters identified in (a) above.

(f) Restructuring costs charged to goodwill under EITF 95-3

- Under UK GAAP, Invensys charges to net income the costs, including redundancies, of integrating newly acquired businesses. Under US GAAP, certain of these costs may be charged to goodwill under the requirements of EITF 95-3 to the extent that the restructuring was contemplated at the time of the acquisition.

(g) Software capitalisation and amortisation

- Under UK GAAP, the costs of developing software products for sale are expensed as incurred. Under US GAAP, the costs of developing software products for sale must be capitalised after technological feasibility has been established for the product in accordance with SFAS 86. Capitalised costs are amortised over the remaining estimated economic life of the product.

(h) Other income statement

- Other income statement differences would include items related to the accounting for pension costs, elimination of acquired research and development costs, employee options, financial instruments and derivatives.

17. SOURCES AND USES OF PROCEEDS FROM THE REFINANCING PLAN

The following table presents the sources and uses of proceeds for the Refinancing Plan as at 30 September 2003.

Sources and uses of proceeds from the Refinancing Plan

	Sources of Funds	Uses of Funds
	(£ millions)	
Placing and Open Offer	470	
Term Loan A	350	
Term Loan B	450	
Second Lien Facility	150	
High Yield Bonds	650	
Existing revolving credit facilities — balance		1,012
Private Placement		22
EMTN		350
Escrow account		576
Costs and expenses		110
	2,070	2,070

Under the Refinancing Plan there are additional facilities of £650m which will be initially undrawn.

18. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up to and including 5 March 2004:

(a) the memorandum and articles of association of the Company;

(b) the published audited consolidated accounts of the Company for the three financial periods ended 31 March 2001, 31 March 2002 and 31 March 2003;

(c) the unaudited interim results for the Company for the six months ended 30 September 2003;

(d) the report prepared by Ernst & Young LLP set out in Part VII ("Accountants' Report in respect of the Invensys Group") of this document;

(e) the report prepared by Ernst & Young LLP regarding the pro forma financial information set out in Part IX ("Unaudited Pro Forma Financial Information") of this document;

(f) the comfort letter on extraction prepared by Ernst & Young LLP regarding the revised segmental analysis set out in Part VIII ("Unaudited Interim Financial Information of Invensys for the Six Months ended 30 September 2003") of this document;

(g) the material contracts referred to in paragraph 10 of this Part XI other than those described in paragraphs 10(b) and (c) which, if the High Yield Bonds are issued, will be entered into on or prior to Admission, and other than the documentation for the Senior Credit Facilities (other than the Commitment Letter) and the Bridge Facility, if any, (other than the Commitment Letter) which are expected to be entered into on or prior to Admission. These documents will be made available for inspection at the address set out above when and if they are entered into;

(h) the Directors' service contracts and letters of appointment referred to in paragraph 3(k)(ii) of this Part XI;

(i) the rules of the Invensys Share Schemes referred to in paragraph 8 of this Part XI;

(j) the consent letters referred to in paragraph 15 of this Part XI; and

(k) this document, the Form of Proxy and the Application Form.

Dated: 5 February 2004

The following definitions apply throughout this document, unless the context otherwise requires:

"£", "p", "pence", "pounds sterling" or "pounds"	the lawful currency of the United Kingdom
"Act" or "Companies Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Ordinary Shares issued pursuant to the Placing and Open Offer to the Official List and to trading on the market for listed securities of the London Stock Exchange and "Admission becoming effective" means its becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London Stock Exchange
"ADRs"	American Depositary Receipts of the Company
"ADSs"	American Depositary Shares of the Company evidenced by ADRs, each of which represents the right to receive 2 Ordinary Shares
"Application Form"	the application form for the Open Offer that accompanies this document
"Board" or "Directors"	the directors of Invensys from time to time
"Bond Issue"	the offering by the Company of the High Yield Bonds as more fully described in the Offering Memorandum
"Bridge Facility"	the bridge facility described in paragraph 10(d) of Part XI ("Additional Information") of this document
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open in London for the transaction of normal business
"Cazenove"	Cazenove & Co. Ltd
"Certificated" or "in Certificated Form"	not in Uncertificated Form
"CREST"	the relevant system for the paperless settlement of trades and holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST Member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
"CREST Participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST Sponsor"	a CREST Participant admitted to CREST as a CREST sponsor
"CREST Sponsored Member"	a CREST Member admitted to CREST as a sponsored member
"CREST stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"dealing day"	a day on which the London Stock Exchange is open for business and shares may be dealt on the London Stock Exchange
"Deferred Shares"	the deferred shares of 24 pence each in the capital of Invensys resulting, along with New Ordinary Shares, from the subdivision and conversion of the Existing Ordinary Shares pursuant to the Share Capital Subdivision
"Deposit Agreement"	the deposit agreement relating to the issuance of ADRs, as supplemented and amended between the Company and the Depositary in October 2002
"Depositary"	Deutsche Bank Trust Company Americas
"Deutsche Bank"	Deutsche Bank AG London

"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Invensys to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3N2 on 2 March 2004 at 11.00 a.m., notice of which is set out at the end of this document, or any adjournment thereof
"Enlarged Share Capital"	the issued ordinary share capital of Invensys following the issue of the New Ordinary Shares pursuant to the Placing and Open Offer and the Share Capital Subdivision
"1998 ESOS"	Invensys 1998 Senior Executive Share Option Scheme
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"Excluded Territories"	Australia, Canada, France, Japan, the Netherlands, New Zealand and The Republic of South Africa
"Existing Ordinary Shares"	the ordinary shares of 25 pence each in the capital of Invensys at the date of this document
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders in connection with the Extraordinary General Meeting
"High Yield Bonds"	the notes being offered pursuant to the Bond Issue
"IFRS"	International Financial Reporting Standards
"IHHL"	Invensys International Holdings Limited
"Invensys" or "the Company"	Invensys plc
"Invensys Group" or "Group"	Invensys and its subsidiaries (as defined in section 736 of the Act) and subsidiary undertakings (as defined in section 258 of the Act) as at the date of this document
"Invensys Share Schemes"	the Invensys 1998 Senior Executive Share Option Scheme, the Siebe plc Share Option Scheme 1993, the BTR Executive Share Option Scheme (1995), the BTR Senior Executive Share Option Scheme 1985, the Eurotherm plc Executive Share Option Scheme 1995, the Eurotherm International Executive Share Option Scheme 1985, the Second Unitech 1984 Executive Share Option Scheme, the Unitech 1984 Executive Share Option Scheme, the Invensys Savings Related Share Option Scheme, the Invensys Overseas Savings Related Share Option Scheme, the BTR plc Savings Related Share Option Scheme, the Baker Savings Related Share Option Scheme (1981), the Invensys 1998 Senior Executive Long Term Incentive Plan and the Invensys plc Restricted Share Plan
"Issue Price"	21.50 pence per New Ordinary Share
"Listing Rules"	the listing rules made by the UK Listing Authority in accordance with section 74 of the Financial Services and Markets Act 2000 (as amended from time to time)
"London Stock Exchange"	London Stock Exchange plc
"LTIP"	Invensys 1998 Senior Executive Long Term Incentive Plan
"Morgan Stanley"	Morgan Stanley & Co. International Limited
"New Ordinary Shares"	new ordinary shares of 1 pence each in the capital of the Company arising from the creation of such new ordinary shares pursuant to a resolution proposed at the Extraordinary General Meeting in connection with the Placing and Open Offer and/or from the subdivision and conversion of the Existing Ordinary Shares pursuant to the Share Capital Subdivision, as the context requires
"Offering Memorandum"	the offering memorandum expected to be published by the Company prior to Admission in connection with the Bond Issue
"Official List"	the Official List of the UK Listing Authority

"Open Offer"	the invitation to Qualifying Shareholders to subscribe for New Ordinary Shares at the Issue Price on the terms and subject to the conditions set out in this document and in the Application Form
"Ordinary Shares"	Existing Ordinary Shares or New Ordinary Shares, as the context requires
"Overseas Shareholders"	Shareholders with registered addresses outside the United Kingdom or the Republic of Ireland or who are citizens or residents of, or located in, countries other than the United Kingdom or the Republic of Ireland
"Placees"	subscribers of New Ordinary Shares pursuant to the Placing
"Placing"	the conditional placing by the Underwriters of 2,187,363,013 New Ordinary Shares at the Issue Price on the terms and subject to the conditions contained in the Placing Agreement, subject to the right of Qualifying Shareholders to apply for such shares under the Open Offer and as described in this document
"Placing Agreement"	the agreement dated 5 February 2004 between Invensys and the Underwriters in relation to the Placing and Open Offer, details of which are set out in paragraph 10(a) of Part XI ("Additional Information") of this document
"Prospectus"	this document, comprising a prospectus relating to the New Ordinary Shares to be issued pursuant to the Placing and Open Offer, prepared in accordance with the Listing Rules
"Purchase Agreement"	the purchase agreement expected to be entered into by the Company and Deutsche Bank prior to Admission in connection with the Bond Issue
"Qualified Institutional Buyer" or "QIB"	Qualified Institutional Buyer as defined in Rule 144A under the Securities Act
"Qualifying Shareholders"	Shareholders on the register of members of Invensys on the Record Date other than Restricted Shareholders
"Receiving Bank"	Lloyds TSB Registrars
"Record Date"	close of business on 2 February 2004
"Refinancing Plan"	the refinancing plan described in paragraph 1 of Part I ("Letter from the Chairman of Invensys") of this document
"Registrars"	Lloyds TSB Registrars
"Regulations"	the Uncertificated Securities Regulations 2001, as amended from time to time
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting, as set out in the notice of the Extraordinary General Meeting at the end of this document
"Restricted Shareholders"	Shareholders on the register of members of Invensys on the Record Date with registered addresses in, or who are US Persons or otherwise located in, the United States or any Excluded Territory, or who are citizens or nationals of any of the Excluded Territories, other than Shareholders who are Qualified Institutional Buyers
"SAYE Scheme"	Invensys Savings Related Share Option Scheme
"SDRT"	stamp duty reserve tax
"SEC"	the United States Securities and Exchange Commission
"Securities Act"	the United States Securities Act of 1933, as amended

"Senior Credit Facilities"	the senior credit facilities described in paragraph 10(d) of Part XI ("Additional Information") of this document
"Share Capital Subdivision"	the subdivision and conversion of Invensys' share capital described in paragraph 9 of Part I ("Letter from the Chairman of Invensys") of this document
"Shareholders"	holders of Ordinary Shares
"Tricorn"	Tricorn Partners LLP
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Uncertificated" or "in Uncertificated Form"	recorded on the relevant register or other record of the share or other security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Underwriters"	Cazenove, Deutsche Bank and Morgan Stanley
"United Kingdom" or "UK"	United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US GAAP"	generally accepted accounting principles in the US
"US Holder"	a beneficial owner of the Existing Ordinary Shares or New Ordinary Shares that for US federal income tax purposes is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source
"US Person"	US person within the meaning set out in Regulation S, including but not limited to natural persons resident in the United States and partnerships or corporations organised or incorporated under the laws of the United States
"US$", "US dollars", "dollars", "cents", "$" or "¢"	the lawful currency of the United States

"AC"	alternating current
"actuator"	a device which performs a mechanical action in response to an electric signal
"burn-in"	post-final assembly and test of a circuit board
"CERCLA"	The United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, commonly known as Superfund
"DC"	direct current
"discrete and hybrid manufacturing"	manufacturing of discrete parts or products
"drive train"	a technical system that drives a machine
"European Rail Traffic Management System"	a project launched by the Commission of the European Union to harmonise and standardise rail traffic in the areas of signalling, command/control and traffic management to enable inter-operability throughout the European rail network
"harmonics"	continuous or sporadic distortions in power supply
"heat exchanger"	a device used to transfer heat from one fluid to another, where the two fluids are physically separated (e.g. by a thin metal plate), used in food, beverage, dairy and chemical industries
"homogeniser"	a device used to emulsify liquids and uniformly disperse solid particles throughout a liquid, used for high pressure pumping applications in the processing of dairy, food, beverage, chemical, pharmaceutical and healthcare products
"hybrid manufacturing	manufacturing that combines continuous manufacturing (such as chemical process manufacturing) and discrete manufacturing (such as packaging or forming the final product)
"infinite switch"	a switch that allows the user to select a position, from a low position to a high position and everywhere in between
"open architecture software"	software which is compatible with other software systems
"UPS" or "uninterrupable power supply"	power supply that is resistant to disturbances and interruptions
"semi-conductor"	a base material between a conductor and an insulator that forms the basis of present-day electronics
"six sigma"	a data-driven approach and methodology for eliminating defects (driving towards standard deviations between the mean and the nearest specification limit) in manufacturing, transactional and other processes
"twin screw extruder"	a machine that processes dough or other substances and forces it out into various shapes

INVENSYS PLC

(Registered in England and Wales with registered number 166023)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("EGM") of Invensys (the "Company") will be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3N2 on 2 March 2004 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as special resolutions:

SPECIAL RESOLUTIONS

1. **THAT**:

(a) at 7.00 a.m. on the first dealing day next following the date of the EGM, each of the ordinary shares of 25p each in the capital of the Company (the "25p Ordinary Shares") then in issue be subdivided and converted into one ordinary share of 1p (a "1p Ordinary Share") having the same rights as a 25p Ordinary Share and one deferred share of 24p (a "Deferred Share"), each Deferred Share having attached thereto the following rights and restrictions:

(i) on a winding-up or other return of capital, the Deferred Shares shall entitle the holders of the shares only to payment of the amounts paid up on those shares, after repayment to the holders of any and all ordinary shares then in issue of the nominal amount paid up on those ordinary shares held by them respectively and the payment in cash or *in specie* of £100,000 on each of those ordinary shares;

(ii) the Deferred Shares shall not entitle the holders of such shares to receive any dividend or other distribution (other than pursuant to paragraph (a)(i) of this Resolution 1) or to receive notice of, or to attend or vote at, any general meeting of the Company;

(iii) the Deferred Shares shall not, save as provided in paragraph (a)(iv) of this Resolution 1, be transferable;

(iv) the Company shall have an irrevocable authority from each holder of the Deferred Shares at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(A) to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any of those shares and/or an agreement to transfer the same (without making any payment for them) to such person or persons as the Company may determine and to execute any other documents which such person may consider necessary or desirable to effect such transfer, in each case without obtaining the sanction of the holder(s) and without any payment being made in respect of such acquisition;

(B) to purchase all or any of the shares in accordance with the Companies Act 1985 (the "Act") without obtaining the consent of the holders of those shares in consideration of the payment to each of the holders whose shares are purchased of an amount not exceeding one penny in respect of all the Deferred Shares then being purchased;

(C) for the purposes of any such purchase, to appoint any person to execute a contract for the sale of any such shares to the Company on behalf of any holder of Deferred Shares;

(D) to cancel all or any of the Deferred Shares purchased in accordance with the Act; and

(E) pending any such transfer, purchase or cancellation, to retain the certificates (if any) for all or any of the Deferred Shares; and

(v) the reduction of capital paid up on the Deferred Shares and/or the creation or issue of further shares in the capital of the Company ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the Deferred Shares shall be deemed not to vary or abrogate the rights attaching to the Deferred Shares.

(b) at 7.00 a.m. on the first dealing day next following the date of the EGM, each of the authorised but unissued 25p Ordinary Shares shall be subdivided and converted into twenty five 1p Ordinary Shares each ranking equally in all respects with the 1p Ordinary Shares created pursuant to paragraph (a) of this Resolution 1.

2. **THAT**, subject to, and conditional upon, the passing of Resolution 1 in the notice of EGM dated 5 February 2004 and to Admission becoming effective (as defined in the circular to shareholders of the Company dated 5 February 2004 (the "Circular")) and to the Placing Agreement (as defined in the Circular) not having been terminated or rescinded in accordance with its terms, the directors be and are hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of this Resolution 2) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Act):

(a) up to an aggregate nominal amount of £21,873,630 for the purposes of the Placing and Open Offer (each as defined in the Circular); and

(b) otherwise up to an aggregate nominal amount of £18,957,146,

provided that this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) five years after the date on which this Resolution 2 is passed, but the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

3. **THAT**, subject to and conditional upon the passing of Resolutions 1 and 2 in the notice of EGM dated 5 February 2004 and to Admission becoming effective and to the Placing Agreement not having been terminated or rescinded in accordance with its terms, and in place of all existing powers, the directors be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash, pursuant to the authority conferred by Resolution 2 in the notice of EGM dated 5 February 2004 as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities pursuant to the Placing and Open Offer up to an aggregate nominal amount of £21,873,630 million;

(b) the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them (and/or in accordance with the rights attached to the securities in question) (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient or consider appropriate in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever arising); and

(c) the allotment (otherwise than pursuant to paragraphs (a) and (b) of this Resolution 3) of equity securities for cash up to an aggregate nominal amount of £2,843,572,

and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) five years after the date on which this Resolution 3 is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired.

By order of the Board

J R W Clayton
Company Secretary
5 February 2004

Registered Office
Invensys House
Carlisle Place
London SW1P 1BX

Notes:

1. Any member of the Company entitled to attend and vote at this extraordinary general meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrars at the address shown on the proxy form not later than 48 hours before the time of holding the meeting. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3. A form of proxy is enclosed. However, a form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference Number, Card ID and Account Number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it or log onto *www.sharevote.co.uk* and complete a proxy on-line.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the extraordinary general meeting to be held on 2 March 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID: 7RA01) by 11.00 a.m. on 29 February 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only members registered in the register of members at 6.00 p.m. on 29 February 2004 shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00 p.m. on 29 February 2004 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.